This document comprises a Prospectus relating to Allied Gold Mining PLC (the **Company**) and has been prepared in accordance with the Prospectus Rules of the Financial Services Authority (**FSA**) made under section 73A of FSMA, has been filed with the FSA and has been made available to the public as required by the Prospectus Rules.

This Prospectus is being made available to Shareholders for information purposes only and does not require any action to be taken by Shareholders of the Company. This Prospectus does not constitute an offer or invitation to any person to subscribe for or purchase any securities in the Company or any other entity.

Application has been made to (i) the FSA for all of the Ordinary Shares to be admitted to the premium segment of the Official List of the FSA (Official List) and (ii) the London Stock Exchange plc (London Stock Exchange) for the Ordinary Shares to be admitted to trading on its main market for listed securities (together, Admission). Admission to trading on the London Stock Exchange constitutes admission to trading on a regulated market. It is expected that Admission of the Ordinary Shares will become effective and that dealings will commence in the Ordinary Shares on the London Stock Exchange, at 8.00 a.m. (London time) on 30 June 2011.

The Company and its Directors (whose names appear on page 30 of this Prospectus) accept responsibility for the information contained in this Prospectus. To the best of the knowledge of the Company and the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Prospectus is in accordance with the facts and contains no omission likely to affect its import.

Your attention is drawn to the risk factors in relation to the Group on pages 12 to 29 of this Prospectus.

ALLIED GOLD MINING PLC

(Incorporated in England and Wales with Registered Number 7553802)

Prospectus

Admission to the premium segment of the Official List and to trading on the Main Market of the London Stock Exchange

---

Expected share capital immediately following Admission

Ordinary Shares of 10p each

Issued and fully paid

Number	Amount (£)
199,756,259†	19,975,626

† Subject to adjustments for fractional entitlements.

On Admission, all the Ordinary Shares in issue will rank pari passu in all respects including for all dividends and other distributions declared, made or paid. In the United States, this Prospectus is being made available only to Shareholders for information purposes only. This Prospectus does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire Ordinary Shares.

The Ordinary Shares will not be, and are not required to be, registered under the US Securities Act of 1933, as amended (the **Securities Act**), in reliance upon the exemption from registration provided by Section 3(a)(10) thereof. The Ordinary Shares will not be registered under any securities laws of any state or other jurisdiction of the United States and may not be offered, sold, resold, transferred or delivered, directly or indirectly, within the United States by persons deemed to be "affiliates" of the Company under the rules of the Securities Act except pursuant to an applicable exemption from the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. Neither the US Securities and Exchange Commission nor any other US federal or state securities commission or regulatory authority has approved or disapproved the Ordinary Shares or passed an opinion on the adequacy of this Prospectus. Any representation to the contrary is a criminal offence in the United States.

RBC Capital Markets is acting as financial adviser and sponsor for the Company and no-one else in connection with Admission and will not be responsible to anyone other than the Company for providing the protections afforded to clients of RBC Capital Markets or providing advice in relation to Admission or any other matters described in this Prospectus.

Apart from responsibilities and liabilities, if any, which may be imposed on RBC Capital Markets by FSMA or the regulatory regime established thereunder, RBC Capital Markets does not accept any responsibility whatsoever, and makes no representation or warranty express or implied, for the contents of this document, including its accuracy, completeness or verification or for any other statement made or purported to be made by it, or on its behalf, in connection with the Company, the Ordinary Shares or Admission. RBC Capital Markets accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this document or any such statement.

The contents of this Prospectus are not to be construed as legal, financial or tax advice. Each prospective investor should consult their own solicitor, independent financial adviser or tax adviser for legal, financial or tax advice.

Papua New Guinea

This document is not a prospectus in Papua New Guinea and has not been lodged with the Papua New Guinea Registrar of Companies. The Shares cannot be offered for subscription or purchase to the public in Papua New Guinea, but an offer or invitation to any person where the amount payable by that person is at least PGK500,000 will not constitute an offer of the Shares to the public.

CONTENTS

SUMMARY

This summary should be read as an introduction to the Prospectus. Investors should read the whole of this Prospectus and not just rely upon key or summarised information. Any decision to invest in the Company should be based on the consideration of this Prospectus as a whole by the investor and not just this summary. Where a claim relating to the information contained in this Prospectus is brought before a court, the investor bringing the claim might, under the national legislation of the EEA States, have to bear the costs of translating the Prospectus before the legal proceedings are initiated. Civil liability attaches to those persons who are responsible for the summary including any translations of the summary, but only if the summary is misleading, inaccurate or inconsistent when read together with other parts of the Prospectus.

1 Overview

Allied Gold Mining PLC is an emerging Pacific Rim gold producer with two producing gold mines in Papua New Guinea (**PNG**) and the Solomon Islands, with near-term expansion plans and near mine and regional exploration potential. The Group's projects contain current reserves and resources of 3.39Moz and 8.65Moz respectively in PNG and the Solomon Islands as at 1 January 2011. The Group's major assets are its 100 per cent-owned Simberi mine (**Simberi**), located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of Eastern PNG, and its 100 per cent-owned Gold Ridge mine (**Gold Ridge**) on Guadalcanal Island in the Solomon Islands. The Group also controls 100 per cent of the 260km² Tabar-Tatau exploration licenses which includes all of the Tabar Islands group not covered by the mining lease for Simberi.

Historically, the operations of the Group companies comprised the gold mining business of Allied Gold Limited, incorporated and registered in Australia, and its subsidiaries. The Group companies will be reorganised into a new corporate group and the Company will acquire its shareholding in Allied Gold pursuant to the Pre-IPO Reorganisation, which will be affected by way of a scheme of arrangement conducted pursuant to Australian law.

Allied Gold Limited (**Allied Gold**), which until successful completion of the Pre-IPO Reorganisation, is the holding company for the Group's businesses, has been publicly traded on the Australian Securities Exchange (**ASX**) since December 2003 (symbol: ALD), the London Stock Exchange's AIM market (**AIM**) since March 2006 (symbol: AGLD) and on the Toronto Stock Exchange (**TSX**) since November 2009 (symbol: ALG). Post completion of the Pre-IPO Reorganisation, the Group's ticker symbol will change to "ALD" on all three exchanges. As at 15 June 2011, the Group's market capitalisation is more than A$650 million.

2 Key assets

Simberi (PNG)

Simberi is an open-pit mining operation, with an associated 2.0Mtpa CIL plant for processing oxide ore. The mine is located within the 2560ha Mining Lease ML136 on the eastern side of Simberi Island.

The Group is currently expanding gold production at Simberi from a current run rate of 70Koz per annum to 100Koz gold per annum by late 2011, through the expansion and optimisation of the existing oxide plant to increase capacity to 3.5Mtpa of ore. Further expansion of operations and production at Simberi is currently under review.

Further potential has been identified around the existing Simberi pits. A near-mine exploration programme on the western side of Simberi Island will be conducted over the next 12 to 18 months with the aim of identifying additional oxide material.

As at 1 January 2011, Simberi has total Measured, Indicated and Inferred gold resources of 169.17Mt at 1.10g/t of gold (6.01Moz Au). Simberi has total reserves of 44.84Mt at 1.46g/t Au (2.11Moz Au).

Gold Ridge (Solomon Islands)

Allied Gold acquired Gold Ridge in 2009 through its acquisition of ASG.

The Group has recently completed an A$150 million refurbishment and expansion of the existing plant at Gold Ridge to increase capacity from 2.0Mtpa to 2.5Mtpa. First gold was produced from the refurbished Gold Ridge plant in March 2011.

The Group is targeting initial gold production at an average rate of 120Koz per annum for the first three years of operation, based on reserves of 1.28Moz. The Company is also conducting an A$5m near-mine exploration programme in 2011, focused on defining additional resources and reserves around Gold Ridge.

As at 1 January 2011, Gold Ridge has total Measured, Indicated and Inferred gold resources of 64.17Mt at 1.28g/t Au (2.64Moz Au). Gold Ridge has total reserves of 23.2Mt at 1.71g/t Au (1.28Moz Au).

Tabar-Tatau (PNG)

The Tabar-Tatau exploration licenses covering 260km² which includes all of the Tabar Islands group not covered by the mining lease for Simberi. The main focus of the exploration programme is to target epithermal gold and copper-gold porphyry mineralisation. Initial drilling is currently underway at the Mount Letam and Talik targets.

3 Key strengths

The Directors believe that the key strengths of the Group are:

- A diversified portfolio of assets, spanning the development cycle
- Growing production, significant reserve and resource base and unhedged gold price exposure
- Expertise in gold mining through an experienced management team
- Proven ability to develop and implement projects, and a developed infrastructure
- Attractive cash costs with high operating margins
- Financially sound capital structure
- The Group's potential for value creation and pipeline of investment opportunities

4 Strategy

The Group's core strategy is to achieve profitable growth and increase volume from current mining assets, with a particular focus on assets in Melanesia with favourable capital intensity. The central driver of this strategy is securing the Group's supply of gold, which it intends to achieve through the development and expansion of existing mining assets.

The Group's aim is to keep growing its critical mass in terms of resources, reserves and production capacity through exploration around its existing assets. The Group is investing in excess of A$10 million annually into exploration, with programmes around all of its producing assets and at greenfield projects in PNG and the Solomon Islands, as the Directors seek to build on the position of the Group as a prominent gold producer and explorer in the region.

The Group is also focused on the organic development of in-house projects and regional acquisitions of production or near-term production assets.

5 Reserves and resources

Based on current reserves and existing production capacity, Simberi has a mine life of 13 years and Gold Ridge has a mine life of 9 years. The table below sets out the reserves at each of the operating mines:

	As at 1 January 2011[1]		
	Mt	AU g/t	Koz
Simberi			
Proven	11.64	1.06	395
Probable	33.20	1.61	1,716
Proven & Probable	**44.84**	**1.46**	**2,112**

	As at 1 January 2011[1]		
	Mt	AU g/t	Koz
Gold Ridge[2]			
Proven	—	—	—
Probable	23.2	1.71	1,275
Probable	**23.2**	**1.71**	**1,275**

Notes:

(1) Being the last practicable date prior to the publication of this Prospectus.

(2) Based on a US$850 per oz gold price.

Table shows rounded estimates. This rounding may cause some apparent computational discrepancies.

The table below sets out the resources at each of the operating mines, at a cut off grade of 0.5 g/t Au:

	As at 1 January 2011[1]		
	Mt	AU g/t	Koz
Simberi			
Measured	11.56	1.13	418
Indicated	70.17	1.28	2,891
Measured & Indicated	**81.73**	**1.26**	**3,309**
Inferred	87.44	0.96	2,701

	As at 1 January 2011[1]		
	Mt	AU g/t	Koz
Gold Ridge			
Measured	8.24	1.53	405
Indicated	40.89	1.23	1,617
Measured & Indicated	**49.13**	**1.28**	**2,022**
Inferred	15.03	1.27	614

Note:

(1) Being the last practicable date prior to the publication of this Prospectus.

Table shows rounded estimates. Rounding may cause numerical discrepancies.

6 Summary financial information for the years ended 30 June 2010, 2009 and 2008

Consolidated Statement of Comprehensive Income for the years ended 30 June 2010, 2009 and 2008

	2010	2009	2008
	A$	A$	A$
Revenue	67,555,369	77,467,668	23,393,798
Cost of sales	(70,289,540)	(66,436,649)	(20,264,174)
Gross profit/(loss)	**(2,734,171)**	**11,031,019**	**3,129,624**
Gains/(losses) on derivatives	(176,084)	1,133,187	(2,685,864)
Corporate expenses	(14,773,680)	(7,545,907)	(4,404,307)
Share based remuneration	(6,828,559)	(4,130,120)	(3,590,530)
Impairment of available for sale assets	(7,740)	(1,214,402)	—
Gain on acquisition of subsidiary	36,666,786	—	—
Other expenses	—	(3,426,778)	(4,049,118)
Other income	2,243,413	149,937	31,688
Financial income	1,834,972	327,760	533,365
Financial expenses	(5,996,122)	(3,396,347)	(1,189,685)
Profit/(loss) before tax	**10,228,815**	**(7,071,651)**	**(12,224,827)**
Income tax benefit/(expense)	—	—	—
Profit/(loss) after tax attributable to owners of Allied Gold Limited	**10,228,815**	**(7,071,651)**	**(12,224,827)**
Foreign currency translation differences	6,072,425	(252,552)	(414,648)
Effective portion of changes in fair value of cash flow hedges, net of tax	(6,479,724)	6,520,145	(23,225,075)
Net change in fair value of cash flow hedges transferred to profit or loss, net of tax	10,745,465	7,484,731	1,151,561
Restatement of fair value of cash flow hedges	—	(4,320,305)	2,685,864
Net change in fair value for available for sale financial assets, net of tax	1,373,921	129,843	(751,544)
Net change in fair value of available for sale financial assets transferred to profit, net of tax	(1,006,313)	—	—
Total comprehensive income for the year attributable to the owners of Allied Gold Limited	**20,934,589**	**2,490,211**	**(32,778,669)**
Profit/(loss) per share for loss attributable to the ordinary equity holders of Allied Gold Limited			
Basic earnings/(loss) per share (cents)	**1.31**	**(1.65)**	**(3.46)**
Diluted earnings/(loss) per share (cents)	**1.31**	**(1.65)**	**(3.46)**

Consolidated Statement of Financial Position as at 30 June 2010, 2009 and 2008

	2010	2009	2008
	A$	A$	A$
CURRENT ASSETS			
Cash and cash equivalents	85,525,391	20,529,979	154,180
Trade and other receivables	4,160,718	800,494	1,758,073
Inventories	11,795,370	14,269,497	7,401,734
Derivative financial instruments	—	2,509,294	314,212
Other assets	3,066,675	246,792	531,032
Total Current Assets	**104,548,154**	**38,356,056**	**10,159,231**
NON-CURRENT ASSETS			
Derivative financial instruments	—	851,002	3,495,855
Available for sale financial assets	524,230	348,974	1,185,074
Property, plant and equipment	302,874,641	145,861,709	130,034,534
Exploration and evaluation expenditure	23,711,261	11,115,743	10,406,786
Total Non-Current Assets	**327,110,132**	**158,177,428**	**145,122,249**
Total Assets	**431,658,286**	**196,533,484**	**155,281,480**
CURRENT LIABILITIES			
Trade and other payables	44,032,012	20,683,026	14,446,386
Borrowings	4,481,970	2,094,483	8,561,286
Derivative financial instruments	—	12,636,875	6,972,407
Provisions	1,008,116	491,709	365,819
Total Current Liabilities	**49,522,098**	**35,906,093**	**30,345,898**
NON-CURRENT LIABILITIES			
Borrowings	1,755,820	3,845,885	2,739,755
Derivative financial instruments	—	7,123,887	18,911,174
Provisions	9,315,217	2,782,426	2,584,870
Total Non-Current Liabilities	**11,071,037**	**13,752,198**	**24,235,799**
Total Liabilities	**60,593,135**	**49,658,291**	**54,581,697**
NET ASSETS	**371,065,151**	**146,875,193**	**100,699,783**
EQUITY			
Contributed equity	369,525,183	173,098,363	133,686,704
Reserves	17,099,422	(434,901)	(14,270,303)
Accumulated losses	(15,559,454)	(25,788,269)	(18,716,618)
TOTAL EQUITY	**371,065,151**	**146,875,193**	**100,699,783**

Consolidated Statements of Cash Flows for the years ended 30 June 2010, 2009 and 2008

	Group		
	2010	2009	2008
	A$	A$	A$
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers	67,593,909	78,160,874	21,748,690
Payments to suppliers & employees	(70,897,182)	(61,115,934)	(21,374,990)
(Payments)/proceeds from settlement of derivatives	(17,826,546)	5,122,882	—
Interest received	1,590,685	327,760	533,365
Interest paid	(970,264)	(932,382)	(1,189,685)
Net cash generated by/(used in) operating activities	**(20,509,398)**	**21,563,200**	**(282,620)**
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of equity investments	(15,075)	(241,200)	(14,999)
Proceeds from sale of available for sale financial assets	1,206,000	—	—
Purchase of plant & equipment	(52,105,472)	(16,246,475)	(40,223,122)
Development expenditure	(6,915,672)	(7,205,878)	—
Exploration and evaluation expenditure	(9,544,311)	(708,957)	(13,075,876)
Cash acquired on acquisition of subsidiary	3,573,926	—	—
Net cash used in investing activities	**(63,800,604)**	**(24,402,510)**	**(53,313,997)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from the issue of securities	159,545,451	41,575,365	26,891,855
Costs of raising equity capital	(9,935,846)	(1,766,744)	(256,773)
Proceeds from borrowings	5,205,282	2,900,000	23,393,561
Finance lease payments	(5,411,333)	(3,337,264)	—
Repayments of borrowings	(726,497)	(16,407,977)	(8,935,838)
Net cash generated by financing activities	**148,677,057**	**22,963,380**	**41,092,805**
Net increase in cash and cash equivalents	**64,367,055**	**20,124,070**	**(12,503,812)**
Cash and cash equivalents at beginning of financial year	20,529,979	154,180	12,657,949
Effects of exchange rate changes on the balance of cash and cash equivalents	628,357	251,729	43
Cash and cash equivalents at end of financial year	**85,525,391**	**20,529,979**	**154,180**

7 Summary financial information for the half-year ended 31 December 2010

Consolidated Statement of Comprehensive Income for the half-year ended 31 December 2010

	Half-Year Ended 31 December, 2010	Half-Year Ended 31 December, 2009
		(unaudited)
Revenue	40,942,585	33,141,171
Cost of sales	(32,574,869)	(38,150,819)
Gross profit/(loss)	**8,367,716**	**(5,009,648)**
Unrealised losses on derivatives	—	(812,476)
Corporate expenses	(4,950,553)	(8,002,387)
Share based remuneration	1,252,500	(6,819,755)
Foreign exchange gain/(loss)	444,063	(112,698)
Financial income	4,776,722	180,483
Financial costs	(501,456)	(1,839,198)
Profit/(loss) before tax	**9,388,992**	**(22,415,679)**
Income tax benefit/(expense)	—	—
Profit/(loss) after tax attributable to owners of Allied Gold Limited	**9,388,992**	**(22,415,679)**
Other comprehensive income/(loss)		
Changes in the fair value of available for sale financial assets	543,795	250,914
Changes in the fair value of cash flow hedges—gross	—	(5,774,881)
Transfers to income statement from cash flow hedging reserve—gross	5,437,338	4,917,149
Exchange differences on translation of foreign operations	—	1,141,391
Other comprehensive income/(loss) for the half-year	**5,981,133**	**534,573**
Total comprehensive income/(loss) for the half-year	**15,370,125**	**(21,881,106)**
Profit/(loss) for the half-year is attributable to:		
Owners of Allied Gold Limited	9,388,992	(22,402,708)
Non-controlling interest	—	(12,971)
	9,388,992	**(22,415,679)**
Total comprehensive income/(loss) for the half-year is attributable to:		
Owners of Allied Gold Limited	15,370,125	(21,829,665)
Non-controlling interest	—	(51,441)
	15,370,125	**(21,881,106)**
Profit/(loss) per share for loss attributable to the ordinary equity holders of Allied Gold Limited		
Basic earnings per share (cents)	**0.90**	**(4.24)**
Diluted earnings per share (cents)	**0.89**	**(4.24)**

Consolidated Statement of Financial Position as at 31 December 2010

	31 December 2010	31 December 2009 (unaudited)
CURRENT ASSETS		
Cash and cash equivalents	36,486,444	157,241,528
Trade and other receivables	4,099,013	1,714,620
Derivative financial instruments	—	814,922
Inventories	21,328,397	11,342,679
Other assets	1,492,322	779,193
Total Current Assets	**63,406,176**	**171,892,942**
NON-CURRENT ASSETS		
Available for sale financial assets	1,068,024	599,888
Property, plant and equipment	375,679,424	152,474,075
Exploration and evaluation expenditure	25,421,216	59,914,705
Total Non-Current Assets	**402,168,664**	**212,988,668**
Total Assets	**465,574,840**	**384,881,610**
CURRENT LIABILITIES		
Trade and other payables	14,379,497	19,322,670
Borrowings	11,517,869	3,500,278
Derivative financial instruments	—	15,720,395
Provisions	1,170,332	868,260
Total Current Liabilities	**27,067,698**	**39,411,603**
NON-CURRENT LIABILITIES		
Borrowings	42,866,750	4,503,354
Provisions	9,799,544	7,776,299
Total Non-Current Liabilities	**52,666,294**	**12,279,653**
Total Liabilities	**79,733,992**	**51,691,256**
NET ASSETS	**385,840,848**	**333,190,354**
EQUITY		
Issued capital	370,183,255	369,910,902
Reserves	21,828,055	8,526,171
Accumulated losses	(6,170,462)	(46,673,099)
Total equity	**385,840,848**	**331,763,974**
Non controlling interests	—	1,426,380
TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF ALLIED GOLD LIMITED	**385,840,848**	**333,190,354**

Consolidated Statement of Cash Flows for the half-year ended 31 December 2010

	Half-Year Ended 31 December 2010	Half-Year Ended 31 December 2009 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	46,524,256	33,166,504
Payments to suppliers & employees	(36,142,541)	(42,260,483)
Interest received	694,094	178,099
Interest paid	(3,219,275)	(17,351)
Net cash from/(used in) operating activities	**7,856,534**	**(8,933,231)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of plant & equipment	(98,088,171)	(7,201,607)
Development expenditure	(3,520,723)	(2,014,792)
Exploration and evaluation expenditure	(1,709,955)	(950,364)
Cash acquired on acquisition of controlled entity	—	3,573,927
Net cash used in investing activities	**(103,318,849)**	**(6,592,836)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from equity placements	—	159,545,451
Costs of issuing securities	—	(9,251,893)
Proceeds from exercising options	658,072	—
Finance lease payments	(948,576)	(2,534,784)
Proceeds from borrowings	53,772,845	3,332,823
Repayments of borrowings	(7,045,139)	—
Net cash from financing activities	**46,437,202**	**151,091,597**
Net (decrease)/increase in cash held	**(49,025,113)**	**135,565,530**
Cash at beginning of the half-year	85,525,391	20,529,979
Effects of exchange rate changes on the balance of cash and cash equivalents	(13,834)	1,146,019
Cash and cash equivalents at end of the half-year	**36,486,444**	**157,241,528**

8 Risk factors

Risks relating to the Group's operations

- The Group currently operates only two mines, which account for all of the Group's mineral resources and reserves
- The Group's mining operations have a limited operating history
- The Group depends on its key personnel. If the Group is unable to attract and retain key personnel, its business may be materially adversely affected
- Currency fluctuations may affect the costs that the Group incurs in its operations and may also impact on the Group's revenue
- The Group has a history of operating losses and there can be no assurance that the Group will be profitable in future
- Insofar as certain Directors hold similar positions with other mineral resource companies, conflicts may arise between the obligations of these Directors to the Group and to such other mineral resource companies
- Actual capital costs, operating costs and economic returns for Simberi and Gold Ridge may differ significantly from those that the Group has anticipated and there are no assurances that any future development activities will result in profitable mining operations
- Power stoppages and fluctuations and disruptions in electrical power could adversely affect the Group's results of operations and its financial condition

- The cost of electricity, particularly self-generated, can be unstable. An increase in power costs will make production more costly and alternative power sources may not be available
- The profitability of operations and the cash flows generated by these operations are significantly affected by the fluctuations in the price, cost and supply of inputs
- The Group's success may depend on its social and environmental performance
- The Company's financial condition may be adversely affected by any changes in its tax residence position and the application of the UK CFC regime, or any changes to it
- The Group's business depends on good relations with its employees. A breakdown in these relations and/or restrictive labour and employment laws could have a material adverse impact on the Group
- The Group depends on a variety of information technology systems
- The Group's current strategy may not develop as anticipated
- The relocation of local people from housing near to the Group's mining operations may affect gold production

Risks relating to the gold mining industry generally

- The business of mining metals involves a number of risks and hazards, many of which are outside the Group's control
- The Group's mineral resources and reserves are only estimates
- Inferred mineral resources are uncertain and their economic viability cannot be assured
- The Group may not achieve its production estimates
- If the Group fails to acquire or find and develop additional reserves, its reserves and production will decline from their current levels over time
- The Group may experience delays in receiving permits, licences, consents or other regulatory approval
- The Group's leases may not be renewed at all or may be renewed only on terms and/or conditions which are unacceptable or impractical to the Group
- The Group's properties are subject to environmental risks
- The Group is subject to significant environmental regulations
- The Group's insurance coverage does not cover all of its potential losses, liabilities and damages related to its business and certain risks are uninsured or uninsurable
- The development of the Group's business may require substantial capital expenditure and lead times to operation which in the longer term may require external financing that may not be available
- Increased competition could adversely affect the Group's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future
- Precious metal exploration projects may not be successful and are highly speculative in nature
- Land reclamation requirements for exploration properties may be burdensome and may divert funds from the Group's exploration programs
- Gold price volatility may affect the future production, profitability, financial position and financial condition of the Group
- The Group's operations are subject to extensive governmental and environmental regulations, which could cause it to incur costs that adversely affect its results of operations.
- The Group is subject to extensive licensing and other legal and regulatory requirements, non-compliance with which may result in material adverse consequences for the Group
- The Group may face the risk of litigation in connection with its business and/or other activities
- Global economic conditions could adversely affect the profitability of the Group's operations

- Adverse publicity from consumer and environmental groups could have an adverse effect on the reputation and financial position of the Group

Risks relating to the territories in which the Group operates

- Emerging markets such as those in which the Group currently operates are subject to greater risks than more developed markets and any material adverse effect on the economies of such markets could disrupt the Group's business
- The Group's current and proposed exploration and mining activities are in PNG and the Solomon Islands. Investments and operations in PNG and the Solomon Islands are subject to numerous risks associated with operating in those jurisdictions
- The successful development and operation of the Group's assets depends on adequate infrastructure
- Operational failures, the impact of climatic conditions and other unscheduled interruptions could have a material adverse impact on the financial performance of the Group's operations
- External perceptions of PNG and the Solomon Islands may adversely affect the market price of securities of companies operating in PNG and the Solomon Islands, including the Ordinary Shares, and increase the Group's cost of capital
- Dispute resolution may be less efficient than in the United Kingdom
- Civil unrest in PNG and/or the Solomon Islands may disrupt the Group's operations in those territories
- Political instability in PNG and/or the Solomon Islands may disrupt the Group's operations in those territories
- Land ownership disputes in PNG and/or the Solomon Islands may disrupt the Group's operations in those territories

Risks relating to the Ordinary Shares

- The Ordinary Shares are publicly traded and are subject to various factors that may contribute to volatility in their price
- The Company has no dividend payment policy and does not intend to pay any cash dividends in the foreseeable future
- The Company may be considered a "foreign investment entity" which may have adverse Canadian tax consequences for Canadian investors
- The Company may be considered a "passive foreign investment company", which may have adverse US tax consequences for US Holders
- Further issuance of Ordinary Shares may be dilutive to Shareholders
- Holders of Ordinary Shares outside the United Kingdom may not be able to exercise their pre-emption rights
- The Company has applied for the Ordinary Shares to be admitted to trading on the Main Market and on the TSX, and for the CHESS Depositary Interests to be admitted to the official list of the ASX and to be quoted on the stock market conducted by the ASX. The Company has received conditional approval for the listing of the Ordinary Shares on the TSX conditional on the Company fulfilling all the listing requirements

RISK FACTORS

The exploration for and development of metals and mineral resources is a speculative activity that involves a high degree of risk. The Directors believe that, in particular, prospective investors should carefully consider the following risks which represent the material risks known to the Directors as at the date of this Prospectus relating to the Group and to an investment in the Ordinary Shares. If any of these risks, which the Directors consider to be the material risks as at the date of this Prospectus, together with possible additional risks of which the Directors are currently unaware or which they consider not to be material in relation to the Company's business, actually occur, the Company's business, financial position or operating results could be materially and adversely affected. It should be noted that this list is not exhaustive and that certain other risk factors of which the Directors are not currently aware may apply. The Ordinary Shares carry no guarantee in respect of profitability, dividends, return of capital or the price at which they may trade.

RISKS RELATING TO THE GROUP'S OPERATIONS

The Group currently operates only two mines, which account for all of the Group's mineral resources and reserves

The Group currently has only two operating gold mines, Simberi and Gold Ridge. Any event leading to a reduction in production or closure of either mine may have a material adverse effect on the Company's financial performance and results of operations.

Simberi and Gold Ridge account for all of the Group's mineral resources and reserves and the potential for the future generation of revenue. Any adverse development affecting the progress of Simberi or Gold Ridge may have a material adverse effect on the Group's financial performance and results of operations. These developments include, but are not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, hiring suitable personnel and engineering contractors, or securing supply agreements on commercially suitable terms.

The Group's mining operations have a limited operating history

The Group has a limited history of mining operations on which to base assessment of its future expected performance, and there can be no assurance that the Group will earn significant revenues or achieve significant profitability. The costs, timing and complexities of mine construction and development are increased by the remote location of the Group's mining properties. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, the actual results of the Group may be subject to greater variability than would be the case for a Group with a longer history of mining operations and it could be more difficult to predict the Group's future operating costs and results of operations accurately. Other factors mentioned in this section entitled "Risk Factors" may also prevent the Group from successfully operating its mining projects.

The Group depends on its key personnel. If the Group is unable to attract and retain key personnel, its business may be materially adversely affected

The success of the operations and activities of the Group is dependent to a significant extent upon the contributions of a number of the Group's management and its highly skilled team of contractors. There can be no certainty that the services of such key personnel will continue to be available to the Group. Factors critical to retaining the Group's present staff and attracting and recruiting additionally highly qualified personnel include, inter alia, the Group's ability to provide competitive compensation arrangements. If the Group is not successful in retaining or attracting highly qualified individuals in key management positions or highly skilled contractors, its business may be materially adversely affected. Investors must be willing to rely to a significant extent on management's discretion and judgment, as well as the expertise and competence of outside contractors. The Group does not have in place formal programs for succession of management and training of management, nor does it hold key person insurance on these individuals.

Furthermore, as a result of the shortage of higher education in certain of the jurisdictions in which the Group operates, the Group may find it difficult to acquire the qualified or trained and skilled labour upon which it is dependent. To the extent that the Group is unable to recruit and retain such skilled labour this

could result in a decrease in the Group's production or delays in the development of projects, which in turn could have a material adverse effect on the Group's results of operations and financial condition.

The Group is reliant on a certain level of expatriate expertise to ensure efficient operations and management. The Group depends on Government approval of work permits for expatriate positions and if this were to be refused, the Group's management and operations would be adversely affected. The Directors consider that whilst the number of approved positions for expatriate personnel may diminish as nationals become more able to fill such positions, approval is not expected to be denied or withdrawn while the Group continues to fulfil various governmental agency requirements.

Currency fluctuations may affect the costs that the Group incurs in its operations and may also impact on the Group's revenue

The Group's revenue from gold sales is received in US dollars while a significant portion of its operating expenses will be incurred in Australian dollars, PNG Kina and other foreign currencies. From time to time, the Group will borrow funds and will incur capital expenditures that are denominated in foreign currencies. The appreciation of non-Australian dollar currencies in those countries where the Group has mining and exploration operations against the Australian dollar would increase capital, exploration and production costs at such operations which could materially and adversely affect the Group's profitability, results of operation and financial position.

As the Group generates revenues and incurs operating expenses, it will be exposed to currency translation risk on those revenues to the extent not mitigated by costs based on US dollars and to the extent the Group does not seek to hedge its currency exposure in the financial markets.

The Group has a history of operating losses and there can be no assurance that the Group will be profitable in future

The Group's operations have only recently generated an operating profit after tax. There can be no assurance, however, that the Group will continue to be profitable. Please refer to "Part IX—Historical Financial Information" for further information.

Insofar as certain Directors hold similar positions with other mineral resource companies, conflicts may arise between the obligations of these Directors to the Group and to such other mineral resource companies

Certain Directors are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of the Group. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of the Group. Directors with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies.

For a list of the positions that each of the Directors holds with other companies and partnerships, please refer to paragraph 7.3 in "Part XII—Additional Information".

Actual capital costs, operating costs and economic returns for Simberi and Gold Ridge may differ significantly from those that the Group has anticipated and there are no assurances that any future development activities will result in profitable mining operations

The capital costs for Simberi and Gold Ridge may be significantly higher than anticipated. Gold Ridge does not have an extensive operating history upon which the Company can base estimates of future operating costs. Decisions about the development of this and other mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

- anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;
- anticipated recovery rates of gold and other metals from the ore;
- cash operating costs of comparable facilities and equipment; and
- anticipated climatic conditions.

Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Group may differ significantly from those anticipated by the Group's

current studies and estimates, and there can be no assurance that the Group's actual operating costs will not be higher than currently anticipated.

Power stoppages and fluctuations and disruptions in electrical power could adversely affect the Group's results of operations and its financial condition

An interruption in the Group's electricity supplies could have a significant effect on its business and results of operations. In the event of a failure in the electricity supply, gold production could continue for only a limited time, if at all.

The cost of electricity, particularly self-generated, can be unstable. An increase in power costs will make production more costly and alternative power sources may not be available

Both Simberi and Gold Ridge rely on self-generation by diesel power generators located on site. The self-generation of electricity by diesel power generators is expensive, and the cost of such self-generation can fluctuate rapidly and significantly depending on the market price of diesel fuel.

The Group is currently planning to convert the electricity generation system at Simberi to operate on HFO, with the aim of reducing power generation costs. As with other mining sector inputs, the Group has historically been exposed to energy cost inflation. Any renewed increases in energy costs will adversely affect the results of operations or financial condition of the Group.

The profitability of operations and the cash flows generated by these operations are significantly affected by the fluctuations in the price, cost and supply of inputs

Fuel, power and consumables, including diesel, steel, chemical reagents, explosives and tires, form a relatively large part of the Group's operating costs. The cost of these consumables is impacted to varying degrees by fluctuations in the price of oil, exchange rates and the availability of supplies.

Such fluctuations have a significant impact upon the Group's operating costs and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for mining projects, new and existing, and could even render certain projects non-viable.

The Group's success may depend on its social and environmental performance

The Group's ability to operate successfully in communities will likely depend on its ability to develop, operate and close mines in a manner that is consistent with the health, safety and well being of the Group's employees, the protection of the environment, and the creation of long term economic and social opportunities in the communities in which the Group operates. The Group seeks to promote improvements in health and safety, environmental performance and community relations. However, the Group's ability to operate could be adversely impacted by accidents or events detrimental (or perceived to be detrimental) to the health, safety and well being of the Company's employees, the environment or the communities in which it operates.

The Company's financial condition may be adversely affected by any changes in its tax residence position and the application of the UK CFC regime, or any changes to it

Tax Residence

The Directors intend to conduct the affairs of the Company so as to ensure that it is centrally managed and controlled in Australia such that under Australian tax law and the practice of the Australian Tax office it is regarded as resident for tax purposes. In addition the Directors intend that the Company should be regarded as resident in Australia for the purposes of the Australia/UK Double Taxation Convention in Australia.

Since the Company is incorporated in the UK, the starting point is that it would be tax resident in the UK. However, the UK HM Revenue and Customs (**HMRC**) has confirmed that assuming the Company is treated as Australian tax resident, then based on the proposed location and structure of management as described to it by the Directors, and assuming that the structure is operated as described to it, it appears the residence tie-breaker provision in the UK—Australia Double Taxation Convention will operate in favour of Australia and the Company's place of effective management will not be in the UK.

Therefore assuming the affairs of the Company are conducted as the Directors intend and in the light of the confirmation from HMRC, it is likely that the Company should be treated as not resident for tax purposes in the UK and solely resident for tax purposes in Australia.

It is possible that, including as a result of change in law or the practice of any relevant tax authority or the renegotiation of the Australia/UK Double Taxation Convention, or as a result of any change in the management or conduct of the Company's affairs, the Company could become, or be regarded as having been resident in the United Kingdom and therefore become subject to the UK tax regime. Depending on facts and circumstances, this could materially adversely affect the results of the Group.

Controlled Foreign Company Rules

Even assuming that the Company is solely tax resident in Australia, on the basis that it is incorporated in England and Wales, the Company is technically subject to the UK controlled foreign company rules (the **CFC Rules**), which can operate to apportion the profits of non-UK subsidiaries to the UK parent company which will be subject to UK corporation tax on those amounts (subject to certain deductions). However, the Company has obtained confirmation from HMRC in the United Kingdom that, provided that there is no material change in the facts and circumstances of the Group as summarised in the application letter of 13 April 2011 and in previous discussions with HMRC, the motive test exemption applies so that the Company will not be subject to the operation of the CFC Rules (with the exception that the Company will still have to comply with certain administrative procedures set out under these rules). The confirmation only applies to those companies that form part of the Group as described to HMRC in the application letter which the Company has been advised includes all companies currently forming part of the Group and if new companies are added to the Group, the Company will need to apply for the clearance to be extended to cover those companies. There is no guarantee that such an application will be successful and any such failure could adversely affect the financial results of the Group. This confirmation from HMRC is stated to last for a period of two years after the end of the accounting period in which the Pre-IPO Reorganisation is implemented, being until 30 June 2013. The confirmation is also subject to any relevant change of law, including any removal or amendment of the motive test exemption as part of the anticipated reform of the CFC Rules. This reform is on-going and there can be no certainty as to whether it will be enacted, and in what form. Current expectations are for the reform to take place in 2012. Although the Directors consider that HMRC's objectives in reforming the UK tax system should not lead to the Company being disadvantaged, the final position cannot be known until any new legislation is published and enacted. If the proposed changes to the UK's CFC Rules result in the profits of certain non-UK resident companies in the Group being subject to UK corporation tax, this may result in a substantial increase in the tax costs or effective tax rates of the Group which in turn could have a material adverse effect on the after-tax results of operations and financial condition of the Group.

The Group's business depends on good relations with its employees. A breakdown in these restrictions and/or restrictive labour and employment laws could have a material adverse impact on the Group

Although management believes that labour relations with the Group's employees are good, there can be no assurance that a work slowdown or a work stoppage will not occur at any of the Group's operating units or exploration prospects. Future work slowdowns, stoppages, disputes with employee unions, or other labour-related developments or disputes could result in a decrease in the Group's production levels and adverse publicity and/or increased costs, which could have a material adverse effect on the Group's business, results of operations and financial condition. To assist with labour relations in the Solomon Islands, the Group has in place a collective labour agreement covering approximately 35 per cent of its workforce in that jurisdiction.

The Group depends on a variety of information technology systems

The Group depends on a variety of information technology and software systems for its operations, including management reporting and accounting systems. Failures or significant disruptions to the Group's information technology systems could prevent the Group from conducting its operations efficiently. Were the Group to experience a significant security breakdown or other disruption to its information technology systems, sensitive information could be compromised and the Group's operations could be disrupted, which could harm the Group's relationship with its suppliers or customers, or otherwise have a material adverse effect on the Group's business, revenues, financial condition, results of operations or prospects or the trading price of the Ordinary Shares.

In addition, the Group's ability to operate its business depends on its ability to protect the information technology systems that the Group operates from the intrusion of third parties who may attempt to enter the Group's systems through the internet or otherwise. Third parties may attempt to gain access to the Group's systems and the Group cannot be certain that it will be able to protect its systems from such attacks. If such attacks occur, some of the problems the Group may encounter include theft or destruction of the Group's data, including commercial, financial and product information. In addition, disgruntled employees may cause similar damage to, or take similar actions with respect to, the Group's information technology systems to which they have authorised or unauthorised access. If such an attack occurs or damage is inflicted, it could have a material adverse effect on the Group's business, revenues, financial condition, results of operations or prospects or the trading price of the Company's Shares.

The Group's current strategy may not develop as anticipated

The Group regularly monitors potential investment opportunities in the gold mining industry. If the Group does not acquire and successfully integrate additional gold mining operations, it may not be able to maintain its production levels. If the Group does acquire additional gold mining operations, the acquisition and integration of new businesses will pose significant risks to its operations. These risks include the difficulty of integrating the operations and personnel of the acquired business, problems with minority shareholders in acquired companies and their material subsidiaries, the potential disruption of current business, the assumption of liabilities, including in relation to tax and environmental matters, relating to the acquired assets or businesses, the possibility that warranty protection from, or indemnification agreements with, the sellers of those assets may be unenforceable or insufficient to cover potential tax or other liabilities, the difficulty of implementing effective management, financial and accounting systems and controls over acquired businesses, the imposition and maintenance of common standards, controls, procedures and policies, and the impairment of relationships with employees and counterparties as a result of difficulties arising out of integration.

Furthermore, even if the Group successfully integrates new businesses, expected synergies and cost savings may not materialise, resulting in lower than expected profit margins. The value of any business that the Group acquires or invests in may be less than the amount that the Group pays for it if, for example, there is a decline in the price of gold or reserves and resources estimates. The Group may also become responsible for additional liabilities or obligations not foreseen at the time of an acquisition. As a result, unforeseen expenditures may arise which may have a material adverse effect on the Group's business, revenues, financial condition, results of operations or prospects or the trading price of the Ordinary Shares.

The relocation of local people from housing near to the Group's mining operations may affect gold production

The Group is currently in the process of relocating up to 2000 local people who have settled within the location of Gold Ridge following closure of the mine in 2000. Despite the fact that competitive compensation agreements have been agreed to between the local people and the Group, there remains a risk that some villagers will be slow to relocate or resist moving altogether. Those local people that are not entitled to full compensation packages may be most likely to resist moving or relocating. This has the potential to adversely affect gold production and have a material adverse affect on the Group's business, result of operations and/or financial condition.

The Group's relocation package includes the provision of newly built homes for local people. The Group has also provided funding for schools and to improve the local infrastructure. Not all the people living within the confines of Gold Ridge are entitled to new housing however, but will still be required to leave their current accommodation.

It is currently intended that the Valehaichichi pit in the Solomon Islands, which a number of local people live in close proximity to, will be the first pit to be mined. If the Group's relocation efforts are delayed due to concerns raised by local people, there could be a delay to initial production. The Group has however made a concerted attempt to keep local people informed as to when ore exploration will begin, and so the risk to production may be viewed as small.

RISKS RELATING TO THE GOLD MINING INDUSTRY GENERALLY

The business of mining metals involves a number of risks and hazards, many of which are outside the Group's control

To maintain future gold production beyond the life of the current reserves or to increase production materially through mining new deposits, the Group needs to extend its mineral base through geological exploration, which may result in adverse environmental consequences for the Group's operations. The Group's mining operations are subject to all the hazards and risks normally encountered in the exploration for and development and production of precious metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, variations in grade, deposit size, density and other geological problems, hydrological conditions, metallurgical and other processing problems, mechanical equipment performance problems, the unavailability of materials and equipment including fuel, labour force disruptions, unanticipated transportation costs, unanticipated regulatory changes, unanticipated or significant changes in the costs of supplies including, but not limited to, petroleum, and adverse weather conditions and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, business interruption and delays in mining, asset write-downs, monetary losses, and possible legal liability, and may result in actual production differing, potentially materially, from estimates of production, including those contained in this Prospectus, whether expressly or by implication. Should any of these risks and hazards affect any of the Group's proposed mining operations, it may cause the cost of production to increase to a point where it would no longer be economic to produce gold from the Group's mineral reserves, which would have a material and adverse affect on the financial condition, results of operation, and cash flows of the Company.

The Group's mineral resources and reserves are only estimates

Like any mining company, the financial condition of the Group depends on its resources and reserves. Ore reserves and mineral resources estimates of mining companies are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling and other testing, which may ultimately prove unreliable. The resource and reserve estimates contained in this Prospectus are estimates of the resources and reserves in the ground. Such estimates should not be interpreted as an assurance of the profitability of the Group's operations in the future. There is no certainty that the mineral resources, or any future mineral reserve, attributable to the Group will be realised. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral resources and mineral reserve grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and currency exchange rates. Any material change in the quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the properties. Declines in market prices of gold could render the mining of the Group's deposits uneconomic. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Group's ability to extract these mineral reserves, could have a material adverse effect on the Group's results of operations and financial condition. Also, a reduction in estimated reserves could require material write-downs in investment in the affected mining property and increased amortisation, reclamation and closure charges. Alternatively, if the Group's ore and mineral reserves exceed current forecasts, it cannot be assured that it will be able to develop the production capacity to exploit commercially those reserves.

Inferred mineral resources are uncertain and their economic viability cannot be assured

Inferred mineral resources cannot be converted into mineral reserves as there is not sufficient information to assess that the geological continuity of the ore body is economically viable. Due to the uncertain nature of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

The Group may not achieve its production estimates

The Group prepares estimates of future production for particular operations. No assurance can be given that future estimates will be achieved. The Group's production may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage and other characteristics. Short-term operating factors may also be relevant such as those relating to the ore reserves, revisions to mine plans and risks associated with mining, such as inclement weather conditions, water availability and unexpected labour shortages or strikes.

If the Group fails to acquire or find and develop additional reserves, its reserves and production will decline from their current levels over time

Except to the extent that the Group conducts successful exploration and development activities or acquires further properties/licences containing reserves or both, the Group's reserves will decline as gold is produced.

The life-of-mine estimates included in this Prospectus in respect of Simberi and Gold Ridge may not be achieved. The Group's ability to maintain or increase its annual production of gold in the future will be dependent in significant part on its ability to bring new mines into production and to expand mineral reserves at existing mines. Simberi has a remaining life of over 13 years based only on proven and probable mineral reserves, and Gold Ridge has a remaining life of over 9 years based only on proven and probable mineral reserves.

Feasibility studies may be used to determine the economic viability of a deposit. Many factors are involved in the determination of the economic viability of a deposit including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and the estimate of future gold prices. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold from the ore, anticipated environmental and regulatory compliance costs and mining consumables and capital equipment costs. Each of these factors involves uncertainties and as a result the Group cannot give assurance that its development or exploration projects will become operating mines. If a mine is developed, actual operating results may differ from those anticipated, thereby impacting on the economic viability of the project.

The Group may experience delays in receiving permits, licences, consents or other regulatory approval

The Group's business depends on the continuing validity of some of its licences, the renewal of its licences and the Group's compliance with the terms of its licences. The legal and regulatory basis for the licensing requirements is subject to frequent change, which increases the risk that the Group may be found non-compliant.

The business of mineral exploration, project development, mining and processing is subject to various national and local laws and plans relating to: permitting and maintenance of title; environmental consents; taxation; employee relations; heritage/historic matters; health and safety; royalties; land acquisition; and other matters. There is a risk that the necessary permits, consents, authorisations and agreements to implement planned exploration, project development, or mining may not be obtained under conditions or within time frames that make such plans economic, that applicable laws, regulations or the governing authorities will change or that such changes will result in additional material expenditures or time delays.

The Group's leases may not be renewed at all or may be renewed only on terms and/or conditions which are unacceptable or impractical to the Group

The Group's leases are due to expire on the following dates:

- ML136 (Simberi), 2 December 2018;
- GRML Mining Lease (Gold Ridge), 11 March 2022; and
- SPL 194 is an exclusive prospecting licence which has no fixed expiry date, but which will expire upon the "commencement of preliminary works" as defined in the assignment agreement dated 12 May 2005 pursuant to which the licence was granted to the Group. Please refer to paragraph 2 of Section B of "Part IV—Solomon Islands" for further information.

Renewal of these licences is outside of the group's control, and such renewal cannot be guaranteed. Further, renewal may only be granted on terms or subject to conditions that are commercially or operationally unacceptable or impractical to the Group. Should this occur, this could have a material adverse effect on the Group's business, prospects, financial condition and results of operations.

Further, EL 609 held by the Group in relation to Simberi expired on 5 May 2011 and is currently the subject of an application for renewal for an additional two year term which has not yet been processed, failing which the Group's rights to EL 609 may be forfeited. Although the Group has no reason to believe that EL 609 will not be renewed for an additional two year term, there can be no assurance that this will be the case.

Any failure to renew EL 609 may have a material adverse effect on the market price of the Ordinary Shares due to the loss of any perceived exploration upside, but will have no effect on current production or operations of the Group. In any event, pending its renewal, EL 609 is held over on a statutory basis in favour of the licence holder, Nord Australex Nominees (PNG) Ltd and the Group can seek a judicial review of any decision not to renew EL 609.

Detailed descriptions of the Group's mining and exploration leases and licences can be found in Section B of "Part III—Papua New Guinea" and Section B of "Part IV—Solomon Islands" in this Prospectus.

The Group's properties are subject to environmental risks

Mining operations have inherent risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Environmental hazards may exist on the properties on which the Group holds interests which are unknown to the Group at present and which may have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

The Group is subject to significant environmental regulations

The Group's operations involve the use of environmentally hazardous materials as well as the discharge of materials and contaminants into the environment, disturbance of land, and other environmental concerns. The activities of the Group are subject to significant environmental regulations promulgated by relevant governmental authorities and other agencies periodically. Environmental legislation generally provides for the remediation of mining sites which may require significant capital expenditure. These laws and regulations, as interpreted by relevant agencies and courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices and remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities. Environmental matters cannot be predicted with certainty, and amounts required to establish and maintain adequate provision for environmental liabilities may be significant, especially in light of potential changes in environmental conditions or the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out compliance on certain sites not initially included in remediation in progress, and the potential liability of the Group to remediate sites for which provisions have not been previously established. Such future developments could result in increased environmental costs and liabilities that could have a material adverse effect on the Group's business, assets, financial position and results of operations.

The Group's insurance coverage does not cover all of its potential losses, liabilities and damages related to its business and certain risks are uninsured or uninsurable

The Group's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes or slowdowns, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment or laws, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Group's properties or the properties of others, delays in development or mining, monetary losses and possible legal liability.

Although the Group maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. The Group may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Group or to other companies in the mining industry on acceptable terms. The Group might also become subject to liability for pollution or other hazards which may not be insured against or which the Group may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Group to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

The development of the Group's business may require substantial capital expenditure and lead times to operation which in the longer term may require external financing that may not be available

The mining business is capital intensive and the development and exploration of gold and the acquisition of the related machinery and equipment require substantial capital expenditure and lead times until such machinery and equipment is operational. Further exploration and development over the longer term may be dependent upon the Group's ability to obtain financing through the raising of additional equity or debt financing or other means.

The Group's net cash reserves are sufficient to fund current and anticipated capital expenditure requirements until the beginning of 2013. However, the Group's implementation of projects requiring such capital expenditure involves risks associated with such projects such as cost over-runs, delays in implementation, technical and economic viability risks and changes in market conditions. Accordingly, the Group in the longer term may elect to raise funds through the issuance of equity securities or the issuance of debt instruments or other securities convertible into Ordinary Shares. Any such additional equity financing may be dilutive to Shareholders, and debt financing, if available, may involve restrictions on financing and operating activities. There can be no assurance that additional funding required by the Group will be made available to it and, if such funding is available, that it will be offered on reasonable terms. If the Group is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion, which may have a material adverse effect on the Group's business, revenues, financial condition, results of operations or prospects or the trading price of the Ordinary Shares. The Group cannot predict the size of future issuances of equity securities or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that future issuances and sales of the Group's securities will have on the market price of the Group's ordinary shares.

Increased competition could adversely affect the Group's ability to acquire suitable producing properties or prospects for mineral exploration in the future

Increased competition in the gold exploration, mining and production business could adversely affect the Group's ability to develop its properties. The Group competes with numerous individuals and companies, including major mining companies, many of which have greater financial and operational resources than the Group. There is a high degree of competition for the discovery and acquisition of properties considered to have commercial potential. The Group competes with other mining companies for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. The intensity of competition, combined with the cyclicality and unpredictability of the gold market, results in significant variations in economic performance, which may lead to a change in the Group's strategy.

Further, the recent marked increase in activity in the global mining industry has lead to excess demand for key production inputs, such as heavy vehicles, chemicals and specialist contractors, resulting in unavailability of, or long lead times for, plant, equipment and services and/or material increases in the prices at which such inputs can be obtained. The Group does not have in place long term supply contracts for its raw materials. As a result, the Group may be unable to continue to source such inputs on commercially acceptable terms, or at all, or may experience significant delays in doing so, any of which could have a material adverse effect on the Group's ability to develop Simberi and/or Gold Ridge on schedule, within budget, or at all, and on the Group's business, costs, results of operations and overall financial condition.

The Group has sought to establish supplies of, and relationships with suppliers of, all the materials required to continue its operations, but there can be no guarantee that these supplies or relationships will continue. Furthermore, competitors with greater financial resources and larger order books may be favoured by suppliers where materials are in relatively short supply. Any lack in or delay of the supply of these materials could materially reduce production levels or delay the development of the Group's projects and prospects and thereby negatively and materially affect its results of operations.

If the Group is forced to change a supplier of such materials, there is no guarantee that this would not result in the Group experiencing additional costs or interruptions to supply continuity. There is also no guarantee that the Group will be able to find adequate replacement materials or services on a timely basis or at all.

Precious metal exploration projects may not be successful and are highly speculative in nature

The exploration for, and development of, precious metals involves significant risks which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of a precious metal deposit may result in substantial rewards, few properties which are explored are ultimately profitable. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a precious metal deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of precious metals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Group not receiving an adequate return on invested capital. There is no certainty that the expenditures made by the Group towards the search and evaluation of precious metal deposits will result in discoveries of commercial quantities of such metals.

Land reclamation requirements for exploration properties may be burdensome and may divert funds from the Group's exploration programs

Although variable, depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies, as well as companies with mining operations, in order to minimise long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and to reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on the Group in connection with its mineral exploration, the Group must allocate financial resources that might otherwise be spent on further exploration programs.

Gold price volatility may affect the future production, profitability, financial position and financial condition of the Group

The Group derives substantially all of its revenues from the sale of gold. The Group generally sells its products on the spot market at market prices. Accordingly, the Group's financial results largely depend on the price of gold. The gold market is cyclical and sensitive to changes in general economic conditions, and may be subject to significant volatility. The development and success of Simberi and Gold Ridge will be primarily dependent on the future price of gold. Gold prices are subject to significant fluctuation and are affected by a number of factors which are beyond the control of the Group.

Such factors include, but are not limited to, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. The price of gold and other base and precious metals has fluctuated widely in recent years, and future serious price declines could cause continued development of, and commercial production from, the Group's properties to be impracticable or uneconomic. A significant drop in the gold price, by more than 50 per cent. from its current level, may render projected cash flow from planned mining operations insufficient and the Group could be forced to discontinue production or future development. Please refer to paragraph 5 of ''Part V—Market and Industry Overview'' for consideration of gold price trends. Future production from the Group's mining properties is dependent on gold prices that are adequate to make these properties economically viable. Furthermore, reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Group's investment in mining properties and increased amortisation, reclamation and closure charges. In addition to adversely

affecting the Group's mineral reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

The Group's operations are subject to extensive governmental and environmental regulations, which could cause it to incur costs that adversely affect its results of operations

The Group's mining facilities and operations are subject to a significant number of laws and government regulations, concerning taxation, the employment of expatriates, labour standards, mine safety, land use, environmental protection and historic and cultural preservation. The Group must comply with requirements regarding exploration operations, public safety, employee health and safety, use of explosives and other hazardous materials, air quality, water pollution, noxious odour, noise and dust controls, reclamation, solid waste, hazardous waste and wildlife as well as laws protecting the rights of other property owners and the public.

Any failure on the Group's part to comply with these laws, regulations, and requirements with respect to its properties and/or its operations could result in the Group being subject to substantial penalties, fees and expenses, significant delays in its operations or even the complete shutdown of its operations. Contravention of these laws and regulations could also lead to the imposition of criminal sanctions. The costs associated with compliance with government regulations may ultimately be material and adversely affect the Group's results of operations and financial condition.

The Group is subject to extensive licensing and other legal and regulatory requirements, non-compliance with which may result in material adverse consequences for the Group

The Group's current and future operations are subject to exploration, development, exploitation and mining licences, leases, licences, concessions and regulatory consents and approvals (collectively, **Authorisations**) from the government and regulatory authorities in the territories in which it operates.

Whilst the Directors believe that the Group has obtained all Authorisations that are material in the context of the Group's business as it is now conducted, there can be no assurance that it has every necessary or desirable Authorisation, that the Authorisations required to carry on the Group's operations will not change or that the Group will be able to successfully enforce its current Authorisations, or that it will obtain any additional Authorisations that may be required in the future. Certain Authorisations may, or may in the future, contain onerous conditions with which the Group may not be able to comply or on terms which include PNG or Solomon Islands government participation, which may impact on the results, operations or financial conditions or prospects of the Group. A failure to comply with an obligation in an Authorisation may result in adverse consequences for the Group, including the termination of that Authorisation.

There can also be no assurance that any existing or future Authorisations will be renewed following their expiry or that the terms of any such renewed Authorisations will be renewed following their expiry or that the terms of any such renewed Authorisations will be commercially acceptable. Obtaining new permits and rights or renewals of existing permits and rights can be a complex and time-consuming process and the Group cannot guarantee whether any necessary permits or rights will be obtained on acceptable terms, in a timely manner, or at all. The costs and delays associated with obtaining necessary permits or rights (or renewals thereof) could stop, delay or restrict the Group's operations and any planned development. Conditions may be imposed on such Authorisations that may affect the viability of operations at Simberi or Gold Ridge, including payment and any other obligations.

Failure to obtain, renew, enforce or comply with one or more Authorisations could have a material adverse effect on the Group's prospects, business, results of operations and prospects.

The Group may face the risk of litigation in connection with its business and/or other activities

The Group may from time to time face the risk of litigation in connection with its business and/or other activities. Recovery may be sought against the Group for large and/or indeterminate amounts and the existence and scope of liabilities may remain unknown for substantial periods of time. A substantial legal liability and/or an adverse ruling could have a material adverse affect on the Group's business, results of operation and/or financial condition.

Global economic conditions could adversely affect the profitability of the Group's operations

The Group's operations and performance depend significantly on worldwide economic conditions. The current turmoil affecting the banking system and financial markets has resulted in major financial institutions consolidating or going out of business, the tightening of credit markets, significantly lower liquidity in most financial markets, and extreme volatility in fixed income, credit, currency, commodities and equity markets. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining or negative economic growth and uncertainty regarding corporate earnings.

These disruptions in the financial markets and the global economic downturn may have follow-on material adverse effects on the Group's business, results of operations and financial condition. For example:

- the insolvency of key suppliers could result in a supply chain break-down;
- the reduced creditworthiness and possible insolvency of key customers for concentrate could result in lower sales and revenue;
- the absence of available credit may make it more difficult for the Group to obtain, or may increase the cost of obtaining, financing for the Group's operations and capital expenditures were the Group to elect to raise such financing in the future; and
- the market value of the Ordinary Shares may become volatile.

Adverse publicity from consumer and environmental groups could have an adverse effect on the reputation and financial position of the Group

There is an increasing level of consumer awareness relating to the effect of mining exploration and production on its surroundings, communities and the environment. Consumer and environmental groups therefore exist to encourage participants in the mining industry to employ practices which minimise any adverse impact that mining may have on communities, workers and the environment and also to lobby governments for the introduction of additional environmental and social policies, regulation and legislation. Whilst the Group seeks to operate in a socially responsible manner, changes to governmental policy and adverse publicity generated by such consumer groups which either relates to the gold mining industry as a whole or to the Group in particular, could have an adverse effect on the reputation and financial position of the Group. For example, the Group has recently received a degree of negative media coverage in relation to the leak from the tailings and mixing tank in March 2011 (for further details please refer to paragraph 6 of "Part I—Information on the Group").

RISKS RELATING TO THE TERRITORIES IN WHICH THE GROUP OPERATES

Emerging markets such as those in which the Group currently operates are subject to greater risks than more developed markets and any material adverse effect on the economies of such markets could disrupt the Group's business

Generally, investment in companies with a significant proportion of their assets located in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved in, and are familiar with, investing in such companies. Emerging markets such as those in which the Group currently operates are subject to rapid change. Moreover, financial turmoil in any emerging market country tends to adversely affect prices in equity markets of all emerging market countries as investors move their money to more stable, developed markets. In the event that there is an economic crisis in any of the jurisdictions in which the Group operates, the Group may face severe difficulties in the operation of its business and the value of its assets in such jurisdictions may decrease, resulting in a material adverse effect on the financial condition of the Group.

The group currently has in place approvals that permit the Group to operate foreign currency bank accounts and hold and exchange currencies in accordance with its business and liquidity requirements. Should the central bank in either PNG or the Solomon Islands alter the Group's existing foreign exchange approvals, there is a risk that the Group may be forced to hold PGK or SBD and that it may not be able convert these funds into foreign currency when required to pay dividends to Shareholders outside PNG or the Solomon Islands without the appropriate authority's prior approval.

The Group's current and proposed exploration and mining activities are in PNG and the Solomon Islands. Investments and operations in PNG and the Solomon Islands are subject to numerous risks associated with operating in those jurisdictions

The Group is conducting its exploration and development activities predominantly in PNG and the Solomon Islands, and as such the Group's foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material adverse effect on the Group's profitability or the viability of its affected foreign operations, which could have a material adverse effect on the Group's future cash flows, earnings, results of operations and financial condition. Risks may include, among others, labour disputes, invalidation of governmental orders and permits, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organisations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, the enforcement by the Group of its legal rights to exploit its properties may not be recognised by the governments of PNG or the Solomon Islands or by the court systems in those jurisdictions. These risks may limit or disrupt the Group's operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalisation or expropriation without fair compensation.

The economies and political systems of PNG and the Solomon Islands should be considered by investors to be less predictable than those in countries in which the majority of Shareholders are likely to be resident. The possibility that the current, or future, governments of PNG or the Solomon Islands may adopt substantially different policies in respect of foreign development and ownership of mineral resources, take arbitrary action which might halt production, extend to the re-nationalisation of private assets or the cancellation of contracts, the cancellation of mining and exploration rights and/or changes in taxation treatment cannot be ruled out, the happening of any of which could result in a material and adverse effect on the Group's results of operations and financial condition.

Please refer to ''Part III—Papua New Guinea'' and ''Part IV—Solomon Islands'' for detailed consideration of the economies of those jurisdictions in which the Group operates.

The successful development and operation of the Group's assets depends on adequate infrastructure

The Group's principal operations are located in remote areas which are difficult to access, some of which have harsh climates, resulting in technical challenges and logistical challenges for conducting both geological exploration and mining. Reliable roads, bridges, power sources and water supplies are important determinants which affect capital and operating costs and the Group's ability to maintain expected levels of progress with its exploration activities. Unusual weather or other natural phenomena, sabotage or government or other interference in the maintenance or provision of such infrastructure could impact on the development of the Group's projects and effective supply chain management, increase exploration costs or delay the transportation of supplies, equipment or machinery to the Group's projects. Any such issues in respect of the Group's supply chain and/or infrastructure supporting the Group's projects could materially and adversely affect the Group's business, results of operations, financial condition and prospects.

Communications infrastructure at the Group's projects is primarily comprised of satellite links provided by a third party service provider, Pactel International Pty Ltd. Communication by means of satellite link is subject to service interruptions caused by, among other factors, climatic conditions, solar activity and equipment failure. Such communications outages can, in certain cases, be predicted but can also happen without warning. Prolonged communications black-outs may disrupt the Group's operations at Simberi and Gold Ridge and affect the Group's ability to continue to efficiently explore and develop those properties.

There is a possibility of shipping delays and storage capacity problems at Port Moresby, Lae and other wharves through which Simberi Gold may need to ship goods. There are presently problems with port congestion in Port Moresby and delays could have a material effect on the operations and the financial performance of the Group. However, to date the Group has not experienced any material problems. The Group mitigates against shipping delays by maintaining inventory stocks sufficient to withstand

shortage as a result of shipping delays, by having its own small ship and voyage chartering vessels for specific larger cargoes.

Simberi Gold is heavily dependent on air transport for personnel, smaller freight and gold dore. Simberi Gold has sought to ensure reliance in air transport services by contracting an air transport provider with a substantial fleet of common aircraft of mature design. A risk remains that if this service provider did not operate for any reason, due to a limited number of alternative providers, air transport disruptions may occur.

Operational failures, the impact of climatic conditions and other unscheduled interruptions could have a material adverse impact on the financial performance of the Group's operations

The achievement of the Group's operational targets will be subject to the completion of planned operational goals on time and according to budget, and will be dependent on the effective support of the Group's personnel, systems, procedures and controls. Any failure of these may result in delays in the achievement of operational targets with a consequent material adverse impact on the business, operations and financial performance of the Group.

The location of the Group's assets means that geological activity and climatic conditions may have an impact on operations and, in particular, severe weather could disrupt operations, including the delivery of supplies, equipment and fuel. Both PNG and the Solomon Islands experience severe volcanic activity and frequent seismological activity, such as earthquakes, tremors and tsunamis. It is, therefore, possible that exploration and extraction activity levels may fall or cease completely as a result of such meteorological and/or geological factors.

The countries in which the Group operates are susceptible to seasonal rains and rainfall caused by tropical cyclones. Such rains, if heavy and sustained, could limit the Group's mining operations and further hinder the supply of resources to such assets resulting in a material adverse effect on gold exploration during such periods.

Unscheduled interruptions in the Group's operations due to mechanical or other failures or industrial relations related issues or problems or issues with the supply of goods or services may occur and could have a material adverse impact on the financial performance of those operations.

External perceptions of PNG and the Solomon Islands may adversely affect the market price of securities of companies operating in PNG and the Solomon Islands, including the Ordinary Shares, and increase the Group's cost of capital

External perceptions of PNG and the Solomon Islands with respect to political and economic instability and civil unrest may have an adverse effect on the market value of securities of issuers operating in PNG and the Solomon Islands, including the Ordinary Shares. This could adversely affect the market price of the Ordinary Shares, and could also make it more difficult for the Group to gain access to the capital markets and finance its operations in the future on acceptable terms or at all and otherwise have a material adverse effect on its business.

Dispute resolution may be less efficient than in the United Kingdom

The Group may face greater difficulty in securing legal redress through legal dispute resolution mechanisms than would be encountered if the operations were entirely within the United Kingdom, and access to the courts and other dispute resolution processes may be delayed or be more difficult obtain. This may be caused by:

(i) practical difficulties in obtaining access to legal redress otherwise available in the courts of PNG and/or the Solomon Islands, whether in respect of a breach of law or regulation, or in an ownership dispute;

(ii) less disciplined exercise of statutory discretions on the part of discretion holders;

(iii) the lack of administrative guidance on interpreting applicable rules and regulations; or

(iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions.

The commitments of local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain, creating particular

concerns with respect to licences and agreements for business. These may be susceptible to revision or cancellation and legal redress may be uncertain or delayed.

Civil unrest in PNG and/or the Solomon Islands may disrupt the Group's operations in those territories

There have been instances of civil unrest and insurrection within PNG and the Solomon Islands in the past. Although the Directors believe that the risk of future civil insurrection on Simberi Island, the Tabar Islands in general or on Guadalcanal Island is unlikely, there can be no assurance that the people of those regions will not disrupt operations at the Group's mine sites in the future.

Sporadic outbreaks of tribal fighting in PNG are a normal occurrence, especially near Port Moresby and in the Highlands Provinces (particularly the Southern and Western Highlands and Enga Provinces) with the most recent being in January 2011 in and around the settlements of Port Moresby. Recently there have also been outbreaks of violence and looting against local Asian-owned businesses in Port Moresby, Mount Hagen and several other population centres across PNG.

In late 1998, the Solomon Islands entered into a period of prolonged ethnic tension (known as the "tensions"). The tensions included a paramilitary coup in June 2000 and a change of government. Peace was brokered through what is known as the Townsville Peace Accord in October 2000. However, following the signing of the Peace Accord there was a breakdown in law and order accompanied by a severe economic recession. During this period many overseas investors withdrew from the Solomon Islands.

In July 2003, the Regional Assistance Mission to the Solomon Islands (**RAMSI**), at the invitation of the Solomon Islands government, intervened in the continuing tensions. RAMSI is led by Australia but has components from PNG and other pacific nations. The Directors believe that, since intervention by RAMSI, there has been a considerable improvement in security in the Solomon Islands and the investment climate is such that investors have returned.

Nevertheless, there is a risk that there may be a return to the period of ethnic conflict, although the presence of RAMSI should help to reduce the risk. The Directors understand that RAMSI is likely to remain in the Solomon Islands until around 2013. Following the withdrawal of RAMSI there is a risk that the Solomon Islands could experience a renewed outbreak of ethnic violence and widespread lawlessness. If this were to happen, the Group's operations at Gold Ridge may be disrupted. The Group mitigates against civil unrest and disorder by having a community relations department which interacts with the communities in which the Group operates.

Political instability in PNG and/or the Solomon Islands may disrupt the Group's operations in those territories

The Group's mining operations are subject to political, economic and other uncertainties, including the risk of civil rebellion, expropriation, nationalisation, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions and international monetary fluctuations.

Future PNG or Solomons Islands government actions concerning the economy or the operation and regulation of nationally important facilities such as mines could have a significant effect on the company. No assurances can be given that the Group's operation will not be adversely affected by future developments in PNG or the Solomon Islands.

Fiscal and tax policy in PNG can be uncertain and subject to sudden changes. For example, the PNG government imposed and later replaced a 4 per cent mining levy and 15 per cent withholding tax on interest in 1998 and 1999. In addition to the PNG national government, PNG has a system of 19 provincial level governments, which are funded almost entirely by direct grants from the PNG national government. In the past, there have been disagreements between the PNG national government and the provincial level governments of PNG, primarily in relation to power sharing and revenue arrangements.

Land ownership disputes in PNG and/or the Solomon Islands may disrupt the Group's operations in those territories

Since 1978, the PNG government has maintained a policy of holding an equity participation option of up to 30 per cent in mining projects located in PNG. This equity has been purchased on a historical or sunk cost basis. In 1992, the previous PNG government announced a decision to increase the PNG government's equity interest in an existing gold project at Porgera and renegotiated that interest from

10 per cent to 25 per cent. Although the other joint venture partners in the Porgera project resisted this move, a price was ultimately negotiated and accepted by all parties. The Group is not aware of any current intention on the part of the PNG government to seek equity participation in its PNG projects. No assurance can be given that the PNG government will not seek to acquire equity in the Simberi or other Tabar Islands properties in the future. In the past the PNG government has taken equity only in major mining projects of national significance.

Approximately 97 per cent of land in PNG is held under a land tenure system, the nature and terms of which vary considerably throughout the country. In general, land held under such tenure is almost entirely communally owned and cannot be alienated other than through being acquired by the State. The extent of land which has been acquired by the State is quite limited. Simberi Gold and Nord Australex Nominees (PNG) Limited hold two State Leases, a Mining Lease and an Exploration licence. The land comprised in the State Leases has been acquired in the past by the State (or its predecessors) from the customary owners. Once the State has acquired land, the original customary 'traditional' landowners should have no further claims in respect of it and leases from the State over such land should be inviolable. However, at various times 'traditional' landowners have exercised considerable pressure by way of demands for additional compensation for land previously acquired by the State and legal challenges against the acquisition process. There have been isolated instances of threatened violence against holders of State leases. In 1993, the settlers growing oil palm on the Kavugara Land Settlement Scheme, which is about 40 km from Kimbe on the Talasea Peninsula, were evacuated under threats of violence from the "traditional" landowners and most of the settlers left the area.

Title to most land in PNG has not been recorded or registered and there has been little surveying. As a result, title to land (in Western legal terms) is often unclear. Disputes over land ownership are common, especially in the context of resource developments. Identifying all the affected landowners, and structuring compensation arrangements that are both fair and acceptable to all of them, can be difficult. The Group believes that the satisfactory resolution of local landowner concerns is essential to the development and operation of a mine in PNG and believes that it enjoys sound relationships with the affected landowners. The Group has always been committed to spending considerable time, effort and expense in order to resolve landowner issues relating to the Simberi operation, but there can be no assurance that disruptions arising out of landowner dissatisfaction will not occur.

As is the case in the UK, the PNG Government has limited powers under various statutes to acquire private property compulsorily if it is required for public purposes. Furthermore, the PNG National Parliament, in exercise of its sovereign power, could enact legislation to expropriate specific private property. While there are constitutional protections against the unjust acquisition of property owned by PNG citizens, no such protection is afforded to foreign enterprises. The Directors are not aware of any specific issues that might lead to the expropriation of the Group's assets in PNG or in the Solomon Islands, and do not know of any case where this power has been exercised where companies are being properly managed and operating within their licences. However, the risk remains that this power could be exercised against the Group and there can be no assurance that any compensation would reflect what the Group considered to be the market value of the relevant assets.

As is the case in PNG, the vast majority of land in the Solomon Islands is held by tribal communities under various customary land tenure systems that can vary from province to province. Customary land disputes are common particularly where logging and other commercial operations are concerned. The land contained within the Gold Ridge Mining Lease is registered under the Land and Titles Act and, as a result, the owners of the registered interests or estates in the land have the protection afforded to them by the Land and Titles Act. However, no assurance can be given that complaints from landowners will not occur but, as stated above, the Group recognizes the importance to the operation of maintaining good relationships with the affected landowners and of resolving issues that may, from time to time, arise.

RISKS RELATING TO THE ORDINARY SHARES

The Ordinary Shares are publicly traded and are subject to various factors that may contribute to volatility in their price

The market price of the Ordinary Shares could fluctuate significantly based on a number of factors in addition to those listed in this Prospectus, including:

- the Company's operating performance and the performance of competitors and other similar companies;

- the public's reaction to the Company's press releases, other public announcements and the Company's filings with various securities regulatory authorities;
- changes in earnings estimates or recommendations by research analysts who track the Ordinary Shares or the shares of other companies in the resource sector;
- changes in general economic conditions;
- the number of Ordinary Shares publicly traded;
- the arrival or departure of key personnel;
- acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and
- the factors listed under the heading "Forward-Looking Statements" in the "Important Information" section of this Prospectus.

In addition, the market price of the Ordinary Shares is affected by many variables not directly related to the Company's success and are therefore not within the Company's control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Ordinary Shares, and the attractiveness of alternative investments.

The Company has no dividend payment policy and does not intend to pay any cash dividends in the foreseeable future

The Company has not declared or paid any dividends on the Ordinary Shares and does not currently have a policy on the payment of dividends. For the foreseeable future, the Company anticipates that it will retain future earnings and other cash resources for the operation and developments of its business. The payment of any future dividends will depend upon earnings and the Company's financial condition, current and anticipated cash needs and such other factors as the Directors consider appropriate.

The Company may be considered a "passive foreign investment company", which may have adverse US tax consequences for US Holders

The Company has not made a determination as to whether it is a PFIC for US federal income tax purposes, it is possible that the Company will be classified as a PFIC for US federal income tax purposes. PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually. An investment in a PFIC may have materially adverse US federal income tax consequences to a US Holder, including subjecting the US Holder to a greater tax liability than may otherwise apply. If a US Holder holding Ordinary Shares is treated as owning stock of a PFIC, any gain recognised by such person upon a sale or other disposal of Ordinary Shares generally will be treated as ordinary income (rather than capital gain), and any resulting US federal income tax may be increased by an interest charge on taxes that are considered deferred. Rules similar to those applicable to disposals generally will apply to certain excess distributions in respect of an Ordinary Share. A US Holder generally may avoid some of these unfavourable US federal income tax consequences by making a QEF election, or alternatively, making a mark-to-market election, with respect to an investment in certain PFICs. The Company does not expect to provide information necessary for a US Holder to make a QEF election.

In addition, if the Company is a PFIC and, at any time, has a non-US subsidiary that is classified as a PFIC, US Holders of Ordinary Shares generally would be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in that lower-tier PFIC. If the Company is a PFIC, the US Holder could incur liability for the deferred tax and interest charge described above if either (1) the Company receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC or (2) the US Holder disposes of all or part of its Ordinary Shares. A mark-to-market election under the PFIC rules with respect to Ordinary Shares would not apply to a lower tier PFIC, and a US Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC. Consequently, US Holders of Ordinary Shares could be subject to the PFIC rules with respect to income of the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. Prospective investors should consult with their legal advisers regarding PFIC issues before investing in the Ordinary Shares.

Further issuances of the Company's Ordinary Shares may be dilutive to Shareholders

It is possible that the Company may decide to offer additional new Ordinary Shares in the longer term either to raise capital or for other purposes. If Shareholders did not take up such an offer of Ordinary

Shares, their proportionate ownership and voting interests in the Company would be reduced and the percentage that their Ordinary Shares would represent of the total share capital of the Company would be reduced accordingly. An additional offering could have a material adverse effect on the market price of the Company's Ordinary Shares as a whole.

Holders of Ordinary Shares outside the United Kingdom may not be able to exercise their pre-emption rights

In the case of an allotment of Ordinary Shares for cash, existing Shareholders are entitled to pre-emption rights unless waived by a resolution of the Shareholders at a general meeting or in certain circumstances as stated in the Articles. If the Company allots Ordinary Shares for cash in the future and pre-emption rights are not waived, Shareholders outside the United Kingdom may not be able to exercise their pre-emption rights for Ordinary Shares unless the Company decides to comply with applicable local laws and regulations and, in the case of holders of Ordinary Shares in the United States, a registration statement under the Securities Act is effective with respect to such rights and Ordinary Shares, or an exemption from the registration requirements of the Securities Act is available. The Company intends to evaluate at the time of any rights or similar offering the costs and potential liabilities associated with any such registration statement or an exemption from registration, as well as the indirect benefits of enabling holders of the Ordinary Shares in the United States to exercise any pre-emptive rights for Ordinary Shares and any other factors considered appropriate at the time, and then to make a decision as to how to proceed.

The Company will make a similar evaluation in relation to Shareholders resident in other jurisdictions outside the United Kingdom. The Company cannot assure its Shareholders outside the United Kingdom that steps will be taken to enable them to exercise their pre-emption rights, or to permit them to receive any proceeds or other amounts relating to their pre-emption rights.

The Company has applied for the Ordinary Shares to be admitted to trading on the Main Market and on the TSX, and for the CHESS Depositary Interests to be admitted to the official list of the ASX and to be quoted on the stockmarket conducted by the ASX. The Company has received conditional approval for the listing of the Ordinary Shares on the TSX conditional on the Company fulfilling all the listing requirements

The Company has applied for the Ordinary Shares to be admitted to trading on the Main Market and on the TSX, and for the CDIs to be admitted to the official list of the ASX and to be quoted on the stock market conducted by the ASX. The Company has received approval for the listing of the Ordinary Shares on the TSX. The ultimate listing of the Ordinary Shares on the TSX is subject to the company satisfying the requirements of the TSX, including filing with the TSX (i) a notarial or certified copy of the court order approving the scheme, (ii) an opinion of counsel that all the necessary steps have been taken to validly effect the Scheme, (iii) a written notice from CDS disclosing the CUSIP number associated with the Ordinary Shares, (iv) the substitutional listing fee and (v) a copy of the Letters of Transmittal. Should the Ordinary Shares be listed on the TSX, the TSX may de-list the Ordinary Shares if it determines that the public distribution, price, or trading activity of the Ordinary Shares has been so reduced as to make further dealings in the securities on TSX unwarranted. If the Ordinary Shares are de-listed from the TSX, this may lead to reputational harm to the Company or the Group, and a lack of liquidity for those Ordinary Shares traded on the TSX.

DIRECTORS, SECRETARY, REGISTERED OFFICE AND ADVISERS

Directors	Mark Caruso	Executive Chairman
	Frank Terranova	Executive Director
	Sean Harvey	Non Executive Director
	Monty House	Non Executive Director
	Anthony Lowrie	Non Executive Director
	Gregory H Steemson	Non Executive Director
	all of: 3 More London Riverside London SE1 2AQ United Kingdom	
Company Secretary	Peter Torre	
Registered Office	3 More London Riverside London SE1 2AQ United Kingdom	
Financial Adviser and Sponsor	RBC Capital Markets 71 Queen Victoria Street London EC4V 4DE United Kingdom	
Legal adviser to the Company as to English and US law	Norton Rose LLP 3 More London Riverside London SE1 2AQ United Kingdom	
Legal adviser to the Company as to Australian law	Norton Rose Australia GPO Box 407 Brisbane QLD 4001 Australia	
Legal adviser to the Company as to Canadian law	Norton Rose OR LLP Suite 3800 Royal Bank Plaza, South Tower 200 Bay Street P.O. Box 84 Toronto, Ontario M5J 2Z4 Canada	
Legal adviser to the Company as to PNG law	O'Briens Lawyers Level 5, Defens Haus Cnr Champion Pde & Hunter St P.O. Box 389 Port Moresby Papua New Guinea	

Legal adviser to the Company as to Solomons Islands law	Andrew Radclyffe Barrister and Solicitor First Floor Centrepoint Building Mendana Avenue PO Box 729 Honiara Solomon Islands
Legal adviser to the Financial Adviser and Sponsor	Allen & Overy LLP One Bishops Square London E1 6AD United Kingdom
Auditors and Reporting Accountants	BDO LLP 55 Baker Street London W1U 7EU United Kingdom
Mineral Experts	Golder Associates Pty Ltd Level 2, Havelock Street West Perth, WA 6005 Australia BatteryLimits Pty Ltd Suite 5/162 Colin St West Perth, WA 6005 Australia
Registrar	Computershare Investor Services PLC The Pavillions Bridgwater Road Bristol BS99 6ZY United Kingdom

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2011
Publication of this document	17 June
Court hearing to approve the Schemes	1.00 a.m. on 20 June
Delivery of court order approving the Schemes	3.00 a.m. on 20 June
Lodgement of court order approving the Schemes with ASIC	5.00 a.m. on 20 June
Trading in Allied Gold shares on ASX suspended	7.00 a.m. on 20 June
CDIs commence trading on ASX on a deferred settlement basis	10.00 p.m. on 20 June
Schemes record date	27 June
Allied Gold shares de-listed from TSX	9.00 p.m. on 29 June
Trading in Allied Gold shares on AIM cancelled	8.00 a.m. on 30 June
Implementation date for the Schemes	8.00 a.m. on 30 June
Admission and commencement of dealings in Ordinary Shares on the London Stock Exchange	8.00 a.m. on 30 June
Admission and commencement of dealings in Ordinary Shares on the TSX	2.30 p.m. on 30 June
Allied Gold shares de-listed from trading on ASX	30 June
Normal trading commences in CDIs on ASX	4 July

Each of the times and dates in the above timetable is subject to change without further notice. References to times are to London time unless otherwise stated.

IMPORTANT INFORMATION

General

No person has been authorised to give any information or to make any representation other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorised by or on behalf of the Company or the Directors. Without prejudice to any obligation of the Company to publish a supplementary prospectus pursuant to section 87G of the FSMA and PR 3.4.1 of the Prospectus Rules, the publication of this Prospectus shall not, under any circumstances, create any implication that there has been no change in the business or affairs of the Group since the date hereof. The contents of this Prospectus are not to be construed as legal, financial or tax advice. Each prospective investor should consult his or her own lawyer, financial adviser or tax adviser for legal, financial or tax advice.

The Group and the Pre-IPO Reorganisation

Historically, the operations of the Group comprised the gold mining business of Allied Gold Limited and its subsidiaries. Allied Gold was incorporated under the Corporations Act 2001 (Commonwealth of Australia) (the **Australian Corporations Act**) as a public company limited by shares on 26 May 2003. Allied Gold listed on the ASX on 8 December 2003, was admitted to trading on AIM on 2 May 2006 and was admitted for trading on the TSX on 17 November 2009. Allied Gold's registered office is located at Unit B9, 431 Roberts Road, Subiaco, Western Australia, 6008, Australia, and its head office is located at Building 23, Garden City Office Park, 2404 Logan Road, Eight Mile Plains, Queensland, 4113 Australia. Allied Gold also maintains offices in PNG and the Solomon Islands.

The Group companies will be reorganised into a new corporate group and the Company will acquire its shareholding in Allied Gold pursuant to the Pre-IPO Reorganisation, which will be affected by way of a scheme of arrangement conducted pursuant to Australian law. The Company was incorporated in the United Kingdom on 7 March 2011. On 20 June 2011, Allied Gold and the Company will enter into the Share Scheme and Option Scheme pursuant to which (i) each Allied Gold shareholder will receive Ordinary Shares (and no other consideration) in return for their Allied shares; (ii) each Allied Gold Optionholder will receive Allied Gold Mining Options in return for their Allied Gold Options; and (iii) Allied Gold will issue a new series of shares to the Company and become a wholly-owned subsidiary of the Company.

Following approval of the Share Scheme and Option Scheme by Allied Gold shareholders, and Court approval by the Australian court, Allied Gold will cease trading on AIM, TSX and ASX. It is intended that the Ordinary Shares will instead be traded on the Main Market and the TSX, with CDIs being traded on the ASX.

Admission will not occur unless the Pre-IPO Reorganisation is successfully completed.

TSX

The TSX has conditionally approved the listing of the Ordinary Shares following the completion of the Scheme of Arrangement, subject to the Company satisfying the requirements of the TSX. After giving effect to the Scheme of Arrangement, holders of Allied Gold shares will have exchanged their shares for shares in the Company.

Like Allied Gold, the Company will be a reporting issuer in each of the Canadian provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia, and therefore will be subject to the securities laws therein.

Presentation of financial information

Unless otherwise indicated, financial information in this Prospectus has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (**IFRS**). The underlying financial information stated in local currency has been translated into Australian dollars on the basis set out in "Currencies" below.

The financial information contained in "Part IX—Historical Financial Information" for the years ended 30 June 2008, 30 June 2009, 30 June 2010 and the six months ended 31 December 2010 has been audited.

Rounding

Percentages and certain amounts included in this Prospectus have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be the precise sum of the figures that precede them.

Currencies

In this Prospectus, references to "Papua New Guinean Kina" or to "PGK" are to the lawful currency of PNG; references to "Solomon Islands Dollar" or "SBD" are to the lawful currency of the Solomon Islands; references to "Canadian dollars", "CAD" or "C$" are to the lawful currency of Canada; references to "GBP", "pounds sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom; references to "US dollars", "dollars", "US$" or "USD" are to the lawful currency of the United States and references to "Australian dollar", "AUD" or "A$" are to the lawful currency of Australia.

Unless otherwise indicated, the financial information contained in this Prospectus has been expressed in Australian dollars.

Indicative exchange rates of the Australian dollar against GBP, USD, PGK, SBD and CAD, comprising the average rate used for income statement information and the period end rate used for balance sheet information, are shown below:

	As at 30.06.08	Ave. Year ended 30.06.08	As at 30.06.09	Ave. Year ended 30.0609	As at 30.06.10	Ave. Year ended 30.06.10	As at 31.12.10	Ave. six months ended 31.06.10	As at 15.06.11[(1)]
GBP:AUD . . .	2.07428	2.2403	2.0412	2.1679	1.77840	1.7971	1.5251	1.6593	1.5219
USD:AUD . . .	1.04410	1.1177	1.23920	1.3593	1.18990	1.1359	0.97730	1.0607	1.0684
PGK:AUD . . .	0.41250	0.3944	0.49450	0.5012	0.44720	0.419	0.40360	0.3973	0.4225
SBD:AUD . . .	0.13625	0.1464	0.16278	0.1781	0.15870	0.136	0.13210	0.1284	0.1348
CAD:AUD . . .	1.0293	1.1061	1.06600	1.1628	1.11790	1.0745	0.98000	1.0325	1.0365

Note:

(1) Being the last practicable date prior to the publication of this Prospectus.

Mineral reserve and mineral resource reporting

Stephen Godfrey and John Battista, both of Golder Associates, and Tony Showell, of BatteryLimits, have reviewed the mineral reserves and mineral resources statements compiled by the Company and have stated the mineral reserves and mineral resources as set out in the Competent Person's Reports relating to Simberi and Gold Ridge included in "Part XIV—Competent Person's Report" to be in compliance with the Prospectus Rules and the European Securities and Markets Authority (**ESMA**) recommendations.

In this Prospectus, all mineral reserve and mineral resource estimates initially prepared by the Group have been substantiated by evidence obtained from Golder Associates' and BatteryLimits' site visits and observation and are supported by details of drilling results, analyses and other evidence and take into account all relevant information supplied by the Group's management and the Directors.

Unless otherwise indicated, all resource and reserve estimates included in this Prospectus have been prepared in accordance with the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (**JORC**). The resources have been classified as measured, indicated and inferred. The JORC classification is comparable to the definitions contained in Canadian National Instrument 43-101 (**NI 43-101**) and used by the Canadian Institute of Mining and Metallurgy Classification System (**CIMM**), under which the Group is also required to report its resource and reserve estimates. The JORC Code differs in several significant respects from SEC Industry Guide 7, which governs disclosures of mineral reserves in registration statements and reports filed with the SEC. In particular, Industry Guide 7 does not recognise classifications other than proven and probable reserves, and the SEC does not permit mining companies to disclose mineral resources in SEC filings.

In addition, the SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, this Prospectus contains resource estimates, which are required by NI 43-101. NI 43-101 differs significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC.

For the JORC Code (2004) resources, mineral resources are based on mineral occurrences quantified on the basis of geological data and an assumed cut-off grade, and are divided into measured, indicated and inferred categories reflecting decreasing confidence in geological and/or grade continuity. No allowances are included for dilution and losses during mining, but the reporting of resource estimates carries the implication that there are reasonable prospects for eventual economic exploitation. Resources may therefore be viewed as the estimation stage prior to the application of more stringent economic criteria for reserve definition, such as a rigorously defined cut-off grade and mine design outlines, along with allowances for dilution and losses during mining. Ore reserves as defined by the JORC Code (2004) are designated as proved and probable and are derived from the corresponding measured and indicated resource estimates by including allowances for dilution and losses during mining. The measured and indicated mineral resources can be reported as either being inclusive of those mineral resources modified to produce the ore reserves or additional to the ore reserves. The JORC Code (2004) reserve and resource estimates provided in this Prospectus comply with the reserve and resource definitions in the JORC Code (2004).

In accordance with NI 43-101, the terms ''mineral reserve'', ''proven mineral reserve'', ''probable mineral reserve'', ''mineral resource'', ''measured mineral resource'', ''indicated mineral resource'' and ''inferred mineral resource'' used in this Prospectus are defined in the CIMM. The terms ''mineral resource'', ''measured mineral resource'', ''indicated mineral resource'' and ''inferred mineral resource'' are recognised and required by NI 43-101. Prospective investors are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. Under NI 43-101, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. **Therefore, prospective investors are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, prospective investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.**

The resource and reserve estimates provided in this document have been extracted from the Competent Person's Report in Part XIV—Competent Person's Report and must be read in conjunction with the Competent Person's Report.

Forward-looking statements

Certain information contained or incorporated by reference in this Prospectus including any information as to the Group's strategy, plans or future financial or operating performance constitutes ''forward-looking statements''. All statements, other than statements of historical fact, are forward-looking statements. The words ''believe'', ''expect'', ''anticipate'', ''contemplate'', ''target'', ''plan'', ''intend'', ''continue'', ''budget'', ''estimate'', ''may'', ''will'', ''schedule'' and similar expressions identify forward-looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Group, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to the impact of global economic conditions and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; fluctuations in the currency markets (such as the PGK or the SBD against the US dollar); fluctuations in the spot and forward price of gold, or certain other commodities (such as diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in PNG or the Solomon Islands, or other countries in which the Group may carry on business in the future; business opportunities that may be presented to, or pursued by, the Group; the Group's ability to successfully integrate future acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and costs associated with mining inputs and labour; litigation; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licences and permits; diminishing quantities or grades of reserves; adverse changes in the Group's credit rating; contests over title to properties, particularly title to undeveloped properties; and risk of trespass, theft and vandalism.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect the Group's actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Group.

Investors are cautioned that forward-looking statements are not guarantees of future performance. Forward looking statements may, and often do, differ materially from actual results. Any forward-looking statements in this Prospectus speak only as of the date of this Prospectus, reflect the Group's current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Group's operations, results of operations and growth strategy. Investors should specifically consider the factors identified in this Prospectus which could cause actual results to differ before making an investment decision. All of the forward-looking statements made in this Prospectus are qualified by these cautionary statements. Specific reference is made to "Risk Factors", "Part I—Information on the Group" and "Part VII—Operating and Financial Review".

Subject to the requirements of the Prospectus Rules, the Disclosure and Transparency Rules and the Listing Rules or applicable law, the Company explicitly disclaims any intention or obligation or undertaking publicly to release the result of any revisions to any forward-looking statements in this Prospectus that may occur due to any change in the Company's expectations or to reflect events or circumstances after the date of this Prospectus. Shareholders should note that the content of these paragraphs relating to forward-looking statements are not intended to qualify the statement relating to the sufficiency of working capital in this document.

PART I—INFORMATION ON THE GROUP

1 Overview

A year ago the Group was a single mine gold producer, with Simberi producing 70Koz per annum. The Group is currently forecasting annual production in excess of 200Koz of gold, on an annualised run rate basis, from both Simberi and Gold Ridge which is expected to be 220Koz per annum by the end of 2011.

The acquisition of Gold Ridge, an associated A$160 million capital raising and listing on the TSX have strengthened the Group's portfolio of assets and transformed the Group. The TSX capital raising allowed the Group to fully unwind the Simberi hedge book in February 2010, giving the Group full price participation in production from its assets (receiving gold sales revenue at spot price as opposed to the US$700/oz that it was receiving under the hedging program) for the period between February 2010 and December 2010 (when the hedging was due to fall away). Removing the hedge book increased investor interest as many investors are seeking exposure to unhedged mid tier gold producers with strong growth profiles.

The Company's subsidiary, Allied Gold, is currently listed on three stock exchanges: the ASX, TSX and AIM. The Company is seeking Admission in order to further broaden the Group's investor appeal and the Board anticipates that trading on the Main Market will provide enhanced market exposure befitting to the Company's increase profile.

2 History of the Group

The Group first acquired an interest in Simberi in October 2004 through the acquisition of Nord Pacific. Nord Pacific's principal assets were a 50 per cent interest in the SMJV and a 99 per cent interest in the Tabar Exploration Joint Venture (**TEJV**); each of these joint ventures had been established with Simberi Gold Company Limited (**Simberi Gold**), a company then listed on the TSX, to pursue exploration and development of gold prospects in the Tabar Islands Group in the New Ireland Archipelago in eastern PNG.

SMJV held the 2560ha PNG Mining Lease 136 (**ML136**), which covers the central and eastern portion of Simberi Island. TEJV held the 69 sub-block/233km² PNG Exploration Licence 609 (**EL609**), which covers all of the Tabar Islands Group outside of ML136. The Group acquired Nord Pacific's interests in the SMJV and the TEJV when Nord Pacific became a wholly-owned subsidiary of Allied Gold.

In November 2004, Allied Gold entered into an agreement with Simberi Gold to acquire a further 37.5 per cent interest in the SMJV and the remaining 1 per cent of the TEJV. This transaction closed in April 2005, at which point both the SMJV and the TEJV were formally terminated and Simberi Gold continued with a 12.5 per cent free carried interest in Simberi until October 2005.

As a result of successful drilling programs in 2004 and 2005 that delineated broad areas of previously unknown mineralisation outside and below a pit design for Simberi that had been completed in 2003, the Group engaged Golder Associates Pty Ltd (**Golder Associates**) in mid-2005 to construct an updated resource block model and carry out a resource estimate incorporating all of the new drilling data. Golder Associates then used the resource block model for open-pit optimisation and reserve estimates, as well as preparation of the mining section for an October 2005 update to a 2003 feasibility study on the Simberi site, to include higher reserves and to investigate a higher processing plant throughput.

The updated study, known as the Optimised Feasibility Study (**OFS**), resulted in a project that was expected to mine and process 15.4 million tones (**Mt**) of ore over a ten year mine life and recover an estimated 585Koz of gold. The OFS investigated the development of a 1.65Mt per annum (**Mtpa**) mining and processing operation, along with an ore delivery system consisting of screening and slurrying of ore from the deposits located in the hills surrounding the central processing plant, which would be located on the coast of Simberi Island. The results of the study indicated that the development of a gold mine at the Simberi project site was both technically feasible and economically viable.

The Group commissioned a study by Intermet Engineers (Pty) Ltd (**Intermet**) to investigate a larger processing plant and mine plan that would be expected to process 2.2Mtpa at the start of 2006. As part of this study, the ore delivery system was also re-evaluated. This focused on an aerial conveying system that would have the feed end located at the largest deposit (Sorowar), and the discharge end near the processing plant (Pigiput Plantation). The study, known as the Amendment to the OFS (**AOFS**), showed that a larger processing plant (with a 2.0Mtpa nameplate capacity) and ore delivery by way of such an aerial conveying system, known as Ropecon, was technically and economically feasible. The study was

presented to the PNG Department of Mining and applications were made for a variation of the project scope. Simultaneously, amendments to the Group's environment permits were made through, and approved by, the PNG Department of Environment and Conservation to accommodate a higher process rate. Capital and operating costs were re-estimated as part of the AOFS and indicated a total capital cost of US$60 million and a cash operating cost of US$306/oz.

In July 2006, the Group received updated reserves and in-pit resource estimates from Golder Associates which indicated that the Simberi project contained 17.7Mt of ore grading 1.37 grams per tonne (**g/t**) gold (**Au**) and containing approximately 785Koz gold. With the OFS and the AOFS confirming that an economic and technically viable gold oxide mining project could be developed on Simberi Island, the Group decided to proceed with mine development in 2006 and awarded contracts for the design and construction of a processing plant capable of processing 2.2 Mtpa, with associated ancillaries including power, water, tailings disposal and infrastructure including a wharf and a camp. In 2006, the Group concluded an agreement with Simberi Gold pursuant to which it purchased Simberi Gold's outstanding 12.5 per cent free carried interest in the Simberi Project. In March 2006, Allied Gold listed on the London Stock Exchange's AIM market.

In March 2007, the Group commenced the operation of its landing barge ''LCT Lady Geraldine'' to reduce delivery times for the delivery of materials to Simberi Island. In May 2007, the Group received approval from the PNG Mineral Resources Authority (the **MRA**) to extend the term of ML136 for a further ten years ending on 2 December 2018. Dry commissioning activities of the processing plant commenced in December 2007. Simberi commenced production in February 2008. In March 2008, Allied Gold bought out the option held by Kennecott and Niuginin Mining, to acquire an interest in EL609 and signed a letter of intent to enter into a A$20 million farm-in agreement with Barrick (PNG) Exploration Ltd, a subsidiary of Barrick, with respect to the Group's exploration licence on Tatau and Big Tabar Islands. Barrick commenced exploration activities there in August 2008.

In May 2008, the Group successfully commissioned its state-of-the art Ropecon aerial rope conveyor at Simberi.

In 2009, the Group commissioned a study to evaluate the process engineering options for the expansion of the existing Simberi oxide ore processing plant to a capacity of 3.0Mtpa, to increase production to 100Koz per annum, and also commenced a PFS in relation to the sulphide resources with a view to supporting a further expansion of its production profile by up to an additional 100Koz per annum by December 2011.

In June 2009, the Group produced its 100,000th ounce of gold at Simberi.

In November 2009, the Group acquired control of ASG, an Australian-based mineral resource exploration company. The general development of the business of ASG had focused entirely on the Gold Ridge project. ASG had acquired the Gold Ridge project in May 2005, and held the project through various wholly-owned Australian and Solomon Islands subsidiaries. Allied Gold also listed on the TSX in November 2009.

Gold Ridge consists of a mining lease that covers an area of 30km² and a prospecting licence in the area surrounding the mining lease that covers an area of 130km². The mining lease is governed by the terms of a mining agreement between ASG and the Solomon Islands government.

Prior to ASG acquiring the Gold Ridge project, previous owners of the project had constructed a 2.0Mtpa open cut mine (commencing construction in 1997) and mined the Valehaichichi deposit from August 1998. The Gold Ridge project was shut down and put on ''care and maintenance'' in June 2000 as a result of escalating civil unrest in the Solomon Islands.

During the 22 months that the Gold Ridge mine was previously operating, the total gold production for the period was 210Koz. The Gold Ridge project had considerable infrastructure remaining from the previous operations, although major refurbishment was required to most of the plant and equipment at the site. Mine site infrastructure includes workshops and a warehouse, water supply, power generators and building, road access, tailings storage facility, and an on-site camp for 150 people which has recently been refurbished.

During 2009, Barrick completed four diamond drill holes totalling 1927m at the Tupinda prospect, Big Tabar Island, completed planned drilling at the Banesa prospect, Big Tabar Island of six holes totalling 2625m, and reconnaissance mapping and rock-chip sampling over Tatau Island.

In 2009, the Group announced a 45 per cent increase in total Simberi Island Measured, Indicated and Inferred Resources to 4.7Moz of gold and 10.0Moz of silver, comprising oxide gold resources of 1.4Moz and sulphide gold resources of 3.3Moz, as well as an extension of 437Koz to its ore reserve, extending the remaining mine life to over ten years.

In March 2010, the Group negotiated the buyback of its joint venture arrangement with Barrick, restoring to the Group 100 per cent ownership of all exploration tenure in the Tabar Islands.

A PFS in relation to the sulphide resources was completed at Simberi in November 2010, demonstrating that the development of sulphide resources at the site is technically feasible and economically viable. The PFS also indicated that a larger treatment plant (2.5Mtpa) may be also appropriate given additional sulphide resources that may be discovered and to allow the Group leverage and exposure to future gold price movements. A BFS has commenced at Simberi to assess an increased sulphide throughput option from 1.5Mtpa to 2.5Mtpa.

The Company was incorporated in the United Kingdom on 7 March 2011. The Group companies were reorganised into a corporate group as part of the Pre-IPO Reorganisation and the Company acquired its shareholding in the Group pursuant to the Pre-IPO Reorganisation. Prior to the Pre-IPO Reorganisation, Allied Gold was the holding company of the Group.

Gold Ridge recommenced production in March 2011. The official re-opening ceremony was held on 23 March 2011, with local political, community and landowner leaders in attendance.

3 Simberi, PNG

Simberi, the Group's major asset, is located in the Tabar Islands Group in the New Ireland Province of PNG. The four sparsely inhabited islands comprising the Tabar Islands Group are located 130km east of the capital city of New Ireland Province, Kavieng, and 60km north-west of the Lihir Island site of the world class Lihir Gold Mine. The southern-most island in the group, Tabar Island, lies approximately 30km north of mainland New Ireland. Simberi Island is the northern-most island of the Tabar Group and measures approximately 10km east to west and 8km north to south.

Simberi is wholly-owned and operated by the Group, through its wholly-owned subsidiaries, Nord Pacific and Simberi Gold. ML136 was granted to Simberi Gold on 3 December 1996 for a term of 12 years by the MRA. On 4 May 2007, the MRA granted Simberi Gold an extension on ML136 for an initial term of ten years commencing on 3 December 2008 and ending on 2 December 2018.

During the six months to December 2010, Simberi produced 37,127oz at a total cash cost of A$693/oz. During the March Quarter 2011, Simberi produced approximately 11Koz. The Group is targeting total gold production at Simberi in the range of 65Koz to 70Koz in 2011, with production expected to ramp up to a run rate of 100Koz per annum by the end of the year.

Simberi comprises an open-pit mining operation with an associated gold processing plant, located within ML136 on the eastern side of Simberi Island, and EL609 covering the remainder of Simberi Island and most of the adjacent Tatau and Big Tabar Islands to the south. Mining operations at Simberi are focused on seven separate deposits on the eastern portion of Simberi Island (Sorowar, Samat North, Samat South, Samat East, Pigiput, Pigibo and Botlu South). Sorowar in the north is by far the largest deposit. Samat North, South and East lie to the south and, while relatively small, are also high grade. Pigiput, Pigibo and Botlu South lie between the Sorowar and Samat areas and are of intermediate tonnage but at a grade similar to Sorowar. All prospects lie within 2 to 3km of each other. The project area also includes other less well-defined prospects and anomalies.

Process

The Samat oxide pits have been largely depleted, and ore is currently being extracted from the Sorowar pit. The Sorowar deposit is the largest resource at Simberi; ore from Sorowar is delivered via the aerial conveyor system to the processing plant, which is a conventional CIL gold processing plant currently capable of treating 2.0Mtpa. It is located on the eastern coast of Simberi Island near Pigiput Bay. Ore from deposits other than Sorowar is delivered to the processing plant by haul truck.

Ore fed into the processing plant passes through a sizer to bring it down to less than 100mm in size before being passed through a scrubber. Oversize discharge from the scrubber (greater than 12mm) goes to the single ball mill for grinding. The discharge from the single ball mill passes with the minus

12mm discharge from the scrubber into the cyclones for classification. Material less than 300 microns passes to the leach circuit with coarser material returning to the ball mill for additional grinding.

Cyanide and lime are added to the leach tank and ore as a slurry passes from the leach tank to five carbon recovery tanks. The loaded carbon is stripped of gold in an elution circuit and smelted to form gold doré bars.

The plant uses what is known as a Deep Sea Tailings Placement tailing management method. Under this method spent ore or tailings is pumped to a mixing tank located on the shore of Pigiput Bay where it is mixed in a ratio of 1 part tailings to 8 parts seawater before being discharged via pipeline at a depth of 115m below sea level. When discharged from the pipeline, the tailings flow down a steep submarine slope and are deposited at a depth of more then 3000m.

In 2010, the Group completed the majority of a significant optimization and de-bottlenecking programme to the Simberi processing plant which increased operating efficiency and is expected to result in the plant exceeding its nameplate capacity. Further proposed plant expansion in 2011 to 3.5Mtpa should increase production to approximately 100Koz per annum. Further expansion of the existing plant to 5Mtpa of oxide ore is currently under review.

Infrastructure

Associated site infrastructure includes a modern accommodation centre, a 1200m long gravel sheeted airstrip located approximately 3km south of the accommodation camp, a wharf, fresh and sea water supplies, power generation with an installed capacity of 6MW using diesel powered generators, island and pit access roads and telecommunications facilities. The wharf, processing plant, offices and camp accommodation are located at Pigiput Bay on Simberi Island.

Site personnel work rotating rosters and, as Simberi is not serviced by regular passenger services, charter flights are used to transport company personnel from various locations in PNG, including Port Moresby, Rabaul and Kavieng. The company-built airstrip can accommodate aircraft up to the size of a Bombardier Dash 8 (18.6t, 56 seat twin turboprop).

The company also operates a loading barge, the Lady Geraldine, ferrying bulk supplies to the island on a regular schedule from the mainland towns of Lae in Morobe Province and Rabaul in the New Britain Province. The Lady Geraldine's capacity is supplemented, as required, by privately owned barges chartered from Lae and Rabaul.

Material is brought to the processing plant by either 40t articulated dump trucks along the haul road or a suspended aerial conveying system. An island ring road provides access to all parts of the island and the many hamlets inhabited by the islanders along the coast. Further detail regarding the infrastructure at Simberi can be found at section 19.2 of the Simberi Gold Project Competent Person's Report at "Part XIV—Competent Person's Reports" of this Prospectus.

Exploration

Exploration in ML136 is focused around the identified deposits of Sorowar, Pigiput, Pigibo, Botlu, Pigicow, Bekou and Samat. In addition to these, there are a number of smaller prospects that have yet to be properly defined. The Group also holds EL609 covering most of the rest of the Tabar Island group. EL609 is also being actively explored. Exploration activities continue to grow the JORC-compliant gold reserve/resource, with an additional 1.3Moz of proven and probable reserves added in 2010. Simberi's proven and probable reserves now stand at 2.11Moz whilst its measured, indicated and inferred resources stand at 6.01Moz.

As at 1 January 2011, Simberi has total Measured, Indicated and Inferred Resources of 169.17Mt at 1.10g/t of gold (6.01Moz Au). Simberi has total Reserves of 44.84Mt at 1.46g/t Au (2.11Moz Au).

Encouragingly, the sulphide and oxide geology at Simberi remains open, with additional multiple targets and mineralisation around existing mining pits. These significant gold deposits provide an opportunity to increase combined oxide and sulphide gold production to over 200Koz per annum for a minimum of ten years.

2010 year in review

Initiatives to debottleneck the Simberi plant were successfully delivered during 2010 to increase mill throughput. This included an increase in the capacity of the rope conveyor delivery system to 600tph. The CIL intertank screens were replaced with new larger capacity screens and a degritting spiral was installed.

Despite the increase in processing capacity, a combination of unseasonally heavy rainfall, 13 days lost production in December 2009 and January 2010 due to an illegal cease work order and a cultural gorgor, and eight days lost during a scrubber trommel mechanical failure had the combined effect of curtailing gold output for the year to 64,327oz.

Oxide expansion

In 2011, the Group will undertake incremental expansion of the plant to lift processing capacity to 3.5Mtpa, which should increase gold production to approximately 100Koz per annum.

An additional SAG Mill has been ordered and is being shipped to the Simberi site. Contracts for two additional leach tanks have been awarded and a tendering process for a tailings thickener has been completed.

At 3.5Mtpa the Simberi oxide circuit is forecast to treat 34.5Mt at a grade of 1.02g/t with a process recovery of approximately 90 per cent, producing 1Moz of gold over approximately ten years.

Further potential for significant oxide tonnages have been identified around the existing Sorowar and Pigibo deposits. Over the next 12 to 18 months the western side of Simberi island will also undergo exploration for suspected covered (ash) gold mineralised targets.

The Group has made design allowance for future expansion of the oxide plant to 5Mtpa.

Sulphide pre-feasibility

The longer term expansion of the Simberi operation is focused on the development of the sulphide resources. A PFS has been completed and a BFS is currently underway to construct a 2.5Mtpa sulphide processing plant which would produce an additional 100Koz gold per annum from 2015. The indicative capital cost (including contingency) of a 1.5 Mtpa sulphide circuit is US$160-240 million with a single stage roaster treating 1.5Mtpa at an ore grade of 2.4g/t Au.

A formal investment decision will be subject to a BFS due in 2012, followed by a two-year development timeframe, taking into account a minimum three to five years to process the significant existing Pigiput oxide cap before accessing the first tonnages of sulphide ores and allowing 12 to 18 months of exploration at the Sorowar, Samat and Botlu oxide pits, which have not yet been subject to intense drilling for sulphide material.

Identification of additional resources provides an opportunity to optimise the sulphide roaster and oxide processing plant and correctly scale throughput for the next ten to 15 years. The investment decision scheduled for 2012 may be brought forward if gold prices continue to rise.

BSP Funding

In November 2010, the Group obtained funding from BSP of approximately PGK 52 million. The loan by BSP to Simberi Gold is guaranteed by Allied Gold and, following the Company becoming the parent company of Allied Gold, will also be guaranteed by the Company. The funding is secured by fixed and floating charges over the assets and undertakings of the Simberi project.

Environmental considerations

Historically, there has been no large scale mining at Simberi and the previous alluvial workings have had no significant impact. There are no pre-existing environmental liabilities. Prior to construction Simberi Gold was required to implement an Environmental Management and Monitoring Program (**EMMP**). Nord submitted a draft EMMP in May 1999 and an amendment to the EMMP (now known as the EMP) addressing changes to the previous scope, prepared by Nord's consultants, was submitted in July 2003.

Currently, the Group is permitted to mine and process oxide ore at a nameplate capacity of 2.0Mtpa with a nominal production capacity of 84Koz per annum.

A baseline environmental survey was undertaken in June 2003 and two further supplementary environmental baseline studies were completed in March 2004 and December 2004. During the environmental baseline studies a network of monitoring stations was established to support the ongoing collection of data.

The 2005 feasibility study conducted at Simberi addressed the environmental impacts associated with:

- open cut mining operations and haul roads;
- ore processing operations;
- pipeline and power line corridors;
- deep sea tailings placement; and
- project infrastructure.

The project has the following objectives with respect to the environment:

- elimination of all waste dumps through adoption of bulk mining techniques at the Samat, Botlu and Pigiput deposits. Waste generation at the Sorowar and Pigibo deposits will be placed within the mining voids. The recent reserve increase has increased future waste tonnages and this additional waste will be stored in land-sited waste repositories;
- progressive rehabilitation of the pits to minimise soil erosion and complete re-vegetation;
- provision of engineering safeguards in the design of pipelines;
- minimisation of soil erosion and dust generation by access/haul roads;
- minimisation of dust generation from crusher and conveyors, containment of chemicals and reagents, comply with air quality and water quality regulations;
- storm water management of open pits, mine infrastructure and processing plant, minimisation of soil erosion, collection of runoff for use in processing in preference to other supplies, installation of silt curtains at mouth of streams most likely to be affected by the project where practical installation and operation can be obtained; and
- provision of a proven and accepted tailings disposal method, conservative design parameters and compliance with environmental permit conditions.

A letter on the 24 February 2004 from the Acting Secretary for the Department of Environment & Conservation confirms that the Environmental Plan Approval for the Simberi Oxide Gold Project that was issued on 30 December 1996 under the Environmental Planning Act 1978 is valid and deemed to be an Environmental (Waste Discharge) Permit for the purposes of the Environment Act 2000. It also notes that the Department of Environment and Conservation is processing the amendment application which was submitted due to the changes in the mine plan and engineering concept.

A further update to the EMP has been submitted in conjunction with the Optimised Feasibility Study and is under consideration by the Department of Environment and Conservation.

In 2008, Coffey Natural Systems (**Coffey**) undertook a compliance monitoring audit. This report showed compliance in most areas, with any impacts consistent with predictions made in the Environmental Plan submitted with Simberi Gold's original mining lease application. Coffey recommended focusing attention on controlling erosion and sedimentation upstream in order to reduce the impacts on the nearshore fringing coral reef and on the streams and rivers around Simberi Island.

4 Gold Ridge, Guadalcanal

Gold Ridge is located on the island of Guadalcanal, the central island of the Solomon Islands, approximately 30 km south-east of the capital city Honiara. The project is accessed from Honiara by approximately 40 km of road. The mine area is located on the lower northern slopes of Mount Chaunapaho in the central ranges of Guadalcanal Island.

Gold Ridge consists of a mining lease granted on 12 March 1997 (No 1/1997) that covers an area of 30km² and a special prospecting licence (**SPL194**) that covers an area of 130km². Operations are focused on four mineralised zones which lie within a diamond shaped zone 2.5km long and 1.4km wide. The four separate gold deposits are called, from north to south, Valehaichichi, Namachamata, Kupers

and Dawsons. Mining operations at Gold Ridge were previously carried out by Ross Mining and Delta Gold and, more recently, Gold Ridge was owned by TSX-listed ASG. To date only Valehaichichi has seen any significant mining. Access and earthworks have commenced at Namachamata.

Numerous artisanal workings can be found throughout the mining lease area, in and around the creeks, rivers and mine workings. Under the Solomons Island mining legislation, in areas subject to a prospecting licence or mining lease, alluvial mining is not permitted without the consent in writing of the holder of the prospecting licence or mining lease, as the case may be. As such, mining in and around the pit areas would pose a significant safety issue so the artisan miners have been denied access.

Gold was first reported in the region in 1568 by a Spanish explorer near the mouth of the Matepono River, which flows from the Gold Ridge site. Active prospecting began in 1931 when an Australian botanist found alluvial gold at a site nearby and traced it upstream to Gold Ridge.

The Solomon Islands government put Gold Ridge to tender in 1994 to ten international companies. The successful bidder was Saracen Minerals Pty Limited (**Saracen**), a subsidiary of the Australian oil and coal mining company, Crusader Limited.

In March 1995 Ross Mining NL purchased Saracen's gold project interests and commenced a new feasibility study for the development of Gold Ridge. On 1 May 2000 Delta Gold Ltd purchased the whole of the share capital of Ross Mining and became the owner of Gold Ridge.

Delta Gold abandoned the mine in June 2000 because of civil unrest in Guadalcanal, and in January 2002, Delta Gold merged with Goldfields to form Aurion Gold, which was subsequently taken over by Placer Dome Inc.

Between the commencement of commercial production at Gold Ridge in August 1998 and the closure of the mine in June 2000 during eight weeks of civil unrest, Gold Ridge produced approximately 210Koz of gold. At the time of the June 2000 closure there were mineral resources remaining in all four of the mined pits (Valehaichichi, Kupers, Namachamata and Dawsons), and these form the basis of the Group's current 120Koz per annum mine plan for Gold Ridge.

In December 2002, insurers paid out under a political risk insurance policy to Delta Gold and, in return, took ownership of the mine through a new holding company, JV Mine. An international bidding process saw ASG acquire Gold Ridge in 2005. The Group acquired ASG in November 2009.

March 2010 was a significant date for the Group and the people of the Solomon Islands, with a reconciliation ceremony that marked the start of work to redevelop Gold Ridge.

As at 1 January 2011, Gold Ridge has total Measured, Indicated and Inferred Resources of 64.17Mt at 1.28g/t Au (2.64Moz Au). Gold Ridge has total reserves of 23.2Mt at 1.71g/t Au (1.28Moz Au).

Project development

GR Engineering Services (**GRES**) was awarded a A$64.3 million engineering, procurement and construction contract, and mobilised to site in April 2010. Any remaining capital expenditure is the responsibility of the Group and includes cost for buying a mining fleet, camp construction, first fills and pre-operation manning and resettlement housing.

GRES has removed old process equipment such as pumps, motors and gear boxes for repair, refurbishment or exchange, and also refurbished major components such as the crusher, grinding mill and gold recovery equipment. Three new additional leach tanks and a 29m diameter thickener will be added by the end of October 2011. Construction equipment including cranes and mining fleet consisting of haul trucks, excavators, dozers and other road maintenance and heavy vehicle support arrived on site in May 2010. Further details of the infrastructure at Gold Ridge can be found at sections 5.4 and 19.1 of the Gold Ridge Gold Project Competent Person's Report in ''Part XIV—Competent Person's Reports'' of this Prospectus.

The project is powered by way of a 14MW ''build-own-operate-contract'', which was delivered by Aggreko in December 2010.

Dewatering of the tailings storage facility was completed by November 2010, some three to six months ahead of expected plant commissioning.

First deliveries of ore to the ROM stockpile were in place by Q4 2010, and first gold was produced in March 2011.

The A$150 million refurbishment and redevelopment of Gold Ridge was delivered within 12 months of its official commencement, with first gold produced in March 2011.

Operational readiness

A site leadership team and general manager were appointed at Gold Ridge in June 2010. Pre-operational recruitment for selected positions was undertaken, with a strong focus on employment and training of people from the local area.

Civil construction and related earthworks, such as ROM pad construction and haul road re-establishment have provided an opportunity for operator training well in advance of mining and ore haulage.

Operations at Gold Ridge are supported by a mine warehouse building, an administration office and camp accommodation for 200 people.

Village resettlement

A landowner resettlement program is well advanced, in line with plans to gradually resettle 1900 residents from the mine lease area. The resettlement has been the subject of intensive negotiation and planning over the past three years, and has been led by the Gold Ridge Community and Landowners Council (**GRCLC**).

Of the 300 resettlement houses to be built—at a projected rate of 30 a month—95 resettlement houses have been completed and a total of 329 people have been relocated from the mine area. Resettlement is expected to be completed in the September quarter of the 2011-2012 financial year.

IFC Loan

In June 2010, the Group obtained a US$35 million loan with the International Finance Corporation (**IFC**) for the purpose of redeveloping Gold Ridge. The IFC's involvement will provide a further level of environmental and community oversight and confidence in the rebuilding of the Solomon Islands' economy.

Environmental considerations

Before the development of Gold Ridge, the mine area had been extensively disturbed by humans through subsistence gardening, logging, gold panning and settlement. Heavy logging in the Chovohio River catchment occurred in 1974 and again during the last few years up to 1997, in addition to the impact mining operations conducted by Ross Mining.

The tailings storage facility which had been abandoned in 2000 has been rehabilitated and the structure confirmed as sound and useable. All collected water has been treated and discharged to the local river systems to lower the water in the dam as part of this work. GRML conducts ongoing monitoring of contaminants in the dam and discharge waters. Two minor breaches were recorded during the treatment/drainage process however no recent sampling has shown any problems.

An Environmental and Social Review Summary (**ESRS**) report for the project was prepared by the IFC as part of its environmental and social due diligence ahead of its investment as part of the project financing arrangements being originally made by ASG. The IFC's involvement requires post-finance project assurance related to the Social, Environmental, and Health and Safety IFC Safeguard Policies relevant to the project. As part of the financing agreement, the IFC requires frequent monitoring of compliance with the IFC Performance Standards along with the previously disclosed GRML Economic and Social Action Plans on an ongoing basis.

GRML has committed to external/independent environmental, and health and safety compliance monitoring and reporting, including to IFC Performance Standards, in order to provide an additional level of transparency to the implementation of environmental and health and safety management programs at Gold Ridge. Further details can be found at section 19.2 of the Gold Ridge Gold Project Competent Person's Report in Part XIV—Competent Person's Reports of this Prospectus.

5 Tabar and Tatau Island

In March 2008, the Group signed a letter of intent (the **Barrick LOI**) with Barrick (PNG) Exploration Ltd (**Barrick PNG**), a subsidiary of Barrick Gold Corporation, to enter into a A$20 million farm-in agreement with respect to Allied Gold's exploration licence on Tatau and Big Tabar Islands. At the time of entering into the Barrick LOI, Barrick subscribed for and purchased A$15 million of fully paid ordinary shares in Allied Gold at a price of A$0.85 per share. In March 2010, Allied acquired Barrick's interest in the joint venture agreement over Tatau and Big Tabar Islands and consequently reassumed management of exploration in the entire area of permit EL609. Allied made an immediate A$2.5 million payment to Barrick PNG with a further A$3 million to be paid as either cash or Allied Gold shares. Barrick agreed to place its holding of Allied Gold shares in escrow until 2012. The Group's buyback of the joint venture arrangement with Barrick on these terms represent a significant discount to the A$12 million capital expenditure already incurred by Barrick. This restores to the Group 100 per cent ownership to all exploration tenure in the Tabar Islands.

Significant baseline geological work was undertaken by Barrick on Tabar and Tatau Island, with drilling on Tabar identifying large copper porphyry style mineralisation at the Banesa deposit. The Group is mobilising to recommence drilling on Tatau Island to test further gold and copper targets.

6 Recent Developments

Production recommences at the Gold Ridge project, March 2011

On 9 March 2011 it was announced that Gold Ridge had poured its first gold under Group ownership. This was achieved within a year of the commencement of the redevelopment of the project and following the investment of A$150 million into the redevelopment and refurbishment of the mine.

Repair to tailings mixing tank, March 2011

Milling and processing at Simberi was suspended for four weeks from 4 March 2011 to 7 April 2011 to repair a valve and onshore piping to the tailings mixing tank. A minor leak in the tailings and mixing tank was caused by valve wear and tear. The leak was detected within hours of its occurrence, and was repaired within three days. The leak was reported to the PNG Department of Environment & Conservation (**DEC**). The DEC issued an Environmental Protection Order (**EPO**) requesting that the tank be repaired and that operations cease until such repair was completed. Though not considered major, the repair work was below the water table and required continuous de-watering to provide access.

Following the repair of the tank, the DEC did not immediately lift the EPO and therefore Simberi Gold applied and obtained a Court Order from the PNG National Court to allow milling and processing at Simberi to recommence. As part of this process, an independent inspection and review of the repairs to the tailings facility and operating procedures at Simberi was commissioned by the DEC. The EPO has since been formally discharged by the PNG Environment Council pursuant to PNG environmental legislation.

The interruption caused by the repair work curtailed production in the 2011 March quarter at Simberi by more than one-third to 10,867oz. During the suspension of processing activity, however, the Group took the opportunity to advance a number of planned maintenance activities, and mining operations were continued. The run of mine (**ROM**) stock pile was built to 90,000 tonnes with 75,000 tonnes at Pigiput and 15,000 tonnes at the Sorowar pit. Additionally a significant amount of waste was pre-stripped in all pits. Simberi quickly returned to steady state production with an effective monthly run rate of 6,000oz produced in the month of April.

Equity fundraising, April 2011

In April 2011, Allied Gold successfully completed an equity fundraising, raising gross proceeds of A$93.8 million. The net proceeds from the fundraising will be applied by Allied Gold to:

- retire approximately A$50 million of Allied Gold's existing debt facilities thus strengthening Allied Gold's balance sheet;
- replace diesel fuel electricity generation at Simberi with heavy fuel oil at a cost of approximately A$15 million to reduce Simberi's electricity generation costs by approximately 25 per cent;
- provide the balance of funding required to expand Simberi from 2.4Mtpa to 3.5Mtpa, to lift gold production from 70Koz per annum to 100Koz per annum; and
- provide working capital for exploration and other corporate purposes.

7 Key Strengths

The Directors believe that the key strengths of the Group are:

A diversified portfolio of assets, spanning the development cycle

The Group has acquired a diverse portfolio of exploration, production and mining assets in Melanesia. The Group's assets span the developmental lifecycle, from exploration stage opportunities through to prefeasibility stage projects and producing assets.

Growing production, significant reserve and resource base and unhedged gold price exposure

- Run rate production of 220Koz per annum forecast by the end of 2011
- Targeting longer term production of over 300Koz per annum by 2015
- Reserves and resources of 3.39Moz and 8.65Moz respectively
- 100 per cent unhedged, giving the Group full gold price participation in production from its assets

Expertise in gold mining through an experienced management team

The Group is a gold producer with technical and management teams experienced in finding, financing, developing and operating mines in the Pacific Rim. The Group's senior management team is made up of experienced individuals with diverse backgrounds and skills, all of whom have substantial experience in the mining industry. The Company believes that the track-record and expertise of the Group's senior management team, ranging from all stages of exploration to mine construction and operation, positions the Group to maximise the efficiency of existing operations and to deliver future growth.

Proven ability to develop and implement projects, and a developed infrastructure

- The redevelopment of Gold Ridge has been completed, and the production of gold recommenced in March 2011
- Forecast gold production of 200Koz from Simberi and Gold Ridge

Attractive cash costs with high operating margins

- Cash costs at Simberi and Gold Ridge expect to average $650/oz in the year to 30 June 2011. Both operations are achieving high operating margins at current gold prices
- Further scope to reduce cash costs at Simberi through the construction of a heavy fuel oil power generation plant

Financially sound capital structure

- The Group is the sole owner of Simberi and Gold Ridge
- Following its April 2011 equity placement, the Group has gross cash balances of A$91.8 million and net cash reserves (cash balances less interest bearing debt) of A$36.4 million
- Net cash reserves following the April 2011 equity fundraising are sufficient to fund current and anticipated capital expenditure requirements, including the balance of the Simberi oxide expansion project and the heavy fuel oil conversion project
- The Group has no committed gold hedging in place and has full price participation in production from both Simberi and Gold Ridge

The Group's potential for value creation and pipeline of investment opportunities

- Forecast annual gold production of 200Koz from Simberi and Gold Ridge
- Simberi Oxide expansion expected to add approximately 30Koz to annual production
- Simberi Sulphide resources provide the potential to add a further 100Koz ounces of production by the end of calendar year 2013
- Targeting production of 300Koz per annum through organic growth and acquisitions

8 Market position

The Group sells the gold it produces in the international commodities markets. Prior to 26 February 2010, gold available for sale was sold predominantly through either the Group's existing hedge book at a fixed price of US$700 per oz or at the prevailing spot price denominated in US dollars. On 26 February 2010 the Group terminated its hedge book through the predelivery of physical gold into the outstanding hedge book. Subsequent to 26 February 2010, all gold sales are made at the prevailing spot price.

The Directors anticipate competition for exploration and development opportunities in the Pacific Rim from both local and international gold mining and exploration companies. The Group will continue to face competition for capital, experienced workforce and, particularly in respect of gold assets, exploration and development opportunities from other regional mining companies as well as international competitors.

9 Strategy

The Group's core strategy is to achieve profitable growth and increase volume from current mining assets. The Group anticipates that this will be achieved through a combination of organic growth through its existing Melanesian assets and through the acquisition of additional assets, including assets located in other regions. The Group continually reviews and assesses potential acquisitions throughout the world. The central driver of this strategy is securing the Group's future production, which it intends to achieve through the development and expansion of existing mining assets.

The Group is currently forecasting gold production at a run rate of in excess of 200,000ozpa from its combined Simberi and Gold Ridge operations. Now that gold production at Gold Ridge has commenced, the Group can also look to harness the potential of the under-explored region around Simberi. There is significant further potential to increase production at Simberi through expansion of the oxide processing plant and developing a processing plant for the sulphide resources.

The Group's aim is to keep growing its critical mass in terms of resources, reserves and production capacity through exploration. The Group is investing in excess of A$10 million annually into exploration, with programmes around all of its producing assets and at greenfield projects in PNG and the Solomon Islands, as the Directors seek to build on the position of the Group as a prominent gold producer and explorer in the region.

The Group is also focused on the organic development of in-house projects and regional acquisitions of production or near-term production assets.

Simberi 2010-2011

The Group's strategy is to add to the gold inventory on Simberi Island by defining additional resources and converting these and other known resources into reserves with a view to expanding annualised gold production.

Plans are now underway to incrementally expand the Simberi oxide circuit to produce 100Koz per annum by the end of December 2011. This will be by way of an increase in the nameplate capacity of the plant from 2.4Mtpa to 3.5Mtpa to take advantage of the increasing oxide reserve and resource base.

Whilst the Directors believe that the Group has sufficient oxides for the next decade, opportunities remain to lift both the oxide and sulphide inventory. In the year ahead, the Group will target pit edge oxides at the Sorowar deposit. The Group will also target underlying sulphide mineralisation at Pigiput, Pigibo and Sorowar as well as testing the possible link between the Samat North and Samat East deposits. A decision on the sulphide development is expected in 2012 after the completion of further exploration drilling and a BFS on the sulphide reserves at Simberi.

The Group has budgeted A$8 million for the year to December 2011 to undertake 20,000m of diamond core and 40,000m of RC drilling at Simberi.

Gold Ridge 2010-2011

Production commenced at Gold Ridge in March 2011. The Group is targeting an increase of throughput to 2.5Mtpa producing on average 120Koz per annum of gold for the first three years of operation. A review of a possible further increase in throughput will be ongoing as more exploration data

progressively becomes available, although such an increase would not be likely to affect the initial development throughput design.

The Group plans to commit approximately A$5 million to near-mine and regional exploration activity. Drilling with a Group-owned reverse circulation rig commenced in July 2010 at Namachamata. An extensive IP geophysical survey, covering all the known deposits and their possible extensions and parallel zones, is also underway. Preliminary results indicate the known deposits respond to the geophysical survey offering the potential for new discoveries.

The Directors believe that the region has great exploration potential, and the Group has applied for a significant regional exploration tenement package of 129km² in readiness for future aggressive exploration campaigns.

With Gold Ridge in operation, total Group gold production is currently projected to run at over 200Koz per annum and group operating cash flow at approximately US$100 million per annum. This will help support further growth initiatives and exploration activity in PNG and the Solomon Islands, where operations have lain dormant for almost a decade.

Tabar and Tatau exploration

Tatau is the closest island to Simberi, some 20km away. Work by Kennecott in the 1970s produced encouraging results. The Group now plans to apply modern exploration methods to the area.

A number of areas have been highlighted for exploration in 2011 including Mount Letam, Mount Tiro, Siro, Pepewo and Talik. At Mount Letam, drilling commenced in Q4 2010.

Big Tabar Island gives its name to the chain of islands which include Tatau, Mapua and Simberi. During its 21 month tenure as JV manager, Barrick drilled ten diamond core holes at the Tupinda and Banesa prospects. Potentially economic grades of alkaline porphyry style copper gold mineralisation were encountered. However, the Banesa prospect remains under-explored and an IP geophysical survey is planned to help determine the next round of targets.

10 Organisational structure of the Group

The Company is the holding company of the Group. The company controls, directly or indirectly, 100 per cent of the shares and the voting capital of all entities presented in the diagram below. The current organisational structure of the Group is as follows:



ALLIED GOLD MINING PLC (United Kingdom)
ALLIED GOLD LIMITED (Australia)
AUSTRALIAN SOLOMONS GOLD LIMITED (Australia)
AGL (ASG) PTY LTD (Australia)
ARETREND PTY. LIMITED (Australia)
ALLIED TABAR EXPLORATION PTY LTD (Australia)
TABAR EXPLORATION COMPANY LTD (PNG)
AGL (ASG) PTY LTD (Australia)
ADVANCE R & D PTY LTD (Australia)
AGL (SGC) PTY LTD (Australia)
ALLIED GOLD SERVICES PTY LTD (Australia)
ALLIED GOLD FINANCE PTY LTD (Australia)
NORD PACIFIC LIMITED (Canada)
JV MINE (AUSTRALIA) PTY LTD (Australia)
SOLOMON ISLANDS INTERNATIONAL PTY LTD (Australia)
ASG SOLOMON ISLANDS LTD (Solomon Islands)
GOLD RIDGE MINING LIMITED (Solomon Islands)
HICOR CORPORATION (Delaware USA)
NORD AUSTRALEX NOMINEES LTD (Australia)
NORD AUSTRALEX NOMINEES (PNG) LTD (TRUSTEE) (PNG)
NORD HIGHLANDS MINERAL JOINT VENTURE - 1 (California Joint Venture)
NORD AUSTRALEX EXPLORATION (AUSTRALIA) TRUST (Australia)
NORD AUSTRALEX EXPLORATION (PNG) TRUST (PNG)
NORD RESOURCES (PACIFIC) PTY LTD (Australia)
SIMBERI GOLD COMPANY LIMITED (PNG)

11 Reserves and resources of the Group

Simberi

The focus for much of the past 12 to 18 months has been drilling associated with defining reserves for the Simberi sulphide PFS. A total of 86 diamond drill holes for 21,100m and 29 reverse circulation holes for 5000m were drilled during 2009 and 2010.

Most of the activity was focused at Pigiput/Pigibo, where 65 holes were drilled predominantly in sets of multiple radiating holes due to topographical constraints.

In September 2010, the Group announced a 155 per cent increase in Proven and Probable Reserves at Simberi to 2.13Moz; of this, the gold contained in oxide/transitional ores and sulphide ore is almost evenly split.

Reserves and Resources at Simberi are as follows:

Simberi Reserves and Resources	Mt	AU g/t	Koz
Proven	11.64	1.06	395
Probable	33.20	1.61	1,716
Total reserves	**44.84**	**1.46**	**2,112**
Measured	11.56	1.13	418
Indicated	70.17	1.28	2,891
Total resources	**169.17**	**1.10**	**6,010**
Inferred	87.44	0.96	2,701

Resources are inclusive of Reserves and are reported at a cut-off grade of 0.5 g/t. Table shows rounded estimates. This rounding may cause some apparent computational discrepancies.

By material types, Reserves at Simberi are as follows:

Simberi mineral reserves	Mt	AU g/t	Koz
Oxides	25.28	1.03	836
Transitional	4.49	1.11	160
Sulphides	15.07	2.30	1,116
Total reserves	**44.84**	**1.46**	**2,112**

Simberi reserves break down by prospect as follows:

	Proven			Probable			Total Ore		
Pit	**Mt**	**Au g/t**	**koz**	**Mt**	**Au g/t**	**koz**	**Mt**	**Au g/t**	**koz**
Sorowar									
Oxide	6.03	1.23	238	5.40	1.18	205	11.43	1.21	443
Transition	0.55	1.08	19	0.52	1.29	22	1.07	1.18	41
Sulphide	0.38	1.10	13	0.74	1.49	35	1.12	1.36	49
Sorowar Total	**6.96**	**1.21**	**271**	**6.66**	**1.22**	**262**	**13.62**	**1.22**	**533**
Pigiput									
Oxide	3.94	0.73	92	5.35	0.82	141	9.29	0.78	233
Transition				1.67	0.86	46	1.67	0.86	46
Sulphide				12.51	2.39	961	12.51	2.39	961
Pigiput Total	**3.94**	**0.73**	**92**	**19.53**	**1.83**	**1148**	**23.47**	**1.64**	**1241**
Pigibo									
Oxide				3.43	1.00	110	3.43	1.00	110
Transition				1.65	1.21	64	1.65	1.21	64
Sulphide				0.43	2.04	28	0.43	2.04	28
Pigibo Total				**5.51**	**1.14**	**203**	**5.51**	**1.14**	**203**
Samat North A									
Oxide				0.70	0.70	2	0.07	0.70	2
Transition									
Sulphide									
Samat North A Total				**0.70**	**0.70**	**2**	**0.07**	**0.70**	**2**
Samat North B									
Oxide				0.12	0.79	3	0.12	0.79	3
Transition				0.05	3.61	6	0.05	3.61	6
Sulphide				0.33	2.28	24	0.33	2.28	24
Samat North B Total				**0.50**	**2.06**	**33**	**0.50**	**2.06**	**33**
Samat South									
Oxide				0.08	2.37	6	0.08	2.37	6
Transition				0.05	2.16	3	0.05	2.16	3
Sulphide				0.68	2.43	53	0.68	2.43	53
Samat South Total				**0.81**	**2.41**	**62**	**0.81**	**2.41**	**62**
Botlu South									
Oxide	0.74	1.35	32	0.12	1.61	6	0.86	1.39	38
Transition									
Sulphide									
Botlu South Total	**0.74**	**1.35**	**32**	**0.12**	**1.61**	**6**	**0.86**	**1.39**	**38**
Total All Pits									
Oxide	10.71	1.05	363	14.57	1.01	473	25.28	1.03	836
Transition	0.55	1.08	19	3.94	1.11	141	4.49	1.11	160
Sulphide	0.38	1.10	13	14.69	2.33	1102	15.07	2.30	1116
Total All Pits	**11.64**	**1.06**	**395**	**33.20**	**1.61**	**1716**	**44.84**	**1.46**	**2112**

The resources are comprised of the following material types:

		Measured			Indicated			Inferred		
Deposit	**Material**	**Mt**	**Au g/t**	**Koz**	**Mt**	**Au g/t**	**Koz**	**Mt**	**Au g/t**	**Koz**
Bekou	Oxide				0.04	1.74	2	0.06	1.14	2
	Transitional				0.01	1.17	0	0.05	1.16	2
	Sulphide				0.02	1.93	2	0.92	1.38	41
Bekou Total					**0.07**	**1.71**	**4**	**1.03**	**1.36**	**45**
Botlu	Oxide	1.22	1.14	44	0.45	1.23	18	0.31	1.16	11
	Transitional							1.45	1.81	84
Botlu Total		**1.22**	**1.14**	**44**	**0.45**	**1.23**	**18**	**1.76**	**1.70**	**95**
Pigibo	Oxide				2.96	1.11	106	0.60	0.89	17
	Transitional				2.19	1.19	84	0.51	0.92	15
	Sulphide				3.86	1.11	137	6.22	0.94	188
Pigibo Total					**9.01**	**1.13**	**327**	**7.33**	**0.93**	**220**
Pigicow	Oxide				0.15	1.65	8	0.29	1.30	12
	Transitional							0.11	1.29	4
	Sulphide							2.00	1.26	81
Pigicow Total					**0.15**	**1.65**	**8**	**2.40**	**1.29**	**97**
Pigiput	Oxide	2.89	0.86	80	4.60	0.92	137	2.01	0.79	51
	Transitional				1.95	0.89	56	0.77	0.83	21
	Sulphide				32.56	1.51	1,583	32.25	1.00	1,042
Pigiput Total		**2.89**	**0.86**	**80**	**39.11**	**1.41**	**1,776**	**35.03**	**0.98**	**1,114**
Samat East	Oxide							0.40	1.13	14
	Transitional							0.08	0.78	2
	Sulphide							3.50	0.78	88
Samat East Total								**3.98**	**0.82**	**104**
Samat North A	Oxide				0.11	0.78	3	0.11	0.84	3
	Transitional				0.04	1.29	2	0.01	1.26	0
	Sulphide				0.36	0.81	9	1.08	0.86	30
Samat North A Total . .					**0.51**	**0.84**	**14**	**1.20**	**0.86**	**33**
Samat North B	Oxide				0.12	0.86	3	0.12	0.75	3
	Transitional				0.05	2.86	5	0.02	0.78	1
	Sulphide				1.90	1.22	74	1.05	0.73	25
Samat North B Total . .					**2.07**	**1.24**	**82**	**1.19**	**0.73**	**29**
Samat South A	Oxide				0.02	1.96	1	0.16	1.28	7
	Transitional				0.01	0.98	0	0.01	0.77	0
	Sulphide				0.02	1.01	1	1.73	0.97	54
Samat South A Total . .					**0.05**	**1.38**	**2**	**1.90**	**1.00**	**61**
Samat South B	Oxide				0.05	2.94	5	0.17	1.51	8
	Transitional				0.05	2.03	3	0.02	0.99	1
	Sulphide				1.70	1.76	96	3.36	1.07	115
Samat South B Total . .					**1.80**	**1.80**	**104**	**3.55**	**1.09**	**124**
Sorowar	Oxide	5.61	1.30	235	8.56	1.08	298	2.40	1.09	84
	Transitional	0.54	1.17	20	1.46	1.14	53	0.29	0.83	8
	Sulphide	1.30	0.93	39	6.93	0.92	205	19.03	0.90	549
Sorowar Total		**7.45**	**1.23**	**294**	**16.95**	**1.02**	**556**	**21.72**	**0.92**	**641**
Sorowar South	Oxide							0.68	0.82	18
	Transitional							0.28	0.68	6
	Sulphide							5.39	0.66	114
Sorowar South Total . .								**6.35**	**0.68**	**138**
Grand Total		**11.56**	**1.13**	**418**	**70.17**	**1.28**	**2,891**	**87.44**	**0.96**	**2,701**

The reserve position underpins the expansion of the oxide plant to 100Koz per annum and the sulphide BFS.

The Measured Indicated and Inferred Resource endowment at Simberi stands at 6.01Moz. The sulphides represent approximately three-quarters of the tonnage and the contained ounces in the Measured Indicated and Inferred category.

Gold Ridge

In July 2010 the Group announced a 135Koz increase in Gold Ridge reserves extending the life of the mine by at least a year, to a minimum of nine years. These additional reserves resulted from the application of a higher gold price and refinement of the resource model. Accordingly, the new ore reserves stand at 1.28Moz (23.2Mt at 1.71g/t).

The Gold Ridge deposits are typical low sulphidation epithermal gold in style. The four currently defined deposits from south to north (Dawsons, Kupers, Namachamata and Valehaichichi)—stretch over approximately 5km² astride the north-northeast to northeast trending Melango Fault.

A substantial part of the resource at Gold Ridge occurs within the supergene zone of the deposit. Higher grade gold mineralisation is directly related to quartz-carbonate vein in-fill and associated clay-pyrite-silica alteration.

Silicification intensity at Gold Ridge is weak and is associated with only minor quartz veining. The deposits are open at depth and potential exists for copper-gold porphyry style mineralisation below epithermal deposits.

Gold Ridge Reserves and Resources	Mt	AU g/t	Koz
Proven	—	—	—
Probable	23.2	1.71	1,275
Total reserves	**23.2**	**1.71**	**1,275**
Measured	8.24	1.53	405
Indicated	40.89	1.23	1,617
Total resources	**49.13**	**1.28**	**2,022**

Resources are reported at a cut-off grade of 0.5 g/t. Table shows rounded estimates. This rounding may cause some apparent computational discrepancies.

Gold Ridge resource estimates break down by prospect as follows:

	Measured		Indicated		Inferred		Meas & Ind		Total	
Deposit	Mt	grade	Mt	grade	Mt	grade	Mt	grade	Mt	grade
Valehaichichi	2.04	1.38	10.56	1.14	4.83	1.21	12.60	1.18	17.43	1.19
Namachamata	1.15	1.92	1.46	1.43	0.43	1.28	2.61	1.64	3.04	1.59
Kupers	3.95	1.54	10.97	1.23	4.30	1.26	14.92	1.31	19.22	1.30
Dawsons	1.09	1.40	17.91	1.27	5.47	1.34	19.00	1.28	24.48	1.29
Total Resources	**8.24**	**1.53**	**40.89**	**1.23**	**15.03**	**1.27**	**49.13**	**1.28**	**64.17**	**1.28**

Resources are reported at a cut-off grade of 0.5 g/t. Table shows rounded estimates. This rounding may cause some apparent computational discrepancies.

12 Dividend policy

Neither Allied Gold nor the Company have historically paid any dividends. The Directors do not intend to declare or pay a dividend in relation to the Company in the foreseeable future but, subject to the availability of sufficient distributable profits, the Directors do intend to commence the payment of dividends when it becomes commercially prudent to do so and to adopt a progressive dividend policy thereafter.

PART II—MANAGEMENT, CORPORATE GOVERNANCE AND EMPLOYEES

1 Directors

The Directors are as follows:

Name	Position
Mark Caruso	Executive Chairman
Frank Terranova	Executive Director and Chief Financial Officer
Sean Harvey	Non Executive Director
Monty House	Non Executive Director
Anthony Lowrie	Non Executive Director
Gregory H Steemson	Non Executive Director

Mark V. Caruso, Executive Chairman

Mr Caruso is a director of Simto Pty Ltd which is involved in mining, earthmoving and civil engineering construction earthworks. He has also been a director of Mineral Commodities Limited since September 2000. Mr. Caruso has also served as Managing Director of the Mine Site Construction Services business since February 1991 and served as Chief Executive Officer of the ASX-listed Mineral Commodities Limited between September 2000 and May 2009.

Frank Terranova, Executive Director and Chief Financial Officer

Mr. Terranova was appointed Chief Financial Officer of Allied Gold in May 2008. He is a chartered accountant and member of the Finance and Treasury Association of Australia with extensive experience in corporate finance and financial risk management predominantly within the mining and manufacturing industries. He has held many positions with various ASX-listed corporations. From November 2007 until April 2008, Mr. Terranova was a self-employed finance consultant. He served as Chief Financial Officer of Queensland Cotton Limited from December 2004 until October 2007. From October 2002 until December 2004, Mr. Terranova served as a consultant to Novabank Pty Ltd., and prior thereto he was treasurer of Normandy Mining/Newmont (Australia) from April 2000 until October 2002.

Sean Harvey, Non Executive Director

Mr. Harvey has more than ten years' investment banking and merchant banking experience. He is currently Non-Executive Chairman of Andina Minerals Inc and Victoria Gold Corporation and Non-Executive Director of Perseus Mining Limited and Polaris Geothermal Inc. Mr. Harvey has consecutively held positions as President and CEO of Atlantico Gold, TVX Gold and Orvana Minerals Corp, and he also currently sits on several other mining company boards. Mr. Harvey is chairman of the Audit, Risk and Compliance Committee. Following the expiry of his options on 31 December 2011, Mr. Harvey will become the senior independent director.

Montague House, Non Executive Director

Mr. House is a member of the Australian Institute of Company Directors and was previously a Member of Parliament in Western Australia from February 1986 until February 2005. Mr. House served as Minister for Primary Industry and Fisheries as well as Deputy Leader of the National Party (elected in 1988). He is also chairman of Landcorp Western Australia and external affairs director of Latent Petroleum. Mr. House was the immediate past Chair of Landgate Western Australia. Mr. House is a member of the Audit, Risk and Compliance Committee and a member of the Remuneration and Nomination Committee.

Anthony Lowrie, Non Executive Director

Mr. Lowrie has considerable corporate and finance experience, encompassing over 35 year's association with the equities business. He was a partner with Hoare Govett London from 1976 until 1986 when it was sold to Security Pacific. He then became a member of the main board of Security Pacific Hoare Govett for a period from 1986 to 1991. He led a management buyout of Asian Equities in 1991 and became chairman of HG Asia Securities in 1991. He held this position until HG Asia Securities was sold to ABN AMRO Bank in 1996 at which point he assumed the role of chairman for ABN AMRO Asia Securities until 2004. He was formerly also a managing director of ABN AMRO Bank. He has served as a non-executive director in several quoted Asian closed end funds. He is a director of the Edinburgh Dragon Fund and Allied Gold Limited. He has been a non-executive director of Dragon Oil plc, and had,

for 18 years, been a non-executive director of J. D. Wetherspoon plc. Mr. Lowrie is a member of the Remuneration and Nomination Committee.

Gregory H. Steemson, Non Executive Director

Mr. Steemson, FAusImm, is a qualified geologist and geophysicist with an extensive background in exploration and the development and management of mining projects. Mr. Steemson is currently a director of Court Resources Pty Ltd, and has previously served as chief executive officer of Mineral Commodities Limited, director of Carbine Resources Limited and managing director of Sandfire Resources NL (a public listed company). Mr. Steemson is a member of the Audit, Risk and Compliance Committee and the Remuneration and Nomination Committee.

2 Senior Management

Peter Torre (Company Secretary)

Mr. Torre is the principal of the corporate advisory firm Torre Corporate which provides corporate secretarial services to a range of listed companies. Prior to establishing Torre Corporate, Mr Torre was a partner and Chairman of the National Corporate Services Committee of an internationally affiliated firm of Chartered Accountants working within its corporate services division for over nine years. Mr. Torre is the company secretary of several ASX-listed companies, a director of Neo Resources Limited, Mission New Energy Limited and Mineral Commodities Limited and is one of the founding Directors of the charity organisation, ''A Better Life Foundation WA''. Mr Torre was also formerly a Director of Carbine Resources Limited and CI Resources Limited. Mr Torre holds a Bachelor of Business, is a Chartered Accountant, a Chartered Secretary and is a member of the Institute of Company Directors.

Peter Williams, Chief Operations Officer

Peter started his mining career with Bougainville Copper in 1971. He has experience mining a variety of minerals including copper, iron ore, salt, mineral sands and gold. He has established and managed a number of projects including Peak Hill for North, the Jubilee mine for New Hampton, Bullabulling for Resolute, Hawks Nest for Mineral Deposits and most recently, as Managing Director and Chief Operating Officer, has overseen the growth of Focus Minerals from a junior explorer to a mid tier miner with its own processing plant and two operating underground mines.

Ross Hastings, Manager Resource and Development

Mr. Hastings is a geologist with over 20 years international experience working in the minerals industry with a majority of that time working in PNG at Ok Tedi copper mine in the roles of Geotechnical Superintendent and Manager of Mining, and at the Misima gold mine as Chief Geologist. Since 1996, Mr. Hastings has been involved with Simberi where his roles have included management of exploration and the feasibility and pre-development studies for mine construction.

Peter DuPlessis, Manager Simberi Operations

Mr. DuPlessis is a qualified Mine Surveyor and Mine Manager with over 35 years experience in deep and shallow mining. Mr. DuPlessis has held senior management positions at a number of mining companies.

Drew Anwyll, General Manager—Operations, Gold Ridge Mine

Mr. Anwyll is a Canadian Mining Engineer with more than 18 years of experience in gold mining. He holds a Masters in Engineering from McGill University in Canada and has worked around the world including in locations across Canada, South Africa, PNG and the Solomon Islands. He has worked for Placer Dome Inc. and Barrick and has experience in construction and project management, and both open pit and underground production. Prior to joining Allied Gold as General Manager—Operations at Gold Ridge, he was based at the Porgera Mine in the highlands of PNG.

Phil Davies, Group Exploration Manager

After graduating from the University of New South Wales, Phil Davies explored for diamonds in western and central southern Australia. He furthered his academic education at RSM, Imperial College London, before returning to Australia to explore for orogenic gold. Over a ten year period his work was concentrated in the Eastern Goldfields of Western Australia. Phil then departed for West Africa where he

discovered and defined the multi-Moz laterite hosted gold deposits at Siguiri, Guinee, leading to its acquisition and successful development by Ashanti Goldfields. Phil led Ashanti Goldfield's West Africa Exploration group for ten years prior to its acquisition by AngloGold. After a further two years with Anglogold Ashanti he returned to the field with Gold Fields to successfully complete a BFS at its joint ventured Essakane deposit in Burkina Faso. Following the deposit's sale, Phil returned to Australia to join Allied Gold and lead its geological team first at Simberi then at Group level.

3 Corporate governance

Historically, before Pre-IPO Reorganisation, the Group adhered to the best practice recommendations of the ASX Corporate Governance Council, and the best practice recommendations of the TSX and those prescribed under National Policy 58-201—Corporate Governance Guidelines. Where there was any variation from those recommendations, those practices were the subject of the scrutiny of the full Board of the Group's then holding company, Allied Gold, having regard to the nature and size of Allied Gold's business. There have been two such instances of non-compliance by Allied Gold, as follows:

- the roles of chairman and chief executive officer were not separated; and
- the board of Allied Gold has not appointed a senior independent director.

Following Admission, the Company will be required to comply with corporate governance policies and practices consistent with the Financial Reporting Council's Corporate Governance Code (**Corporate Governance Code**) or otherwise explain why it has not complied in its annual report and accounts. The Company is in compliance with the Corporate Governance Code as at the date of Admission, except as set out below:

- Mr. Mark Caruso acts as both the Chairman and Chief Executive and is not independent within the meaning of the Corporate Governance Code. The Board considers that Mr. Mark Caruso's relationship with the Group and his importance to it mean that his presence as Executive Chairman is in the best interests of Shareholders, notwithstanding that he is not independent within the meaning of the Corporate Governance Code.
- Under the independence criteria set out in the Corporate Governance Code, as at Admission none of the Non-Executive Directors will be considered to be independent as a result of the Allied Gold Mining Options held by them—however, these interests will expire on or before 31 December 2011, at which point it is expected that each of the Non-Executive Directors will meet the independence criteria as set out in the Corporate Governance Code.
- The Board does not have a senior independent director because, as explained above, none of the Directors will be considered independent on Admission.
- The Company has two committees, the Audit, Risk and Compliance Committee and the Remuneration and Nomination Committee. The Company does not have a separate audit committee, remuneration committee and nomination committee. Given the size of the Company, the Board feels that it is appropriate for the remuneration and nomination committees to be combined.
- At each annual general meeting of the Company, only one third of the Directors or, if their number is not three or a multiple of three, the number nearest to but not exceeding one-third shall retire from office by rotation.

Over time, the Company intends to comply fully with the Corporate Governance Code.

Transition of Executive Chairman to Non Executive Chairman

To ensure the positive attributes of continuity of expertise within the Group the Board of Allied Gold has resolved to undertake a restructure of its executive management. In this regard, the Board has resolved to appoint Mr. Frank Terranova as Chief Executive Officer and Managing Director. Mr Terranova is the existing Chief Financial Officer and is an Executive Director of the Group. The appointment is taking place pursuant to a transition process currently underway which will result in the current Executive Chairman, Mr. Mark Caruso, moving into the role of Non-Executive Chairman.

The transition process is being implemented to ensure that the Company's operations, in particular the recently commissioned Gold Ridge project, reach steady state production under the guidance of the existing Executive Chairman. On 1 July 2011, Mr Caruso will assume the role of Non-Executive Chairman

and Mr Terranova will assume the role of Chief Executive Officer and Managing Director There will be a transition period of approximately 6 months to 31 December 2011. The Board believes there are significant merits in retaining the key executives within the Group and the involvement of Mr Caruso in the transition process will ensure a seamless hand over of the Chief Executive Officer role to Mr. Terranova. In addition, Mr Terranova, as the newly appointed Chief Executive Officer, will be able to continually draw upon the knowledge of the Non-Executive Chairman given the instrumental role Mr. Caruso played in the development of the Group's operations.

A formal Transition Committee which includes the Chairman of the Audit, Risk and Compliance Committee, the Chairman, the Chief Executive Officer and the Company Secretary has been created by the Board to oversee the transition process on behalf of the Board.

As part of the transition process, Stephen Kelly will be appointed to the role of Chief Financial Officer, further strengthening the broader transition philosophy of ensuring continuity of expertise within the group. Mr Kelly commenced employment with Allied Gold Limited in July 2008 and since that time has served as the Group Financial Controller and Group Finance Manager before recently taking on responsibility for the management of a number of significant corporate projects. Mr Kelly is a Chartered Accountant with over 25 years of international experience in the areas of external and internal audit, risk management and compliance, treasury and corporate finance. This experience has been gained across a range of industry sectors including mining, infrastructure, property development and banking and finance.

Board structure and composition

The Board currently comprises six Directors. According to ASX requirements, all Directors except the Executive Directors are deemed to be independent. Independence, in this context, is defined to mean a Non Executive Director who is not a member of management and who is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the independent exercise of their judgment. Under the independence criteria set out in the Corporate Governance Code, as at Admission none of the Non-Executive Directors will be considered to be independent as a result of the Allied Gold Mining Options held by them—however, these interests will expire on or before 31 December 2011, at which point it is expected that each of the Non-Executive Directors will meet the independence criteria as set out in the Corporate Governance Code. The Board is fully committed to adhering to the good principles of corporate governance enshrined in the Corporate Governance Code, and as such is currently assessing its composition with respect to the provisions of the Corporate Governance Code.

Details of each Director's skill, expertise and background, external directorships and shareholding will be contained within the Directors' report included with the Company's annual financial statements going forward.

Each Director's term of office expires at the later of the third annual general meeting of Shareholders of the Company or three years following that Director's last election or appointment. One third of the Directors must retire at each annual general meeting. Retiring Directors are eligible for re-election.

The Company intends to implement, on or prior to Admission, formal written position descriptions for the Chairman, the chairman of each Board committee and the Chief Executive Officer. Currently the role of Chief Executive Officer is set out in the executive service agreement entered into by the executive Chairman.

The Directors have established an Audit, Risk and Compliance Committee and a Remuneration and Nomination Committee.

Matters reserved to the Board

The role of the Board is to provide leadership of the Group within a framework of prudent and effective controls which enables risk to be assessed and managed, to set the strategic aims and direction of the Group, to secure the effective management of relationships with the Group's stakeholders and to ensure that an effective system of internal control is established and maintained for the Group.

The Board has adopted a formal schedule of matters reserved for its collective decision. The Board is responsible, among other things, for the determination and monitoring of the Group's strategic aims and long term objectives, operating and capital expenditure budgets and senior appointments, oversight of the Group's operations and the management of the corporate structure of the Group.

Audit, Risk and Compliance Committee

The Audit, Risk and Compliance Committee is chaired by Sean Harvey and its other members are Montague House and Gregory H Steemson. Members of the Audit, Risk and Compliance Committee are appointed by the Board from amongst the Non-Executive Directors on the recommendation of the Remuneration and Nomination Committee and in consultation with the chairman of the Audit, Risk and Compliance Committee. The members of the Audit, Risk and Compliance Committee will comprise at least three Non-Executive Directors with, where possible, two Directors who are assessed to be independent.

The Audit, Risk and Compliance Committee has defined terms of reference. The terms of reference provide that at least one member of the Audit, Risk and Compliance Committee will have accounting and/or related financial management expertise as determined by the Board. The Board considers that Sean Harvey has the requisite recent and relevant financial experience for these purposes. The Audit Committee meets at least four times per year.

The Audit, Risk and Compliance Committee's terms of reference include certain of the matters indicated by the Corporate Governance Code. The Audit, Risk and Compliance Committee has responsibility for, among other things, monitoring the integrity of the Group's financial statements and reviewing its summary financial statements, overseeing the Group's relationship with its external auditors and reviewing the effectiveness of the external audit process and reviewing the effectiveness of the Group's system of internal controls and risk management systems.

The Audit, Risk and Compliance Committee is required by its terms of reference to give due consideration to relevant laws and regulations, the provisions of the Corporate Governance Code and the requirements of the Listing Rules as provided in its terms of reference. The Audit, Risk and Compliance Committee is required to report its findings to the Board, and make recommendations in respect of any area within its remit where action or improvement is needed.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee is chaired by Montague House and its other members are Anthony Lowrie and Gregory H Steemson. Members of the Remuneration and Nomination Committee are appointed by the Board from amongst the Non-Executive Directors. The Remuneration and Nomination Committee has defined terms of reference. The Remuneration and Nomination Committee meets at least twice per year.

The Remuneration and Nomination Committee is responsible for determining and agreeing with the Board the framework for the remuneration of the Chief Executive, the chairman of the Board (if the chairman is an executive director), the executive directors, the company secretary, and such other members of the executive management within the remit of the Remuneration and Nomination Committee, with the objective of ensuring that members of the executive management of the Group are provided with appropriate incentives to encourage enhanced performance and are, in a fair and responsible manner, rewarded for their individual contributions to the success of the Group. The Remuneration and Nomination Committee is also responsible for determining, within the terms of the agreed policy and in consultation with the chairman of the Board and/or the Chief Executive as appropriate, the total individual remuneration package of the Chairman, each executive Director, the company secretary and other designated senior executives including bonuses, incentive payments and share options or other share awards. The Remuneration and Nomination Committee is also responsible for approving the design of, and determining targets for, any performance related pay schemes operated by the Group and approving the total annual payments made under such schemes, reviewing the design of all share incentive plans for approval by the Board and shareholders, and determining the policy for, and scope of, pension arrangements for each executive Director and other designated senior executives. The Remuneration and Nomination Committee does not decide upon the remuneration of the Non Executive Directors, which is decided by the Board in accordance with the limits set out in the Company's constitutional documents.

The Remuneration and Nomination Committee reviews the procedure for the appointment of new directors and evaluates structure, size and composition as well as the balance of skills, knowledge and experience of the Board and makes any recommendations to the Board where necessary. The Remuneration and Nomination Committee is responsible for the succession planning of directors and for the identification and nomination of candidates to fill vacancies where necessary.

Given the size of the Company, the Board feels that it is appropriate for the remuneration and nomination sub-committees of the Board to be combined.

The Remuneration and Nomination Committee is required to report its findings to the Board, and make recommendations in respect of any area within its remit where action or improvement is needed.

4 Corporate social responsibility

The environment, health and safety management system (EHSMS)

The Directors recognise the importance of environmental and occupational health and safety (**OH&S**) issues and is committed to the highest levels of performance. To help meet this objective the EHSMS was established to facilitate the systematic identification of environmental and OH&S issues and to ensure they are managed in a structured manner. This system allows the company to:

- monitor its compliance with all relevant legislation;
- continually assess and improve the impact of its operations on the environment and encourage employees to actively participate in the management of environmental and OH&S issues; and
- work with trade associations representing the Group's businesses to raise standards, use energy and other resources efficiently, and encourage the adoption of similar standards by the Group's principal suppliers, contractors and distributors.

Environmental matters

The Group's environment team actively monitors and manages the Group's environmental practices, hazards and risks. The environment team works in partnership with Community Relations to actively engage the wider community. Quality assurance is maintained by regular auditing.

At Simberi the environment monitoring program encompasses activities such as meteorology, hydrology, terrestrial water and sediment chemistry, tailing stream chemistry, near shore sedimentation rates, rehabilitation, coral transects, deep ocean sedimentation, up-welling, marine fisheries, waste (mine and domestic) management and compliance monitoring.

At Gold Ridge, GRML has committed to external/independent environmental, and health and safety compliance monitoring and reporting, including to IFC Performance Standards, in order to provide an additional level of transparency to the implementation of environmental and health and safety management programs at Gold Ridge. Further details can be found at section 19.2 of the Gold Ridge Gold Project Competent Person's Report in "Part XIV—Competent Person's Reports" of this Prospectus.

Social responsibility

At Gold Ridge, the Group is diligent in maintaining its social licence to operate through social inclusion to build skills and opportunities in the local economy. The GRCLC is a key stakeholder in the redevelopment of the mine and has been the driving force behind community consultation forums and negotiations. The Company has inherited a well established indigenous community relations team (**CR team**) that works with the local villages and organizations.

The community relations team monitors social outcomes against IFC standards, as well as standing agreements between the Group and local landowners. The Group recognises that priority areas for making the community stronger encompass education & training, culture, health and sports, food security and self sufficiency, income security and business development.

In addition to providing training and employment opportunities supporting the community in developing food and income security and business plans is a priority. Current projects underway and in development include vegetable gardens and food growing, a women's market (food and craft), local shop and food distribution and transport services.

At Simberi, the Group and the landowner representative body (the **SMAA**) representing seven village planning committees and provincial stakeholders are implementing a community development plan with education, health, community infrastructure and business development as its priorities. Management of community relations and compliance department has been localised and restructured.

A formalised business development plan is being developed and local contracts have been issued for road maintenance, bridge refurbishment, airport grounds maintenance, camp grass cutting and timber milling. Plans are also under way for the establishment of small scale commercial fishing.

Community development projects at Simberi include:

- upgraded village water storage and reticulation to additional villages;
- refurbishment of the Simberi Community School buildings and an additional two storey classroom; and
- additional staffing and improved community access to the Maragon Clinic.

Plans are already in progress for the establishment of an incorporated association under which a Flexible, Open and Distance Education (**FODE**) Registered Study Centre will be established. A building has been allocated to act as a study centre and funding is being sourced for computers, teaching and administration staff. This will provide opportunities for nearby students to complete their grade 10 education. Thirty local students are listed for enrolment in 2011. FODE graduates will be encouraged to apply for work with the mine as well as seek opportunities further afield, including higher education.

The Group also plans to facilitate greater levels of trading in fish, meat, fruits and vegetables to improve local diet and make better use of the cash income that mine employment offers the local workforce. This will be facilitated by a market place and better transportation around the island. As educational levels on the island improve, it is expected that participation in local business will increase.

5 Employees

The following table includes details of the Group's employees as at the end of the period or the average for each financial year for the period covered by the historical financial information up to the date of this Prospectus, and a breakdown of the Group's employees by main category of activity and geographic location:

	Number of employees as at			
	30 June 2008	30 June 2009	30 June 2010	31 December 2010
Australia				
Corporate office	16	16	28	40
PNG				
Mining	91	121	145	108
Processing	83	110	110	168
Administration	93	156	361	306
Exploration	70	83	85	115
Solomon Islands				
Mining	—	—	21	103
Processing	—	—	17	9
Administration	—	—	210	465
Exploration	—	—	5	28
Total	**353**	**486**	**982**	**1,339**

The Company has no temporary or permanent employees.

To assist with labour relations in the Solomon Islands, the Group has in place a collective labour agreement covering approximately 35 per cent of its workforce in that jurisdiction.

PART III—PAPUA NEW GUINEA

SECTION A—GENERAL INFORMATION

1 Introduction

The Independent State of Papua New Guinea is located in Oceania, occupying the eastern half of the island of New Guinea between the Coral Sea and the South Pacific Ocean, east of Indonesia.

2 Geography and demography

PNG has a surface area of some 462,840km² (making it slightly larger than the state of California). The country's capital is Port Moresby (population 254,158). Other major population centres are Lae (78,038) and Mt. Hagen (27,789). The terrain is mostly mountainous with coastal lowlands and rolling foothills. PNG has a tropical climate, experiencing monsoons in December to March (northwest) and May to October (southeast).

The population of PNG stands at just over 6 million, with an annual population growth rate of 2 per cent and an annual rate of urbanisation of 1.9 per cent PNG's. The overall population density is low, although pockets of overpopulation exist. Some 80 per cent of PNG's people live in rural areas with few or no facilities of modern life. Many tribal communities in the isolated mountainous interior have little contact with one another, let alone with the outside world, and live within a non-monetarised economy dependent on subsistence agriculture. A considerable urban drift toward Port Moresby and other major centres has occurred in recent years. The trend toward urbanization accelerated in the 1990s, bringing in its wake squatter settlements, ethnic disputes, unemployment, public utilities pressure, and attendant social problems, especially violent crime.

PNG has three official languages (English, Tok Pisin and Motu). Linguistically, however, PNG is the world's most diverse country with approximately 860 native tongues, many of which are extremely grammatically complex. Melanesian Pidgin serves as the lingua franca. English is spoken by educated people and in Milne Bay Province. The indigenous population of PNG is one of the most heterogeneous in the world. PNG has several thousand separate communities, most with only a few hundred people. Divided by language, customs, and tradition, some of these communities have engaged in low-scale tribal conflict with their neighbours for millennia. The advent of modern weapons and modern migration into urban areas has greatly magnified the impact of this lawlessness.

The isolation created by the mountainous terrain is so great that some groups, until recently, were unaware of the existence of neighbouring groups only a few km away. This diversity, reflected in a folk saying, "For each village, a different culture," is perhaps best demonstrated by the considerable linguistic diversity.

Approximately 96 per cent of the population is Christian. The churches with the largest number of members are the Roman Catholic Church, the Evangelical Lutheran Church, the United Church, and the Seventh Day Adventist church. Although the major churches are under indigenous leadership, a large number of missionaries remain in the country. The non-Christian portion of the indigenous population, as well as a portion of the nominal Christians, practices a wide variety of religions that are an integral part of traditional culture, mainly animism (spirit worship) and ancestor cults.

Foreign residents comprise about 1 per cent of the population. More than half are Australian; others are from China, the United Kingdom, New Zealand, the Philippines, India, and the United States. Most foreign residents are missionaries. Since independence, about 900 foreigners have become naturalized citizens.

3 Civil unrest

PNG had to deal with separatist forces of its own on the island of Bougainville in the 1990s. Up to 20,000 people were killed in the nine-year conflict which ended in 1997. A peace agreement between the Government and the separatists signed in August 2001 provided the framework for the election in 2005 of an autonomous Bougainville Government. A referendum was tentatively agreed to be held between 2015 and 2020, ten to 15 years following formation of the ABG. Progress has been slow, with the ABG initially focusing on disarmament, peace, and reconciliation. A small percentage of former separatist combatants have created illegal "no go zones," particularly in the Central and South Bougainville.

Most recently, in January 2011, there were outbreaks of tribal fighting in and around the settlements of Port Moresby. There have also been recent outbreaks of violence and looting directed against local Asian-owned businesses in Port Moresby, Mount Hagen and several other centres across PNG.

4 Natural hazards

PNG experiences severe volcanic activity; Ulawun (elev. 7657 ft), one of PNG's most dangerous volcanoes, has been deemed a ''Decade Volcano'' by the International Association of Volcanology and Chemistry of the Earth's Interior, and worthy of study due to its explosive history and close proximity to human populations; Rabaul (elev. 2257 ft) destroyed the city of Rabaul in 1937 and 1994; Lamington erupted in 1951, taking 3000 lives; Manam's 2004 eruption forced the island's abandonment; other historically active volcanoes include Bam, Bagana, Garbuna, Karkar, Langila, Lolobau, Long Island, Pago, St. Andrew Strait, Victory, and Waiowa.

5 System of Government

PNG is a Commonwealth country which gained independence from Australia in 1975 and maintained the head of state as Queen Elizabeth II. PNG has been a democratic country since independence and has followed Westminster doctrines providing for the separation of powers between the legislature, the bureaucracy and the judiciary. It has a system of National and Provincial Government with constitutional provisions for the division of legislative powers between both. The National Parliament is unicameral and elections conducted on the basis of limited preferential voting occur every five years. Unless called early, the next general elections will occur during the third quarter of 2012. The Constitution guarantees to all persons basic freedoms in terms similar to the United Nations Convention on human rights and further confers to citizens additional legal protections including protections against expropriation of property without compensation.

6 International Engagement

PNG has made itself subject to a number of international treaties and engages with the International Community at a number of official and unofficial levels. It is a member of the International Monetary Fund, and both the World Bank, the International Finance Corporation. PNG has provided by legislation universal state consent for the purposes of MIGA to all foreign investments approved under the Investment Promotion Act. PNG is a signatory to the Convention on the Settlement of Investment Disputes between States and Nationals of Other States.

As a member of the Commonwealth, the country is active and engaged in Commonwealth activities. Australia and PNG have a number of bi-lateral treaties and co-operation agreements including for foreign aid, investment protection and defence co-operation.

Whilst having developed its own awards system, the country still participates in the British awards system.

7 Legal System

PNG has adopted the common law and rules of equity in force in England as at 1975 in addition to the statute laws passed by the Parliament.

The judiciary have demonstrated independence from government and has entertained and decided cases dealing with difficult topics such as, for example, the election of a Prime Minister, the appointment of a Governor General, police powers, the validity of major taxation legislation and the validity of certain treaties and international agreements.

The executive arm of government has demonstrated that it is capable of substantial legislative reform and has in the past conducted major overhauls of corporate and securities law, oil and gas laws, mining laws, domestic fiscal laws, consumption taxes, banking and superannuation supervision laws, environmental laws and competition laws.

In PNG, company and securities laws are reasonably well-developed. The PNG Companies Act 1997 was based closely on the New Zealand Companies Act and the PNG Securities Act 1997 has drawn heavily on securities legislation in Australia and New Zealand. Many of the underlying principles and rights are derived from English and Australian company law. The Port Moresby Stock Exchange has adopted listing and business rules similar to the Australian Stock Exchange which facilitates easy dual listing compliance for Australian and PNG corporations.

8 Economic overview

PNG is rich in natural resources, including minerals, oil, gas, timber and fish, and produces a variety of commercial agricultural products. The economy can generally be separated into subsistence and market sectors, although the distinction is blurred by smallholder cash cropping of coffee, cocoa, and copra. Approximately 75 per cent of the country's population relies primarily on the subsistence economy. The minerals, timber, and fish sectors are dominated by foreign investors.

Mineral and oil resources

PNG is richly endowed with gold, copper, oil, natural gas and other minerals. However, the difficult terrain and poor infrastructure make exploitation slow. In 2006 minerals and oil export receipts accounted for 82 per cent of GDP. Government revenues and foreign exchange earnings depend heavily on mineral and oil exports. Indigenous landowners in areas affected by minerals projects also receive royalties from those operations. Copper and gold mines are currently in production at Porgera, Ok Tedi, Misima, and Lihir. A consortium led by Exxon/Mobil signed a final investment decision in December 2009 to begin the commercialization of the country's estimated 22.5 trillion cubic feet of natural gas reserves through the construction of a liquefied natural gas (LNG) production facility. Interoil, an American-owned firm, opened PNG first oil refinery in 2004 and is also building a second LNG production facility with production capacity of 32,500 barrels of product per day which it aims to complete by 2012.

Agriculture, timber and fish

PNG also produces and exports valuable agricultural, timber, and marine products. Agriculture currently accounts for 13 per cent of GDP and supports more than 75 per cent of the population. Cash crops ranked by value are coffee, oil, cocoa, copra, tea, rubber, and sugar. About 40 per cent of the country is covered with exploitable trees, but a domestic woodworking industry has been slow to develop. A number of Southeast Asian companies are active in the timber industry, but World Bank and other donors have withdrawn support from the sector over concern for unregulated deforestation and environmental damage. PNG has an active tuna industry, but much of the catch is made by other nations fishing in PNG waters under license. Locally produced fish exports are confined primarily to shrimp.

Industry

In general, the PNG economy is highly dependent on imports for manufactured goods. Its industrial sector—(exclusive of mining)—accounts for only 9 per cent of GDP and contributes little to exports. Small-scale industries produce beer, soap, concrete products, clothing, paper products, matches, ice cream, canned meat, fruit juices, furniture, plywood, and paint. The small domestic market, relatively high wages, and high transport costs are constraints to industrial development.

Trade and investment

Australia, Singapore, and Japan are the principal exporters to PNG. Petroleum and mining machinery and aircraft have been the strongest U.S. exports to PNG.

Australia is PNG's most important export market, followed by Japan and the European Union. The U.S. imports modest amounts of gold, copper ore, cocoa, coffee, and other agricultural products from PNG. Most of those exports take place through third countries.

With the 2003 withdrawal of Chevron/Texaco, Australian companies are the most active in developing PNG's mining and petroleum sectors. Exxon/Mobil retains a major share of natural gas reserves and is constructing a liquefied natural gas processing facility. Interoil, backed by an Overseas Private Investment Corporation loan, operates an oil refinery in Port Moresby and in September 2010 signed an agreement with Energy World Corporation to complete front-end engineering and design and a final investment decision to establish the second LNG project in the country. China is increasing its investment in PNG, including development of the $1 billion Ramu nickel mine.

PNG became a participating economy in the Asia-Pacific Economic Cooperation Forum in 1993. It joined the World Trade Organization in 1996. It is an observer at ASEAN and a member of the ASEAN Regional Forum. It has preferential tariff agreements with the markets of Melanesian and Pacific Island neighbors through the Melanesian Spearhead Group Trade Agreement and the Pacific Islands Countries Trade Agreement.

Development programs and aid

Australia is by far the largest bilateral aid donor to PNG, offering about $355 million in assistance annually. Budgetary support, which has been provided in decreasing amounts since independence, was phased out in 2000 with aid concentrated instead on project development. In 2004, Australia and PNG embarked on the Enhanced Cooperation Program, under which Australia agreed to provide direct assistance, including 210 line police officers, to the PNG constabulary. The ECP met with initial success, but was abruptly ended when PNG's Supreme Court stripped Australian police officers of immunity in May 2005. Virtually all ECP personnel left PNG following the court's decision. The governments of PNG and Australia are now involved in protracted negotiations on a scaled-down version of the ECP.

Other major sources of aid to PNG are Japan, the European Union, the People's Republic of China, Taiwan, the United Nations, the Asian Development Bank, the International Monetary Fund, and the World Bank. Volunteers from a number of countries and mission church workers also provide education, health, and development assistance throughout the country. Foreign assistance to PNG is approximately US$46 per capita. The US funds a US$1.5 million-per-year HIV/AIDS project in PNG.

Current economic conditions

After years of decline and government deficit, PNG was bolstered in recent years by a general rise in commodity prices and by government steps toward spending control. The economy continues to grow modestly and the government recorded a modest surplus in 2007. However, the economic improvements are based almost entirely on high commodity prices and the nation continues to have serious problems of corruption, a lack of law and order, land tenure concerns stifling investment, political interference in business, and a lack of political will to adopt much-needed reform.

9 Fiscal Arrangements

The country issues its own currency, the Kina, and the Treasury maintains a limited domestic debt program. The currency has been stable and trading in substantially in the PGK1.00:USD0.30-0.35 range over the last six years. The Treasury has not undertaken any external international borrowings for a considerable number of years and international debt has reduced significantly.

The Bank of PNG is a modern style of regulator setting monetary policy independently of the treasury and also conducting financial supervision. Both the banking and insurance sectors use risk based capital methods to determine capital adequacy. A confluence of factors limited PNG's banks from participating in the US sub-prime market and the PNG banking system has been unaffected by the toxic debt problems elsewhere which contributed to the Global Financial Crisis.

By legislation the Bank of PNG is required to publish its monetary policy determinations which it does each six months.

In September 2007, Standard & Poor's Ratings Services upgraded PNG's long term foreign currency rating to 'B+' with a stable outlook, citing the improvement in the country's fiscal and external balance sheets and in its political environment. The rating agency also raised PNG's long term local currency rating to 'BB-', citing high commodity prices which have boosted investment and economic growth in the country.

In 2011 Standard & Poor's Transfer and Convertibility Rating for PNG was BB and its long term foreign currency rating remained B+ with stable outlook.

Each year the Parliament is called by the Government to pass a budget and appropriation bill for the following fiscal year. The PNG treasury and the Bank of PNG have predicted in the period immediately following 2014 that the State will have large surpluses from taxation on petroleum and mineral exports and to mitigate against adverse effects on other sectors of the economy and better manage government revenue that an internationally domiciled Sovereign Wealth Fund is to be established.

10 Developing Country

PNG remains however a developing country with its challenges. Significant portions of the population remain subsistence farmers in the informal sector with limited ability to participate in the growing formal sector. Health and education remain areas requiring development and for which PNG remains a significant recipient of aid donor money.

SECTION B—THE GROUP'S LICENCES

1 PNG licensing regime and the Group's licences

1.1 Papua New Guinea has a number of land tenure and mining laws.

1.2 The Simberi Operations on the Tabar Islands are conducted on several land use entitlements which comprise:

(a) an Agricultural Plantation Lease over 346 acres 1 rood 20 perchs known as Pikung granted under the Land Act 1996 (the Pikung Lease);

(b) a Freehold Substitute Lease over Portion 168 known as Pigibut granted under the Land Act 1996 (the Pigibut Lease);

(c) Mining Lease 136 granted under the Mining Act 1992; and

(d) Exploration Licence 609 granted under the Mining Act 1992.

1.3 Both the Pikung Lease and Pigibut Lease are situated within that part of modern Papua New Guinea which was formerly the German colony of New Guinea. As a result of the Treaty of Versailles, that former possession of imperial Germany was transferred to the Commonwealth of Australia to administer under League of Nations mandate.

1.4 On 1 January 1938, the Commonwealth Administrator of the territory of New Guinea granted the Pikung Lease for 99 years to expire on 31 December 2036. During the war between Australia and Japan, the Commonwealth of Australia enacted the National Security (External Territories) Regulation which had the effect of stopping time running on the lease during the period of the war and immediate post war period which by statute is between 11 February 1942 and 10 February 1947. This regulation has the effect of extending the term of the Pikung Lease by five years to 31 December 2041.

1.5 The Pikung Lease conveys a leasehold entitlement to occupy and use the land during the term on payment of the annual rental. At the expiry date on in 2041, Simberi Gold has no guaranteed right of renewal, however the Land Act requires the State to purchase the Group's improvements constructed on or made to the land comprised in these leases if renewal is not granted.

1.6 The Pigibut Plantation was freehold land and under a law which allowed holders of freehold land to return their freehold to the State in exchange for a substitute freehold lease, a Lease was granted on 13 June 1976. This lease granted under the Land (Ownership of Freeholds) Act 1978 is for a term of 99 years and does not require the payment of any rent to the State.

1.7 Simberi Gold is now the registered proprietor of each of the Pikung Lease and the Pigibut Lease by registered Transfer. The leases reserve to the State the minerals and do not of themselves give any rights to the minerals.

1.8 The rights to the minerals on the leases and elsewhere on the customary land subject to the lifetime usufructory use entitlements of the traditional people which surround the leases are derived from Mining Lease 136 and Exploration Licence 609.

1.9 The Mining Lease is granted under Section 38 of the Mining Act and the Exploration Licence is granted under Section 21 of the Mining Act.

1.10 Mining Lease 136 was originally granted on 3 December 1996 for a term of 12 years which expired on 2 December 2008. On 4 May 2007, the Minister approved the further issue of a lease for ten years and issued a replacement lease to commence on 3 December 2008 and terminate on 2 December 2018.

1.11 Pursuant to the provisions of Section 41 of the Mining Act, this lease confers on Simberi Gold the right to:

"(1) A mining lease authorizes the holder, in accordance with the Mining (Safety) Act (Chapter 195A) and any conditions to which the mining lease is subject, to—

(a) enter and occupy the land over which the mining lease was granted for the purpose of mining the minerals on that land and carry on such operations and undertake such works as may be necessary or expedient for that purpose; and

(b) construct a treatment plant on that land and treat any mineral derived from mining operations, whether on that land or elsewhere, and construct any other facilities required for treatment including waste dumps and tailings dams; and

(c) take and remove rock, earth, soil and minerals from the land, with or without treatment; and

(d) take and divert water situated on or flowing through such land and use it for any purpose necessary for his mining or treatment operations subject to and in accordance with the Water Resources Act; and

(e) do all other things necessary or expedient for the undertaking of mining or treatment operations on that land.

(2) Subject to the Mining Act, the holder of a mining lease—

(a) is entitled to the exclusive occupancy for mining and mining purposes of the land in respect of which the mining lease was granted; and

(b) owns all minerals lawfully mined from that land."

1.12 Pursuant to Section 46 of the Mining Act, a power exists for the Minister on application by the holder to extend the term of the lease.

1.13 The specific conditions on which Mining Lease 136 is granted are:

"(1) The Lessee shall comply with the approved proposal [for mining] as may be varied from time to time.

(2) The Lessee shall comply with the Provisions of the Mining (Safety) Act ... and facilitate the Mineral Resources Authority official conducting inspection under the terms of the Act.

(3) The Lessee shall comply with the conditions imposed by the Mineral Resources Authority, and the Department of Environment and Conservation.

(4) That the Lessee shall provide the Mineral Resources Authority with yearly reports on any exploration for gold, and any other mineral, carried out on the land. The lessee shall further furnish the said Authority with monthly production figures gained as a result of this Lease.

(5) That the Lessee shall not use the land, without the consent of the State, whose consent shall not be unreasonably withhold for any purpose other than for which it was granted pursuant to the Mining Act and the Approved Proposals for Development.

(6) The Lessee shall not interfere, without the consent of the State, with the cultural use of the land, and shall use its best efforts to accommodate traditional land users, compatible with the obligations under the Approved Proposal for Development.

(7) Without limiting the obligations imposed on the lessee by the Act, the Lessee shall compensate the owners of private land which is located within the boundaries of this Mining Lease in accordance with the Act and any agreement between the Lessee and the owners of such, as the case may be.

(8) The Lessee shall provide the Mineral Resources Authority with a Conceptual Mine Closure Plan twelve month from the issuing of the extension and submit a Mine Closure Plan and Schedule, at lease on year prior to the intended cessation of operations, notwithstanding parameters that justify premature closure of operations.

(9) The Lessee shall make provision and be responsible, to the reasonable satisfaction of the State, for the maintenance, and safety, of any tailings catchment dam, for a period of 5 years after the mine has closed.

(10) The Lessee shall stockpile all topsoil removed from the site of the open pits, not regarded as ore and use such topsoil for re-vegetation purpose on or before the cessation of mining operations.

(11) The Lessee shall submit the open pit mining plan, to the Chief Inspector of Mines, six (6) weeks prior to commencement of mining operations.

(12) The Lessee shall furnish to the Chief Inspector of Mines all mine plant plans and details, for the mine construction phase and thereafter."

1.14 The Exploration Licence was granted for an initial term of two years. The term of Exploration Licence 609 expired on 5 May 2011 and an application for renewal for an additional two year term was lodged on 1 February 2011. Pending its renewal, Exploration Licence 609 is held over on a statutory basis in favour of Nord Australex Nominees (PNG) Limited. Pursuant to the provisions of Section 23 of the Mining Act, this lease confers on Nord Australex Nominees (PNG) Limited the right in accordance with any conditions to which it may be subject, to:

"(1) (a) enter and occupy the land which comprises the exploration licence for the purpose of carrying out exploration for minerals on that land;

(b) subject to Section 162, extract, remove and dispose of such quantity of rock, earth, soil or minerals as may be permitted by the approved programme;

(c) take and divert water situated on or flowing through such land and use it for any purpose necessary for his exploration activities subject to and in accordance with the provisions of the Water Resources Act (Chapter 205); and

(d) do all other things necessary or expedient for the undertaking of exploration on the land.

(2) Subject to the Mining Act, the holder of an exploration licence is entitled to the exclusive occupancy for exploration purposes of the land in respect of which the exploration licence was granted."

1.15 Exploration Licences are subject pursuant to Section 22 of the Mining Act to mandatory surrender provisions requiring 50 per cent of the licence area to be handed back on each renewal unless a Mining Lease or Special Mining Lease is applied for in respect to a discovery of minerals. The State policy is to free up land for future exploration and speculating on exploration acreage is discouraged. The Mineral Resources Authority requires work programs and budgets to be set out on application and renewal and on each renewal examines actual performance during the expiring term against the programmes and budgets submitted at the beginning before determining whether to recommend renewal to the Minister.

1.16 Papua New Guinea has a policy of reserving to the State an option to acquire a participating interest in both mining and petroleum tenements. In the case of petroleum tenements the state entities can back into a petroleum project at sunk cost for up to 22.5 per cent of the project and this entitlement is clearly defined in the petroleum legislation. In the case of mining projects, the legislation does not clearly define the right or extent of participation and that is left to policy at the time of grant. Any back in rights will be defined in the Mining Lease itself. There have been variations in the policy of the State on the extent of mining participation over the years and the percentage has varied from nil to 30 per cent and in the case of the Lihir gold mine it was converted to an equity participation in the shares of the tenement holder.

1.17 In the case of Simberi, neither the State nor the landowners have an equity participation or any option of equity participation as that was the State's policy for the Mining Lease type of tenement at the time of its grant. In one other case in Papua New Guinea, the State asked a tenement holder to voluntarily allow the State to increase its participation from 5 per cent to 20 per cent and the holders of that tenement agreed by private commercial agreement to sell a 15 per cent portion to the State at unrecouped sunk cost on a carried basis. The directors have not received any indication from the State that its position would change in the case of Simberi or that the State would want to acquire a producing interest.

1.18 Simberi Gold entered into a Memorandum of Agreement Relating to the Simberi Mining Project dated 21 November 1996 between itself and the Independent State of Papua New Guinea, the New Ireland Interim Provincial Government, the Simberi Landowners Association and the Tabar Community Government. Among other documents, this Memorandum of Agreement outlines the agreement between Simberi Gold and the community in which it operates and it deals with issues such as:

(a) the payment of royalties to the traditional land owners and the Tabar Community Government;

(b) the payment of Special Support Grants by the National Government of Papua New Guinea to the New Ireland Provincial Government to facilitate additional infrastructure work in the province;

(c) the means for establishing the Environmental Plan under which the mine will operate;

(d) the obligations of Simberi Gold and National Government for workplace training and the opportunity to enable the community businesses to develop and participate in support activities to the mining enterprise;

(e) the undertaking by Simberi Gold to improve certain public roads and to construct for use by Simberi Gold in common with the public an airport and a wharf;

(f) an obligation by Simberi Gold to maintain that village people have safe drinking water and access to the Simberi Gold company health clinic; and

(g) requirements for consultation and dispute resolution.

1.19 Operations at the Simberi Mine are required to be conducted in accordance with the Mining (Safety) Act and regulations made under that Act. This legislation sets out a series of regulations for the safety of workers, machinery and mine workings.

1.20 Simberi Gold is required by law to take out mandatory accident insurance covering medical costs and wages of workers afflicted by industrial illness or workplace accidents at the mine.

1.21 The mine has an environmental plan and certain environmental permits which enable it to conduct the mine workings, to take water from streams for use at the mine and to discharge waste water and to discharge tailings. Without these permits operations at the mine would not be permitted to continue.

1.22 Further details of the Group's licences in relation to Simberi are set out in section 4 of the Simberi Project Competent Person's Report in Section B of "Part XIV—Competent Person's Reports" of this Prospectus.

PART IV—SOLOMON ISLANDS

SECTION A—GENERAL INFORMATION

1 Introduction

The Solomon Islands chain consists of several large volcanic islands to the south-east of PNG, as well as outlying islands and atolls. The terrain is mountainous and heavily forested. The United Kingdom established a protectorate over the Solomon Islands in the 1890s. Self-government was achieved in 1976 and independence two years later.

During World War II the island of Guadalcanal saw some of the fiercest fighting in the Pacific theatre as the United States battled for control of the territory from Japanese occupiers.

2 Geography and demography

The Solomon Islands form an archipelago in the Southwest Pacific about 1,900 km to the northeast of Australia. With terrain ranging from ruggedly mountainous islands to low-lying coral atolls, the Solomon Islands stretch in a 1450 km chain southeast from PNG across the Coral Sea to Vanuatu.

The main islands of Choiseul, New Georgia, Santa Isabel, Guadalcanal, Malaita, and Makira have rainforested mountain ranges of mainly volcanic origin, deep narrow valleys, and coastal belts lined with coconut palms and ringed by reefs. The smaller islands are atolls and raised coral reefs, and are often spectacularly beautiful. The Solomon Islands region is geologically active, and earth tremors are frequent.

The islands' ocean-equatorial climate is extremely humid throughout the year, with an average temperature of 27•C (80•F) and few extremes of temperature or weather. June through August is the cooler period. Though seasons are not pronounced, the northwesterly winds of November through April bring more frequent rainfall and occasional squalls or cyclones. Annual rainfall is approximately 305 cm.

More than 90 per cent of the islands traditionally were forested, but this has come under severe pressure from current logging operations. The coastal strips are sheltered by mangrove and coconut trees. Luxuriant rainforest covers the interiors of the large islands. Soil quality ranges from extremely rich volcanic to relatively infertile limestone. The archipelago is home to more than 230 varieties of orchids and other tropical flowers.

The Solomon Islanders are comprised of diverse cultures, languages, and customs—93 per cent are Melanesian, 4 per cent Polynesian and 1.5 per cent Micronesian. In addition, small numbers of Europeans and Chinese are registered. About 120 vernacular languages are spoken.

Most people reside in small, widely dispersed settlements along the coasts. Sixty percent live in localities with fewer than 200 persons, and only 17 per cent reside in urban areas.

The capital city of Honiara, situated on Guadalcanal, the largest island, has 66,000 inhabitants. The other principal towns are Gizo, Auki, and Kirakira.

Most Solomon Islanders are Christian, with the Anglican, Roman Catholic, South Seas Evangelical, and Seventh-day Adventist faiths predominating. About 5 per cent of the population maintains traditional beliefs.

3 Civil unrest

Fighting broke out in 1998 when the Isatabu Freedom Movement began to force Malaitans out, accusing them of taking land and jobs. Around 20,000 people abandoned their homes, with many subsequently leaving Guadalcanal. A rival militia group, the Malaitan Eagle Force, staged a coup in June 2000 and forced the then prime minister to resign, saying he had failed to deal with the crisis which had left up to 100 dead.

An Australian-brokered peace deal was signed in October 2000. But lawlessness continued and an Australian-led peacekeeping force arrived in July 2003. The force arrested many rebel commanders, collected thousands of illegally-held weapons and oversaw a slow return to order. The Australian intervention also provided for the appointment of foreign nationals to government posts and included financial assistance; Canberra has stated that it aims to make the country self-sustaining.

Civil war left the country almost bankrupt, and post-election riots in April 2006 destroyed advances made since 2003.

4 Natural hazards

The Solomon Islands experience typhoons, but these are rarely destructive. The region is geologically active, with frequent earthquakes, tremors, volcanic activity and tsunamis.

The Solomon Islands experience significant volcanic activity; Tinakula (elev. 2792 ft) erupts frequently, while an eruption of Savo (elev. 1591 ft) could affect the capital Honiara on nearby Guadalcanal.

5 Government

The Solomon Islands is a functioning parliamentary democracy within the Commonwealth, with a unicameral Parliament and a ministerial system of government. Queen Elizabeth II is represented by a governor general, chosen by the Parliament for a five year term. The national Parliament has 50 members, elected for five year terms. However, Parliament may be dissolved by majority vote of its members before the completion of its term. Parliamentary representation is based on single-member constituencies. Suffrage is universal for citizens over 18 years of age. The prime minister, elected by Parliament, chooses the other members of the cabinet. Each ministry is headed by a cabinet member, who is assisted by a permanent secretary, a career public servant, who directs the staff of the ministry.

For local government, the country is divided into ten administrative areas, of which nine are provinces administered by elected provincial assemblies, and the tenth is the town of Honiara, administered by the Honiara Town Council.

Land ownership is reserved for Solomon Islanders. At the time of independence, citizenship was granted to all persons whose parents are or were both British protected persons and members of a group, tribe, or line indigenous to the Solomon Islands. The law provides that resident expatriates, such as the Chinese and Kiribati, may obtain citizenship through naturalisation. Land generally is still held on a family or village basis and may be handed down from mother or father according to local custom. The islanders are reluctant to provide land for non-traditional economic undertakings, and this has resulted in continual disputes over land ownership.

No military forces are maintained by the Solomon Islands, although the police force of 1059 includes a border protection element. The police also have responsibility for fire service, disaster relief, and maritime surveillance. The police force is headed by a commissioner, appointed by the governor general and responsible to the prime minister. Peter Marshall, a New Zealander, who was appointed as police commissioner in May 2008, has recently resigned with his successor yet to be nominated.

6 Legal framework

The Solomon Islands legal system is based on English common law. The Solomon Islands have not yet accepted compulsory ICJ jurisdiction. The highest court in the judiciary is the Court of Appeal.

7 Economic overview

The global financial crisis had a big impact on the Solomon Islands, with economic conditions deteriorating in 2009. The economy contracted by 2.2 per cent in 2009, compared to 7.3 per cent growth in 2008. This was largely due to a reduction in log exports (by 31 per cent), fish catch (by 24 per cent), manufacturing (by 1.8 per cent), and electricity and water generation (by 2.8 per cent).

More than 75 per cent of the Solomon Islands labour force engages in subsistence farming and fishing. Until 1998, when world prices for tropical timber fell steeply, timber was Solomon Islands' main export product, and, in recent years, the Solomon Islands forests were dangerously overexploited. The government has said it will reform timber harvesting policies with the aim of carrying out logging on a more sustainable basis. Other important cash crops and exports include copra and palm oil. In 1998 Ross Mining of Australia began producing gold at Gold Ridge, now owned and operated by the Group, and other areas have seen minerals exploration.

In the wake of the June 2000 ethnic violence, exports of palm oil and gold ceased and exports of timber fell. The Solomon Islands had been particularly hard hit by the Asian economic crisis even before the ethnic violence of June 2000. The Asian Development Bank estimates that the crash of the market for tropical timber reduced the Solomon Island's GDP by between 15 per cent and 25 per cent. About

one-half of all jobs in the timber industry were lost. An upward trend in log exports began in 2001 but ended in 2009 as international demand and particularly Asian market demand fell due to the effects of the global financial crisis.

The Solomon Islands Government was insolvent by 2002. Following the Regional Assistance Mission to the Solomon Islands (**RAMSI**) intervention in 2003, the government recast its budget and examined strategic priorities. It consolidated and renegotiated its domestic debt and with Australian backing has sought to renegotiate its foreign obligations. Much work remains to be done. Political instability has negatively impacted economic development.

Exploitation of the Solomon Islands' rich fisheries offers good prospects for further export and domestic economic expansion. A Japanese joint venture, Solomon Taiyo Ltd, which operated the only fish cannery in the country, closed in mid-2000 as a result of the ethnic disturbances. The plant has reopened under local management, and the export of tuna has resumed. Small-scale production by landowners in the Gold Ridge mining area resulted in the production and export of 130.4 kilograms of alluvial gold in 2009.

Tourism, particularly scuba diving, is an important service industry for Solomon Islands. Growth in that industry is hampered, however, by political instability, security issues, lack of infrastructure, and transportation limitations.

Principal aid donors are Australia, New Zealand, the European Union, Japan, and the Republic of China.

8 Foreign relations

Countries with diplomatic missions in the Solomon Islands are Australia, United Kingdom, New Zealand, PNG, and Japan. The Solomon Islands also have diplomatic relations with the Republic of China, which has a resident representative in Honiara. On May 5, 2010, the Solomon Islands and Cyprus signed an agreement to establish formal diplomatic relations.

The US Ambassador resident in Port Moresby, PNG is accredited to the Solomon Islands. The Solomon Islands' Permanent Representative to the United Nations also is accredited as its ambassador to the United States and Canada.

Relations with PNG, which had become strained because of an influx of refugees from the Bougainville rebellion and attacks on the northern islands of the Solomon Islands by elements pursuing Bougainvillean rebels, have been repaired. A peace accord on Bougainville confirmed in 1998 has removed the armed threat, and the two nations regularised border operations in a 2004 agreement. On May 21, 2010 Solomon Islands officially opened its first permanent overseas chancery in PNG.

9 RAMSI

The Regional Assistance Mission to Solomon Islands was created in 2003 in response to a request for international aid by the Governor-General of the Solomon Islands. RAMSI is a partnership between the people and Government of Solomon Islands and fifteen contributing countries of the Pacific region. RAMSI is helping the Solomon Islands to lay the foundations for long-term stability, security and prosperity through support for improved law, justice and security; for more effective, accountable and democratic government; for stronger, broad-based economic growth; and for enhanced service delivery. The Australian government continues to support RAMSI, contributing in excess of $200 million per annum for various development and support initiatives.

10 Membership of International Organisations

The Solomon Islands is a member of the United Nations, Commonwealth, Pacific Community, Pacific Islands Forum (**PIF**), the MSG, and International Monetary Fund. It is also party to the partnership agreement between the European Union and the African, Caribbean, and Pacific Group of States (**Cotonou Agreement**).

SECTION B—THE GROUP'S LICENCES

1 Overview of the Solomons Islands licensing regime

Pursuant to the Mines and Minerals Act (Cap 42) of Solomon Islands, the ownership of all minerals in the Solomon Islands is vested in the people and the government of Solomon Islands.

Prospecting licence

1.1 Exploration activities may be carried out under a prospecting licence granted by the applicable governmental authority, which is valid for an initial period of three years. Applicants for a prospecting licence receive a letter of intent to issue from the license from the Ministry of Mines and then have a two year period in which to negotiate surface access rights with local land owners during which time the tenement area is secure. Once documentation of the granted access is submitted to the Ministry of Mines the prospecting licence proper is granted. The holder is also required to reach surface access agreements with landowners within the area of the prospecting licence application before it can be granted.

1.2 Under The Mines and Minerals Act (1990) each application for a prospecting licence shall be made to the Director (Ministry of Mines) in the prescribed form and shall state:

(a) a proposed programme for the acquisition of surface access rights and the names of the individuals to be in charge thereof; and

(b) the applicant's intentions regarding environmental protection.

1.3 Subject to the provisions of any other law relating to buildings, drainage, aviation, land, protection of the natural environment and to control of natural water supplies, including river water, the holder of a prospecting licence has the exclusive right to enter any land in the prospecting area and carry out prospecting which include any or all of the following activities:

(a) drill, trench, pit and make excavations;

(b) build roads, helicopter pads, erect camps and construct temporary buildings;

(c) install or fix machinery; and

(d) take or direct any public water from any lake, river or water course.

1.4 The area of a prospecting licence cannot exceed an aggregate of 600km² its initial period. Each prospecting licence may be renewed twice by the holder, in each case for a further period of two years. Such renewal is accompanied by a 50 per cent reduction in the area covered by the prospecting licence. Alternatively, and with the approval of the Minerals Board of the Solomon Islands, it is possible to renew a prospecting licence without such a reduction in licence area if it can be demonstrated that such renewal is in the "national interest".

Mining lease

1.5 If a commercial discovery is made, a prospecting licence holder may apply for a mining lease. A mining lease is valid for an initial period of 25 years and can be renewed for a further ten year period.

1.6 A commercial discovery is defined as the discovery of a mineral deposit potentially capable of being mined commercially at a profit. The Prospecting Licence holder must apply for a Mining Lease before commercial exploitation can be carried out.

1.7 Mining lease applicants may ask the Minister for Mines to facilitate negotiations on matters relating to the proposed mining lease.

1.8 Applicants for a mining lease must secure land access rights in a similar manner to that for a prospecting licence. The Director (Ministry of Mines) may, in consultation with the applicant, enter into negotiations with the landowners or any person or groups of persons having an interest in the land to acquire surface access rights for mining and make arrangements for the payment by the applicant to the landowners of:

(a) a surface rental, and

(b) compensation for any damage caused by the mining to any live or dead stock, crops, trees, buildings, works or tambu sites.

Where an agreement with landowners is not forthcoming and it is deemed in the best interest of the country, the Mines and Minerals Act (1990) provides for compulsory acquisition of land if required.

1.9 Before making any such application, the holder of a prospecting licence is required to establish a new company under its control or under common control with the holder to carry out the mining work. An application for a mining lease must be made to the Director (Ministry of Mines) not less than 90 days prior to the expiry of the relevant prospecting licence and must also specify various technical, financial, environmental and other matters that the Director (Ministry of Mines) may deem necessary. There are no restrictions as to the area of a mining lease within the limits defined by the prospecting licence at the time of the application for the mining lease.

1.10 Subject to any other law relating to buildings, drainage, land, protection of the natural environment and the control of natural water supplies, including river waters, the mining company may, in the exercise of its rights under a mining lease, enter upon the mining area to carry out mining, including the right to:

(a) make all necessary excavations to mine the mineral deposit or deposits in the mining area and to re-work mine tailings and dumped materials;

(b) erect, construct and maintain in the mining area such machinery and buildings, workshops and other production facilities as may be necessary or convenient for the purpose of mining, storing, transporting;

(c) dressing, treating, smelting or refining the mineral recovered in the course of mining;

(d) stack products or dump any waste products of mining or mineral processing;

(e) erect, construct and maintain houses and buildings for the use of the mining lease holder, its contractors, agents and their employees and their immediate families;

(f) lay pipes, make water races, ponds, dams and reservoirs and divert and use any water necessary, provided that the needs of users of river water downstream of the mining area, are taken into account;

(g) construct and maintain all such passageways, communications facilities and conveniences as may be;

(h) necessary for carrying out mining operations; and

(i) engage in all such other activities as may be reasonably necessary for carrying out mining operations.

2 The Group's licences

2.1 The Gold Ridge project is managed by GRML, a wholly owned subsidiary of the Company. The property consists of Special Prospecting License SPL194 covering an area of 130km² which surrounds a 30 km² Mining Lease (No 1/1997).

2.2 SPL194 was initially granted on 21 September 1995 for a period of three years, which period expired on 21 September 1998.

2.3 SPL194 was subsequently renewed for 2 years with minor relinquishments and would have expired by 21 September 2000. The civil unrest or tensions commencing 5 June 2000 constituted a force majeure causing all leases and agreements to be suspended on 5 July 2000.

2.4 The Solomon Islands Ministry of Mines approved an application for a 12 month extension of the Mt Vunusa (SPL194) LOI on 25 November 2010 to allow GRML to start negotiations with the landowners for surface access rights.

2.5 The Mining Group (the **Mining Group**) as defined in the Assignment Agreement for Gold Ridge Mining Agreement dated 12 May 2005 (the **Assignment Agreement**) owns an exclusive right to SPL194, being a right to prospect for all minerals in the area comprising SPL194. That grant was given to the Mining Group under the Assignment Agreement. All members of the Mining Group are wholly owned subsidiaries of Allied Gold. The grant does not fully crystallise until the Mining Group enters into an 'access rights agreement' with the landowners of the land the subject of SPL194 pursuant to the Mines and Minerals Act (SI) 1996. That agreement is in an advanced state of negotiations and is expected to be finalised in 2011. Once that agreement is executed, the current

Letter of Intent issued to the Mining Group under the Act converts to a formal grant of SPL194. Most importantly, the covenants in the Assignment Agreement exclude all others from applying or being granted mineral rights to SPL194 and the Mining Group holds an exclusive prospecting right to that area.

2.6 The Mining Lease No 1/1997 was granted 12 March 1997 and is valid for a period of 25 years with a 10 year renewal option.

Property boundaries

2.7 The property boundaries are described in detail in the SPL and Mining Lease documentation. The original property survey included wooden and steel pegs marking the lease corners, however over time these have disappeared. Currently the site surveyors use a Real Time Kinematic Global Positioning System (RTK-GPS) which provides centimetre level accuracy in locating points on the ground.

Royalties and encumbrances

2.8 The Gold Ridge Mining Agreement provides for the following royalties and taxes:

(a) gross royalty payment of 1.5 per cent on all production, of which 1.2 per cent is held by the landowners and 0.3 per cent is held by the Guadalcanal provincial government;

(b) export duty of 1.5 per cent of gross value of all production payable to the Solomon Islands government;

(c) corporate income tax, not to exceed 35 per cent. Standard deductions apply; and

(d) additional profits tax of 30 per cent on net cash receipts (gross income less income tax and exploration, development, and production expenses) which are greater than a 25 per cent rate of return.

Required permits

2.9 In addition to the prospecting licence and mining lease, GRML hold permits for timber removal, use and storage of explosives, tailings storage facility dewatering and electricity generation on site (among others).

2.10 In addition to the regulatory agreements numerous memorandums of understanding and agreements exist between GRML and individuals or groups with respect to things such as use of the land, relocation and provision of services.

2.11 GRML is in the negotiation process for access to the prospecting licence at present. By 25 November 2011, where there is no dispute and agreement is reached with the landowners, the agreement will be documented including:

(a) the names of the landowners or land holding groups having rights over the land in the prospecting area; and

(b) the amount of surface access fees or compensation for damage.

2.12 The agreed surface access fees are to be paid into a trust account for the benefit of landowners in the prospecting area. The holder of a prospecting licence shall pay, in addition to surface access fees, compensation for any damage caused by him as a result of prospecting, to any live or dead stock, crops, trees, buildings, works, water supplies or tambu places at such rates as may have been agreed.

2.13 Further details of the Group's licences in relation to Gold Ridge are set out in section 4 of the Gold Ridge Project Competent Person's Report in Section C of ''Part XIV—Competent Persons' Reports'' of this Prospectus.

PART V—MARKET AND INDUSTRY OVERVIEW

1 Background

Gold maintains a role as an alternative asset as it tends to be inversely correlated to the US Dollar, thereby providing portfolio diversification for investors. Historically when the US Dollar is weak gold prices are typically higher because it makes gold cheaper to purchase in other currencies. Gold is also held by investors as a store of value and hedge against inflation which is widely expected to increase globally following quantitative easing measures which have resulted in an increase in the supply of fiat currencies. As a result of the global financial crisis, triggered by the US sub-prime crisis, a new investment-driven phase has emerged under a favourable macro environment, the key features of which have been volatility on the financial markets, increased risk aversion, inflation concerns, the weakening of the US Dollar and a general fear of a prolonged global recession. Since the lows of November 2008, gold prices have rebounded to a record high of US$1563/oz in May 2011(1).

A change in attitude to commodities as an investment class has also contributed to gold's rising price. The development of the gold Exchange Traded Funds (**ETFs**) in the Australian, UK, South African and US markets has helped to broaden the access to gold for retail and professional investors who do not want to incur the storage and insurance costs associated with a physical gold holding, but do want a gold asset in a physical form which is easily traded. The ETFs have therefore opened up a new avenue for gold investment—physical investment traded on a stock exchange. Generally holdings show a gradual increase over time, an indication that investors in the product are not engaged merely in short-term speculation, but are looking for a longer term investment.

2 Supply

Gold is produced from mines on every continent except Antarctica, where mining is forbidden. According to recent figures, there are around 400 operating gold mines worldwide. Global gold supply is made up of three components; mine supply, recycled or scrap supply and net supply from the official sector/central banks. With new mines often taking up to 10 years to progress from exploration stage into production, mining output is unable to react quickly to a change in price outlook. However, over the longer term sustained high gold prices will result in an increase in global gold exploration and future supply. The increasing mining depths and operational challenges facing a number of older operations has lead to a decline in production in some countries such as South Africa. According to 2010 figures, the top three gold producers are now China, Australia and the USA.

Recycled gold or scrap supplies ensure there is easily traded supply when needed, and this helps to stabilise the gold price. The value of gold means that it is economically viable to recover it from most of its uses, where it is capable of being melted down, re-refined and reused, thus the majority of gold mined historically is still accounted for above ground.

Central banks and official international institutions currently hold just under one-fifth of global above-ground stocks of gold as reserve assets. In 2010, the official sector shifted to the demand side of the market, a case last seen in 1988. The official sector was a consistent seller of bullion from 1989 to 2009. Since 1999, the bulk of these sales have been regulated by the Central Bank Gold Agreement (**CBGA**) (which stabilises sales from 15 of the world's biggest holders of gold). In 2009, the IMF also confirmed its intention to sell a proportion of its reserves over a five year period. However, given the steady rise in gold prices over the last ten years and the heightened volatility of other asset classes, there has been a reduction in central bank sales under CBGA and increase in central bank demand especially from emerging economies such as China and India which has had a positive impact on the gold price.

3 Demand

Gold is fabricated for various markets such as jewellery, medical uses, electronics, dentistry and environmental uses. In the current global economic climate, demand has principally been driven by a strong increase in investment demand. Investment demand is not easily measurable because a significant portion of investment demand is transacted in the over-the-counter market. However, there is no doubt that identifiable investment demand in gold has increased considerably in recent years.

ETFs are typically 100 per cent backed by physical gold and provide a new and easy way to access the gold market. Since their launch in 2003, gold ETFs have attracted a significant amount of tonnage: for

(1) Bloomberg, 19 April 2011

example, gold ETFs are currently estimated to account for approximately 70Moz of gold, with a market value of around US$96 billion at 31 December 2010.

The global hedgebook held by gold producers peaked in 1999 when the gold price was <US$300/oz. Since 1999 a number of global producers have been de-hedging by buying out hedge contracts to gain increased exposure to the rising gold price environment. This has had a positive impact on gold demand as gold has to be purchased in the spot market to cover future gold delivery contracts. However the global hedgebook is now virtually extinguished and equity investors now discourage companies from actively hedging.

Jewellery, however, remains the most significant market for gold. Generally, jewellery demand is driven by a combination of affordability and desirability by consumers, and tends to rise during periods of price stability or gradually rising prices, and declines in periods of price volatility. A steadily rising price reinforces the inherent value of gold jewellery, which is an intrinsic part of its desirability. Jewellery consumption in the developing markets has been expanding rapidly in recent years following a period of sustained decline, but several countries, including China, still offer considerable potential for future growth in demand.

Industrial and dental uses account for a small proportion of gold demand. Gold's high thermal and electrical conductivity, and its outstanding resistance to corrosion, explain why over half of all industrial demand arises from its use in electrical components. Gold's use in medical applications has a long history and today various biomedical applications make use of its biocompatibility, resistance to bacterial colonization and corrosion, and other attributes. Recent research has uncovered a number of new practical uses for gold, including its use as a catalyst in fuel cells, chemical processing and controlling pollution. The potential to use nanoparticles of gold in advanced electronics, glazing coatings, and cancer treatments are all exciting areas of scientific research. Gold investment can take many forms, and some investors may choose to combine two or more of these for flexibility. The distinction between buying physical gold and gaining exposure to movements in the gold price is not always clear, especially since it has always been possible to invest in bullion without actually taking physical delivery.

4 Pricing and costs

London is the world's largest gold trading market with trading conducted via an over-the-counter type format in 400-ounce gold bars with a purity of 9950 or higher. The gold price is fixed twice daily in London (at 10:30 and 15:00) by prices derived from the five fixing members of the London Bullion Market Association (**LBMA**), which together represent a comprehensive global sales network. The fixing members, all of whom are market making members of the LBMA, are Scotia Mocatta, Barclays Capital, Deutsche Bank, HSBC and Société Générale. These price fixings are used as a key indicator for gold market participants around the world. Leading futures markets are COMEX in New York and TOCOM in Tokyo.

5 Markets and outlook

The gold price has seen a steady rise over the past few years and reached a record high of over US$1563/oz in May 2011; with the gold price trading just either side of US$1400/oz in February and March 2011. Gold prices referred to above are based on the London Bullion Market Association AM spot fixing price.

The gold price has been positively affected by the US economic downturn, as this has been accompanied by a rise in inflation and a falling US Dollar, which has boosted demand for gold as a US Dollar and inflation hedge. While global markets' future performance will be highly dependent on the resilience of western economies and central banks' abilities to handle liquidity-induced crisis and stabilise financial sectors via aggressive monetary easing, to date investors' risk aversion seems to be relatively high, highlighting the appropriateness of having some assets in gold as a safe-haven.

The most recent data from the World Gold Council (the lobby group funded by the mining sector) shows that the focus of the market is shifting to the east. Last year, China overtook the US and Germany to become the second largest gold investment market after India. China and India accounted for over 50 per cent of global gold demand (excluding industrial consumption), an increase of 42 per cent in 2009 and 31 per cent five years ago.

PART VI—SELECTED FINANCIAL INFORMATION

	For the six months ended 31 December		For the year ended 30 June		
	2010	2009	2010	2009	2008
	(audited)	(unaudited)	(audited) (A$)	(audited)	(audited)
Income Statement Data					
Revenue	40,942,585	33,141,171	67,555,369	77,467,668	23,393,798
Cost of sales	(32,574,869)	(38,150,819)	(70,289,540)	(66,436,649)	(20,264,174)
Gross profit/(loss)	**8,367,716**	**(5,009,648)**	**(2,734,171)**	**11,031,019**	**3,129,624**
Gains/(loses) on derivatives	—	(812,476)	(176,084)	1,133,187	(2,685,864)
Corporate expenses	(4,950,553)	(8,002,387)	(14,773,680)	(7,545,907)	(4,404,307)
Share based remuneration	1,252,500	(6,819,755)	(6,828,559)	(4,130,120)	(3,590,530)
Impairment of available for sale assets	—	—	(7,740)	(1,214,402)	—
Gain on acquisition of subsidiary	—	—	36,666,786	—	—
Other income	—	—	2,243,413	149,937	31,688
Other expenses	—	—	—	(3,426,778)	(4,049,118)
Foreign exchange gain/(loss)	444,063	(112,698)	—	—	—
Financial Income	4,776,722	180,483	1,834,972	327,760	533,365
Financial costs	(501,456)	(1,839,198)	(5,996,122)	(3,396,347)	(1,189,685)
Profit/(loss) before tax	**9,388,992**	**(22,415,679)**	**10,228,815**	**(7,071,651)**	**(12,224,827)**
Income tax benefit/(expense)	—	—	—	—	—
Profit/(loss) after tax attributable to owners of Allied Gold Limited	**9,388,992**	**(22,415,679)**	**10,228,815**	**(7,071,651)**	**(12,224,827)**
Profit/(loss) per share for loss attributable to ordinary equity holders of Allied Gold Limited					
Basic earnings/(loss) per share (cents)	.90	(4.24)	1.31	(1.65)	(3.46)
Diluted earning/(loss) per share (cents)	.89	(4.24)	1.31	(1.65)	(3.46)
Cash Flow Data					
Net cash from/(used in) operating activities	7,856,534	(8,933,231)	(20,509,398)	21,563,200	(282,620)
Net cash from/(used in) investing activities	(103,318,849)	(6,592,836)	(63,800,604)	(24,402,510)	(53,313,997)
Net cash from/(used in) financing activities	46,437,202	151,091,597	148,677,057	22,963,380	41,092,805
Net increase/(decrease) in cash and cash equivalents	**(49,025,113)**	**135,565,530**	**64,367,055**	**20,124,070**	**(12,503,812)**
Cash and cash equivalents at the beginning of the period	**85,525,391**	**20,529,979**	**20,529,979**	**154,180**	**12,657,949**
Effects of exchange rate changes on the balance of cash and cash equivalents	(13,834)	1,146,019	628,357	251,729	43
Cash and cash equivalents at the end of the period	**36,486,444**	**157,241,528**	**85,525,391**	**20,529,979**	**154,180**

Note:

Production at Gold Ridge recommenced in March 2011. Therefore, the Group's results of operations as at and for the six months ended 31 December 2010 and 2009 and as at and for the years ended 30 June 2010, 2009 and 2008 relate to production at Simberi only.

Consolidated Statement of Financial Position Data	As at 31 December 2010 (audited)	As at 30 June 2010 (audited)	As at 30 June 2009 (audited)	As at 30 June 2008 (audited)
Current assets:				
Cash and cash equivalents	36,486,444	85,525,391	20,529,979	154,180
Trade and other receivables	4,099,013	4,160,718	800,494	1,758,073
Inventories	21,328,397	11,795,370	14,269,497	7,401,734
Derivative financial instruments	—	—	2,509,294	314,212
Other assets	1,492,322	3,066,675	246,792	531,032
Total current assets	**63,406,176**	**104,548,154**	**38,356,056**	**10,159,231**
Non-current assets:				
Derivative financial instruments	—	—	851,002	3,495,855
Available for sale financial assets	1,068,024	524,230	348,974	1,185,074
Property, plant and equipment	375,679,424	302,874,641	145,861,709	130,034,534
Exploration and evaluation expenditure	25,421,216	23,711,261	11,115,743	10,406,786
Total non-current assets	**402,168,664**	**327,110,132**	**158,177,428**	**145,122,249**
Current liabilities:				
Trade and other payables	14,379,497	44,032,012	20,683,026	14,446,386
Borrowings	11,517,869	4,481,970	2,094,483	8,561,286
Derivative financial instruments	—	—	12,636,875	6,972,407
Provisions	1,170,332	1,008,116	491,709	365,819
Total current liabilities	**27,067,698**	**49,522,098**	**35,906,093**	**30,345,898**
Non-current liabilities:				
Borrowings	42,866,750	1,755,820	3,845,885	2,739,755
Derivative financial instruments	—	—	7,123,887	18,911,174
Provisions	9,799,544	9,315,217	2,782,426	2,584,870
Total non-current liabilities	**52,666,294**	**11,071,037**	**13,752,198**	**24,235,799**
Total Liabilities	**79,733,992**	**60,593,135**	**49,658,291**	**54,581,697**
Net Assets	**385,840,848**	**371,065,151**	**146,875,193**	**100,699,783**
Equity:				
Contributed equity	370,183,255	369,525,183	173,098,363	133,686,704
Reserves	21,828,055	17,099,422	(434,901)	(14,270,303)
Accumulated losses	(6,170,462)	(15,559,454)	(25,788,269)	(18,716,618)
Total equity	**385,840,848**	**371,065,151**	**146,875,193**	**100,699,783**

Other Data	For the six months ended 31 December 2010	For the six months ended 31 December 2009	For the year ended 30 June 2010	For the year ended 30 June 2009	For the year ended 30 June 2008
Waste mined (tonnes)	1,063,224	233,095	634,296	199,746	81,390
Ore mined (tonnes)	1,249,785	962,489	1,981,500	1,708,765	416,627
Ore processed (tonnes)	1,153,504	972,121	1,949,650	1,654,149	411,297
Grade (grams of gold/tonne)	1.11	1.14	1.18	1.64	2.95
Recovery (%)	89.9	88.1	87.9	83.2	84.3
Gold produced (ounces)	37,127	31,528	64,327	72,609	33,068
Gold sold (ounces)	33,556	33,391	63,960	69,886	28,364

Note:

Production at Gold Ridge recommenced in March 2011. Therefore, the Group's operational metrics information as at and for the six months ended 31 December 2010 and 2009 and as at and for the years ended 30 June 2010, 2009 and 2008 relate to production at Simberi only.

The following discussion provides information that management believes to be relevant to understanding the Group's financial condition and results of operations as at and for the six months ended 31 December 2010 and 2009 and as at and for the years ended 30 June 2010, 2009 and 2008. Certain financial information presented in this section has been extracted or derived from the historical financial information in Part IX: "Historical Financial Information" of this Prospectus. The following discussion and analysis should be read in conjunction with the historical financial information in Part IX: "Historical Financial Information" and the information relating to the business of the Group in Part I of this Prospectus.

The statements in this discussion and analysis regarding industry outlook, management's expectations regarding the future performance of the Group's businesses and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in "Risk Factors". The Group's actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Prospectus, including in "Risk Factors".

1 Overview

Allied Gold is a gold exploration and production company whose shares are listed on the TSX, the ASX and AIM. The Group's major assets are its 100 per cent-owned Simberi gold project (the **Simberi Project**), which is located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern Papua New Guinea and its 100 per cent interest in Australian Solomons Gold Limited, the owner of the Gold Ridge gold project, which is located on Guadalcanal Island in the Solomon Islands.

Both projects are located in the Pacific Rim of Fire, one of the world's proven and most prospective areas for gold mining and exploration. Simberi is comprised of: (i) an open-pit mining operation with an associated gold processing plant, located within PNG mining lease 136, which consists of 2,560 ha on the eastern side of Simberi Island; and (ii) a larger 69 sub-block/233 km² area under PNG exploration licence 609 covering the remainder of Simberi Island and most of the adjacent Tatau and Big Tabar Islands to the south. Simberi is based on seven separate gold deposits: Sorowar, Samat North, Samat South, Samat East, Pigiput, Pigibo and Botlu South. Sorowar is by far the largest resource of the seven gold deposits and is located in the north. Samat North, South and East lie to the south and, while relatively small, are also relatively high grade. Pigiput, Pigibo and Botlu South lie between the Sorowar and Samat areas and are of intermediate tonnage but at a grade similar to Sorowar. All prospects are located within two to three kilometres of each other. The geographic area comprising Simberi also includes other less well-defined prospects.

The Group first acquired an interest in Simberi in November 2003 at which time it was an underexplored and undeveloped project. The Group accelerated the exploration programme for the project and established the technical feasibility and economic viability of developing a gold mine. In February 2008, Simberi commenced production. Gold Ridge consists of a mining lease that covers an area of 30 km² and a prospecting licence in the area surrounding the mining lease that covers an area of 130 km². The Group acquired control of Gold Ridge on November 2009 at which time it had been shut down and mothballed since June 2000 as a result of civil unrest that had occurred in the Solomon Islands. In March 2010, the Group formally commenced an A$150 million project to refurbish and redevelop Gold Ridge. In March 2011, Gold Ridge recommenced production.

2 Summary of key financial risks

The Group's business activities expose it to a variety of financial risks, including market, commodity, credit liquidity, foreign exchange, interest rate and interest-bearing liabilities risks. These risks are managed by the Audit, Risk and Compliance Committee pursuant to Board-approved directives. During the period covered by the historical information, the principal financial instruments utilised by the Group comprised interest-bearing cash and short-term deposits, interest bearing borrowings (including finance leases), trade receivables and trade payables which arise directly from the Group's business operations and options that were entered into as part of a gold price hedging programme. For additional information, please refer to paragraph 11 of this Part VII—Qualitative and quantitative disclosure about risk.

3 Significant factors affecting the Group's results of operations

Historically, the Group's operations have been influenced by the following key factors, which the Directors believe will continue to affect the Group's results of operations and financial condition in the future:

Gold price

The Group has generated and intends to continue to generate substantially all of its revenues from the sale of gold and, consequently, the price of gold has had and will continue to have a significant impact on the Group's revenues and operating results to the extent that the Group does not fix the gold price it will receive through gold hedging or forward pricing programmes. As described below, the Group entered into a hedging arrangement for the sale of gold in the period July 2007 to February 2010. At the date of this Prospectus, the Group had not entered and does not currently intend to enter into hedging arrangements in relation to gold prices.

In addition to impacting the Group's revenue, the price the Group realises on gold sold impacts royalties and duties payable by the Group.

The Group sells the gold it produces in the international commodities markets. From July 2007 to 26 February 2010, gold available for sale was either delivered against the Group's contractual commitments under its hedging programme at a fixed price of US$700 per ounce or at the prevailing spot price denominated in US dollars. Historically, the Group's counterparties for spot sales have been an Australian gold refinery or financial institutions of good standing.

The market price for gold is typically quoted as the London Gold Market p.m. gold fixing (the **London PM Price**). Historically, the price of gold has fluctuated widely, and is affected by numerous factors over which producers do not have control, including international economic and political conditions, levels of supply and demand, the availability and costs of substitutes, inventory levels maintained by producers and others and actions of participants in the commodities markets. Price variations and market cycles have influenced the Group's financial results and the Group expects that they will continue to do so, particularly now that it has extinguished its gold hedging programme. For information on the Group's past gold hedging programme, please refer to "Gold hedging programme".

The volatility of the price of gold is illustrated in the following graph, which shows the market price for gold for the past ten calendar years:

Part V of this Prospectus sets out additional information regarding the gold market. For additional information on the Group's hedging programme, please refer to paragraph 7 of this Part VII—Liquidity and capital resources—Loan agreements and credit facilities.

Gold hedging programme

In July 2007, Allied Gold Limited was obliged to put in place a gold hedging programme to secure the price of gold in respect of 170,000 ounces of gold as a condition of financing obtained to develop Simberi. Pursuant to the hedging programme, the Group committed to delivering an agreed quantity of gold into the hedging programme at a fixed price of US$700 per ounce. During the three years ended 30 June 2010, 2009 and 2008, this fixed price was generally lower than the prevailing spot price. The original maturity of the hedge book was 31 December 2011.

During the period of the hedge, the Group restructured the hedge book to reduce the total quantity of gold to be delivered into the hedging programme from 170,000 ounces to 108,544 ounces and to accelerate the maturity of the hedge book to 31 December 2010 In February 2010, however, the Group closed out the hedge programme by pre-delivering all remaining gold to be delivered under the hedge.

Whilst the early termination of the hedging programme gave the Group full price participation in all future sales of gold, for accounting purposes the "Effective Hedge" component of the mark to market loss realised on the close out of the hedge was required to be amortised to the Group's income statement over the period to 31 December 2010.

The following table sets out the impact on reported sales revenue of the Group's gold hedging programme over the period stated. For the purposes of this table, the realised hedge losses are

calculated as the difference between the fixed hedge price of US$700 per ounce and the prevailing spot price at the time the gold was delivered into the hedge.

Financial Period	Number of ounces delivered into the hedge	Realised hedge losses	Realised hedge losses
		US$	A$
Year ended 30 June 2008	17,218	(3,980,604)	(4,253,643)
Year ended 30 June 2009	36,743	(6,536,983)	(8,820,859)
Year ended 30 June 2010	34,429	(16,311,277)	(18,444,804)
Year ended 30 June 2011	20,154	(4,905,931)	(5,519,724)
Total over life of hedge	**108,544**	**(31,734,795)**	**(37,039,030)**
Included in the above totals:			
Six months ended 31 December 2009	17,071	(5,846,153)	(6,633,313)
Six months ended 31 December 2010	20,154	(4,905,931)	(5,519,724)

At the date of this Prospectus, the Group had not entered into, and does not currently intend to enter into, hedging arrangements in relation to gold prices.

Production volumes

For the six months ended 31 December 2010, the Group, through Simberi, produced 37,127 ounces of gold at a total cash cost of A$971 per ounce of gold. In the year ended 30 June 2010, Simberi produced 64,327 ounces of gold at a total cash cost of A$823 per ounce. Since production commenced in February 2008, Simberi has produced in excess of 150,000 ounces of gold. Following the Group's acquisition of ASG and Gold Ridge in late 2009, the Group expects its output for the year ended 30 June 2011 to be in the range of 75Koz to 80Koz of gold.

The amount of gold produced over an operating period can be affected by a number of factors, including unexpected fluctuations in mining rates and recovery rates and variations in the grade of ore mined compared to the Mining Plan(s) and processing inefficiencies leading to lower processing recoveries and unexpected downtime of the processing plant. The volume of gold produced in a given operating period has had, and will continue to have, a significant impact on the Group's financial condition and operating results.

In particular, in the financial periods discussed herein the Group has experienced a number of processing delays, which affected the volumes of gold produced. More specifically, in the year ended 30 June 2010, the Group's operations at Simberi were adversely impacted by unseasonably heavy rainfall during the three months ended 30 September 2009 and, as a result, the Group experienced reductions in its gold production as a consequence of lower mining volumes. In December 2009 and January 2010, the Group lost a total of 13 days of production due to an illegal cease work order. In addition, in the three months ended 31 March 2010, Simberi suffered a structural mechanical failure of its Scrubber Trommel processing equipment, which resulted in eight days of lost production and lower than planned gold recovery volumes while carbon-in-leach tank linings were recoated as part of a scheduled maintenance programme.

The Group has initiated mitigation strategies to counter the adverse impact of excessive rainfall in future periods. In particular, additional mining equipment has been mobilised to work sites to allow for a more flexible utilisation and concentration of mining equipment during periods of dry weather and all-weather access roads to Sorowar and Pigiput mining areas are being constructed. However, there can be no assurance that these unforeseen events that led to processing delays will not occur in the future and impact the Group's results of operation.

Production costs

The Group's key production cost drivers are energy costs (including fuel costs), personnel costs, transportation costs, material supplies and maintenance. The cost of diesel fuel is a major contributing factor in the fluctuation of the Group's production costs as it is used to operate the Group's mining fleet and to generate electrical power inputs for both Simberi and Gold Ridge. The availability and cost of each of these factors is affected by supply and demand factors.

The raw materials used by the Group to produce gold are primarily ore mined, chemical reagents such as cyanide, lime, caustic soda, hydrochloric acid and carbon and diesel fuel. Ore mined is sourced from Simberi Island, reagents are sourced primarily from Australia and Europe and diesel fuel is purchased from PNG. The Group does not have in place long-term supply contracts for its raw materials and, as a result, the prices paid for those materials are subject to market fluctuations. Historically, with the exception of diesel fuel, prices of raw materials have not demonstrated significant price volatility in the financial periods discussed herein. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Prices for diesel fuel have demonstrated significant price volatility over the three year period ended 30 June 2010 and the six months ended 31 December 2010. Generally, with global demand decreasing toward the end of 2008 on fears of a global slowdown in economic activity, global oil prices decreased from a record high of US$147 per barrel in the three months ended 31 December 2008 to close at US$45 per barrel at the end of 2008 and US$77 at the end of 2009. More recently, with growing political uncertainty in certain countries in North Africa and the Middle East, global crude oil prices have increased significantly. While global oil prices are not necessarily directly correlated to the Group's diesel fuel prices, volatility in crude oil prices has a significant impact on the Group's productions costs.

Production costs are also impacted by the efficiency of the Group's mining, processing and related administrative functions. Factors that impact this include the availability and productivity of the Group's mining fleets, the gold content of the ore mined, the quantity and grade of ore delivered to the processing circuit and efficiency and availability of the processing circuit.

Capital costs and depreciation

The value of the Group's mine, plant and infrastructure will be amortised over its useful life. Variables such as the level of capital expenditure, estimates of useful life, including, for those items depreciated on a units of production basis estimates of mineral reserves, will influence the depreciation charge written off to the Group's income statement.

Where the cash flows generated by an asset or group of assets are not sufficient to generate an economic rate of return due to factors such as lower gold prices, higher than expected costs of production, lower than anticipated grades and/or recoveries, the Group may be required to impair the carrying value of the Group's mine, plant and infrastructure.

Interest rates

The Group is affected by fluctuations in interest rates, which directly impact upon the Group's interest income and interest expense. Further fluctuations in interest rates impact the valuation of the Group's financial instruments and impact the calculation of the value in use of the Group's property, plant and equipment. Fluctuations in interest rates may result in gains or losses being recorded in the income statement as a consequence of changes in the value of the Group's assets and liabilities.

Exchange rates

The Group reports its operating results in Australian dollars. Revenues from gold sales are received in US dollars, and a significant portion of its operating expenses are incurred in US dollars, PNG Kina, the Solomon Island dollar, the British pound and other foreign currencies. From time to time, the Group borrows funds and incurs capital expenditures that are denominated in currencies other than the Australian dollar. As a result, fluctuations in the value of non-Australian dollar currencies against the Australian dollar impact the Group's reported revenues and expenditures. In this way, the financial position of the Group is directly affected by changes in foreign exchange rates.

As of the date of this Prospectus, the Group does not hedge with respect to currency exchange rate fluctuations. During the period of the historical information included herein the Group has entered into some intra-quarter foreign currency hedging arrangements, primarily in relation to the Australian dollar and the PNG Kina.

The Group maintains a policy of holding currencies in similar proportions to its forecasted currency requirements.

For additional information, please refer to paragraph 11 of this Part VII—Qualitative and quantitative disclosure about risk—Foreign exchange risk.

Resources or reserves

The Group's accounting estimates for depreciation and amortisation are based, in part, on the Group's mineral reserves and as such are impacted by production and changes in reserves.

Reserves are estimates of the amount of gold that can be economically and legally extracted from the Group's existing properties. In order to calculate reserves, estimates and assumptions must be made with respect to a range of geological, technical and economic factors, including expected quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Because the economic assumptions used to estimate reserves may change, and because additional geological data is generated during the course of operations, estimates of reserves may vary from period to period. Changes in reported reserves may affect the Group's financial results and financial position in a number of ways, including the following:

- Asset carrying values may be affected due to changes in estimated future cash flows.
- Depreciation, depletion and amortisation charged to the statement of comprehensive income may vary where such charges are determined by the units of production basis, or where the useful economic lives of assets change.
- Overburden removal costs recorded on the statement of financial position or charged to the statement of comprehensive income may differ due to changes in stripping ratios or the units of production basis of depreciation.
- Decommissioning, site restoration and environmental provisions may differ where changes in estimated reserves affect expectations about the timing or cost of these activities.
- The carrying value of deferred tax assets may differ due to changes in estimates of the likely recovery of the tax benefits.

For additional information, please refer to paragraph 4 of this Part VII—Critical accounting policies.

Share based payments

Equity instruments, such as options, issued in return for goods or services are accounted for as share based payments. The cost of equity-settled transactions is measured by reference to the fair value of the equity instruments on the date they are granted. This cost is then recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled (the vesting period).

Factors affecting comparability

The table below provides a high level summary of the Group's operating and financial performance over the historical information period included herein followed by a discussion of any significant items that have impacted the results of each of the periods.

The revenue and operating results for the historical period do not reflect any contribution from the Gold Ridge Project. The Group acquired Gold Ridge in November 2009. From November 2009 until 31 December 2010, Gold Ridge was in a capital construction phase (i.e. it did not produce any gold, did not generate revenue and all costs related to the project were capitalised).

Consolidated		Six months ended 31 December 2010	Six months ended 31 December 2009	Year ended 30 June 2010	Year ended 30 June 2009	Year ended 30 June 2008
Financial metrics						
Revenue	A$	40,942,585	33,141,171	67,555,369	77,467,668	23,393,798
Income/(loss) for the period	A$	9,388,992	(22,415,679)	10,228,815	(7,071,651)	(12,224,827)
Income/(loss) per share—basic	c/share	0.90	(4.24)	1.31	(1.65)	(3.46)
Income/(loss) per share—diluted	c/share	0.89	(4.24)	1.31	(1.65)	(3.46)
Operational metrics						
Waste mined	tonnes	1,063,224	223,095	634,296	199,746	81,390
Ore mined	tonnes	1,249,785	962,489	1,981,500	1,708,765	416,627
Ore processed	tonnes	1,153,504	972,121	1,949,650	1,654,149	411,297
Gold produced	ounces	37,127	31,528	64,327	72,609	33,068
Gold sold	ounces	33,556	33,391	63,980	69,886	28,364

The following are the key factors that have impacted the Group's performance for the periods presented in the above table. These factors should be considered when making a comparative assessment of the Group's performance over the period of the historical information.

- The six months ended 31 December 2010 included a gain of A$4,000,000 on the extinguishment of a liability for less than its book value and an A$1,252,500 writeback of share based remuneration expense in relation to executive options that were cancelled due to performance-based vesting conditions attached to those options not being satisfied.
- The six months ended 31 December 2009 included share based remuneration expense of A$6,819,755 and costs of A$1,717,915 relating to the acquisition of ASG.
- The year ended 30 June 2010 included an A$36,666,786 gain on the acquisition of ASG, share based remuneration expense of A$6,819,755, a loss of A$2,891,037 on the termination of the Minesite Dry Hire contract and costs of A$1,717,915 relating to the acquisition of ASG.
- The year ended 30 June 2009 included share based remuneration expense of A$4,130,120 and an impairment of equity investments of A$1,214,402.
- The year ended 30 June 2008 was the year in which Simberi commenced production. The income statement reflects the results of five months of operations from February 2008 to June 2008. Share based remuneration expense of A$3,590,530 was incurred.

A more detailed analysis of the factors affecting the Group's performance in each period is provided at paragraph 6 of this Part VII—Results of operations of the Group.

4 Critical accounting policies

Preparation of the Group's financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities as at the date of the financial statements and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the results of which form the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The Group has identified the following critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details regarding the nature of these assumptions and conditions may be found in the relevant notes to the Group's historical financial information in "Part IX—Historical Financial Information''.

Reserve estimates

Reserves are estimates of the amount of gold that can be economically and legally extracted from the Group's existing properties. In order to calculate reserves, estimates and assumptions must be made with respect to a range of geological, technical and economic factors, including expected quantities,

grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analysing geological data such as drilling samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The Group is required to determine and report ore reserves under the principles incorporated in the Australasian Code for Reporting of Mineral Resources and Ore Reserves December 2004, known as the JORC Code. The JORC Code requires the use of reasonable investment assumptions to calculate reserves. For example, if current prices remain above long-term historical averages for an extended period of time, internal assumptions about future prices may involve the use of lower prices to estimate reserves under the JORC Code. Lower price assumptions generally result in lower estimates of reserves.

Because the economic assumptions used to estimate reserves may change, and because additional geological data is generated during the course of operations, estimates of reserves may vary from period to period. Changes in reported reserves may affect the Group's financial results and financial position in a number of ways, including the following:

- Asset carrying values may be affected due to changes in estimated future cash flows.
- Depreciation, depletion and amortisation charged to the statement of comprehensive income may vary where such charges are determined by the units of production basis, or where the useful economic lives of assets change.
- Overburden removal costs recorded on the statement of financial position or charged to the statement of comprehensive income may differ due to changes in stripping ratios or the units of production basis of depreciation.
- Decommissioning, site restoration and environmental provisions may differ where changes in estimated reserves affect expectations about the timing or cost of these activities.
- The carrying value of deferred tax assets may differ due to changes in estimates of the likely recovery of the tax benefits.

Exploration and evaluation expenditure

The Group's accounting policy regarding exploration and evaluation expenditure provides that certain expenditure items are capitalised for an area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure under the policy, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the statement of comprehensive income.

Share based payments

The Group issues equity-settled share based payments to employees and third parties. Such payments are measured at their fair value on the date they are granted. Fair value is measured using a binomial pricing model that requires the exercise of judgement in relation to variables such as expected volatilities and dividend yields based on information available at the time the fair value is measured.

Development expenditure

Development activities typically commence after a particular project is approved by the requisite members of the management team. Management applies judgement in determining whether and when a project is economically viable. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having commenced development activities, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the statement of comprehensive income.

Property, plant and equipment—recoverable amount

In accordance with the Group's accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognised to the extent that carrying amount exceeds recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties, and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal. Value in use is also generally determined as the present value of the estimated future cash flows, but only those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves, operating costs, restoration and rehabilitation costs and future capital expenditure. This policy requires management to make these estimates and assumptions, which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against the statement of comprehensive income.

Restoration and rehabilitation

The Group's accounting policy requires the recognition of provisions for the restoration and rehabilitation of each site. The provision recognised represents management's best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of possible contamination and the timing, extent and costs of required restoration and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognised for each site is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the statement of financial position by adjusting both the asset restoration and rehabilitation provision. Such changes give rise to a change in future depreciation and financial charges.

Derivative financial instruments

The Group may use derivative financial instruments to provide protection against unfavourable fluctuations in items such as the price of gold, foreign exchange rates, diesel fuel prices and interest rates. At each reporting date, the fair value of outstanding derivative financial instruments is measured using pricing models that require the exercise of judgement in relation to variables such as expected volatilities based on information available at the reporting date. As the underlying drivers for those judgements are constantly changing, the reported derivative financial assets and liabilities are an estimate that may materially change following the balance date.

Taxation

The Group's accounting policy for taxation requires management's judgement in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the statement of financial position. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences in investments, caused principally by retained earnings held in foreign tax jurisdictions, are recognised unless repatriation of retained earnings can be controlled and are not expected to occur in the foreseeable future.

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future cash flows. These in turn, depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, restoration and

rehabilitation costs, capital expenditure, dividends and other capital management transactions. Judgements are also required regarding the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the statement of financial position, as well as the amount of other tax losses and temporary differences not yet recognised.

In such circumstances, some or all of the carrying amount of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the statement of comprehensive income.

Business combination

During the period ended 30 June 2010, the Group recognised a gain of $36,666,786 on the acquisition of a controlled entity. As described in Note 30 to the Group's financial statements as at and for the year ended 30 June 2010, this gain was determined by comparing the consideration paid for the acquisition to the fair value of the net assets acquired. Determination of those fair values required management to make estimations and assumptions similar to those described above for reserve estimates, exploration and evaluation expenditures, development expenditure, property, plant and equipment, restoration and rehabilitation and taxation. A change in any of the underlying assumptions or estimates could impact the fair value of the net assets acquired and the resultant gain on acquisition.

5 Segment reporting

The Group has adopted IFRS 8 Operating Segments from 1 July 2009, which replaces IAS 14 Segment Reporting. The new standard requires what is referred to as a "management approach", under which segment information is presented on the same basis as that used for internal reporting purposes. As described in the notes to the financial statements as at and for the year ended 30 June 2010, operating segments are reported in a manner consistent with the internal reporting provided to the Executive Chairman and the Chief Financial Officer known together as the "chief decision maker".

The Group's business is considered from both a geographic and functional perspective and management has identified four reportable segments: Mining and Processing and Mining Exploration in Papua New Guinea (with respect to Simberi) and Mining and Processing and Mining Exploration in the Solomon Islands (with respect to Gold Ridge). Mining and Processing in the Solomon Islands was reported for the first time in the Group's historical financial information for the six months ended 31 December 2010, but the amount was all capitalised and therefore had no impact on the Group's profit and loss statement.

6 Results of operations of the Group

The following discussion and analysis of the Group's results of operations and financial condition is based on the Group's historical results as extracted from financial information contained in Part IX: "Historical Financial Information" of this Prospectus. It should be noted that production at the Gold Ridge Project recommenced in March 2011. Therefore, the Group's results of operations as at and for the six months ended 31 December 2010 and 2009 and as at and for the years ended 30 June 2010, 2009 and 2008 relate to production at Simberi only.

	For the six months ended 31 December			
	2010		2009	
	A$	Per cent of total revenue	A$	Per cent of total revenue
Revenue	40,942,585	100.0	33,141,171	100.0
Cost of sales	(32,574,869)	79.6	(38,150,819)	115.1
Gross profit/(loss)	**8,367,716**	**20.4**	**(5,009,648)**	**15.1**
Gains/(losses) on derivatives	—	—	(812,476)	2.5
Corporate expenses	(4,950,553)	12.1	(8,002,387)	24.1
Share based remuneration	1,252,500	3.1	(6,819,755)	20.6
Foreign exchange gain/(loss)	444,063	1.1	(112,698)	0.3
Financial income	4,776,722	11.7	180,483	0.5
Financial costs	(501,456)	1.2	(1,839,198)	5.5
Profit/(loss) from continuing operations	**9,388,992**	**22.9**	**(22,415,679)**	**67.6**
Income tax benefit/(expense)	—	—	—	—
Profit/(loss) after tax attributable to:				
Owners of Allied Gold Limited	9,388,992		(22,402,708)	
Non-controlling interest	—		(12,971)	
	9,388,992		**(22,415,679)**	**6**
Basic earnings/(loss) per share (cents)	.90	—	(4.24)	—
Diluted earning/(loss) per share (cents)	.89	—	(4.24)	—

Six months ended 31 December 2010 compared to six months ended 31 December 2009

Revenue (increase of A$7,801,414 or 23.5 per cent)

Revenue increased by A$7,801,414, or 23.5 per cent, from A$33,141,171 in the six months ended 31 December 2009 to A$40,942,585 in the six months ended 31 December 2010 due primarily to the higher achieved gold prices in the six months.

Gold sales of 33,556 ounces in the six months ended 31 December 2010 were at an average realised price (net of hedging adjustments) of A$1,220/oz compared to gold sales of 33,391 ounces in the six months ended 31 December 2009 which were at an average realised price of A$991/oz.

Whilst gold production of 37,127 ounces in 2010 exceeded production of 31,528 ounces in 2009, the volume of gold sold was approximately the same in both periods due to two factors. Firstly, in 2010 there was a build up of gold in circuit of approximately 2,190 ounces due to the adverse impact on the elution circuit of a deterioration in water quality arising from below average rainfall at the Simberi Oxide Plant. Secondly, there was gold produced but not shipped to the refinery as at December 31, 2010 totalling approximately 1,380 ounces. This gold was sold in January 2011.

The following table sets forth the Group's revenue and other income for the six months ended 31 December 2010 and 2009.

	For the six months ended 31 December	
	2010	2009
	A$	
Revenue		
Gold income	40,880,851	33,103,319
By products	61,734	37,852
Total revenue	**40,942,585**	**33,141,171**
Other income		
Net gain on disposal of property, plant and equipment	35,566	—
Net gain on disposal of investments	—	—
Net foreign exchange gains	—	1,392,927
Other	47,062	167,988
Total other income	**82,628**	**1,560,915**

Cost of sales (decrease of A$5,575,950 or 14.6 per cent)

Cost of sales decreased by A$5,575,950, or 14.6 per cent, from A$38,150,819 in the six months ended 31 December 2009 to A$32,574,869 in the six months ended 31 December 2010. The total cost per ounce of gold sold (including non cash cost) in the six months ended 31 December 2010 amounted to A$971 per ounce compared to A$1,210 per ounce in the six months ended 31 December 2009, which was primarily attributable to the largely fixed nature of the costs derived from the Simberi Project being spread over a larger production volume in the six months ended 31 December 2010.

A detailed analysis of cost of sales is set out in the table below:

	Six months ended 31 December	
	2010	2009
	A$	
Cash operating costs:		
Employee expenses	4,920,530	3,684,145
Stores and other consumables	6,087,098	6,652,909
Fuel, power and water	5,454,344	4,292,370
Other	12,298,219	14,696,723
Depreciation and amortisation charges	7,964,691	6,119,493
Changes in inventories and work in progress	(5,071,073)	2,046,279
Royalties	921,060	658,900
Total cost of sales	**32,574,869**	**38,150,819**

Gross profit/(loss) (variance of A$13,377,364)

As a result of factors discussed above, gross profit/(loss) varied by A$13,377,364, from a loss of A$5,009,648 in the six months ended 31 December 2009 to a gain of A$8,367,716 in the six months ended 31 December 2010.

Corporate expenses (decrease of A$3,051,834 or 38.1 per cent)

Corporate expenses decreased by A$3,051,834, or 38.1 per cent, from A$8,002,387 in the six months ended 31 December 2009 to A$4,950,553 in the six months ended 31 December 2010. This decrease was primarily attributable to the absence of costs in the six months ended 31 December 2010 that were incurred in the corresponding period in the previous year, including approximately A$1.8 million of costs incurred in connection with the Group's acquisition of ASG, legal costs incurred in relation to a legal action brought by Allied Gold Limited against Intermet and a former director of Intermet in connection with construction work on Simberi, as well as costs associated with the Group's listing on the TSX. Corporate costs also reduced during the six months ended 31 December 2010 due to the implementation of a cost sharing model resulting in approximately A$2.4 million in corporate costs being recharged to Simberi and Gold Ridge.

Share based remuneration (variance of A$8,072,255)

Share based remuneration varied by A$8,072,255, from an expense of A$6,819,755 in the six months ended 31 December 2009 to a gain of A$1,252,500 in the six months ended 31 December 2010. The gain of A$1,252,500 in the six months ended 31 December 2010 represents a write back of previously-recognised share based compensation expense resulting from the cancellation of executive compensation options for which certain production-based vesting conditions were not met.

Foreign exchange gain/(loss) (variance of A$556,761)

Foreign exchange gain/(loss) varied by A$556,761, from a loss of A$112,698 in the six months ended 31 December 2009 to a gain of A$444,063 in the six months ended 31 December 2010. This variance was primarily attributable to foreign exchange gains on foreign currency liabilities following an overall strengthening in the Australian dollar during the six months ended 31 December 2010.

Financial income (increase of A$4,596,239 or 254.6 per cent)

Financial income increased by A$4,596,239, or 2546.6 per cent, from A$180,483 in the six months ended 31 December 2009 to A$4,776,722 in the six months ended 31 December 2010. This increase was primarily attributable to the recognition of A$4,000,000 of financing income pursuant to the derecognition of accruals that were previously made by a subsidiary. The remaining variance of A$596,239 represents higher interest earned in 2010 due to average cash balances during the six months ended 31 December 2010 being significantly higher than in the six months ended 31 December 2009.

Financial costs (decrease of A$1,337,742 or 72.7 per cent)

Financial costs decreased by A$1,337,742, or 72.7 per cent, from A$1,839,198 in the six months ended 31 December 2009 to A$501,456 in the six months ended 31 December 2010. This decrease was primarily attributable to decreases in the Group's interest charges on its finance leases as a result of the termination of the lease agreement between the Group and Zurich Bay Holdings Pty Ltd (ATF Mine Site Construction Services Trust trading as Mine Site Construction Services) for the hire of mining equipment on 1 April 2010. For additional information on the dry hire agreement, please refer to paragraph 7 of this Part VII—Liquidity and capital resources—Finance leases.

It should be noted that the reduction in financial costs occurred despite there being a significant increase in interest bearing liabilities in the six months ended 31 December 2010 pursuant to the draw down of loans from the International Finance Corporation (**IFC**) and the Bank of the South Pacific (**BSP**). The IFC loans relate to Gold Ridge and as such interest on that facility was capitalised as the project was in the construction phase throughout the six months ended 31 December 2010. The BSP loan was drawn down in late December and therefore had little effect on financial costs for the six months ended 31 December 2010.

Taxation

The Group's effective tax rate was zero in each of the six months ended 31 December 2010 and 2009. For additional information, please refer to "Part IX—Historical Financial Information".

Profit after tax attributable to owners of Allied Gold Limited (variance of A$31,791,700)

As a result of factors discussed above, profit after tax attributable to the owners of the Group in the six months varied by A$31,791,700, from a loss of A$22,402,708 in the six months ended 31 December 2009 to a profit of A$9,388,992 in the six months ended 31 December 2010.

	For the year ended 30 June					
	2010		2009		2008	
	A$	Per cent of total revenue	A$	Per cent of total revenue	A$	Per cent of total revenue
Revenue	67,555,369	100.0	77,467,668	100.0	23,393,798	100.0
Cost of sales	(70,289,540)	104.0	(66,436,649)	85.8	(20,264,174)	86.6
Gross profit/(loss)	**(2,734,171)**	**4.0**	**11,031,019**	**14.2**	**3,129,624**	**13.4**
Gains/(losses) on derivatives	(176,084)	0.3	1,133,187	1.5	(2,685,864)	—
Corporate expenses	(14,773,680)	21.9	(7,545,907)	9.7	(4,404,307)	18.8
Share based remuneration	(6,828,559)	10.1	(4,130,120)	5.3	(3,590,530)	15.3
Impairment of available for sale assets	(7,740)	—	(1,214,402)	1.6	—	—
Gain on acquisition of subsidiary	36,666,786	54.3	—	—	—	—
Other expenses	—	—	(3,426,778)	4.4	(4,049,118)	17.3
Other income	2,243,413	3.3	149,937	0.2	31,688	0.1
Financial income	1,834,972	2.7	327,760	0.4	533,365	2.3
Financial expenses	(5,996,122)	8.9	(3,396,347)	4.4	(1,189,685)	5.1
Profit/(loss) before tax	**10,228,815**	**15.1**	**(7,071,651)**	**9.1**	**(12,224,827)**	**52.3**
Income tax benefit/(expense)	—	—	—	—	—	—
Profit/(loss) after tax attributable to owners of Allied Gold Limited	**10,228,815**	**15.1**	**(7,071,651)**	**9.1**	**(12,224,827)**	**52.3**
Profit/(loss) per share for loss attributable to ordinary equity holders of Allied Gold Limited						
Basic earnings/(loss) per share (cents)	1.31	—	(1.65)	—	(3.46)	—
Diluted earning/(loss) per share (cents)	1.31	—	(1.65)	—	(3.46)	—

Year ended 30 June 2010 compared to year ended 30 June 2009

Revenue (decrease of A$9,912,299 or 12.8 per cent)

Revenue decreased by A$9,912,299, or 12.8 per cent, from A$77,467,668 in the year ended 30 June 2009 to A$67,555,369 in the year ended 30 June 2010. This decrease was primarily attributable to a decrease in gold production and a consequential decrease in gold sales.

The Group recorded gold sales of 63,980 ounces in the year ended 30 June 2010 at an average realised price (after hedge-related accounting adjustments) of A$1,056 per ounce of gold compared to gold sales of 69,886 ounces in the previous year with an average realised price of A$1,108 per ounce of gold. Despite there being an appreciation in the US dollar price of gold during the 2010 year, the strengthening of the Australian dollar against the US dollar resulted in the Australian dollar gold price remaining relatively constant between the periods.

The following table sets forth the Group's revenue and other income for the years ended 30 June 2010 and 2009.

	Year ended 30 June	
	2010	2009
	A$	
Revenue		
Gold income	67,474,314	77,182,556
By products	81,055	285,112
Total revenue	**67,555,369**	**77,467,668**
Other income		
Net gain on disposal of property, plant and equipment	—	52,657
Net gain on disposal of investments	812,353	97,270
Net foreign exchange gains	1,431,060	—
Other	—	10
Total other income	**2,243,413**	**149,937**

Cost of sales (increase of A$3.9 million or 5.8 per cent)

Cost of sales increased by A$3,852,891, or 5.8 per cent from A$66,436,649 in the year ended 30 June 2009 to A$70,289,540 in the year ended 30 June 2010. The increase in cost of sales was primarily attributable to lower mine head grade of 1.18 g/t in the year ended 30 June 2010 compared to 1.64 g/t in the previous year, which resulted in the production of lower amounts of gold from higher process plant throughput.

Depreciation decreased in 2010 compared to 2009 due to a combination of lower production and an increase in mineral reserves, which led to a lower depreciation charge per ounce of gold produced.

The reduction in fuel, power and water in 2010 compared to 2009 was primarily attributable to a significant reduction in diesel fuel prices.

The following table sets forth the Group's cost of sales for the years ended 30 June 2010 and 2009.

	Year ended 30 June	
	2010	2009
	A$	
Cash operating costs:		
Employee expenses	8,455,037	6,223,952
Stores and other consumables	11,350,294	13,853,495
Fuel, power and water	8,952,548	11,402,866
Other	24,891,452	17,966,920
Depreciation and amortisation charges	13,087,125	18,437,429
Changes in inventories and work in progress	1,900,873	(3,166,690)
Royalties	1,652,211	1,718,677
Total cost of sales	**70,289,540**	**66,436,649**

Gross profit/(loss) (variance of A$13,765,190)

As a result of factors discussed above, gross profit/(loss) varied by A$13,765,190, from a profit of A$11,031,019 in the year ended 30 June 2009 to loss of A$2,734,171 in the year ended 30 June 2010.

Corporate expenses (increase of A$7,227,773 or 95.8 per cent)

Corporate expenses increased by A$7,227,773, or 95.8 per cent, from A$7,545,907 in the year ended 30 June 2009 to A$14,773,680 in the year ended 30 June 2010. This increase was primarily attributable to an expenditure of approximately A$1.8 million in connection with the acquisition of ASG, which the Group was required to expense through its income statement pursuant to a change in accounting standards that became effective from 1 July 2009, as well as to the costs associated with the establishment of the corporate support and infrastructure necessary to support the expanded Group following the acquisition of ASG and the implementation of proposed expansion projects following a

successful capital raising undertaken by the Group during the three months ended 30 June 2010. In addition, the Group incurred costs in connection with the Intermet litigation, as well as in connection with the Group's listing on the TSX.

Share based remuneration (increase of A$2,698,439 or 65.3 per cent)

Share based remuneration increased by A$2,698,439, or 65.3 per cent, from A$4,130,120 in the year ended 30 June 2009 to A$6,828,559 in the year ended 30 June 2010. The amount in both years related to options issued to Directors and employees.

Impairment of available for sale assets (decrease of A$1,206,662 or 99.4 per cent)

Impairment of available for sale assets decreased by A$1,206,662, or 99.4 per cent, from A$1,214,402 in the year ended 30 June 2009 to A$7,740 in the year ended 30 June 2010. In the year ended 30 June 2009, the Company recorded an impairment loss of A$1,214,402 relating to shareholdings in various listed companies, the value of which had decreased significantly following a general decline in global equity markets during that period.

Gain on acquisition of subsidiary

In the year ended 30 June 2010, the Group recorded a gain of A$36,666,786 in relation to the acquisition of ASG. This gain represents the excess of the fair value of net assets acquired over the consideration the Company paid to complete the acquisition. For additional information, please refer to the Group's historical financial information in "Part IX—Historical Financial Information".

Other expenses (decrease of A$3,426,778 or 100 per cent)

Other expenses decreased by A$3,426,778, or 100 per cent, from A$3,426,778 in the year ended 30 June 2009 to nil in the year ended 30 June 2010. This decrease was primarily attributable to the Group generating foreign exchange gains on foreign currency cash balances during 2010 compared to foreign exchange losses that were incurred in the previous period.

Other income (increase of A$2,093,476 or 1,396.2 per cent)

Other income increased by A$2,093,476, or 1,396.2 per cent, from A$149,937 in the year ended 30 June 2009 to A$2,243,413 in the year ended 30 June 2010. This increase was primarily attributable to the Group realising gains amounting to A$1,006,313 on the sale of shareholdings in various listed companies in the year ended 30 June 2010.

Financial income (increase of A$1,507,212 or 459.9 per cent)

Financial income increased by A$1,507,212, or 459.9 per cent, from A$327,760 in the year ended 30 June 2009 to A$1,834,972 in the year ended 30 June 2010. This increase was primarily attributable to interest earned on higher average cash balances following the approximately A$150 million equity raising in December 2009.

Financial expenses (increase of A$2,599,775 or 76.5 per cent)

Financial expenses increased by A$2,599,775, or 76.5 per cent, from A$3,396,347 in the year ended 30 June 2009 to A$5,996,122 in the year ended 30 June 2010. This increase was primarily attributable to a loss of A$2,891,037 relating to the termination of a finance lease for the hire of mining equipment prior to its expiration date, which had been entered into with Zurich Bay Holdings Pty Ltd (ATF Mine Site Construction Services Trust trading as Mine Site Construction Services), a company in which Mr. Mark Caruso is a shareholder and director. Prior to its termination, the agreement was accounted for as a finance lease. Under the terms of the agreement, the Group had the option to acquire the leased assets for their agreed fair value on the expiration of the individual leases. The agreement was terminated effective 1 April 2010. The amount payable by the Group as a result of the termination was A$6,466,764, which exceeded the recorded value of the lease liability of A$3,575,727 as at the termination date. The excess of the termination value over the lease liability of A$2,891,037 was recorded as a financial expense. The aggregate amount payable for the mining equipment acquired as a consequence of the termination of the agreement was determined based on an independent valuation of the mining equipment.

Taxation

The Group's effective tax rate was zero in each of the years ended 30 June 2010 and 2009. For additional information, please refer to "Part IX—Historical Financial Information".

Profit after tax attributable to owners of Allied Gold Limited (variance of A$17,300,466)

As a result of factors discussed above, profit after tax attributable to the owners of Allied Gold Limited varied by A$17,300,466, from a loss of A$7,071,651 in the year ended 30 June 2009 to a profit of A$10,228,815 in the year ended 30 June 2010.

Year ended 30 June 2009 compared to year ended 30 June 2008

Revenue (increase of A$54,073,870 or 231.1 per cent)

Revenue increased by A$54,073,870, or 231.1 per cent, from A$23,393,798 in the year ended 30 June 2008 to A$77,467,668 in the year ended 30 June 2009. This increase was primarily attributable to the fact that the year ended 30 June 2009 reflects a full year of production from Simberi compared to five months of production (from February 2008 to June 2008) in the year ended 30 June 2008. In addition, the increase reflects an increase in the average revenue per ounce (from A$825 in the year ended 30 June 2008 to A$1,108 in the year ended 30 June 2009).

The following table sets forth the Group's revenue and other income for the years ended 30 June 2009 and 2008.

	Year ended 30 June	
	2009	2008
	A$	
Revenue		
Gold income	77,182,556	23,350,248
By products	285,112	43,550
Total revenue	**77,467,668**	**23,393,798**
Other income		
Net gain on disposal of property, plant and equipment	52,657	30,455
Net gain on disposal of investments	97,270	—
Other	10	1,233
Total other income	**149,937**	**31,688**

Cost of sales (increase of A$46,172,475 or 227.9 per cent)

Cost of sales increased by A$46,172,475, or 227.9 per cent, from A$20,264,174 in the year ended 30 June 2008 to A$66,436,649 in the year ended 30 June 2009. This increase was primarily attributable to an increase in mining and processing activities in the year ended 30 June 2009 compared to the previous year as a result of full year operations, as described above, as well as an increase in depreciation and amortisation charges of A$11,901,930 from A$6,535,499 in the year ended 30 June 2008 to A$18,437,429 for the year ended 30 June 2009, which was primarily attributable to increased gold production in the year ended 30 June 2009. In particular, a significant proportion of depreciation and amortisation expense is determined using the units of production basis and, as a result, the expense increases or decreases based on variations in gold production.

The following table sets forth the Group's revenue and other income for the years ended 30 June 2010 and 2009.

	Year ended 30 June	
	2009	2008
	A$	
Cash operating costs:		
Employee expenses	6,223,952	2,423,708
Stores and other consumables	13,853,495	3,558,937
Fuel, power and water	11,402,866	4,642,255
Other	17,966,920	7,469,762
Depreciation and amortisation charges	18,437,429	6,409,615
Changes in inventories and work in progress	(3,166,690)	(4,763,684)
Royalties	1,718,677	523,581
Total cost of sales	**66,436,649**	**20,264,174**

Gross profit (increase of A$7,901,395 or 252.5 per cent)

As a result of factors discussed above, gross profit increased by A$7,901,395, or 252.5 per cent, from A$3,129,624 in the year ended 30 June 2008 to A$11,031,019 in the year ended 30 June 2009.

Corporate expenses (increase of A$3,141,600 or 71.3 per cent)

Corporate expenses increased by A$3,141,600, or 71.3 per cent, from A$4,404,307 in the year ended 30 June 2008 to A$7,545,907 in the year ended 30 June 2009. This increase was primarily attributable to the establishment of the required corporate support and infrastructure necessary to support the Group as Simberi moved into the production phase.

Share based remuneration (increase of A$539,590 or 15.0 per cent)

Share based remuneration increased by A$539,590, or 15.0 per cent, from A$3,590,530 in the year ended 30 June 2008 to A$4,130,120 in the year ended 30 June 2009.

Impairment of available for sale assets (increase of A$1,214,402 or 100 per cent)

Impairment of available for sale assets increased by A$1,214,402, or 100 per cent, from nil in the year ended 30 June 2008 to A$1,214,402 in the year ended 30 June 2009. This increase was primarily attributable to the an impairment loss of A$1,214,402 recorded by the Company in the year ended 30 June 2009 related to the value of shareholdings in various listed companies, which had decreased significantly following a general decline in global equity markets during that period. No such impairment loss was recorded in the year ended 30 June 2008.

Other expenses (decrease of A$622,340 or 15.4 per cent)

Other expenses decreased by A$622,340, or 15.4 per cent from A$4,049,118 in the year ended 30 June 2008 to A$3,426,778 in the year ended 30 June 2009. This decrease was primarily attributable to a decrease in foreign exchange losses.

Other income (increase of A$118,249 or 373.2 per cent)

Other income increased by A$118,249, or 373.2 per cent, from A$31,688 in the year ended 30 June 2008 to A$149,937 in the year ended 30 June 2009. This increase was primarily attributable to a net gain on the disposal of investments in an amount of A$97,279.

Financial income (decrease of A$205,605 or 38.5 per cent)

Financial income decreased by A$205,605, or 38.5 per cent, from A$533,365 in the year ended 30 June 2008 to A$327,760 in the year ended 30 June 2009. This decrease was primarily attributable to a decrease in the amount of interest received as a result of lower average cash balances during the period.

Financial expenses (increase of A$2,206,662 or 185.5 per cent)

Financial expenses increased by A$2,206,662, or 185.5 per cent, from A$1,189,685 in the year ended 30 June 2008 to A$3,396,347 in the year ended 30 June 2009. This increase was primarily attributable to the fact that all financing expense was required to be recorded in the income statement in the year ended 30 June 2009. In the year ended 30 June 2008, finance expenses amounting to A$2,025,797 that were incurred prior to the commencement of production in February 2008 were capitalised as development costs.

Taxation

The Company's effective tax rate was zero in each of the years ended 30 June 2009 and 2008. Please refer to "Part IX—Historical Financial Information" for additional information".

Loss after tax attributable to owners of Allied Gold Limited (decrease of A$5,153,176 or 42.2 per cent)

As a result of factors discussed above, loss after tax attributable to the owners of Allied Gold Limited decreased by A$5,153,176, or 42.2 per cent, from A$12,224,827 in the year ended 30 June 2008 to A$7,071,651 in the year ended 30 June 2009.

7 Liquidity and capital resources

The Group's principal source of liquidity is its cash and cash equivalents, which as at 31 December 2010 amounted to A$36,484,444 compared to A$85,525,391 as at 30 June 2010. The majority of the Group's cash and cash equivalents have been invested in higher interest yielding cash management accounts and have historically been held in a combination of Australian dollars, US dollars and PNG Kina. Historically, the Group has relied on cash provided by equity offerings, its operations, bank loans and leasing facilities to finance its working capital and ensure its liquidity. In particular, during the three years ended 30 June 2010, 2009 and 2008, Allied Gold Limited funded its operating activities primarily through equity offerings through the completion of private placements with gross proceeds of A$159,545,451, A$41,575,365 and A$26,891,855, respectively. Allied Gold Limited did not undertake any equity offerings in the six months ended 31 December 2010, while in the six months ended 31 December 2009, Allied Gold Limited completed an equity offering which resulted in gross proceeds amounting to A$159,545,451. The above-mentioned equity offerings have been supplemented by borrowings from external financing sources.

The Group's management expects that the above-mentioned sources will continue to be its main sources of cash in the future. The Group's cash requirements relate primarily to its operating activities, exploration programmes, capital expenditures and the repayment of liabilities as they become due.

In April 2011, Allied Gold Limited completed an equity raising of A$93.8 million pursuant to a private placement transaction. The Company is of the opinion that the working capital available to the Group is sufficient for its present requirements, that is, for at least the 12 months following the date of this Prospectus.

Cash flows of the Group

Cash flows for the six months ended 31 December 2010 and 2009 and for the years ended 30 June 2010, 2009 and 2008

The following table sets forth the Group's cash flows for the six months ended 31 December 2009 and 2010 and for the years ended 30 June 2008, 2009 and 2010.

	For the six months ended 31 December		For the year ended 30 June		
	2010	2009	2010	2009	2008
			(A$)		
Net cash from/(used in) operating activities	7,856,534	(8,933,231)	(20,509,398)	21,563,200	(282,620)
Net cash from/(used in) investing activities	(103,318,849)	(6,592,836)	(63,800,604)	(24,402,510)	(53,313,997)
Net cash from/(used in) financing activities	46,437,202	151,091,597	148,677,057	22,963,380	41,092,805
Net increase/(decrease) in cash and cash equivalents	**(49,025,113)**	**135,565,530**	**64,367,055**	**20,124,070**	**(12,503,812)**
Cash and cash equivalents at the beginning of the period	**85,525,391**	**20,529,979**	**20,529,979**	**154,180**	**12,657,949**
Cash and cash equivalents at the end of the period	**36,486,444**	**157,241,528**	**85,525,391**	**20,529,979**	**154,180**

(a) Cash from/(used in) operating activities

The Group's net cash from operating activities was A$7,856,534 in the six months ended 31 December 2010 compared to net cash used in operating activities in the amount of A$8,933,231 in the six months ended 31 December 2009. The increase in cash generated from operating activities was primarily attributable to higher realised Australian dollar gold revenue in the six months ended 31 December 2010 for the reasons described above.

The Group's net cash used in operating activities was A$20,509,398 in the year ended 30 June 2010 compared to net cash from operating activities in the amount of A$21,563,200 in the year ended 30 June 2009. The significant decrease in cash generated from operating activities was primarily attributable to lower realised gold revenue in the year ended 30 June 2010 due to lower volumes of gold sold as a result of the reasons described above, increased cash costs incurred per ounce of production due to lower head grades compared to the previous year, as well as increased corporate costs in connection with the acquisition of ASG. In addition, during the year ended 30 June 2010, the Group made net payments of A$17,826,546 relating to the close out of the Group's gold hedging commitments, while in the previous year the Group generated cash amounting to A$5,144,710 from a restructuring of the Group's hedge book.

The Group's net cash from operating activities was A$21,563,200 in the year ended 30 June 2009 compared to net cash used in operating activities in the amount of A$282,620 in the year ended 30 June 2008. The increase in cash generated from operating activities was attributable primarily to increased gold sales in the year ended 30 June 2009 due to increased gold production as a result of the reasons mentioned above, as well as the benefit of proceeds amounting to A$5,122,882 from the settlement of derivatives pursuant to a restructuring of the Group's hedge book in the year ended 30 June 2009.

(b) Cash from/(used in) investing activities

The Group's net cash used in investing activities was A$103,318,849 in the six months ended 31 December 2010 compared to A$6,592,836 in the six months ended 31 December 2009. The increase in cash used in investing activities was primarily attributable to a significant increase to the Group's capital expenditure spending primarily in relation to the redevelopment of Gold Ridge following the acquisition of ASG.

The Group's net cash used in investing activities was A$63,800,604 in the year ended 30 June 2010 compared to A$24,402,510 in the year ended 30 June 2009. The increase in cash used in investing activities was primarily attributable to an expenditure of A$52,105,472 on property, plant and equipment in relation to (i) debottlenecking and optimisation initiatives for Simberi in an amount of A$4,156,632, (ii) A$5,203,531 on the upgrade of Simberi mobile equipment fleet, (iii) other capital expenditures for Simberi amounting to A$8,256,643 and (iv) capital expenditures for the redevelopment of Gold Ridge amounting to A$34,198,312, including A$19,078,437 for the purchase of mobile equipment. This was also attributable to exploration and evaluation expenditures amounting to A$9,544,311 that was incurred

compared to A$4,353,494 in the previous year. These expenditures included A$7.1 million on the ongoing sulphide feasibility study being undertaken on Simberi Island and payment of an A$2,500,000 deposit on the purchase of Barrick's interest in the Group since in March 2010 the Group negotiated Barrick's withdrawal from the joint venture agreement over Tatau and Big Tabar Island. Consequently, the Group reassumed management of exploration in the entire area of EL 609. This increase was partially offset by a decrease in development expenditures (from A$7,205,878 in the year ended 30 June 2009 to A$6,915,672 in the year ended 30 June 2010) related primarily to activities undertaken on ML 136 related to the Simberi Project.

The Group's net cash used in investing activities was A$24,402,510 in the year ended 30 June 2009 compared to A$53,313,997 in the year ended 30 June 2008. The decrease in cash used in investing activities was primarily attributable to a reduction in expenditures on property, plant and equipment in the year ended 30 June 2009, following the completion of construction activities during the period, as well as to a reduction in exploration expenditures incurred by Allied Gold Limited in relation to EL 609 as a result of a joint venture agreement entered into with Barrick in March 2008. As described above, the Group negotiated Barrick's withdrawal from the joint venture agreement in March 2010.

(c) Cash generated from/(used in) financing activities

The Group's net cash from financing activities was A$46,437,202 in the six months ended 31 December 2010 compared to A$151,091,597 in the six months ended 31 December 2009. The change was primarily attributable to the fact that in the six months ended 31 December 2009 Allied Gold Limited benefited from gross proceeds from equity raisings of A$159,545,451 compared to gross proceeds received from debt financings in the six months ended 31 December 2010, which amounted to A$53,772,845 pursuant to two facility agreements with IFC and BSP, respectively.

The Group's net cash from financing activities was A$148,677,057 in the year ended 30 June 2010 compared to A$22,963,380 in the year ended 30 June 2009. The change between the two periods was primarily attributable to a significant increase in proceeds from the issuance of equity securities (from A$41,575,365 in the year ended 30 June 2009 to A$159,545,451 in the year ended 30 June 2010).

The Group's net cash from financing activities was A$22,963,380 in the year ended 30 June 2009 compared to A$41,092,805 in the year ended 30 June 2008. The decrease in cash from financing activities was primarily attributable to the repayment of borrowings amounting to A$16,407,977 in the year ended 30 June 2009.

Capital resources

(d) Borrowings

The Group has a secured facility agreement in place with the International Finance Corporation for borrowings of up to A$35 million in relation to the development of the Gold Ridge Project, which was fully drawn as at 31 December 2010. In addition, the Group has an A$22 million facility with Bank of the South Pacific Limited, which has been fully drawn down leaving no undrawn credit facilities as at 30 April 2010. As at 30 April 2011, the Group's long-term borrowings amounted to A$32,768,703 and its short-term borrowings, including the current portion of long-term borrowings, amounted to A$22,606,959.

The following table sets forth certain information relating to the Group's short-term and long-term borrowings as at 31 December 2010 and as at 30 June 2010, 2009 and 2008.

	As at 31 December	As at 30 June		
	2010	2010	2009	2008
Short-term borrowings (including current portion of long-term borrowings)	11,517,869	4,481,970	2,094,483	8,561,286
Long-term borrowings	42,866,750	1,755,820	3,845,885	2,739,755
Total	**54,384,619**	**6,237,790**	**5,940,368**	**11,301,041**

(e) Loan agreements and credit facilities

In the six months ended 31 December 2010, the Group drew down an initial tranche (amounting to A$15 million) under a facility provided to the Group by BSP. This facility is secured by a fixed and floating

charge over the assets of Simberi Gold and by a guarantee provided by Allied Gold Limited. In addition, the Group has an additional A$23 million available to it under this facility. It should be noted that the Group accounts for this facility as a finance lease. For additional information on the facility agreement with BSP, please refer to paragraph 12 of ''Part XII—Additional Information'' of this Prospectus.

In addition, during the six months ended 31 December 2010, the Group drew down a US$35 million loan from IFC that is secured by a fixed and floating charge over the assets of Gold Ridge Mining Limited and by a guarantee provided by Allied Gold Limited. The five-year facility has no principal repayment before November 2011 and no gold hedging is required. The Group utilised the drawn down funds to meet its ongoing capital expenditure commitments in relation to the redevelopment of Gold Ridge.

In July 2007, the Group entered into a US$25 million finance facility with RMB and Macquarie Bank Limited to be utilised for the construction of Simberi. This facility was retired during the year ended 30 June 2009, approximately 21 months ahead of schedule. A condition precedent of this financing facility was that Allied Gold Limited enter into a hedging programme for a specified number of ounces of gold. Under the hedging programme, Allied Gold Limited hedged 170,000 ounces of gold at an effective price of US$700 per ounce of gold for delivery between March 2008 and December 2011. In the course of the financial year ended 30 June 2009, the hedge book was restructured through the close out of the ''in the money'' put option maturing in the period from March 2011 to December 2011, yielding cash proceeds of A$5,122,882 to the Group. A subsequent restructuring of sold call options maturing in the period from March 2010 to December 2011 reduced the duration of the hedge book by approximately 12 months. In February 2010, the Group closed out the hedge book by pre-delivering physical gold in satisfaction of its remaining commitments under the hedging programme.

For additional information regarding the facility agreement and the hedging programme, please refer to paragraph 12 of ''Part XII—Additional Information'' of this Prospectus.

At the date of this Prospectus, the Group has not entered into, and does not currently intend to enter into, hedging arrangements in relation to gold prices.

Finance leases

In April 2010, a lease agreement between the Group and Zurich Bay Holdings Pty Ltd (ATF Mine Site Construction Services Trust trading as Mine Site Construction Services), a company in which Mark Caruso is a shareholder and director, for the hire of mining equipment, was terminated prior to its scheduled expiry date. Prior to its termination, the agreement was accounted for as a finance lease. Under the terms of the agreement, the Group had the option to acquire the leased assets for their agreed fair value on expiry of the individual leases. The agreement was terminated effective 1 April 2010. The amount payable by the Group in consequence of the termination of the agreement was $6,466,764 which exceeded the recorded value of the lease liability of $3,575,727 as at the termination date. The excess of the termination value over the lease liability of $2,891,037 has been recorded in profit and loss under financing costs. The final amount payable for the mining equipment acquired as a consequence of the termination of the agreement was determined based on an independent valuation of the mining equipment. For additional information, see the notes to the historical financial statements for the year ended 30 June 2010 in ''Part IX—Historical Financial Information''.

In addition, the Group accounts for its facility with BSP as a finance lease. For additional information on the facility agreement with BSP, please refer to paragraph 12 of ''Part XII—Additional Information'' of this Prospectus.

8 Off-balance sheet arrangements

The Group had no off-balance sheet arrangements as at 31 December 2010 or as at 30 June 2010, 2009 and 2008.

9 Contractual obligations and commercial commitments

A summary of the Group's total contractual obligations and commercial commitments to make future payments as at 31 December 2010 is set forth below:

		Payments Due by Period			
	Total	Less than 1 Year	Between 1 and 2 Years	3 to 5 Years	More than 5 Years
Contractual obligations as at 31 December 2010					
Finance lease and borrowings obligations	57,759,616	12,851,288	15,532,322	26,444,028	2,931,978
Operating lease obligations	2,093,847	1,338,066	755,781	—	—
Purchase obligations	6,734,489	6,734,489	—	—	—
Other liabilities	14,379,947	14,379,947	—	—	—
Total	**80,967,899**	**35,303,790**	**16,288,103**	**26,444,028**	**2,931,978**

The Group's financial commitments and contingent liabilities are generally limited to controllable expenditures at Simberi and Gold Ridge. Allied Gold Limited's material financial commitments and contingent liabilities as at 31 December 2010 are as follows:

- Leases for office premises, operating leases for various plant and machinery and payments for the charter of aircraft under non-cancellable operating leases expiring within one to five years, in the amount of A$2,093,847;
- Commitments in relation to finance leases for the hire of mining equipment expiring within one to five years, in the amount of A$19,698,168. This amount includes the financing drawn down under the BSP facility agreement referred to above;
- A required expenditure of A$900,900 during the next year in order to maintain current rights of tenure to EL609. Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon the expiration of EL609 or when application for a mining licence is made, and have not been provided for in the accounts; and

The above-mentioned commitments are to be funded through existing cash resources as at 31 December 2010, operating cash flows generated from Simberi and Gold Ridge and committed but undrawn finance facilities with BSP. It should also be noted that in April 2011 the Group raised A$93.8 million pursuant to a private placement transaction.

10 Capital expenditures

The Group's cash outflows used in the purchase of property, plant, equipment and intangible assets amounted to A$103,318,849, A$63,800,604, A$24,402,510 and A$53,313,997 in the six months ended 31 December 2010 and in the years ended 30 June 2010, 2009 and 2008, respectively.

In the six months ended 31 December 2010, the Group's capital expenditures primarily focused on the redevelopment of Gold Ridge following the acquisition of ASG, as well as the Simberi Sulphide Bankable Feasibility Study, Simberi oxide expansion works and ongoing near mine exploration activities on Simberi. In the year ended 30 June 2010, the Group's capital expenditures primarily focused on the redevelopment of Gold Ridge, the purchase of mobile equipment, exploration and evaluation expenditures, debottlenecking and optimisation initiatives of Simberi, as well as the completion of the Simberi Sulphide Pre Feasibility Study. In the year ended 30 June 2009, the Group's capital expenditures primarily focused on, as well as exploration expenditures in relation to EL609. In the year ended 30 June 2008, the Group's capital expenditures primarily focused on the completion of construction activities at Simberi and exploration expenditures in relation to EL609.

The Group generally finances its capital expenditures from its own funds (primarily consisting of gold revenues and equity raisings) and through debt financing (in particular loans with BSP and the IFC). For additional information on these funding sources, please refer to paragraph 7 of this Part VII—Liquidity and capital resources—Loan agreements and credit facilities.

11 Qualitative and quantitative disclosure about risk

In the normal course of its operations, the Group is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. In order to manage these risks, the Group may enter into transactions which make use of both on- and off-statement financial position derivatives. The Group does not acquire, hold or issue derivatives for trading purposes. The Group's management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategy by:

- Safeguarding the Group's core earnings stream from its major asset through the effective control and management of financial risk.
- Effective and efficient use of credit facilities through the adoption of reliable liquidity management planning and procedures.
- Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts.

The Executive Chairman and Chief Financial Officer are responsible for management of the Group's financial risks within Board approved directives. As at 31 December 2010, the Group held the following financial instruments:

	Six months ended 31 December 2010
	A$
Financial assets	
Cash and cash equivalents	36,486,444
Trade and other receivables	4,099,013
Securities available for sale	1,068,024
Derivative assets	—
Total	**41,653,481**
Financial liabilities	
Trade and other payables	14,379,497
Borrowings	54,384,619
Derivative liabilities	—
Total	**68,764,116**

The sensitivity analyses presented in the following notes are based on changes in underlying prices or rates that the Group considered to be reasonably possible at the end of the reporting period.

(a) Market risk

(i) Gold price risk

Gold price risk is the risk that fluctuations in the price of gold will have an adverse effect on current or future earnings. The Group may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices. In order to protect against the impact of falling gold prices, the Group enters into hedging transactions which provide a minimum price to cover non-discretionary operating expenses, repayments due under the Group's financing facilities and sustaining capital. The majority of the Group's forecast production is unhedged, allowing it to take advantage of increases in gold prices.

Prior to 26 February 2010, call and put options were used by the Group to manage the gold price risk. On 26 February 2010, the Group terminated its gold hedging facilities and in the period from 26 February 2010 to 31 December 2010 has maintained an unhedged position in relation to gold price risk. As the Group did not have any hedging in place as at 31 December 2010, it was fully exposed to gold price risk.

(ii) Foreign exchange risk

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the Group's functional currency. The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures

primarily with respect to the PNG Kina, the US dollar, the Solomon Island dollar and the British pound. No material programmes for hedging foreign exchange risk were implemented by the Group in the six months ended 31 December 2010.

The Group's exposure to foreign currency risk at the reporting date was as follows:

	31 December 2010			
	USD	PGK	SBD	GBP
	A$	A$	A$	A$
Financial assets				
Cash and cash equivalents	9,151,533	20,394,678	36,881	390,560
Trade and other receivables	2,458,659	272,237	31,902	—
	11,610,192	**20,666,915**	**68,783**	**390,560**
Financial liabilities				
Trade and other payables	(7,800,076)	3,561,628	635,885	565
Borrowings	34,206,411	19,699,902	—	—
	26,406,335	**23,261,530**	**635,885**	**565**

	31 December 2009			
	USD	PGK	CAD	GBP
	A$	A$	A$	A$
Financial assets				
Cash and cash equivalents	1,521,046	1,745,885	50,175,515	61,647,899
Trade and other receivables	665,241	446,596	—	—
Derivative assets	814,922	—	—	—
	3,001,209	**2,192,481**	**50,175,515**	**61,647,899**
Financial liabilities				
Trade and other payables	835,249	2,617,576	427,811	13,237
Borrowings	—	4,360,736	—	—
Derivative liabilities	15,720,395	—	—	—
	16,555,644	**6,978,312**	**427,811**	**13,237**

Based on the financial instruments held by the Group as at the reporting date, the sensitivity of the Group's profit after tax for the six months and equity at the reporting date to movements in the Australian dollar to the specified exchange rates was:

- Had the Australian dollar weakened/strengthened by 5 per cent against the US dollar with all other variables remaining constant, the Group's profit after tax would have been A$739,808 lower/higher (2009: A$108,298 lower/higher) and equity would have been A$ nil lower/higher (2009: A$786,020).
- Had the Australian dollar weakened/strengthened by 5 per cent against the PNG Kina with all other variables remaining constant, the Group's profit after tax would have been A$129,731 lower/higher (2009: A$239,392 lower/higher).
- Had the Australian dollar weakened/strengthened by 5 per cent against the Solomon Island dollar with all other variables remaining constant, the Group's profit after tax would have been A$28,395 lower/higher (2009: A$2,114 lower/higher).
- Had the Australian dollar weakened/strengthened by 5 per cent against the British pound with all other variables remaining constant, the Group's profit after tax would have been A$19,500 lower/higher (2009: A$3,081,733 lower/higher).
- Had the Canadian dollar weakened/strengthened by 5 per cent against the Solomon Island dollar with all other variables remaining constant, the Group's profit after tax would have been A$nil lower/higher (2009: A$2,487,385 lower/higher).

(iii) Interest rate risk

The Group's main interest rate risk arises from variable rate interest rates on cash and cash equivalents. No hedging programmes were implemented by the Group to manage interest rate risk during the 2010 or 2009 reporting periods.

As at 31 December, the Group had the following exposures to interest rate risk:

	31 December 2010		30 June 2009	
	Weighted average interest rate	Balance	Weighted average interest rate	Balance
	%	A$	%	A$
Financial assets				
Cash and cash equivalents	0.6%	36,486,444	1.2%	157,241,528
Financial liabilities				
Borrowings	9.6%	54,384,619	32.05%	8,003,632

All interest rates were floating rates. Interest rates on the most significant borrowings are repriced every six months.

At 31 December 2010, if interest rates had changed by +/• 50 basis points from the six months end rates per the above table with all other variables held constant, profit for the six months would have been A$104,821 higher/lower (2009: change of +/• 50 basis points—A$487,308 higher/lower).

(iv) Equity price risk

The Group and Allied Gold Limited are exposed to equity securities price risk arising from investments classified on the statement of financial position as available for sale. Investments in equity securities are approved by the Board on a case-by-case basis.

The majority of the Group's and Allied Gold Limited's available for sale equity investments are in junior resource companies listed on the ASX and are included in the S&P/ASX All Ordinaries Gold index.

At 31 December 2010, if the index had changed by +/• 5% from its six months end level with all other variables held constant, Group equity at 31 December 2010 would have been A$53,401 higher/lower (2009: change of +/• 5%—A$29,999 higher/lower).

(b) Credit risk

Credit risk is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the Group. Credit risk is managed at the Group level. The Group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but adopts a policy of only dealing with credit worthy counterparties. Trade and other receivables mainly comprise banking institutions purchasing gold under normal settlement terms of two working days.

Counterparty risk under derivative financial instruments is to two reputable banking institutions.

All cash balances are on deposit with the banking institutions that are members of a highly rated major Australian banking group.

The carrying amount of financial assets recorded in the financial statements represents the Group's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

(c) Liquidity risk

The Group's liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the Group has the ability to access required funding.

The tables below analyse the Group's financial liabilities, net settled derivative financial instruments into relevant maturity groupings based on the remaining period to contractual maturity at the reporting date:

Group entity as at 31 December 2010

	Less than 6 months	6 to 12 months	Between 1 and 2 years	Between 2 and 5 years	Greater than 5 years	Total	Carrying amount
	A$	A$	A$	A$	A$	A$	A$
Trade and other payables	14,379,497	—	—	—	—	14,379,497	14,379,497
Borrowings	4,692,784	8,158,502	15,532,322	26,444,028	2,931,978	57,759,614	54,384,619
Total	**19,072,281**	**8,158,502**	**15,532,322**	**26,444,028**	**2,931,978**	**72,139,111**	**68,764,116**

Group entity as at 31 December 2009

	Less than 6 months	6 to 12 months	Between 1 and 2 years	Between 2 and 5 years	Total	Carrying amount
	A$	A$	A$	A$	A$	A$
Non derivatives						
Trade and other payables	19,322,670	—	—	—	19,322,670	19,322,670
Borrowings	3,019,933	2,834,429	4,324,518	997,492	11,176,372	8,003,632
Total non derivatives	**22,342,603**	**2,834,429**	**4,324,518**	**997,492**	**30,499,042**	**27,326,302**
Derivatives						
Net settled—outflows	8,426,557	8,907,418	—	—	17,333,976	15,720,395
Total derivatives	**8,426,557**	**8,907,418**	**—**	**—**	**17,333,976**	**15,720,395**

(d) Fair value estimation

The fair value of cash and cash equivalents, trade and other receivables and trade and other payables is considered to be a reasonable approximation of their fair value due to their short term nature.

Other financial assets and other financial liabilities represent unrealised gains and losses under derivative financial instruments. Those unrealised gains and losses represent the fair value of commodity contract derivative financial instruments estimated based upon relevant market information at the reporting date.

The fair value of borrowings as at the reporting date is considered to be a reasonable approximation of their fair value as the interest rate on those borrowings is variable and was repriced on the reporting date.

Available for sale financial assets are carried at fair value.

12 Recent developments

In April 2011, the Group completed an equity raising of A$93.8 million pursuant to a private placement transaction.

In March 2011, Gold Ridge recommenced production.

13. Current trading and prospects

The tables below summarise the key unaudited financial and operating statistics for Allied Gold's mining and processing activities for the three months ended 31 March 2010 and the three months ended 31 March 2009:

	For the three months ended 31 March	
	2011	2010
	A$ (unaudited)	A$ (unaudited)
Sales revenue	22,007,771	14,857,132
Cost of sales	(16,847,106)	(12,357,794)
Gross profit/(loss)	**5,160,665**	**2,499,338**
Gains/(losses) on derivatives	—	—
Corporate expenses	(3,757,726)	(3,491,355)
Share based remuneration	—	—
Foreign exchange gain/(loss)	784,338	(1,827,806)
Financial income	140,006	207,641
Financial costs	(794,484)	(825,711)
Profit/(loss) from continuing operatons	**1,532,799**	**(3,437,893)**
Income tax benefit/(expense)	—	—
Profit/(loss) after tax attributable to: Owners of Allied Gold Limited	**1,532,799**	**(3,437,893)**
Non-controlling interest	—	—
Basic earnings/(loss) per share	**0.15**	**(0.33)**
Diluted earnings/(loss) per share	0.14	(0.33)

Note: The sales revenue and gross margin presented above relate wholly to the Group's Simberi operations as the Gold Ridge operation was still in the construction phase as at March 31, 2011 with all expenses being capitalised.

Revenue (increase of $7,150,639 or 48%)

Gold revenue for the three months ended 31 March 2011 of $22,007,771 was $7,150,639 or 48% higher than gold revenue of $14,857,132 in the quarter ended 31 March 2010 due a combination of higher sales volumes and higher realised selling prices.

Sales of 16,034 ounces were made in 2011 compared to 14,064 ounces in 2010. Whilst gold production from Simberi during 2011 was lower at 10,866 ounces, compared to 14,739 ounces in 2010, the volume of gold sold was higher in 2011.This was due to the recovery of gold in circuit from the prior periods during the March Quarter and realisation in the March quarter of 1,781 ounces of gold that were at the refinery as at 31 December 2010. There had been a build up of gold in circuit due to the adverse impact on the elution circuit of deterioration in water quality arising from below average rainfall at the Simberi Oxide Plant.

The average realised gold price of $1,373 per ounce in 2011 compared to $1,056 per ounce in 2010 (a favourable price variance of $317 per ounce). The average realised gold price in 2010 is net of adjustments against revenue arising from the Group's hedge book. Whilst the hedge book was paid out in February 2010, for accounting purposes the hedging losses crystallised at that time were amortised in accordance with the original maturity schedule of the hedge book. The final maturity of the hedge book at the time of its closure in February 2010 was 31 December 2010 and as such there was no further hedge accounting adjustments required for the March 2011 quarter.

Costs of sales (increase of $4,489,312 or 36%)

Cost of sales of $16,847,106 for 2011 equates to $1,051 per ounce of gold sold compared to the 2010 costs of sales of $12,357,794 or $879 per ounce. Costs per ounce were higher in the Quarter due to an increase in the ratio of waste mined to total ore mined from 0.80:1 in 2010 to 2.0:1 in 2011 and a reduction in head grade from 1.22 in 2010 to 1.03 in 2011. The increase in the waste ratio reflected the

accelerated stripping carried out whilst the processing operations were suspended during the month of March 2011. It is expected that a ratio of 1:1 will be maintained in future quarters.

Corporate expenses (increase of $266,371 or 8%)

Corporate expenses of $3,757,726 in 2011 were higher than the corporate expenses of $3,491,355 in the 2010. as a result of Allied Gold Limited increasing its corporate office presence to carry out a number of centralised functions (purchasing, human resources and training) to support the Simberi and Gold Ridge Operations. The additional shared services costs were charged back to the operations during the current period to give a relatively modest increase in corporate expenses.

Foreign exchange gain/(loss) (increase in gain of $2,612,144 or 143%)

Allied Gold recorded a net foreign exchange gain of $784,336 in 2011 compared to a net foreign exchange loss of $1,827,806 in 2010. The gain in 2011 was primarily attributable to gains on foreign currency creditor accounts as a consequence of the strengthening of the Australian dollar. In 2010 the net foreign exchange loss was attributable to foreign exchange losses on foreign currency cash holdings as a consequence of the strengthening Australian dollar.

Financial income (decrease of $67,635 or 33%)

Financial income for 2011 of $140,006 was lower than the 2010 financial income of $207,641. The higher amount in the previous quarter mainly reflects higher interest earn on cash invested.

Financial costs (decrease of $31,227 or 4%)

Financial costs decreased in 2011 following the early termination of the Mine Site Constructions Services Dry Hire contract on 1 April 2010.

Cash and cash flows for the Quarter compared to the Previous Quarter

	For the three months ended	
	31 March 2011	31 December 2010
Key financial statistics		
Cashflow from operations	6,789,079	(16,840,133)
Cashflow from investing activities	(22,969,969)	(35,625,026)
Cashflow from financing activities	(2,597,206)	(1,763,858)
Net cash outflows	**(18,778,096)**	**(54,229,017)**

In the Quarter, Allied Gold reported a net decrease in cash and cash equivalents of ($18,778,096) compared to a net decrease of ($54,229,017) in cash and cash equivalents in the Previous Quarter.

(a) Cash from/(used in) operations

Cash generated by operating activities of $6,789,079 in 2011 compared to the 2010 cash used by operating activities of ($16,840,133) attributed to the hedge book being terminated in February 2010. The cash out flow in the previous Quarter includes net payments of ($18,105,877) relating to the close out of the Group's gold hedging commitments. Gold revenue in the Quarter was $7.1 million higher than in the Previous Quarter due to increased ounces sold and a higher gold price realised (sales of 16,034 ounces in 2011 compared to 14,064 ounces in 2010). There was no outstanding gold sales receivable at the end of the Quarter.

(b) Cash from/(used in) investing activities

Cash used by investing activities decreased from ($35,625,026) in the 2010 to ($22,969,969) in the Quarter due to the Gold Ridge mine construction project nearing completion. There was significant investment expenditure during the Quarter primarily in relation to the Gold Ridge redevelopment and the ongoing Simberi Sulphide Feasibility project. 2011 included $16.4 million expenditure on the Gold Ridge Development Project and $5.4 million upgrading the Simberi mobile fleet.

(c) Cash from/(used in) financing activities

Cash used by financing activities increased from an outflow of ($1,763,858) in 2010 to an outflow of ($2,412,415) during the 2010. The 2011 payments relate predominately to finance leases for capital equipment on Simberi and reflect the drawdown made under the BSP Loan Agreement in December 2010.

Cash position as at March 31, 2011

Allied Gold's cash position as at March 31, 2011 was $16,303,670 in available cash and cash equivalents, compared with $36,486,444 as at December 31, 2010 and $85,525,391 as at June 30, 2010. The decrease was primarily attributable to capital expenditure during the quarter relating to the redevelopment of Gold Ridge.

Subsequent to the quarter end, Allied Gold Limited announced (6 April 2011) completion of $93.8 million placement of new ordinary shares to institutional and sophisticated investors. The proceeds will be used to retire debt, improve Simberi operational efficiency, expand Simberi production and working capital scenario.

PART VIII—CAPITALISATION AND INDEBTEDNESS STATEMENT

Capitalisation and indebtedness

The following table shows the Group's gross indebtedness and the capitalisation as at the dates indicated:

The figures for capitalisation have been extracted from the Group's historical financial information for the six months ended 31 December 2010 set out in Section B of ''Part IX—Historical Financial Information''. The indebtedness and cash figures have been extracted from the underlying accounting records of the Group as at 31 March 2011. The figures exclude balances between entities that comprise the Group.

	As at 31 March 2011
	AUD Unaudited
Current debt:	
Secured[(1)]	19,102,501
Non-current debt:	
Secured[(1)]	34,933,890
Total indebtedness	**54,036,391**

	As at 31 December 2010
	AUD Audited
Capitalisation:	
Share Capital[(2)]	370,183,255
Other Reserve[(3)]	21,028,055
Total capitalisation	**391,211,310**

(1) Assets secured comprise a fixed and floating charge over the assets and undertakings of Simberi Gold Company Limited, Gold Ridge Mining Limited and Allied Gold Finance Pty Ltd.

(2) On 12 April 2011, the Company finalised an institutional placement of 156,330,985 of its shares at A$0.60 per share for gross cash proceeds of A$93,798,591. After deducting cash transaction costs of A$4,505,063, the net equity proceeds received by the Company amounted to A$89,293,534.

(3) Comprises the Share Based Payments reserve and the Available for Sale Investments reserve.

Capitalisation does not include retained earnings and the currency reserve.

Apart from the institutional placement on 12 April 2011 described in note (2) above, there has been no material change in the Group's capitalisation since 31 December 2010 to the date of this document.

The following table shows the Group's net financial indebtedness as at 31 March 2011

	As at 31 March 2011
	AUD Unaudited
Cash	16,303,670
Liquidity	**16,303,670**
Current financial receivables	**2,723,376**
Current bank debt	6,397,388
Current portion of non-current debt	12,705,113
Current financial debt	**19,102,501**
Net current financial indebtedness	**75,455**
Non-current bank loans	11,277,903
Other non-current loans	23,655,987
Non-current financial indebtedness	**34,933,890**
Net financial indebtedness	**35,009,345**

As at 31 March 2011, the Group had no indirect or contingent indebtedness.

SECTION A—FINANCIAL STATEMENTS FOR YEARS ENDED 30 JUNE 2010, 2009 AND 2008

BDO

38 Station Street
Subiaco, WA 6008
PO Box 700 West Perth WA 6872
Australia

To the Directors of Allied Gold Mining PLC

Report on the Financial Report

We have audited the accompanying financial report of Allied Gold Limited, which comprises the consolidated statement of financial position as at 30 June 2010, 2009, and 2008, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the years then ended on those dates, notes comprising a summary of significant accounting policies and other explanatory information, and the directors' declaration of the consolidated entity comprising the disclosing entity and the entities it controlled at the year's end or from time to time during the financial years.

Directors' Responsibility for the Full-Year Financial Report

The directors of the disclosing entity are responsible for the preparation of the financial report that gives a true and fair view in accordance with International Financial Reporting Standards (IFRS) and IFRIC interpretations as adopted by the European Union and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

We conducted our audit in accordance with International Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the IFAC Code of Ethics for Professional Accountants.

Opinion

In our opinion the financial report of Allied Gold Limited:

(i) gives a true and fair view of the consolidated entity's financial position as at 30 June 2010, 2009, and 2008 and of its performance for the years ended on those dates; and

(ii) complies with International Financial Reporting Standards (IFRS) and IFRIC Interpretations as adopted by the European Union.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of annex I of the PD Regulation.

BDO Audit (WA) Pty Ltd

Peter Toll
Director

Perth, Western Australia
Dated this 17th day of June 2011

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO (Australia) Ltd ABN 77 050 110 275, an Australian company limited by guarantee.

Allied Gold Limited

Consolidated Statement of Comprehensive Income

For the year ended 30 June 2010, 2009 and 2008

	Note	2010	2009	2008
		$	$	$
Revenue	6	67,555,369	77,467,668	23,393,798
Cost of sales	7	(70,289,540)	(66,436,649)	(20,264,174)
Gross profit / (loss)		(2,734,171)	11,031,019	3,129,624
Gains / (losses) on derivatives		(176,084)	1,133,187	(2,685,864)
Corporate expenses		(14,773,680)	(7,545,907)	(4,404,307)
Share based remuneration	27(b)	(6,828,559)	(4,130,120)	(3,590,530)
Impairment of available for sale assets		(7,740)	(1,214,402)	—
Gain on acquisition of subsidiary	30	36,666,786	—	—
Other expenses		—	(3,426,778)	(4,049,118)
Other income	6	2,243,413	149,937	31,688
Financial income	6	1,834,972	327,760	533,365
Financial expenses	8	(5,996,122)	(3,396,347)	(1,189,685)
Profit / (loss) before tax		10,228,815	(7,071,651)	(12,224,827)
Income tax benefit / (expense)	9	—	—	—
Profit / (loss) after tax attributable to owners of Allied Gold Limited		10,228,815	(7,071,651)	(12,224,827)
Foreign currency translation differences		6,072,425	(252,552)	(414,648)
Effective portion of changes in fair value of cash flow hedges, net of tax		(6,479,724)	6,520,145	(23,225,075)
Net change in fair value of cash flow hedges transferred to profit or loss, net of tax		10,745,465	7,484,731	1,151,561
Restatement of fair value of cash flow hedges	3(i)	—	(4,320,305)	2,685,864
Net change in fair value for available for sale financial assets, net of tax		1,373,921	129,843	(751,544)
Net change in fair value of available for sale financial assets transferred to profit, net of tax		(1,006,313)	—	—
Total comprehensive income for the year attributable to the owners of Allied Gold Limited		20,934,589	2,490,211	(32,778,669)
Profit / (loss) per share for loss attributable to the ordinary equity holders of Allied Gold Limited				
Basic earnings / (loss) per share (cents)	23	**1.31**	**(1.65)**	**(3.46)**
Diluted earnings / (loss) per share (cents)	23	**1.31**	**(1.65)**	**(3.46)**

Profit and loss is to be read in conjunction with the notes to the financial statements.

All references to "$" in these financial statements are to Australian dollars.

Allied Gold Limited

Consolidated Statement of Financial Position

As at 30 June, 2010,2009 and 2008

	Note	2010	2009	2008
		$	$	$
CURRENT ASSETS				
Cash and cash equivalents	28(a)	85,525,391	20,529,979	154,180
Trade and other receivables	10	4,160,718	800,494	1,758,073
Inventories	11	11,795,370	14,269,497	7,401,734
Derivative financial instruments	12	—	2,509,294	314,212
Other assets	14	3,066,675	246,792	531,032
Total Current Assets		104,548,154	38,356,056	10,159,231
NON-CURRENT ASSETS				
Derivative financial instruments	12	—	851,002	3,495,855
Available for sale financial assets	13	524,230	348,974	1,185,074
Property, plant and equipment	15	302,874,641	145,861,709	130,034,534
Exploration and evaluation expenditure	16	23,711,261	11,115,743	10,406,786
Total Non-Current Assets		327,110,132	158,177,428	145,122,249
Total Assets		431,658,286	196,533,484	155,281,480
CURRENT LIABILITIES				
Trade and other payables	18	44,032,012	20,683,026	14,446,386
Borrowings	19	4,481,970	2,094,483	8,561,286
Derivative financial instruments	12	—	12,636,875	6,972,407
Provisions	20	1,008,116	491,709	365,819
Total Current Liabilities		49,522,098	35,906,093	30,345,898
NON-CURRENT LIABILITIES				
Borrowings	19	1,755,820	3,845,885	2,739,755
Derivative financial instruments	12	—	7,123,887	18,911,174
Provisions	20	9,315,217	2,782,426	2,584,870
Total Non-Current Liabilities		11,071,037	13,752,198	24,235,799
Total Liabilities		**60,593,135**	**49,658,291**	**54,581,697**
NET ASSETS		**371,065,151**	**146,875,193**	**100,699,783**
EQUITY				
Contributed equity	21	369,525,183	173,098,363	133,686,704
Reserves	22	17,099,422	(434,901)	(14,270,303)
Accumulated losses	22	(15,559,454)	(25,788,269)	(18,716,618)
TOTAL EQUITY		**371,065,151**	**146,875,193**	**100,699,783**

The statement of financial position is to be read in conjunction with the notes to the financial statements.

All references to "$" in these financial statements are to Australian dollars.

Allied Gold Limited

Consolidated Statement of Changes in Equity

For the years ended 30 June 2010, 2009 and 2008

	Note	Issued Capital	Accumulated Losses	Share-based payments reserve	Foreign exchange translation reserve	Available for sale investments revaluation reserve	Cash Flow Hedging Reserve	Total	Non-controlling interest	Total equity
		$	$	$	$	$	$	$	$	$
Balance at 1 July 2007		105,794,580	(6,491,791)	1,912,347	22,572	758,090	—	101,995,798	—	101,995,798
Total comprehensive income for the period as reported in the 2008 financial statements										
Loss for the period		—	(9,538,963)	—	—	—	—	(9,538,963)	—	(9,538,963)
Adjustment on change in accounting policy	3(i)	—	(2,685,864)	—	—	—	—	(2,685,864)	—	(2,685,864)
Restated loss for the period		—	(12,224,827)	—	—	—	—	(12,224,827)	—	(12,224,827)
Other comprehensive income										
Foreign currency translation differences		—	—	—	(414,648)	—	—	(414,648)	—	(414,648)
Effective portion of changes in fair value of cash flow hedges, net of tax		—	—	—	—	—	(23,225,075)	(23,225,075)	—	(23,225,075)
Net change in fair value of cash flow hedges transferred to profit or loss, net of tax		—	—	—	—	—	1,151,561	1,151,561	—	1,151,561
Net change in fair value for available for sale financial assets, net of tax		—	—	—	—	(751,544)	—	(751,544)	—	(751,544)
Total other comprehensive income as reported in the 2008 financial statements		—	—	—	(414,648)	(751,544)	(22,073,514)	(23,239,706)	—	(23,239,706)
Adjustment on change in accounting policy	3(i)	—	—	—	—	—	2,685,864	2,685,864	—	2,685,864
Restated total other comprehensive income		—	—	—	(414,648)	(751,544)	(19,387,654)	20,554,022	—	20,554,022
Total comprehensive income for the period		—	(12,224,827)	—	(414,648)	(751,544)	(19,387,654)	(32,778,569)		(32,778,569)
Transactions with owners, recorded directly in equity										
Contributions by and distributions to owners										
Issue of ordinary shares, net of transaction costs		25,971,647	—	—	—	—	—	25,971,647	—	25,971,647
Issue of shares on conversion of options		1,920,477	—	—	—	—	—	1,920,477	—	1,920,477
Share based payments		—	—	3,590,530	—	—	—	3,590,530	—	3,590,530
Total transactions with owners		27,892,124	—	3,590,530	—	—	—	31,482,562	—	31,482,562
Balance at 30 June 2008		133,686,704	(18,716,618)	5,502,877	(392,076)	6,546	(19,387,654)	100,699,783	—	100,699,783

Allied Gold Limited

Consolidated Statement of Changes in Equity (continued)

For the years ended 30 June 2010, 2009 and 2008

	Note	Issued Capital	Accumulated Losses	Share-based payments reserve	Foreign exchange translation reserve	Available for sale investments revaluation reserve	Cash Flow Hedging Reserve	Total	Non-controlling interest	Total equity
		$	$	$	$	$	$	$	$	$
Total comprehensive income for the period as reported in the 2009 financial statements										
Loss for the period		—	(8,226,666)	—	—	—	—	(8,226,666)	—	(8,226,666)
Adjustment on change in accounting policy	3(l)	—	1,155,015	—	—	—	—	1,155,015	—	1,155,015
Restated loss for the period		—	(7,071,651)	—	—	—	—	(7,071,651)	—	(7,071,651)
Other comprehensive income										
Foreign currency translation differences		—	—	—	(252,552)	—	—	(252,552)	—	(252,552)
Effective portion of changes in fair value of cash flow hedges, net of tax		—	—	—	—	—	6,520,145	6,520,145	—	6,520,145
Net change in fair value of cash flow hedges transferred to profit or loss, net of tax		—	—	—	—	—	7,484,731	7,484,731	—	7,484,731
Net change in fair value for available for sale financial assets, net of tax		—	—	—	—	129,843	—	129,843	—	129,843
Total other comprehensive income as reported in the 2009 financial statements		—	—	—	(252,552)	129,843	14,004,876	13,882,167	—	13,882,167
Adjustment on change in accounting policy	3(l)	—	—	—	—	—	(4,320,305)	(4,320,305)	—	(4,320,305)
Restated total other comprehensive income		—	—	—	(252,552)	129,843	9,684,571	9,561,862	—	9,561,862
Total comprehensive income for the period		—	**(7,071,651)**	—	**(252,552)**	**129,843**	**9,684,571**	**2,490,211**	—	**2,490,211**
Transactions with owners, recorded directly in equity										
Contributions by and distributions to owners										
Issue of ordinary shares, net of transaction costs		39,411,659	—	—	—	—	—	39,411,659	—	39,411,659
Share based payments		—	—	4,273,540	—	—	—	4,273,540	—	4,273,540
Total transactions with owners		39,411,659	—	4,273,540	—	—	—	43,685,199	—	43,685,199
Balance at 30 June 2009		**173,098,363**	**(25,788,269)**	**9,776,417**	**(644,628)**	**136,389**	**(9,703,079)**	**146,875,193**	—	**146,875,193**

Allied Gold Limited

Consolidated Statement of Changes in Equity (continued)

For the years ended 30 June 2010, 2009 and 2008

	Note	Issued Capital	Accumulated Losses	Share-based payments reserve	Foreign exchange translation reserve	Available for sale investments revaluation reserve	Cash Flow Hedging Reserve	Total	Non-controlling interest	Total equity
		$	$	$	$	$	$	$	$	$
Total comprehensive income for the period										
Profit		—	10,228,815	—	—	—	—	10,228,815	—	10,228,815
Other comprehensive income										
Foreign currency translation differences		—	—	—	6,072,415	—	—	6,072,415	—	6,072,415
Effective portion of changes in fair value of cash flow hedges, net of tax		—	—	—	—	—	(6,479,724)	(6,479,724)	—	(6,479,724)
Net change in fair value of cash flow hedges transferred to profit or loss, net of tax		—	—	—	—	—	10,745,465	10,745,465	—	10,745,465
Net change in fair value for available for sale financial assets, net of tax		—	—	—	—	1,373,921	—	1,373,921	—	1,373,921
Net change in fair value of available for sale financial assets transferred to profit, net of tax		—	—	—	—	(1,006,313)	—	(1,006,313)	—	(1,006,313)
Total other comprehensive income		—	10,228,815	—	6,072,415	367,608	4,265,741	10,705,764	—	10,705,764
Total comprehensive income for the period		**—**	**10,228,815**	**—**	**6,072,415**	**367,608**	**4,265,741**	**20,934,579**	**—**	**20,934,579**
Transactions with owners, recorded directly in equity										
Contributions by and distributions to owners										
Issue of ordinary shares, net of transaction costs		149,452,106	—	—	—	—	—	149,452,106	—	149,452,106
Issue of ordinary shares related to business combination		46,817,214	—	—	—	—	—	46,817,214	—	46,817,214
Share based payments		—	—	6,828,559	—	—	—	6,828,559	—	6,828,559
Share options exercised		157,500	—	—	—	—	—	157,500	—	157,500
Total contributions by and distributions to owners		**196,426,820**	**—**	**6,828,559**	**—**	**—**	**—**	**203,255,379**	**—**	**203,255,379**
Changes in ownership interests in subsidiaries that do not result in a loss of control										
Non controlling interest on acquisition of subsidiary		—	—	—	—	—	—	—	1,290,667	1,290,667
Acquisition of non-controlling interest		—	—	—	—	—	—	—	(1,290,667)	(1,290,667)
Total changes in ownership interests in subsidiaries		—	—	—	—	—	—	—	—	—
Total transactions with owners		**196,426,820**	**—**	**6,828,559**	**—**	**—**	**—**	**203,255,379**	**—**	**203,255,379**
Balance at 30 June 2010		**369,525,183**	**(15,559,454)**	**16,604,976**	**5,427,787**	**503,997**	**(5,437,338)**	**371,065,151**	**—**	**371,065,151**

Allied Gold Limited

Consolidated Statement of Cash Flows

For the years ended 30 June 2010, 2009 and 2008

	Note	Group 2010	Group 2009	Group 2008
		$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES				
Receipts from customers		67,593,909	78,160,874	21,748,690
Payments to suppliers & employees		(70,897,182)	(61,115,934)	(21,374,990)
(Payments) / proceeds from settlement of derivatives		(17,826,546)	5,122,882	—
Interest received		1,590,685	327,760	533,365
Interest paid		(970,264)	(932,382)	(1,189,685)
Net cash generated by / (used in) operating activities	28(b)	**(20,509,398)**	**21,563,200**	**(282,620)**
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of equity investments		(15,075)	(241,200)	(14,999)
Proceeds from sale of available for sale financial assets		1,206,000	—	—
Purchase of plant & equipment		(52,105,472)	(16,246,475)	(40,223,122)
Development expenditure		(6,915,672)	(7,205,878)	—
Exploration and evaluation expenditure		(9,544,311)	(708,957)	(13,075,876)
Cash acquired on acquisition of subsidiary	30	3,573,926	—	—
Net cash used in investing activities		**(63,800,604)**	**(24,402,510)**	**(53,313,997)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from the issue of securities		159,545,451	41,575,365	26,891,855
Costs of raising equity capital		(9,935,846)	(1,766,744)	(256,773)
Proceeds from borrowings		5,205,282	2,900,000	23,393,561
Finance lease payments		(5,411,333)	(3,337,264)	—
Repayments of borrowings		(726,497)	(16,407,977)	(8,935,838)
Net cash generated by financing activities		**148,677,057**	**22,963,380**	**41,092,805**
Net increase in cash and cash equivalents		**64,367,055**	**20,124,070**	**(12,503,812)**
Cash and cash equivalents at beginning of financial year		20,529,979	154,180	12,657,949
Effects of exchange rate changes on the balance of cash and cash equivalents		628,357	251,729	43
Cash and cash equivalents at end of financial year	28(a)	**85,525,391**	**20,529,979**	**154,180**

The statement of cash flows is to be read in conjunction with the notes to the financial statements.

All references to "$" in these financial statements are to Australian dollars.

1. Reporting entity

Allied Gold Limited ('the Company") is a listed public company, incorporated and domiciled in Australia. These financial statements represent the group financial statements of the group consisting of Allied Gold Limited and its subsidiaries ("Group")."). Allied Gold is a gold production company whose shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "ALG", on the Australian Securities Exchange under the symbol "ALD" and traded on AIM, a market operated by the London Stock Exchange plc under the symbol "AGLD". Allied Gold's business is gold exploration and mining. Its major assets are its 100% owned Simberi gold project (the "Simberi Project"), which is located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern PNG and its 100% interest in Australian Solomons Gold Limited ('ASG") which owns the Gold Ridge Gold Project ("Gold Ridge") which is located on Guadalcanal Island in the Solomon Islands.

2. Basis of preparation

(a) Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRIC interpretations as adopted by the European Union. These are the standards, subsequent amendments and related interpretations issued and adopted by the International Accounting Standards Board (IASB) that have been endorsed by the European Union as at 30 June 2010. The consolidated financial statements also comply with Article 4 of the EU IAS Regulation.

IFRS and IFRIC interpretations applied for the first time in the year ended 30 June 2010

During the year ended 30 June 2010 the Group has adopted the following IFRS and IFRIC interpretations for the first time:

- **IAS 1 (revised) 'Presentation of Financial Statements'**—The revised standard requires the separate presentation of a statement of comprehensive income and statement of changes in equity. All non-owner changes in equity must now be presented in profit and loss and a statement of changes in equity. As a consequence, the group was required to change the presentation of its financial statements. Comparative information has been re-presented so that it is also in conformity with the revised standard. There was no impact on reported profits or total equity.
- **IFRS 8 'Operating Segments (Amendment)'.** The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in an increase in the number of reportable segments presented. In addition, the segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker. There has been no impact on the measurement of the company's assets and liabilities as a consequence of this change in accounting policy. Comparatives for the years ended 30 June 2009 and 30 June 2008 have been restated to conform to the new standard.
- **IFRIC 16 'Hedges of a Net Investment in a Foreign Operation'.** This interpretation clarifies the accounting treatment for hedges of net investments in foreign operations. The Application of these new measures has no effect on net income or shareholders' equity of the Group.
- **IFRIC 17 'Distributions of Non-Cash Assets to Owners'.** This interpretation provides guidance on the measurement and accounting treatment of the distribution of non-cash assets as dividends to its owners. The application of these new measures had no effect on net income or shareholders' equity of the Group.
- **IFRIC 18 'Transfers of Assets from Customers'.** This interpretation applies to the accounting for transfers of assets by entities that receive such transfers from their customers. It clarifies the circumstances and requirements in which the revenue related to the transfer of assets from

2. Basis of preparation (continued)

customers has to be recognized as part of a commercial contract. The application of these new measures had no effect on net income or shareholders' equity of the Group.

- **IAS 27 (revised) 'Consolidated and Separate Financial Statements'.** Previously transactions with non-controlling interests were treated as transactions with parties external to the group. Disposals therefore resulted in gains or losses in profit or loss and purchases resulted in the recognition of goodwill. On disposal or partial disposal, a proportionate interest in reserves attributable to the subsidiary was reclassified to profit or loss or directly to retained earnings. Previously when the group ceased to have control, joint control or significant influence over an entity, the carrying amount of the investment at the date control, joint control or significant influence ceased became its cost for the purposes of subsequently accounting for the retained interests as associates, jointly controlled entity or financial assets. The group has applied the new policy prospectively to transactions occurring on or after 1 July 2009. As a consequence, no adjustments were necessary to any of the amounts previously recognised in the financial statements.
- **IFRS 3 (revised) 'Business Combinations'.** While the revised standard continues to apply the acquisition method to business combinations, there have been some significant changes. All purchase consideration is now recorded at fair value at the acquisition date. Contingent payments classified as debt are subsequently remeasured through profit or loss. Under the group's previous policy, contingent payments were only recognised when the payments were probable and could be measured reliably and were accounted for as an adjustment to the cost of acquisition. Acquisition-related costs are expensed as incurred. Previously, they were recognized as part of the cost of acquisition. Non-controlling interests in an acquiree are now recognised either at fair value or at the non-controlling interest's proportionate share of the acquiree's net identifiable assets. This decision is made on an acquisition-by-acquisition basis. Under the previous policy, the non-controlling interest was always recognised at its share of the acquiree's net identifiable assets. If the group recognises previous acquired deferred tax assets after the initial acquisition accounting is completed there will no longer be any adjustment to goodwill. As a consequence, the recognition of the deferred tax asset will increase the group's net profit after tax. The changes were implemented prospectively from 1 July 2009 and affected the accounting for the acquisition of Australian Solomons Gold Limited disclosed in note 30. Acquisition related costs of $1,717,914 were recognised in profit or loss.
- **Amendment to IAS 39 'Eligible Hedged Items'.** This amendment provides additional guidance to two particular situations in relation to hedge accounting under IAS 39: the identification of inflation as a hedged risk and how to consider the time value of an option in a hedging relationship. The amendment must be applied retrospectively. The Application of these new measures had the effect on net income or shareholders' equity of the Group as described in note 3(i).

IFRS and IFRIC interpretations issued but not effective as at 30 June 2010

At the date of preparation of these consolidated financial statements, the following IFRS and IFRIC Interpretations which have not been applied in these financial statements were in issue but not yet effective:

- **Amendments to IFRS 2 'Share-Based Payment'—Group Cash- Settled Transactions.** The amendments made by the IFRS to IFRS 2 confirm that an entity receiving goods or services in a group share based payment arrangement must recognise an expense for those goods or services regardless of which entity in the group settles the transaction or whether the transaction is settled in shares or cash. They also clarify how the group share-based payment arrangement should be measured, that is, whether it is measured as an equity- or a cash-settled transaction. The group will

2. Basis of preparation (continued)

- apply these amendments retrospectively for the financial reporting period commencing on 1 July 2010. There will be no impact on the group's financial statements.
- **IFRS 9 'Financial Instruments',** effective for annual periods beginning on or after 1 January 2013 addresses the classification and measurement of financial assets and is likely to affect the group's accounting for its financial assets. The standard is not applicable until 1 January 2013. The group is yet to assess its full impact.
- **Amendment to IAS 24 'Related Party Disclosures',** effective for annual periods beginning on or after 1 January 2011. The amendment removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities and clarifies and simplifies the definition of a related party. The group will apply the amended standard from 1 July 2011. When the amendments are applied, the group will need to disclose any transactions between its subsidiaries and its associates. However, it has yet to put systems into place to capture the necessary information. It is therefore not possible to disclose the financial impact, if any, of the amendment on the related party disclosures.
- **IFRS 3 'Business Combinations'.** The IASB has issued a revised IFRS3 Business Combinations which contains the following principal amendments from the existing IFRS3 Business Combinations
  - The revised IFRS3 limits the choice of measuring non-controlling interests (NCI) at either fair value or the NCI's proportionate share of the acquiree's net identifiable assets to NCI's that are present ownership instruments that entitle their holders to a proportionate share of the entity's net assets in the event of liquidation. Other components of NCI must be measured at acquisition date fair value, or as required by other Accounting Standards. There will be no impact on initial adoption as these requirements are only required to be applied prospectively.
  - The amendments clarify that acquiree awards that the acquirer chooses to, but is not obliged to, replace, must be accounted for in the same way as acquiree awards that the acquirer is obliged to replace. There will be no impact on initial adoption as these requirements are only required to be applied prospectively.
  - Additional guidance has been added to confirm that, where the acquiree still has outstanding share-based payment transactions, these form part of the NCI of the acquirer and are measured as follows:
    - If vested—at their market-based measure; and
    - If not vested—at their market-based measure as if acquisition date were the grant date.

  There will be no impact on initial adoption as these requirements are only required to be applied prospectively.
- **IFRIC 19 'Extinguishing Financial Liabilities with Equity Instruments',** effective for annual periods beginning on or after 1 July 2010. clarifies the accounting when an entity renegotiates the terms of its debt with the result that the liability is extinguished by the debtor issuing its own equity instruments to the creditor (debt for equity swap). It requires a gain or loss to be recognised in profit or loss which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. The group will apply the interpretation from 1 July 2010. It is not expected to have any impact on the group's financial statements since it is only retrospectively applied from the beginning of the earliest period presented (1 July 2009) and the group has not entered into any debt for equity swaps since that date.

2. **Basis of preparation (continued)**

- **IAS 5 Non-current Assets Held for Sale and Discontinued Operations** (effective from 1 January 2010). Clarifies that disclosures required for non-current assets (or disposal groups) classified as held for sale or discontinued operations are limited to those required by IAS 5 unless:
  - Disclosures are specifically required for these assets by other IFRS; or
  - Assets and liabilities of a disposal group are not within the measurement requirements of IAS 5 and disclosures are required by other IFRS.

  There will be no impact as these requirements are only required to be applied prospectively to disclosures for non-current assets (or disposal groups) classified as held for sale or discontinued operations.
- **IAS1 Presentation of Financial Statements** (effective from 1 January 2010) Clarifies that terms of a liability that could, at the option of the counterparty, result in the liability being settled by the issue of equity instruments, do not affect its classification. This means that unless the terms of such liabilities require a transfer of cash or other assets within 12 months, they do not necessarily have to be classified as current liabilities. Initial adoption of this amendment will have no impact as the entity does not have any current liabilities where the counterparty has the option to have the liabilities settled by the issue of equity instruments.
- **IAS7 Statement of Cash Flows** (effective 1 January 2010) Clarifies that only expenditures that result in a recognised asset in the statement of financial position are eligible for classification as cash flows from investing activities. Initial adoption of this amendment will have no impact as the entity only recognises cash flows from investing activities for expenditures that result in a recognised asset in the statement of financial position.
- **IAS17 Leases** (effective 1 January 2010) Land can be classified as a finance lease for very long leases where the significant risks and rewards are effectively transferred, despite there being no transfer of title. Initial adoption of this amendment will have no impact as the entity has no leases for land that would qualify for classification as a finance lease.
- **IAS 36 Impairment of Assets** (effective 1 January 2010) Clarifies that CGUs to which goodwill is allocated cannot be larger than an operating segment as defined in IFRS8 Operating Segments before aggregation. There will be no impact as these requirements are only required to be applied prospectively to goodwill impairment calculations for periods commencing on or after 1 July 2010.

(b) Basis of measurement

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available for sale financial assets and derivative financial instruments.

(c) Critical accounting estimates

The preparation of the financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses.

These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2. Basis of preparation (continued)

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the Financial Statements are disclosed in note 4.

3. Statement of significant accounting policies

The significant accounting policies adopted in the presentation of the financial statements are set out below. The accounting policies have been consistently applied to all periods presented in the financial statements and by all entities comprising the group for the purposes of the group financial statements, except for the items described in notes 2(a) above.

(a) Basis of Consolidation

Subsidiaries

A subsidiary is any entity over which the Company has the power to govern the financial and operating policies so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible are taken into account. Subsidiaries are included in the group financial statements from the date on which control is transferred to, or acquired by the Company, until the date control ceases.

The acquisition method of accounting is used to account for business combinations by the group (refer to note 3 (z)).

Investments in subsidiaries are accounted for at the lower of cost less any impairment losses in the separate financial statements of the Company. A list of subsidiaries during the year ended 30 June 2010 is presented in note 31.

Transactions eliminated on consolidation

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the group statement of comprehensive income, statement of comprehensive income, statement of changes in equity and statement of financial position respectively.

Changes in ownership interests

The group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in a separate reserve within equity attributable to owners of Allied Gold Limited.

When the group ceases to have control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, jointly controlled entity or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

3. Statement of significant accounting policies (continued)

If the ownership interest in a jointly-controlled entity or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

(b) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each subsidiary in the group are measured using the currency of the primary economic environment in which that entity operates ("the functional currency"). The group financial statements are presented in Australian dollars which is Allied Gold Limited's functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into Australian dollars at exchange rates ruling at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at balance date are translated to Australian dollars at the rate of exchange ruling on that date. Foreign exchange differences arising on translation are recognised in profit and loss. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

Group companies

The results and financial position of all the group entities (none of which has the functional currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position
- income and expenses for each statement of comprehensive income and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and
- all resulting exchange differences are recognised in other comprehensive income

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, a proportionate share of such exchange differences is reclassified to profit or loss, as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entities and translated at the closing rate.

(c) Revenue

Sales are recognised as revenue only when there has been a passing of title and risk to the customer, and:

- the product is in a form suitable for delivery and no further processing is required by, or on behalf of, the group;
- the quantity and grade of the product can be determined with reasonable accuracy;

3. Statement of significant accounting policies (continued)

- the product has been dispatched to the customer and is no longer under the physical control of the group (or property in the product has earlier passed to the customer);
- the selling price can be measured reliably;
- it is probable that the economic benefits associated with the transaction will flow to the group; and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue represents the gross proceeds receivable from the customer.

(d) Financing income

Financing income represents interest income which is recognised in profit and loss as it accrues, using the effective interest method.

(e) Financing costs

Financing costs are calculated using the effective interest method and include interest, amortisation of discounts or premiums relating to borrowings and amortisation of ancillary costs incurred in connection with arrangement of borrowings and foreign exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

Financing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take a substantial period of time to get ready for their intended use or sale. Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is the amount incurred in relation to that borrowing, net of any interest earned on those borrowings. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate.

(f) Income Tax

Income tax on profit or loss for the year comprises current and deferred tax. Income tax is recognised in profit and loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax paid or payable on the taxable income for the year, using tax rates enacted or substantially enacted at the statement of financial position date, and any adjustment to tax paid or payable in respect of previous years

Deferred tax is provided using the statement of financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit and do not arise in a business combination, nor differences relating to investments in subsidiaries where the Company is able to control the reversal of temporary differences and it is probable that the differences will not reverse in the foreseeable future. The amount of deferred tax provided is determined using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the

3. Statement of significant accounting policies (continued)

group will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions or deductibility imposed by the law.

(g) Non-derivative financial assets

Non-derivative financial instruments comprise investments in equity securities, trade and other receivables and cash and cash equivalents. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. The classification depends on the purpose for which the financial assets were acquired or executed.

Non-derivative financial assets are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non derivative financial instruments are measured as described below.

Held to maturity investments

If the group has the positive intent and ability to hold securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses (refer accounting policy 3(n)).

Available-for-sale financial assets

The group's investments in equity securities are classified as available-for sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (refer accounting policy 3(n)), and foreign exchange gains and losses on available-for-sale monetary items, are recognised directly in equity. When an investment is de-recognised, the cumulative gain or loss in equity is transferred to profit or loss. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of, or otherwise realise, the investment within twelve months of the reporting date.

Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the group's documented risk management or investment strategy. Upon initial recognition attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash, which are subject to an insignificant risk of changes in value and have a maturity of three months or less on the date they are acquired by the group.

Bank overdrafts are shown within short-term borrowings in current liabilities on the statement of financial position.

Trade and other receivables

Trade and other receivables are measured at amortised cost using the effective interest method, less any impairment losses (refer accounting policy 3(n)).

3. Statement of significant accounting policies (continued)

Trade and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, unless their remaining contractual maturity is greater than twelve months after the reporting date in which case they are classified as non-current assets.

Derecognition of financial assets

Financial assets are derecognised when the rights to receive cash flows from the assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

(h) Inventories

Raw materials and stores, work in progress and finished goods are physically measured or estimated and valued at the lower of cost and net realisable value. Net realisable value less costs to sell is assessed annually based on the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.

Cost is determined primarily on the basis of average costs. For processed inventories, cost is derived on an absorption costing basis. Cost comprises cost of purchasing raw materials and cost of production, including attributable mining and processing overheads.

Non-current ore stockpile is ore which is not scheduled to be processed in the twelve months after the reporting date. The group believes the processing of these stockpiles will have a future economic benefit to the group and accordingly values these stockpiles at the lower of cost or net realisable value.

Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase as well as transportation and statutory charges, or net realisable value. Any provision for obsolescence is determined by reference to specific stock items identified.

(i) Derivatives and hedging activities

Derivative instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The group designates certain derivatives as either:

- Hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or
- Hedges of the cash flows of recognised assets and liabilities and highly probable forecast transactions (cash flow hedge).

At the inception of the hedging transaction, the group documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking various hedge transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been, and will continue to be, highly effective in offsetting changes in fair values or cash flows of hedged items.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is greater than twelve months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than twelve months. Trading derivatives are classified as a current asset or liability.

3. Statement of significant accounting policies (continued)

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit and loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the ineffective portion is recognised in profit and loss within other income or other expenses.

The Group did not have any fair value hedges in the period covered by these Financial Statements.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised through other comprehensive income in the hedging reserve. The gain or loss relating to any ineffective portion is recognised immediately in profit and loss within other income or other expenses.

Amounts accumulated in equity are recognised in profit and loss in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place).

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to profit or loss.

Derivatives that do not qualify for hedge accounting

Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit and loss and are included in gains or losses from derivatives.

Change in accounting policy

Amendment to IAS 39 Financial Instruments: Recognition and Measurement became effective and required the Group to amend its accounting policy for cash flow hedges to exclude time value from the one sided hedge risk when designating options as hedges. This has had the effect of requiring the time value component of the mark to market value of options forming part of a cash flow hedge to be recorded directly in profit and loss. The amendment to IAS39 requires the restatement of comparative information.

The following adjustments were made to the statement of financial position as at 1 July 2008:

	Notes	30 June 2008	Increase / (Decrease)	1 July 2008 (restated)
		$	$	$
Accumulated losses		(16,030,754)	(2,685,864)	(18,716,618)
Reserves—cash flow hedging reserve		(22,073,514)	2,685,864	(19,387,650)

3. Statement of significant accounting policies (continued)

Profit for the year ended 30 June 2008 changed as follows:

	Notes	30 June 2008	Increase / (Decrease)	30 June 2008 (restated)
		$	$	$
Income statement (extract)				
Unrealised losses on derivatives		—	(2,685,864)	(2,685,864)
Loss after tax attributable to members of Allied Gold Limited		(9,538,963)	(2,685,864)	(12,224,827)
Basic earnings per share		(2.70)	(0.76)	(3.46)
Diluted earnings per share		(2.70)	(0.76)	(3.46)

The following adjustments were made to the statement of financial position as at 30 June 2009:

	Notes	30 June 2009	Increase / (Decrease)	1 July 2009 (restated)
		$	$	$
Balance sheet (extract)				
Derivative financial instruments—assets	12	2,711,759	648,537	3,360,296
Derivative financial instruments—liabilities	12	15,946,935	3,813,827	19,760,762
Net assets		150,040,483	(3,165,290)	146,875,193
Accumulated losses	22	(24,257,420)	(1,530,849)	(25,788,269)
Reserves—cash flow hedging reserve	22	(8,068,638)	(1,634,441)	(9,703,079)
Total equity		150,040,483	(3,165,290)	146,875,193

Profit for the year ended 30 June 2009 changed as follows:

	Notes	30 June 2009	Increase / (Decrease)	1 July 2009 (restated)
		$	$	$
Income statement (extract)				
Unrealised (losses) gains on derivatives		(21,828)	1,155,015	1,133,187
Loss after tax attributable to members of Allied Gold Limited		(8,226,666)	1,155,015	(7,071,651)
Changes in the fair value of cash flow hedges—gross		6,520,145	—	6,520,145
Transfers to statement of comprehensive income from cash flow hedging reserve—gross		7,484,731	(4,320,305)	3,164,426
Total comprehensive loss (income) for the year attributable to the owners of Allied Gold Limited		5,655,501	(3,165,290)	2,490,211
Basic earnings per share		(1.92)	0.27	(1.65)
Diluted earnings per share		(1.92)	0.27	(1.65)

(j) Exploration and evaluation expenditure

Exploration and evaluation expenditure comprises costs that are directly attributable to researching and analysing existing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; and/or compiling prefeasibility and feasibility studies. Exploration expenditure relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits that have been identified as having economic potential.

3. Statement of significant accounting policies (continued)

Exploration and evaluation expenditure (including amortisation of capitalised licence costs) is charged to profit and loss as incurred except in the following circumstances, in which case the expenditure may be capitalised:

- the exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or
- at the statement of financial position date, exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

Capitalised exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset. As the asset is not available for use, it is not depreciated. All capitalised exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas at which reserves have been discovered but that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is not expected to be recovered it is charged to profit and loss.

Cash flows associated with exploration and evaluation expenditure (comprising both amounts expensed and amounts capitalised) are classified as investing activities in the statement of cash flows.

(k) Development expenditure

When proved reserves are determined and development is sanctioned, capitalised exploration and evaluation expenditure is reclassified as "Other Mineral Assets", and is disclosed as a component of property, plant and equipment. Development expenditure is capitalised and classified as "Other Mineral Assets". The asset is not depreciated until construction is completed and the asset is available for use.

(l) Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (see accounting policy 3(n)). Cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, an appropriate proportion of fixed and variable overheads and capitalised borrowing costs. The cost of self-constructed assets and acquired assets include (i) the initial estimate of the time of installation and during the period of use, when relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and (ii) changes in the measurement of existing liabilities recognised for these costs resulting from changes in the timing or outflow of resources required to settle the obligation or from changes in the discount rate.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Costs incurred on property, plant and equipment subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the group in future years. Where these costs represent separate components they are accounted for as separate assets and are separately depreciated over their useful lives. Costs incurred on property, plant and equipment which do not meet the criteria for capitalisation are expensed as incurred.

The cost of each item of property, plant and equipment is depreciated over its expected useful life reflecting the pattern in which the assets' future economic benefits are expected to be consumed. For

3. Statement of significant accounting policies (continued)

the majority of assets this is accomplished using the unit-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Land is not depreciated.

Acquired mineral rights are capitalised and classified as "Other mineral assets" and depreciated from commencement of production. The group's mineral leases are of sufficient duration (or convey a legal right to renew for a sufficient duration) to enable all proven and probable reserves to be mined in accordance with current production schedules.

Depreciation of property, plant and equipment

Property, plant and equipment is depreciated over its useful life, or over the remaining mine life if shorter. Residual values and useful lives are reviewed, and adjusted if appropriate at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively. The major categories of property, plant and equipment are depreciated on a units of use and/or a straight-line basis as follows:

Units of production basis

For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a units of production basis.

In applying the units of production method, depreciation is normally calculated using based on estimated recoverable gold ounces contained in proved and probable ore reserves.

Straight line basis

Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the remaining mine life are depreciated on a straight line basis as follows:

Plant and equipment	3 to 8.5 years
Buildings	8.5 years
Other mineral assets	3 to 8.5 years

An assets' carrying amount is written down immediately to its recoverable amount if the assets' carrying amount is greater than its estimated recoverable amount (refer accounting policy 3(n)).

Gains and losses on disposals are determined by comparing disposal proceeds with the carrying amount of the asset at the time of disposal. Gains and losses on disposal are included in profit and loss.

(m) Deferred mining costs

Overburden and other mine waste materials are often removed during the initial development of a mine site in order to access the mineral deposit. This activity is referred to as development stripping. The directly attributable costs (inclusive of an allocation of relevant overhead expenditure) are capitalised as development costs. Capitalisation of development stripping costs ceases, and depreciation of those capitalised costs commences, at the time that saleable materials begin to be extracted from the mine. Depreciation of capitalised development stripping costs is determined on a unit of production basis for each separate area of interest. Removal of waste material normally continues throughout the life of a mine. This activity is referred to as production stripping and commences at the time that saleable materials begin to be extracted from the mine.

The costs of production stripping are charged to profit and loss as operating costs when the ratio of waste material to ore extracted for an area of interest is expected to be constant throughout its estimated

3. Statement of significant accounting policies (continued)

life. When the ratio of waste to ore is not expected to be constant, production stripping costs are accounted for as follows:

- All costs are initially charged to profit and loss and classified as operating costs.
- When the current ratio of waste to ore is greater than the estimated life-of-mine ratio, a portion of the stripping costs (inclusive of an allocation of relevant overhead expenditure) is capitalised.
- In subsequent years when the ratio of waste to ore is less than the estimated life-of-mine ratio, a portion of capitalised stripping costs is charged to profit and loss as operating costs.

The amount of production stripping costs capitalised or charged in a financial year is determined so that the stripping expense for the financial year reflects the estimated life-of-mine ratio. Changes to the estimated life-of-mine ratio are accounted for prospectively from the date of the change. Capitalised development stripping costs are classified as 'Property, plant and equipment' and capitalised production stripping costs are classified as 'Other mineral assets'. These assets are considered in combination with other assets of an operation for the purpose of undertaking impairment assessments.

(n) Impairment of assets

The carrying amount of the group's assets, other than inventories (see accounting policy 3(h)), and deferred tax assets (see accounting policy 3(f), are reviewed at each statement of financial position date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For goodwill, the recoverable amount is estimated at least annually.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in profit and loss unless the asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through profit and loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Calculation of recoverable amount

The recoverable amount of the group's receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (that is, the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Receivables are individually assessed for impairment. The recoverable amount of other assets is the greater of their fair value, less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment

An impairment loss in respect of goodwill is not reversed.

An impairment loss in respect of receivables carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

3. Statement of significant accounting policies (continued)

Impairment losses recognised in profit and loss on equity instruments classified as available for sale are not reversed through profit and loss.

In respect of other assets, an impairment loss is reversed when there is an indication that the impairment may no longer exist and if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(o) Non derivative financial liabilities

Trade and other payables

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the group. Trade and other payables are initially measured at fair value and subsequently at amortised cost.

Interest bearing borrowings

Interest bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in profit and loss over the period of the borrowings on an effective interest rate basis.

(p) Provisions

A provision is recognised in the statement of financial position when the group has a present legal, equitable or constructive obligation as a result of a past event, and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. If the effect is material, provisions are determined by discounting the expected future cash flows at the pre-tax rate that reflects current market assessments of the time value of money, and where appropriate, the risks specific to the activity.

Restoration and rehabilitation

A provision is raised for the restoration and rehabilitation of each mine site. Restoration and rehabilitation works can include facility decommissioning and dismantling; removal or treatment of waste materials; land rehabilitation; and site restoration. The extent of the work required and the associated costs are dependent on the relevant regulatory requirements and the group's environmental policies.

A provision for restoration and rehabilitation is recognised at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of the mine site, the provision is increased accordingly. The provision recognised represents management's best estimate of the present value of the all future costs required to restore and rehabilitate each mine site in connection with environmental disturbances that have occurred at the reporting date.

Restoration and rehabilitation provisions are measured as the full amount that has been estimated based on current costs required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money.

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the group from a contract are lower than the unavoidable costs of meeting its obligations under the contract.

3. Statement of significant accounting policies (continued)

(q) Employee benefits

Wages, salaries and annual leave

Liabilities for employee benefits for wages, salaries and annual leave expected to be settled within 12 months of the year end represent present obligations resulting from employees' services provided to the reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the group expects to pay as at the reporting date including related on-costs.

Long-term service benefits

The provisions for employee entitlements to long service leave and other deferred employee benefits represent the present value of the estimated future cash outflows to be made by the group resulting from employees' services provided up to the reporting date and include related on-costs. In determining the liability for long service leave, consideration has been given to future increases in wage and salary rates, and the group's experience with staff departures.

Liabilities for employee entitlements which are not expected to be settled within twelve months are discounted using the rates attached to national government securities at the reporting date, which most closely match the terms of maturity of the related liabilities.

(r) Leases

Leases of property, plant and equipment where substantially all the risks and rewards of ownership are transferred to the group, as lessee, are classified as finance leases. Finance leases are capitalised at the inception of the lease at the fair value of the leased property, or if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are recorded as a liability. Each lease payment is apportioned between the liability and finance cost. The finance cost is charged to profit and loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated in accordance with the group's depreciation policy (refer accounting policy 3(l)).

Leases in which a significant proportion of the risks and rewards of ownership are not transferred to the group as lessee are classified as operating leases. Payments under operating leases, net of any incentives received from the lessor, are charged to profit and loss on a straight line basis over the life of the lease.

(s) Financial guarantee contracts

Financial guarantee contracts are recognised as financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognised less accumulated amortisation, where appropriate.

The fair value of the guarantee is determined as the present value of the difference in the net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

(t) Share based payments

The group provides benefits to its directors and employees in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

3. Statement of significant accounting policies (continued)

Details of plans currently in place to provide these benefits are as follows:

- the Employee Option Incentive Scheme (EOIS), which provides benefits to employees in the form of options to subscribe for shares subject to vesting periods; and
- specific incentive arrangements for directors whereby upon achievement of a particular milestone the director will become entitled to a given number of shares or options.

The cost of these equity-settled transactions with directors and employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using a binomial model.

In valuing equity-settled transactions, no account is taken of any performance conditions. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date'). The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors, will ultimately vest.

This opinion is formed based on the best available information at the reporting date. No expense is recognised for awards that do not ultimately vest. Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(u) Earnings per share

The group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of shares outstanding during the period, adjusted for bonus elements in ordinary shares issued during the year.

Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with the dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming conversion of all dilutive potential ordinary shares.

(v) Contributed equity

Ordinary shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(w) Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables are stated with the amount of GST included. The net amount

3. Statement of significant accounting policies (continued)

of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Balance Sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(x) Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the a committee comprising the Executive Chairman and the Chief Financial Officer.

(y) Dividends

Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the financial year but not distributed at the statement of financial position date.

(z) Business Combinations

The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the group. The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary.

Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net identifiable assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the group's share of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

4. Critical accounting estimates and judgments

The preparation of the group financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the Financial Statements, and the reported revenue and

4. Critical accounting estimates and judgments (continued)

expenses during the periods presented therein. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the results of which form the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

The group has identified the following critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the group's properties. In order to calculate reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analysing geological data such as drilling samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The group is required to determine and report ore reserves under the principles incorporated in the Australasian Code for Reporting of Mineral Resources and Ore Reserves December 2004, known as the JORC Code. The JORC Code requires the use of reasonable investment assumptions to calculate reserves. For example, if current prices remain above long-term historical averages for an extended period of time, internal assumptions about future prices may involve the use of lower prices to estimate reserves under the JORC Code. Lower price assumptions generally result in lower estimates of reserves.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the group's financial results and financial position in a number of ways, including the following:

- Asset carrying values may be affected due to changes in estimated future cash flows.
- Depreciation, depletion and amortisation charged in profit and loss may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.
- Overburden removal costs recorded on the statement of financial position or charged to profit and loss may change due to changes in stripping ratios or the units of production basis of depreciation.
- Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.
- The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Exploration and evaluation expenditure

The group's accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves. This policy requires management to make certain estimates

4. Critical accounting estimates and judgments (continued)

and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure under the policy, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to profit and loss.

Share based payments

The group issues equity settled share based payments to employees and third parties. Such payments are measured at their fair value at the date of grant. Fair value is measured using a binomial pricing model that requires the exercise of judgement in relation to variables such as expected volatilities and dividend yields based on information available at the time the fair value is measured.

Development expenditure

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project is economically viable. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having commenced the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to profit and loss. The carrying value of Development Expenditure is included in Other Mineral Assets—refer note 15.

Property, plant and equipment—recoverable amount

In accordance with the group's accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognised to the extent that carrying amount exceeds recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties, and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal. Value in use is also generally determined as the present value of the estimated future cash flows, but only those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves, operating costs, restoration and rehabilitation costs and future capital expenditure. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against profit and loss.

The carrying values of property, plant and equipment are disclosed in note 15.

Restoration and rehabilitation

The group's accounting policy requires the recognition of provisions for the restoration and rehabilitation of each site. The provision recognised represents management's best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such

4. Critical accounting estimates and judgments (continued)

as: requirements of the relevant legal and regulatory framework; the magnitude of possible contamination and the timing, extent and costs of required restoration and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognised for each site is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the statement of financial position by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges. The carrying value of the mine rehabilitation assets is presented in note 15 and the carrying value of the provision for rehabilitation is presented in note 20.

Derivative Financial Instruments

The group uses derivative financial instruments including call and put options to partially hedge its exposure to downward movements in the price of gold. At each reporting date, the fair value of outstanding options is measured using pricing models that require the exercise of judgement in relation to variables such as expected volatilities based on information available at the reporting date. As the underlying drivers for those judgements are constantly changing, the reported derivative financial assets and liabilities are an estimate that may materially change post balance date. The carrying value of derivatives is presented in note 12.

Taxation

The group's accounting policy for taxation requires management's judgement in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the statement of financial position. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences in investments, caused principally by retained earnings held in foreign tax jurisdictions, are recognised unless repatriation of retained earnings can be controlled and are not expected to occur in the foreseeable future.

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, restoration and rehabilitation costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the statement of financial position and the amount of other tax losses and temporary differences not yet recognised.

In such circumstances, some or all of the carrying amount of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit and loss. Information regarding income tax expense / (benefit) is provided in note 9 and information in relation to deferred tax balances is presented in note 17.

Business combination

During the period, the Group recognised a gain of $36,666,786 on the acquisition of a controlled entity. As described in note 30, this gain was determined by comparing the consideration paid for the acquisition to the fair value of the net assets acquired. The determination of those fair values required management to make estimations and assumptions similar to those described above for reserve estimates, exploration and evaluation expenditures, development expenditure, property, plant and equipment, restoration and rehabilitation and taxation. Any change in any of the underlying assumptions or estimates may impact the fair value of the net assets acquired and the resultant gain on acquisition.

5. Segment reporting

(a) Description of Segments

Management has determined the operating segments based on reports reviewed by the Executive Chairman and the Chief Financial Officer that are used to monitor performance and make strategic decisions. The business is considered from both a geographic and functional perspective and has identified four reportable segments being :

- Mining and processing in Papua new Guinea and the Solomon Islands.
- Mineral exploration in Papua New Guinea and the Solomon Islands.

Papua New Guinea consists of mining and processing and mineral exploration activities undertaken at the Simberi project. Solomon Islands consist of mineral exploration activities only as the project is not currently in production. The performance of the two geographic sectors is monitored separately.

The segment information presented to the Executive Chairman and the Chief Financial Officer does not include reporting of assets and liabilities or cash flows by segment.

Comparative segment information has been recognised in conformity with the requirements of IFRS 8 Operating Segments. In the prior period the segments related to the Solomon Islands were not reported on as these segments were acquired as part of the acquisition of Australian Solomons Gold Limited during the current financial year.

(b) Segment Information provided to the Executive Chairman and the Chief Financial Officer and the Board of Directors

2010

	Papua New Guinea			Solomon Islands			Group		
	Mining and Processing	Mineral Exploration	Total	Mining and Processing	Mineral Exploration	Total	Mining and Processing	Mineral Exploration	Total
	$	$	$	$	$	$	$	$	$
Revenue									
Sales to external customers	67,555,369	—	67,555,369	—	—	—	67,555,369	—	67,555,369
Result									
Segment contribution	(2,734,171)	(6,862,203)	(9,596,374)	(4,782,491)	(16,245)	(4,798,736)	(7,516,662)	(6,878,448)	(14,395,110)

2009

	Papua New Guinea		
	Mining and Processing	Mineral Exploration	Total
	$	$	$
Revenue			
Sales to external customers	77,467,668	—	77,467,668
Result			
Segment contribution	11,031,019	(7,250,878)	3,780,141

5. Segment reporting (continued)

2008

	Papua New Guinea		
	Mining and Processing	Mineral Exploration	Total
	$	$	$
Revenue			
Sales to external customers	23,393,798	—	23,393,798
Result			
Segment contribution	3,129,624	(13,075,876)	(9,946,252)

The Solomon Islands segments are not presented in the 2009 and 2008 segment information as those segments were acquired pursuant to the acquisition of Australian Solomons Gold Limited during the current period (refer note 30).

(c) Other segment information

Reconciliations of reportable segment revenues, profit or loss, assets and liabilities and other material items

	2010	2009	2008
	$	$	$
Revenues			
Total Revenue for reportable segments	67,555,369	77,467,668	23,393,798
Group Revenue	**67,555,369**	**77,467,668**	**23,393,798**

The Executive Chairman and the Chief Financial Officer assess the performance of the operating segments based on a measure of contribution. This measure excludes items such as the effects of equity settled share based payments, and unrealised gains / (losses) on financial instruments. Interest income and interest expense are not allocated to segments, nor are corporate expenses as these activities are centralised.

	2010	2009	2008
Segment contribution	(14,395,110)	3,780,141	(9,946,252)
Capitalised expenditure	11,660,939	7,250,878	13,075,876
Unrealised loss on derivatives	(176,084)	1,133,187	(2,685,864)
Corporate expenses	(14,773,680)	(7,545,907)	(4,404,307)
Share based remuneration	(6,828,559)	(4,130,120)	(3,590,530)
Impairment of available for sale assets	(7,740)	(1,214,402)	—
Gain on acquisition of subsidiary	36,666,786	—	—
Other expenses	—	(1,607,412)	(2,718,288)
Other income	812,353	149,937	31,688
Foreign exchange gain / (loss)	1,431,060	(1,819,366)	(1,330,830)
Financial income	1,834,972	327,760	533,365
Financial costs	(5,996,122)	(3,396,347)	(1,189,685)
Loss from continuing operations	**10,228,815**	**(7,071,651)**	**(12,224,827)**

6. Revenue and other income

(a) Revenue

	2010	2009	2008
	$	$	$
Gold Income	67,474,314	77,182,556	23,350,248
By products	81,055	285,112	43,550
	67,555,369	**77,467,668**	**23,393,798**

(b) Other income

	2010	2009	2008
Net gain on disposal of property, plant and equipment	—	52,657	30,455
Net gain on disposal of investments	812,353	97,270	—
Net foreign exchange gains	1,431,060	—	—
Other	—	10	1,233
	2,243,413	**149,937**	**31,688**

(c) Financial income

	2010	2009	2008
	$	$	$
Interest received	1,834,972	327,760	533,365

7. Cost of sales

	2010	2009	2008
	$	$	$
Cash operating costs comprise:			
• employee expenses	8,455,037	6,223,952	2,423,708
• stores and other consumables	11,350,294	13,853,495	3,558,937
• fuel, power and water	8,952,548	11,402,866	4,642,255
• other	24,891,452	17,966,920	7,469,762
	53,649,331	49,447,233	18,094,662
Depreciation and amortisation charges	13,087,125	18,437,429	6,409,615
Changes in inventories and work in progress	1,900,873	(3,166,690)	(4,763,684)
	68,637,329	64,717,972	19,740,593
Royalties	1,652,211	1,718,677	523,581
	70,289,540	66,436,649	20,264,174

8. Other expenses

Profit / (loss) before income tax includes the following specific expenses:

	2010	2009	2008
Operating lease rentals	—	2,999,950	2,739,279
Net foreign exchange (gains) / losses	(1,431,060)	1,819,366	1,330,830
Employee benefits expense	13,530,903	8,040,573	4,997,000
Amount capitalised	(3,388,255)	—	—
Total employee benefits expense expensed	10,142,648	8,040,573	4,997,000
Superannuation expense included in employee benefits expense is superannuation expense	1,035,273	659,327	409,754
Depreciation and Amortisation			
Depreciation of plant and equipment	8,932,230	12,619,280	4,702,444
Amortisation of leased assets	3,063,658	1,565,355	—
Depreciation of development expenditure	2,354,828	4,348,844	1,833,055
	14,350,716	18,533,479	6,535,499
Amount capitalised	(1,049,791)	—	—
Total depreciation and amortisation expensed	13,300,925	18,533,479	6,535,499

8. Other expenses (continued)

	2010	2009	2008
	$	$	$
Finance expenses			
Interest and finance charges on interest bearing liabilities	2,278,098	3,198,791	3,031,951
Loss termination of finance lease	2,891,037	—	—
Unwinding of discount on provision for rehabilitation	757,759	197,556	183,531
Other	744,520	—	—
	6,671,414	3,396,347	3,215,482
Amount capitalised	(675,292)	—	(2,025,797)
Finance costs expensed	5,996,122	3,396,347	1,189,685
Finance lease contingent rentals	2,996,449	2,216,800	—

9. Income tax expense

(a) Numerical reconciliation of income tax expense to prima facie tax payable

	2010	2009	2008
Profit / (loss) before income tax	10,228,815	(7,071,651)	(12,224,827)
Prima facie tax expense / (benefit) at the Australian tax rate of 30% (2009:30%, 2008:30%)	3,068,645	(2,121,495)	3,667,448
Tax effect of amounts which are not deductible / (taxable) in calculating taxable income:			
Non allowable items	(212,912)	2,849,271	(2,310,566)
Deferred tax assets not recognised	(2,855,733)	(727,776)	(1,356,882)
Income tax expense	—	—	—
Effective tax rate	0%	0%	0%

(b) Current tax liabilities

	2010	2009	2008
Movements in the provision for current income tax during the period were as follows:			
Balance at the beginning of the year	—	—	—
Current year's income tax expense / (benefit) on loss from ordinary activities	2,855,733	727,776	(551,122)
Transfer to tax losses not brought to account	(2,855,733)	(727,776)	551,122
Balance at end of year	—	—	—

10. Trade and other receivables

	2010 $	2009 $	2008 $
Current			
Trade receivables	1,919,810	562,405	1,406,302
Other receivables	2,240,908	238,089	351,771
	4,160,718	800,494	1,758,073

All trade and other receivables are unsecured. No receivables were past due or impaired as at 30 June 2010 (2009: $nil, 2008: $nil)).

The group's exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

11. Inventories

Current			
Raw materials and stores	5,370,488	5,847,146	2,638,050
Ore stockpiles	8	9	286,683
Gold in circuit	5,450,796	6,685,038	3,980,808
Finished goods	974,078	1,737,304	496,193
	11,795,370	14,269,497	7,401,734

12. Derivative financial instruments

Current assets			
Options—cash flow hedges	—	2,509,294	314,212
Current liabilities			
Options—cash flow hedges	—	12,636,875	6,972,407
Non current assets			
Options—cash flow hedges	—	851,002	3,495,855
Non current liabilities			
Options—cash flow hedges	—	7,123,887	18,911,174

The prior period balances have been restated for the impact of a change in accounting policy and an accounting error in the prior period—refer note 3(i).

The derivative financial instrument liabilities in the prior period were denominated in United States dollars and were secured by fixed and floating charge over the assets of the subsidiary that has received the loans. The hedging facilities under which these liabilities arose were terminated in the current year and the fixed and floating charge was released by the hedge providers. The group exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

13. Available for sale financial assets

	Group		
	2010	2009	2008
	$	$	$
Non current			
Listed equity securities—at market value	524,230	348,974	1,185,074

Available for sale financial assets comprise investments in the ordinary issued capital of various entities. There are no fixed returns or fixed maturity dates.

During the year ended 30 June 2010 the Group recognised an impairment loss of $7,740 (2009: $1,214,402) in relation to listed equity investments. These investments declined significantly in value during the period and in the view of the Directors the decline in value is not considered to be temporary.

The impairment loss has been recognised in profit and loss.

The fair value of financial assets and liabilities must be estimated for recognition and measurement. As of 1 July 2009, the group has adopted the amendment to IFRS7 Financial Instruments: Disclosures which requires disclosure of fair values by level of the fair value measurement hierarchy prescribed by IFRS7. The fair value of the group's available for sale financial assets are determined on the basis of unadjusted quoted prices in an active market for those assets and as such fall within level 1 of the IFRS7 fair value measurement hierarchy.

The group's exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

14. Other assets

Current			
Prepayments	3,047,878	166,175	523,821
Other	18,797	80,617	7,211
	3,066,675	246,792	531,032

15. Property, plant and equipment

	Group					
2010	**Land and buildings**	**Plant and equipment**	**Other mineral assets**	**Assets under construction**	**Mine rehabilitation asset**	**Total**
	$	$	$	$	$	$
Cost						
At the beginning of the financial year	7,444,119	94,569,846	58,040,467	9,177,221	2,401,339	171,632,992
Acquired on acquisition of subsidiary (refer note 30)	—	—	15,117,000	67,160,516	3,738,824	86,016,340
Effect of changes in exchange rates	—	—	—	667,657	—	667,657
Additions	1,055,990	23,078,623	4,173,461	55,546,385	955,884	84,810,343
At the end of the financial year	8,500,109	117,648,469	77,330,928	132,551,779	7,096,047	343,127,332
Accumulated depreciation						
At the beginning of the financial year	(1,115,278)	(16,197,218)	(8,101,275)	—	(357,512)	(25,771,283)
Effect of changes in exchange rates	—	—	—	—	—	—
Charge for the year	(469,152)	(10,399,362)	(3,338,234)	—	(144,070)	(14,350,818)
Impairment	—	(130,590)	—	—	—	(130,590)
At the end of the financial year	(1,584,430)	(26,727,170)	(11,439,509)	—	(501,582)	(40,252,691)
Net book value at 30 June 2010	6,915,679	90,921,299	65,891,419	132,551,779	6,594,465	302,874,641

Revision of estimate of reserves used for units of production basis of depreciation

During the year ended 30 June 2010 the estimate of reserves which is used for the basis of calculating units of use depreciation for certain property, plant and equipment utilised at the Group's Simberi Gold Project was increased by 437,000 ounces. The net effect of the change in the current year was a decrease in depreciation and amortisation expense of $5,876,992. The actual impact on deprecation and amortisation expense in future periods will be dependent on the quantity of gold produced and additional capital expenditure on assets that are depreciated on the units of production basis.

	Group					
2009	**Land and buildings**	**Plant and equipment**	**Other mineral assets**	**Assets under construction**	**Mine rehabilitation asset**	**Total**
	$	$	$	$	$	$
Cost						
At the beginning of the financial year	7,419,480	76,264,970	50,834,589	383,588	2,401,339	137,303,966
Additions	24,639	18,304,876	7,205,878	8,793,633	—	34,329,026
At the end of the financial year	7,444,119	94,569,846	58,040,467	9,177,221	2,401,339	171,632,992
Accumulated depreciation						
At the beginning of the financial year	(352,592)	(4,476,151)	(2,326,448)	—	(114,241)	(7,269,432)
Charge for the year	(762,686)	(11,656,675)	(5,774,827)	—	(243,271)	(18,437,459)
Impairment	—	(64,392)	—	—	—	(64,392)
At the end of the financial year	(1,115,278)	(16,197,218)	(8,101,275)	—	(357,512)	(25,771,283)
Net book value at 30 June 2009	6,328,841	78,372,628	49,939,192	9,177,221	2,043,827	145,861,709

15. Property, plant and equipment (continued)

	Group					
2008	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Mine rehabilitation asset	Total
	$	$	$	$	$	$
Cost						
At the beginning of the financial year	—	9,608,945	—	57,613,648	2,401,339	69,623,932
Additions	145,479	552,114	—	34,292,522	—	34,990,115
Disposals	—	(281,968)	—	—	—	(281,968)
Transfers from assets under construction	7,274,001	66,385,879	17,862,702	(91,522,582)	—	—
Transfers from exploration and evaluation expenditure	—	—	32,971,887	—	—	32,971,887
At the end of the financial year	7,419,480	76,264,970	50,834,589	383,588	2,401,339	137,303,966
Accumulated depreciation						
At the beginning of the financial year	—	(788,961)	—	—	—	(788,961)
Charge for the year	(352,592)	(3,742,217)	(2,326,448)	—	(114,241)	(6,535,498)
Disposals	—	55,027	—	—	—	55,027
At the end of the financial year	(352,592)	(4,476,151)	(2,326,448)	—	(114,241)	(7,269,432)
Net book value at 30 June 2008	7,066,888	71,788,819	48,508,141	383,588	2,287,098	130,034,534

(a) Leased assets

Plant and equipment includes the following amounts where the Group is a lessee under a finance lease:

	2010	2009	2008
	$	$	$
Leased equipment			
Cost	5,783,127	7,062,775	—
Accumulated depreciation	(2,202,115)	(1,565,355)	—
Net carrying value	3,581,012	5,497,420	—

(b) Non current assets pledged as security

Refer to note 19 for information on non-current assets pledged as security by Group entities

16. Exploration and evaluation expenditure

	2010	2009	2008
Cost			
At the beginning of the financial year	11,115,743	10,406,786	30,002,238
Transferred from / (to) assets under construction	519,658	—	(32,971,887)
Effect of changes in exchange rates	(852,120)	—	—
Additions	12,927,980	708,957	13,376,435
At the end of the financial year	23,711,261	11,115,743	10,406,786

The ultimate recoupment of capitalised exploration and evaluation expenditure is dependent on successful development and commercial exploitation, or alternatively sale of the exploration areas.

17. Deferred tax assets and liabilities

	2010	2009	2008
	$	$	$

(a) Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2010 $	2009 $	2008 $
Deductible temporary differences	11,126,821	1,088,523	295,108
Deductible temporary differences recognised in equity	1,340,363	—	—
Tax losses	52,784,173	866,916	1,248,188
Deferred tax assets brought to account to reduce provision for deferred income tax	(20,839,361)	(616,253)	—
	44,411,996	1,339,186	1,543,296

All unrecognised deferred tax assets relate to items recognised in profit and loss.

The deductible temporary differences and tax losses do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be applied.

(b) Provision for deferred income tax

Provision for deferred income tax comprises the estimated expense at the applicable tax rate of the following items:

	2010 $	2009 $	2008 $
Exploration and evaluation expenditure	20,044,547	265,235	—
Unrealised foreign exchange differences	646,236	351,018	—
Accrued income	148,578	—	—
Deferred tax assets brought to account to reduce provision for deferred income tax	(20,839,361)	(616,253)	—
	—	—	—

18. Trade and other payables

	2010 $	2009 $	2008 $
Current			
Trade payables	25,377,894	12,786,505	10,889,565
Other payables and accruals	18,654,118	7,896,521	3,556,821
	44,032,012	20,683,026	14,446,386

All trade and other payables are unsecured. The group's exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

19. Borrowings

	2010	2009	2008
	$	$	$
Current			
Interest bearing loans	2,775,551	—	8,561,286
Finance lease liabilities	1,706,419	2,094,483	—
	4,481,970	2,094,483	8,561,286
Non current			
Finance lease liabilities	1,755,820	3,845,885	—
Interest bearing loans	—	—	2,739,755
	1,755,820	3,845,885	2,739,755

The carrying amount of assets pledged as security for current and non current borrowings that are subject to fixed charges were:

	2010	2009	2008
Property, plant and equipment	3,581,012	138,070,287	130,034,534
Available for sale financial assets	—	—	1,185,074
Exploration and evaluation expenditure	—	—	10,406,786
	3,581,012	138,070,287	141,626,394

Current assets of the group with a value of $nil that are not subject to a fixed charge are subject to a floating charge (2009: $24,329,033).

The group exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

On 24 June 2010, the Group entered into a USD35 million financing facility with International Finance Corporation to assist with financing the redevelopment of the Gold Ridge Project in the Solomon Islands (2009: $nil).

20. Provisions

	2010	2009	2008
	$	$	$
Current			
Employee entitlements	1,008,118	491,709	365,819
Non current			
Rehabilitation and restoration	9,315,217	2,782,426	2,584,870

Movements in each class of provision during the financial year, other than employee benefits, are set out below:

	2010	2009	2008
Rehabilitation and restoration			
Carrying amount at start of year	2,782,426	2,584,870	2,401,339
Increase in provision due to change in estimate	955,884	—	—
Acquired on acquisition of subsidiary (refer note 30)	4,679,737	—	—
Effect of exchange rates	139,411	—	—
Accrual of discount	757,759	197,556	183,551
	9,315,217	2,782,426	2,584,870

20. Provisions (continued)

Provision for rehabilitation and restoration

The provision for rehabilitation and restoration is based on the group's environmental plans, in compliance with current environmental and regulatory requirements. The costs include obligations relating to reclamation, waste site closure, plant closure and other costs associated with the rehabilitation and restoration of mining and exploration sites. Full provision is made based on the net present value of the estimated cost of rehabilitating and restoring the environmental disturbance that has occurred up to the date of the Financial Statements.

During the period the Group engaged an independent consultant to prepare a revised estimate of the cost of rehabilitating and restoring the environmental disturbance that has occurred up to 30 June 2010 at the Simberi Gold Project. Based on the independent consultant's report and a discount rate of 13%, the provision for rehabilitation and restoration for the Simberi Gold Project was increased by $955,884.

21. Contributed equity

	2010	2009	2008
	$	$	$
(a) Ordinary shares	369,525,183	173,098,363	133,686,704
Movements in ordinary share capital:			
Balance at beginning of financial year	173,098,363	133,686,704	105,794,580
Placement January 2008 at 72 cents	—	—	10,527,728
Placement March 2008 at 85 cents	—	—	15,000,000
Placement March 2008 at 73 cents	—	—	987,042
Placement August 2008 at 31 cents	—	10,536,451	—
Placement February 2009 at 50 cents	—	30,824,500	—
Issued on acquisition of subsidiary (refer note 30)	46,817,214	—	—
Placement December 2009 at 35 cents	159,387,951	—	—
Conversion of options	157,500	—	1,920,477
	379,461,028	175,047,655	134,229,827
Costs of capital raising	(9,935,845)	(1,949,292)	(543,123)
Balance at end of financial year	369,525,183	173,098,363	133,686,704

	2010 Number of shares	2009 Number of shares	2008 Number of shares
(a) Ordinary shares	1,040,132,142	472,643,276	377,005,725
Movements in ordinary share capital:			
Balance at beginning of financial year	472,643,276	377,005,725	337,649,220
Placement August 2008 at 31 cents	—	33,988,551	—
Placement January 2008 at 72 cents	—	—	14,621,844
Placement March 2008 at 85 cents	—	—	17,647,059
Placement March 2008 at 73 cents	—	—	1,352,112
Placement February 2009 at 50 cents	—	61,649,000	—
Issued on acquisition of subsidiary (refer note 30)	110,339,866	—	—
Placement December 2009 at 35 cents	456,699,000	—	—
Conversion of options	450,000	—	5,735,600
Balance at end of financial year	1,040,132,142	472,643,276	377,005,725

Ordinary shares entitle the holder to one vote per share and to participate in dividends and proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

21. Contributed equity (continued)

(b) Options

Each option is convertible into one ordinary share in the company when exercised. Options do not participate in dividends and do not give holders voting rights.

Options granted and exercised during the period, and on issue at balance date are as follows.

The table below sets out the movements in options during the year ended 30 June 2010:

Exercise Price	Maturity	Outstanding at 1 July 2009	Options issued	Options expired or cancelled	Options exercised	Outstanding at 30 June 2010
$0.50 options	31/10/2009	180,000	—	(180,000)	—	—
$0.45 options	31/12/2009	3,400,000	—	(3,400,000)	—	—
$0.80 options	31/12/2010	1,000,000	—	—	—	1,000,000
$1 options	31/12/2010	1,000,000	—	—	—	1,000,000
$1.25 options	31/12/2010	1,000,000	—	—	—	1,000,000
$1.50 options	31/12/2010	1,000,000	—	—	—	1,000,000
$2 options	31/12/2010	1,000,000	—	—	—	1,000,000
$0.35 options[i]	31/10/2011	36,325,000	—	(5,862,500)	(450,000)	30,012,500
$0.31 Options	31/12/2010	1,699,427	—	—	—	1,699,427
$0.35 Options[ii]	31/12/2011	—	1,500,000	—	—	1,500,000
$0.50 Options[iii]	31/12/2013	—	37,500,000	—	—	37,500,000
$0.50 options[iv]	31/12/2013	—	1,175,000	—	—	1,175,000
		46,604,427	**40,175,000**	**(9,442,500)**	**(450,000)**	**76,886,927**

Notes:

(i) Of the 30,012,500 options expiring 31 October 2011, 9,375,000 vest upon the share price trading at $A0.70 or above on five consecutive days.

(ii) Of the 1,500,000 options issued on 11 November 2009 and expiring 31 December 2011, 500,000 vest upon the share price trading at $A0.70 or above on five consecutive days.

(iii) Of the 37,500,000 options issued on 11 November 2009 expiring 31 December 2013, 15,000,000 vest on 7 December 2010; 15,000,000 vest upon the share price reaching $A0.70 and 7,500,000 vest upon Allied Gold producing 100,000 ounces of gold in the period 1 October 2009 to 31 December 2010.

(iv) Issued 22 December 2009.

The table below sets out the movements in options during the 2009 year:

Exercise Price	Maturity	Outstanding at 1 July 2008	Options issued	Options expired or cancelled	Options exercised	Outstanding at 30 June 2009
$0.50 options	31/12/2008	3,100,000	—	(3,100,000)	—	—
$0.45 options	31/12/2009	3,400,000	—	—	—	3,400.000
$0.80 options	31/12/2008	750,000	—	(750,000)	—	—
$0.80 options	31/12/2010	1,400,000	—	(400,000)	—	1,000,000
$0.40 options	31/12/2008	1,000,000	—	(1,000,000)		—
$0.44 options	31/12/2008	1,000,000	—	(1,000,000)		—
$0.72 options	30/6/2009	713,261	—	(713,261)	—	—
$0.50 options	30/10/2009	370,000	—	(190.000)	—	180,000
$1 options	31/12/2010	1,400,000	—	(400,000)	—	1,000,000
$1.25 options	31/12/2010	1,400,000	—	(400,000)	—	1,000,000
$1.50 options	31/12/2010	1,400,000	—	(400,000)	—	1,000,000
$2 options	31/12/2010	1,400,000	—	(400,000)	—	1,000,000
$0.35 options	31/12/2011	—	36,325,000	—	—	36,325,000
$0.31 options	31/12/2010	—	1,699,427	—	—	1,699,427
		17,333,261	**38,024,427**	**(8,753,261)**	**—**	**46,604,427**

21. Contributed equity (continued)

The table below sets out the movements in options during the 2008 year:

Exercise Price	Maturity	Outstanding at 1 July 2007	Options issued	Options expired or cancelled	Options exercised	Outstanding at 30 June 2008
$0.40 options	31/12/2008	2,040,000	—	—	(2,040,000)	—
$0.50 options	31/12/2008	3,850,000	—	(750,000)	—	3,100,000
$0.80 options	31/12/2008	750,000	—	—	—	750,000
$0.45 options	31/12/2009	—	4,000,000	—	(600,000)	3,400,000
$0.80 options	31/12/2010	—	1,400,000	—	—	1,400,000
$0.40 options	31/12/2008	—	1,000,000	—	—	1,000,000
$0.44 options	31/12/2008	—	1,000,000	—	—	1,000,000
$0.72 options	30/6/2009	—	713,261	—	—	713,261
$0.50 options	30/10/2009	—	640,000	—	(270,000)	370,000
$1 options	31/12/2010	—	1,400,000	—	—	1,400,000
$1.25 options	31/12/2010	—	1,400,000	—	—	1,400,000
$1.50 options	31/12/2010	—	1,400,000	—	—	1,400,000
$2 options	31/12/2010	—	1,400,000	—	—	1,400,000
		6,640,000	**14,253,261**	**(750,000)**	**(2,910,000)**	**17,333,261**

(c) Capital management

The primary objective of managing the group's capital is to ensure that there is sufficient capital available, in the form of debt or equity funding, to support the funding requirements of the group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the group remains in a sound financial position. There were no changes to the group's overall capital management approach during the current year.

The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

22. Reserves and accumulated losses

	2010	2009	2008
	$	$	$
Available for sale investments reserve	503,997	136,389	6,546
Hedging reserve—cash flow hedges	(5,437,338)	(9,703,079)	(19,387,654)
Share based payments reserve	16,604,976	9,776,417	5,502,877
Foreign currency translation reserve	5,427,787	(644,628)	(392,076)
	17,099,422	(434,901)	(14,270,303)
Accumulated losses	(15,559,454)	(25,788,269)	(18,716,618)
	1,539,968	(26,223,170)	(32,986,921)

(a) Movements

Movements in the reserves and accumulated losses during the reporting period are presented in the Statement of Changes in Equity.

22. Reserves and accumulated losses (continued)

(b) Nature and purpose of reserves

(i) Available for sale investments revaluation reserve

Changes in the fair value and exchange differences arising on translation of investments classified as available for sale financial assets, are taken to the available for sale investment revaluation reserve, as disclosed in note 3(g). Amounts are recognised in profit or loss when the associated assets are sold or impaired.

(ii) Hedging reserve—cash flow hedges

The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 3(i). Amounts are recognised in profit or loss when the associated hedged transaction affects profit or loss.

(iii) Share based payments reserve

The share based payments reserve is used to recognise:

- the fair value of options issued to employees but not exercised
- the fair value of shares issued to employees

(v) Foreign currency translation reserve

Exchange differences arising on translation of foreign subsidiaries are taken to the foreign currency translation reserve as described in note 3(b). The reserve is recognised in profit and loss when the net investment is disposed of.

23. Earnings per share

	2010	2009	2008
	Cents	Cents	Cents
(a) Basic earnings / (loss) per share	1.31	(1.65)	(3.46)
(b) Diluted earnings / (loss) per share	1.31	(1.65)	(3.46)

(c) Reconciliation of earnings used in calculating earnings / (loss) per share

	2010	2009	2008
Profit / (loss) from continuing operations	10,228,815	(7,071,651)	(12,224,827)

The potential ordinary shares represented by issued options would have no impact on the loss from continuing operations if exercised.

(d) Weighted average number of shares used as the denominator

	2010	2009	2008
Weighted average number of shares used in calculation of basic earnings / (loss) per share	782,749,594	427,904,462	353,521,502
Adjustment for issued option in calculation of diluted earnings / (loss) per share	3,206,484	652,442	—
Weighted average number of shares used in calculation of diluted earnings / (loss) per share	785,956,078	428,556,904	353,521,502

23. Earnings per share (continued)

(e) Information concerning the classification of securities

Options issued are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the calculation of basic earnings / (loss) per share. Details relating to options are set out in note 27.

24. Auditors' remuneration

	2010	2009	2008
	$	$	$
Remuneration of the auditor of the Company:			
Auditing or reviewing the Financial Statements (BDO Audit (WA) Pty Ltd)	140,389	148,911	84,736
Other assurance services (BDO Audit (WA) Pty Ltd)	91,600	—	—
Other non assurance services(BDO Corporate Finance (WA) Pty Ltd)	62,762	—	1,414
	294,751	148,911	86,150
Audit or reviewing the Financial Statements of subsidiaries (KPMG Australia)	71,593	—	—

25. Related party transactions

(a) Company

The Company is Allied Gold Limited, a company incorporated and domiciled in Australia.

(b) Subsidiaries

Interests in subsidiaries are set out in note 31.

(c) Key management personnel

Disclosures relating to key management personnel are set out in note 26.

(d) Terms and conditions

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties, except that the loans to subsidiaries were non- interest bearing. Outstanding balances are unsecured and repayable in cash.

26. Key management personnel disclosures

(a) Details of Key Management Personnel

Details of key management personnel during the current and prior financial years are set out in the Remuneration Report that is included in the Directors' Report accompanying these financial statements. Certain key management personnel have related party relationships with third parties that transact with

26. Key management personnel disclosures (continued)

the Group. The table below summarises the transactions undertaken with those key management personnel and their related parties during the current and prior financial years:

Key Management Personnel	Related entity	Description of transaction	2010	2009	2008
			$	$	$
Mark Caruso . .	Cancello Plant Hire Pty Limited	Directors fees—cash component	967,562	360,600	392,400
	Regional Management	Directors fees—share based payments	4,397,500	1,198,555	1,521,551
	Zurich Bay Holdings Pty Ltd	Finance lease—gross lease payments	2,643,900	3,325,200	—
	Zurich Bay Holdings Pty Ltd	Finance lease—contingent rentals	2,946,449	2,216,800	—
	Zurich Bay Holdings Pty Ltd	Finance lease—loss on extinguishment of finance lease liability	2,891,037	—	—
	Zurich Bay Holdings Pty Ltd	Finance lease—payout of lease liability	3,307,953	—	—
	Zurich Bay Holdings Pty Ltd	Purchase of mining equipment	1,462,126	646,384	763,098
	Zurich Bay Holdings Pty Ltd	Hire of mining equipment and labour	482,768	1,648,760	2,588,360
	Zurich Bay Holdings Pty Ltd	Construction of processing plant	—	573,333	276,103
	Mineral Commodities Limited	Administration and support services	—	26,308	26,308
			19,099,295	9,995,940	5,567,820
Greg Steemson	Steemson Geoscience Pty Ltd	Directors fees—cash component and share based payments	90,000	302,701	72,000
	Steemson Geoscience Pty Ltd	Geological consultancy services	37,500	78,962	73,982
			127,500	381,663	145.982
Frank Terranova	Novabank Pty Ltd	Directors fees—share based payments	2,198,750	527,616	—
Peter Torre . . .	Torre Corporate Pty Ltd	Company secretarial services—cash and share based payments	149,100	243,622	84,000

All key management personnel that are not listed in the table above deal with Group in their own name only and do not have a related party relationship with any other party has commercial dealings with the Group.

(b) Key Management Personnel Compensation

Remuneration by category

	Group		
	2010	2009	2008
	$	$	$
Key Management Personnel			
Short-term	2,616,633	1,714,630	1,700,596
Post-employment	175,224	101,960	245,096
Share-based payment	7,029,420	2,917,561	3,326,073
	9,821,277	4,734,151	5,271,765

26. Key management personnel disclosures (continued)

(c) Option holdings of key management personnel

2010

Key Management Personnel	Balance at start of year	Granted as remuneration	Exercised	Lapsed	Balance at end of year	Vested and exercisable
T Bubb	750,000	—	—	(750,000)	—	—
M Caruso	17,400,000	25,000,000	—	(5,025,000)	37,375,000	18,375,000
P Davies	1,000,000	175,000	—	(175,000)	1,000,000	700,000
P Du Plessis	1,000,000	—	—	(175,000)	825,000	525,000
R Hastings	3,750,000	500,000	—	(500,000)	3,750,000	2,750,000
M House	—	1,500,000	—	—	1,500,000	1,000,000
A Lowrie	2,000,000		—	(250,000)	1,750,000	1,250,000
G Steemson	2,000,000	—	—	(250,000)	1,750,000	1,250,000
F Terranova	6,250,000	12,500,000	—	(750,000)	18,000,000	9,250,000
P Torre	2,000,000	250,000	—	(250,000)	2,000,000	1,500,000
	36,150,000	39,925,000	—	(8,125,000)	67,950,000	36,600,000

2009

Key Management Personnel	Balance at start of year	Granted as remuneration	Exercised	Lapsed	Balance at end of year	Vested and exercisable
T Bubb	—	750,000	—	—	750,000	250,000
M Caruso	3,400,000	14,000,000	—	—	17,400,000	10,150,000
P Davies	—	1,000,000	—	—	1,000,000	350,000
P Du Plessis	—	1,000,000	—	—	1,000,000	350,000
F Hart	500,000	—	—	(500,000)	—	—
R Hastings	—	3,750,000	—	—	3,750,000	1,750,000
R Johnson	5,000,000	—	—	(5,000,000)	—	—
A Longo	500,000	—	—	(500,000)	—	—
A Lowrie	2,000,000	2,000,000	—	(2,000,000)	2,000,000	1,000,000
G Steemson	—	2,000,000	—	—	2,000,000	1,000,000
F Terranova	2,000,000	6,250,000	—	(2,000,000)	6,250,000	3,500,000
P Torre	—	2,000,000	—	—	2,000,000	1,000,000
	13,400,000	32,750,000	—	(10,000,000)	36,150,000	19,000,000

2008

Key Management Personnel	Balance at start of year	Granted as remuneration	Exercised	Lapsed	Balance at end of year	Vested and exercisable
M Caruso	—	4,000,000	(600,000)	—	3,400,000	3,400,000
G Brock	500,000	—	—	(500,000)	—	—
A Lowrie	—	2,000,000	—	—	2,000,000	2,000,000
B Burban	500,000	—	(250,000)	(250,000)	—	—
F Hart	500,000	—	—	—	500,000	500,000
R Hastings	1,000,000	—	(1,000,000)	—	—	—
A Longo	500,000	—	—	—	500,000	500,000
R Johnson	—	5,000,000	—	—	5,000,000	5,000,000
F Terranova	—	2,000,000	—	—	2,000,000	2,000,000
	3,000,000	13,000,000	(1,850,000)	(750,000)	13,400,000	13,400,000

26. Key management personnel disclosures (continued)

(c) Shareholdings of key management personnel

2010

Name	Balance at start of year	Received as remuneration	Options exercised	Net change other	Balance at end of year
M Caruso	7,585,193	—	—	—	7,585,193
R Hastings	300,000	—	—	—	300,000
M House	10,000	—	—	—	10,000
A Lowrie	1,635,460	—	—	—	1,635,460
G Steemson	1,100,000	—	—	—	1,100,000
F Terranova	1,000	—	—	—	1,000
P Torre	20,000	—	—	—	20,000
	10,651,653	—	—	—	10,651,653

2009

Name	Balance at start of year	Received as remuneration	Options exercised	Net change other	Balance at end of year
M Caruso	5,577,693	—	—	2,007,500	7,585,193
R Hastings	300,000	—	—	—	300,000
M House	—	—	—	10,000	10,000
R Johnson	55,000	—	—	(55,000)	—
A Lowrie	1,635,460	—	—	—	1,635,460
J Moore	800,000	—	—	(800,000)	—
G Steemson	1,100,000	—	—	—	1,100,000
F Terranova	—	—	—	1,000	1,000
A Longo	2,000			(2,000)	—
P Torre	—	—	—	20,000	20,000
	9,470,153	—	—	1,181,500	10,651,653

2008

Name	Balance at start of year	Received as remuneration	Options exercised	Net change other	Balance at end of year
M Caruso	4,977,693	—	600,000	—	5,577,693
Jeff Moore	800,000	—	—	—	800,000
Greg Steemson	1,600,000	—	—	(500,000)	1,100,000
Anthony Lowrie	1,635,460	—	—	—	1,635,460
Bob Burban	—	—	250,000	(250,000)	—
Ross Hastings	300,000	—	—	—	300,000
Albert Longo	2,000	—	—	—	2,000
Richard Johnson	—	—	—	55,000	55,000
	9,315,153	—	850,000	(695,000)	9,470,153

All equity transactions with key management personnel, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable than those the group would have adopted if dealing at arm's length.

26. Key management personnel disclosures (continued)

(d) Loans to key management personnel

There were no loans to key management personnel during the period.

(e) Finance leases

During the financial year an agreement entered into with Zurich Bay Holdings Pty Ltd, a company in which Mark Caruso is a shareholder and director, for the hire of mining equipment was terminated prior to their scheduled expiry date. Prior to its termination, the agreement was accounted for as a finance lease.

The carrying amount as at the reporting date of various mining equipment subject to finance leases with Zurich Bay Holdings Pty Ltd was $nil (2009: $3,249,717, 2008: $nil). Under the terms of the leases, the Group had the option to acquire the leased assets for their agreed fair value on expiry of the leases. The agreement was terminated effective 1 April 2010. The provisional amount payable by the Group in consequence of the termination of the agreement is $6,466,764 which exceeded the recorded value of the lease liability of $3,575,727 as at the termination date. The excess of the termination value over the lease liability of $2,891,037 has been recorded in profit and loss under financing costs. The final amount payable for the mining equipment acquired as a consequence of the termination of the agreement was determined based on an independent valuation of the mining equipment.The leases also provided for the payment of contingent rentals determined on the basis of a fixed charge per machine hour. Set out below is a summary of amounts recorded in the financials in relation to the operation and termination of the agreement.

	2010	2009	2008
	$	$	$
Commitments in relation to finance leases with key management personnel are payable as follows:			
Within one year	—	3,325,200	—
Later than one but not later than five years	—	4,156,500	—
Minimum lease payments	—	7,481,700	—
Future finance charges	—	3,641,886	—
Recognised as a liability	—	3,839,814	—
Amounts recorded in financial statements in relation to the operation of the lease agreement:			
Lease liabilities:			
—Current	—	1,063,713	—
—Non-current	—	2,776,101	—
	—	3,839,814	—
Finance charges included in profit and loss as finance expenses	1,843,571	2,043,900	—
Contingent rentals paid	2,946,449	2,216,800	—
Loss on extinguishment of lease liability recorded as a financing cost	2,891,037	—	—
Amount payable under termination agreement included in trade creditors	7,864,847	—	—

27. Share base payments

(a) Employee and directors options

The Allied Gold Limited employee option plan was re-approved by shareholders at the Annual General Meeting on 28 November 2008. The plan is designed to provide long term incentives for senior employees (including directors) to deliver long term shareholder returns. All full time employees, part time employees and consultants to the group are eligible to participate in the plan at the absolute discretion of the Board. Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the Board. The options hold no voting rights, do not participate in dividends and are not transferable. All options granted are exercisable in exchange for one ordinary share in the Company for every option held.

Set out below are summaries of options granted under the plan:

	2010 Number of options	2009 Number of options	2008 Number of options
Outstanding at the beginning of the year	44,905,000	14,020,000	3,000,000
Granted	40,175,000	37,650,000	13,640,000
Lapsed	(9,442,500)	(6,765,000)	(750,000)
Exercised	(450,000)	—	(1,870,000)
Vested and exercisable at end of year	75,187,500	44,905,000	14,020,000

The weighted average share price at the date of exercise of options exercised during the year ended 30 June 2010 was $0.47 (2009: $nil, 2008: $0.83).

Fair value of options granted

The fair value of options at grant date is independently determined using a binomial pricing model that takes into account the exercise prices, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2010 included:

Non Executive Director options issued 11 November 2009

	No vesting conditions	Vesting condition[(1)]
Fair value at grant date	$0.187	$0.187
Exercise price	$0.35	$0.35
Grant date	11/11/2009	11/11/2009
Expiry date	31/12/2011	31/12/2011
Share price at grant date	$0.425	$0.425
Expected price volatility of shares	65%	65%
Expected dividend yield	0%	0%
Risk free interest rate	4.83%	4.83%
Probability discount applied in relation to vesting conditions	0%	40%
Number of options	1,000,000	500,000

(1) Options may not vest until the ordinary share price of the Company's shares is greater than $0.70 for five consecutive days after the date of grant.

27. Share base payments (continued)

Executive Director options issued 11 November 2009

	Tranche A options(1)	Tranche B options(2)	Tranche C options(3)
Fair value at grant date	$0.166	$0.215	$0.167
Exercise price	$0.50	$0.50	$0.50
Grant date	11/11/2009	11/11/2009	11/11/2009
Expiry date	31/12/2013	31/12/2013(4)	31/12/2013
Share price at grant date	$0.425	$0.425	$0.425
Expected price volatility of shares	65%	65%	65%
Expected dividend yield	0%	0%	0%
Risk free interest rate	4.97%	5.25%	4.97%
Probability discount applied in relation to vesting conditions	0%	0%(4)	40%
Number of options issued	15,000,000	15,000,000	7,500,000

The terms of each Tranche of options are summarised below:

(1) Tranche A—vest on grant date.

(2) Tranche B—vest upon the 100,000th ounce of gold production between 1 October 2009 and 31 December 2010

(3) Tranche C—vest when the weighted average price of Allied shares is greater than 70 cents for five consecutive days.

(4) In calculating the fair value of the Tranche options subject to gold production performance conditions, the term to expiry was reduced to 1/7/2012 from 31/12/2013 to more fully reflect the vesting condition.

Employee options issued 22 December 2009

	No vesting conditions
Fair value at grant date	$0.166
Exercise price	$0.50
Grant date	22/12/2009
Expiry date	31/12/2013
Share price at grant date	$0.33
Expected price volatility of shares	65%
Expected dividend yield	0%
Risk free interest rate	4.97%
Probability discount applied in relation to vesting conditions	0%
Number of options	1,175,000

27. Share base payments (continued)

The model inputs for options granted during the year ended 30 June 2009 included:

Employee options issued 1 December 2008

	Tranche A options	Tranche B options	Tranche C options
Fair value at grant date	$0.0924	$0.0924	$0.0858
Exercise price	$0.35	$0.35	$0.35
Grant date	1/12/2008	1/12/2008	1/12/2008
Expiry date	31/10/2011	31/10/2011	31/10/2011
Share price at grant date	$0.27	$0.27	$0.27
Expected price volatility of shares	60%	60%	60%
Expected dividend yield	0%	0%	0%
Risk free interest rate	3.27%	3.27%	3.27%
Discount applied in relation to vesting conditions	0%	30%	0%

Director options issued 5 December 2008

	Tranche A options	Tranche B options	Tranche C options
Fair value at grant date	$0.097	$0.097	$0.0905
Exercise price	$0.35	$0.35	$0.35
Grant date	5/12/2008	5/12/2008	5/12/2008
Expiry date	30/11/2011	30/11/2011	30/11/2011
Share price at grant date	$0.275	$0.275	$0.275
Expected price volatility of shares	60%	60%	60%
Expected dividend yield	0%	0%	0%
Risk free interest rate	3.24%	3.24%	3.24%
Discount applied in relation to vesting conditions	0%	30%	0%

Employee options issued 29 December 2008

	Tranche A options	Tranche B options	Tranche C options
Fair value at grant date	$0.2009	$0.2009	$0.195
Exercise price	$0.35	$0.35	$0.35
Grant date	1/12/2007	1/12/2007	1/12/2007
Expiry date	31/10/2011	31/10/2011	31/10/2011
Share price at grant date	$0.425	$0.425	$0.425
Expected price volatility of shares	60%	60%	60%
Expected dividend yield	0%	0%	0%
Risk free interest rate	2.95%	2.95%	2.95%
Discount applied in relation to vesting conditions	0%	30%	0%

The terms of each Tranche of options are summarised below:

Tranche A—vest on grant date.

Tranche B—vest upon the 100,000th ounce of gold production between 1 October 2008 and 31 December 2009. Upon production of 75,000 ounces within that timeframe, the Directors have the discretion to require the holder to exercise 50% of the Tranche B options in which case the holder will forego the balance of the options.

27. Share base payments (continued)

Tranche C—vest when the weighted average price of Allied shares is greater than 70 cents for five consecutive days.

The model inputs for options granted during the year ended 30 June 2008 included:

	Director options	Employee options	Director options	Employee options
Exercise price	$0.40-$0.44	$0.50	$0.45-$2.00	$0.80-$2.00
Grant date	21/12/2007	21/11/2007	28/3/2008	11/6/2008
Expiry date	31/12/2008	31/10/2009	31/12/2008 and 31/12/2010	31/12/2010
Share price at grant date	$0.72	$0.75	$0.75	$0.65
Expected price volatility of shares	70%	70%	50%	50%
Expected dividend yield	0%	0%	0%	0%
Risk free interest rate	6.35%	6.35%	6.31%	8.11%

(b) Expenses arising from share based payment transactions

Included under employee benefits expense in profit and loss was $6,828,559 (2009 $4,130,120, 2008: $3,590,530), and relates, in full, to equity-settled share-based payment transactions.

28. Cash and cash equivalents and cash flow from operations

(a) Cash and cash equivalents

	2010	2009	2008
	$	$	$
Cash assets	85,525,391	20,529,979	154,180

The group's exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

28. Cash and cash equivalents and cash flow from operations (continued)

(b) Reconciliation of operating profit / (loss) aftern income tax to net cash from operations.

	2010	2009	2008
	$	$	$
Profit / (loss) after income tax	10,228,815	(7,071,651)	(12,224,827)
Depreciation and amortisation	13,300,025	18,533,479	6,535,499
Provision—employee entitlements	339,855	125,890	—
Unrealised foreign exchange adjustments	(623,444)	(806,601)	(3,092,637)
Share-based payments	6,828,559	4,130,120	3,593,530
Unwinding of environmental discount	757,759	197,556	183,531
Interest on finance leases	2,278,099	2,266,409	—
Loss on extinguishment of lease liability	1,990,000	—	—
Foreign exchange losses on borrowings	—	2,155,392	—
Impairment of available for sale assets	7,740	1,214,402	—
Gain on sale of available for sale assets transferred to profit or loss	(1,006,313)	—	—
Realised losses on hedging transactions transferred to profit or loss	5,691,821	(1,155,015)	—
Bargain purchase	(36,666,786)	—	—
Unrealised loss on derivatives	176,124	—	2,685,864
(Payments) / Proceeds from settlement of derivatives	(17,826,546)	5,122,882	—
Other	(491,255)	(204,443)	—
Changes in assets and liabilities during the year:			
(Increase) / decrease in receivables	(3,511,424)	(2,945,220)	4,603,195
(Increase) / decrease in prepayments	(1,787,246)	—	(445,287)
Increase / (decrease)in payables	(2,875,650)	—	5,283,246
(Increase) / decrease in inventories	2,680,469	—	(7,404,734)
Net cash from / (used in) operations	(20,509,398)	21,563,200	(282,620)

(c) Non cash investing and financing activities

	2010	2009	2008
Increase in capital accruals	18,967,318	4,000,000	—
Property, plant and equipment acquired under finance leases	3,010,068	7,062,775	—
Equity settled acquisition of controlled entity (refer note 30)	41,929,149	—	
Equity settled costs of raising equity capital	—	143,240	987,042
Equity settled exploration and evaluation expenditure	—	—	286,350

29. Financial instruments

In the normal course of its operations, the group is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. In order to manage these risks, the group may enter into transactions which make use of both on and off statement of financial position derivatives. The group does not acquire, hold or issue derivatives for trading purposes. The group's management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategy by:

- Safeguarding the group's core earnings stream from its major asset through the effective control and management of financial risk.

29. Financial instruments (continued)

- Effective and efficient usage of credit facilities through the adoption of reliable liquidity management planning and procedures.
- Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts.

The Executive Chairman and Chief Financial Officer are responsible for the management of the group's financial risks within Board approved directives. The group holds the following financial instruments:

	Group		
	2010	2009	2008
	$	$	$
Financial assets			
Cash and cash equivalents	85,525,391	20,529,979	154,810
Trade and other receivables	4,160,718	677,183	1,758,073
Securities available for sale	524,230	348,974	1,185,074
Derivative assets	—	2,711,759	3,801,067
	90,210,339	24,267,895	6,908,024
Financial liabilities			
Trade and other payables	44,031,998	18,133,857	11,798,343
Borrowings	6,237,790	5,940,368	11,301,041
Derivative liabilities	—	15,946,935	25,883,581
	50,269,788	40,021,160	48,982,965

The sensitivity analyses presented in the following notes are based on changes in underlying prices or rates that the group considered to be reasonably possible at the end of the reporting period.

(a) Market risk

(i) Gold price risk

Gold price risk is the risk that fluctuations in the price of gold will have an adverse effect on current or future earnings. The group may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices. In order to protect against the impact of falling gold prices, the group enters into hedging transactions which provide a minimum price to cover non-discretionary operating expenses, repayments due under the group's financing facilities and sustaining capital. The majority of the group's forecast production is unhedged, allowing it to take advantage of increases in gold prices.

Prior to 26 February 2010 call and put options were used by the group to manage the gold price risk. On 26 February 2010 the group terminated its gold hedging facilities and in the period from 26 February 2010 to 30 June 2010 has maintained an unhedged position in relation to gold price risk. As the group did not have any hedging in place as at 30 June 2010 it was fully exposed to gold price risk.

The marked to market value of all derivatives making up the hedge position as at 30 June 2010 was $nil (2009: loss of $16,400,466).

29. Financial instruments (continued)

The group had nil net forward pricing commitments outstanding against future production as at 30 June 2010. As at 30 June 2009 and 2008 the group had net forward pricing commitments outstanding against future production as follows:

2009

	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	Total
Put options (US Dollar / Gold)					
Amount (ounces)	39,748	20,154	—	—	59,902
US$/oz	US$700	US$700	—	—	US$700
Call options (US Dollar / Gold)					
Amount (ounces)	34,429	20,154	—	—	54,583
US$/oz	US$700	US$700	—	—	US$700

2008

	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	Total
Put options (US Dollar / Gold)					
Amount (ounces)	45,442	39,748	37,934	18,180	141,304
US$/oz	US$700	US$700	US$700	US$700	US$700
Call options (US Dollar / Gold)					
Amount (ounces)	27,270	23,850	22,754	10,908	84,792
US$/oz	US$700	US$700	US$700	US$700	US$700

Based on the financial instruments held by the group as at 30 June 2010, had the United States dollar gold price weakened / strengthened by 10% with all other variables held constant, equity would have been $nil higher / lower and the group loss $nil higher / lower (2009: equity $2,803,043 higher / $1,868,696 lower, 2008: equity $8,918,000 higher / $8,628,152 lower).

The balance of the gold hedging reserve as at 30 June 2010 represents the realised loss on hedging instruments that were terminated prior to their maturity. The loss will be amortised over the remaining life of the instruments and is not impacted by changes in the gold price. In the current period variations in the gold price impact group loss after tax due to some of the entity's options being classified as ineffective for hedge accounting purposes following a restructuring of the entity's hedge book during the period.

(ii) Foreign exchange risk

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the group's functional currency. The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Papua New Guinea Kina, the United States Dollar, the Solomon Island Dollar and the British Pound. No material programs for hedging foreign exchange risk were implemented by the group in the

29. Financial instruments (continued)

2010 or 2009 financial years. The group's exposure to foreign currency risk at the reporting date was as follows:

30 June 2010

	USD	PGK	SBD	GBP
	$	$	$	$
Financial assets				
Cash and cash equivalents	11,742,806	1,903,230	87,584	402,308
Trade and other receivables	1,919,810	292,158	21,293	
	13,662,616	2,195,388	108,877	402,308
Financial liabilities				
Trade and other payables	1,385,575	2,710,887	776,980	16,235
Borrowings	—	3,462,238	—	—
	1,385,575	6,173,125	776,980	16,235

30 June 2009

	USD	PGK	SBD	GBP
	$	$	$	$
Financial assets				
Cash and cash equivalents	3,928,292	554,906	—	—
Trade and other receivables	558,351	117,872	—	—
Derivative assets	2,711,759	—	—	—
	7,198,402	672,778	—	—
Financial liabilities				
Trade and other payables	1,920,071	9,356,717	—	—
Borrowings	—	2,100,554	—	—
Derivative liabilities	15,946,935	—	—	—
	17,867,006	11,457,271	—	—

30 June 2008

	USD	PGK	SBD	GBP
	$	$	$	$
Financial assets				
Cash and cash equivalents	(173,408)	105,567	—	—
Trade and other receivables	1,406,302	—	—	—
Derivative assets	3,810,067	—	—	—
	5,042,961	105,567	—	—
Financial liabilities				
Trade and other payables	—	825,704	—	—
Borrowings	11,301,041	—	—	—
Derivative liabilities	25,883,581	—	—	—
	37,184,622	825,704	—	—

29. Financial instruments (continued)

Based on the financial instruments held by the group as at the reporting date, the sensitivity of the group's profit after tax for the year and equity at the reporting date to movements in the Australian dollar to US dollar and Australian dollar to PNG Kina exchange rates was:

- Had the Australian dollar weakened / strengthened by 5% against the US dollar with all other variables remaining constant, the group's profit after tax would have been $613,852 lower / higher (2009: $128,328 lower / higher, 2008: $503,407 lower / higher) and equity would have been $nil lower / higher (2009: $661,758, 2008: $1,103,676 lower / higher).
- Had the Australian dollar weakened / strengthened by 5% against the PNG Kina with all other variables remaining constant, the group's profit after tax would have been $198,889 lower / higher (2009: $539,225 lower / higher, 2008: $36,007 lower / higher).
- Had the Australian dollar weakened / strengthened by 5% against the Solomon Island dollar with all other variables remaining constant, the group's profit after tax would have been $33,405 lower / higher (2009 and 2008: $nil lower / higher).
- Had the Australian dollar weakened / strengthened by 5% against the British pound with all other variables remaining constant, the group's profit after tax would have been $19,304 lower / higher (2009 and 2008: $nil lower / higher).

(iii) Interest rate risk

The group's main interest rate risk arises from variable rate interest rates on cash and cash equivalents. No hedging programs were implemented by the group to manage interest rate risk during the 2010 or 2009 reporting periods. As at the reporting date, the group had the following exposures to interest rate risk:

	30 June 2010		30 June 2009		30 June 2008	
	Weighted average interest rate	Balance	Weighted average interest rate	Balance	Weighted average interest rate	Balance
	%	$	%	$	%	$
Financial assets						
Cash and cash equivalents . . .	3.5%	85,525,391	3.5%	20,529,979	2.71%	154,180

All interest rates were floating rates. Interest rates on the borrowings are repriced quarterly.

At 30 June 2010, if interest rates had changed by +/• 50 basis points from the year end rates per the above table with all other variables held constant, profit for the year would have been $427,627 higher / lower (2009: change of +/• 50 basis points—$102,650 higher / lower, 2008: change of +/• 50 basis points—$63,290 higher / lower).

(iv) Equity price risk

The group and the Company are exposed to equity securities price risk arising from investments classified on the statement of financial position as available for sale. Investments in equity securities are approved by the Board on a case-by-case basis.

The majority of the group's and the Company's available for sale equity investments are in junior resource companies listed on the ASX and are included in the S&P/ASX All Ordinaries Gold index.

At 30 June 2010, if the index had changed by +/• 5% from its year end level with all other variables held constant, group equity at 30 June 2010 would have been $26,200 higher / lower (2009: change of +/• 5%—$17,400 higher / lower, 2008: change of +/• 5%—$59,285 higher / lower).

29. Financial instruments (continued)

(b) Credit risk

Credit risk is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the group. Credit risk is managed at the group level. The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but adopts a policy of only dealing with credit worthy counterparties. Trade and other receivables mainly comprise banking institutions purchasing gold under normal settlement terms of two working days.

Counterparty risk under derivative financial instruments is to two reputable banking institutions All cash balances are on deposit with the banking institutions that are members of a highly rated major Australian banking group.

The carrying amount of financial assets recorded in the financial statements represents the group's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

(c) Liquidity risk

The group's liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The group manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the group has the ability to access required funding.

The tables below analyse the group's financial liabilities, net settled derivative financial instruments into relevant maturity groupings based on the remaining period to contractual maturity at the reporting date:

Group entity as at 30 June 2010

	Less than 6 months	6 to 12 months	Between 1 and 2 years	Between 2 and 5 years	Total	Carrying amount
	$	$	$	$	$	$
Trade and other payables	44,032,012	—	—	—	44,032,012	44,032,012
Borrowings	3,397,939	1,184,875	1,820,486	447,847	6,851,147	6,237,791
Total	47,429,951	1,184,875	1,820,486	447,847	50,883,159	50,269,803

Group entity as at 30 June 2009

	Less than 6 months	6 to 12 months	Between 1 and 2 years	Between 2 and 5 years	Total	Carrying amount
	$	$	$	$	$	$
Non derivatives						
Trade and other payables	18,133,857	—	—	—	18,133,857	18,133,157
Borrowings	3,616,126	3,408,592	2,669,268	185,708	9,879,694	5,940,368
Total non derivatives	21,749,983	3,408,592	2,669,268	185,708	28,013,551	24,073,525
Derivatives						
Net settled—outflows	4,656,493	5,778,864	6,108,635	—	16,543,992	15,946,935
Total derivatives	4,656,493	5,778,864	6,108,635	—	16,543,992	15,946,935

29. Financial instruments (continued)

Group entity as at 30 June 2008

	Less than 6 months	6 to 12 months	Between 1 and 2 years	Between 2 and 5 years	Total	Carrying amount
	$	$	$	$	$	$
Non derivatives						
Trade and other payables	11,798,343	—	—	—	11,798,343	11,798,343
Borrowings	6,473,168	2,088,118	2,739,755	—	11,301,041	11,301,041
Total non derivatives	**18,271,511**	**2,088,118**	**2,739,755**	**—**	**23,099,384**	**23,099,384**
Derivatives						
Gross settled—outflows	3,391,107	3,093,850	5,671,661	8,007,386	20,164,004	22,073,514
Total derivatives	**3,391,107**	**3,093,850**	**5,671,661**	**8,007,386**	**20,164,004**	**22,073,514**

(d) Fair value estimation

The fair value of cash and cash equivalents, trade and other receivables and trade and other payables is considered to be a reasonable approximation of their fair value due to their short term nature.

Other financial assets and other financial liabilities represent unrealised gains and losses under derivative financial instruments. Those unrealised gains and losses represent the fair value of commodity contract derivative financial instruments estimated based upon relevant market information at the reporting date.

The fair value of borrowings as at the reporting date is considered to be a reasonable approximation of their fair value as the interest rate on those borrowings is variable and was repriced on the reporting date. Available for sale financial assets are carried at fair value.

30. Business combination

(a) Summary of business combination

On 24 November 2009, Allied Gold Limited obtained control of Australian Solomons Gold Limited ("ASG"), the owner of the Gold Ridge gold project in the Solomon Islands. As at 30 June 2010 ASG was wholly owned by Allied Gold Limited. The acquisition was undertaken to diversify the Group's asset base and to increase its gold production capacity in the South Pacific region.

ASG contributed revenues of $Nil and a net loss of $1,571,144 to the Group for the period from 1 December 2009 to 30 June 2010. Had the acquisition occurred on 1 July 2009, the effect would have been to increase revenues by $91,270 and increase the net loss by $2,647,865.

Details of the purchase consideration are as follows:

	$
Consideration paid by the Company—Issue of 110,339,866 shares of Allied Gold Limited to acquire shares in controlled entity	41,929,149

The value of the Allied Gold Limited shares issued as consideration for the purchase of shares in the controlled entity was determined using the market value of Allied Gold Limited shares at 24 November 2009 of $0.38 per share.

30. Business combination (continued)

(b) Assets and liabilities acquired

The table below summarise the assets and liabilities recognised as result of the business combination:

	Acquisition fair value
	$
Cash	3,573,926
Trade and other receivables	5,568
Inventories	16,495
Property, plant and equipment	67,160,516
Rehabilitation asset	3,738,824
Mining rights	15,117,000
Trade payables	(1,205,102)
Provision for employee benefits	(243,490)
Provision for environmental remediation	(4,679,737)
Net assets acquired	83,484,000

The fair value of acquired receivables is $5,568. The gross contractual amount for trade receivables due is $255,035 of which $249,467 is considered to be uncollectible.

(c) Direct acquisition costs

Acquisition related costs of $1,717,914 are included in other expenses in profit or loss and in operating cash flows in the statement of cash flows.

(c) Bargain purchase

A gain on consolidation or bargain purchase was recognised in profit or loss as a result of the acquisition as follows:

	$
Consideration paid by the Company	41,929,149
Less value of net assets acquired	(83,484,000)
Gross gain on consolidation	(41,554,851)
Less impairment loss on shares held in acquiree prior to gaining control	4,888,065
Gain on consolidation recognised in profit or loss	36,666,786

The above table presents information on the basis that the Group acquired 100% of the acquiree within the financial year. At the time of obtaining control there existed a non controlling interest with a fair value of $1,290,667. The non controlling interest was acquired during the period by the company in exchange for shares in Allied Gold Limited at with a fair value of $1,290,667.

31. Group entities

	Class of share	Place of Incorporation	Equity Holding 2010 %	Equity Holding 2009 %	Equity Holding 2008 %
Company or parent entity					
Allied Gold Limited		Australia	—	—	—
Subsidiaries					
Australian Solomons Gold Limited	Ord	Australia	100	—	—
AGL (SGC) Pty Ltd	Ord	Australia	100	—	—
AGL (ASG) Pty Ltd	Ord	Australia	100	—	—
Allied Gold Finance Pty Ltd	Ord	Australia	100	—	—
Allied Gold Services Pty Ltd	Ord	Australia	100	—	—
Allied Tabar Exploration Pty Ltd	Ord	Australia	100	100	100
Advance R & D Pty Ltd	Ord	Australia	100	100	100
Aretrend Pty Ltd	Ord	Australia	100	100	100
ASG Solomon Islands Limited	Ord	Solomon Islands	100	—	—
Compania Minera Nord Pacific de Mexico, S.A. de C.V.	Ord	Mexico	100	100	100
Gold Ridge Mining Limited	Ord	Solomon Islands	100	—	—
Hicor Corporation	Ord	United States	100	100	100
JV Mine (Australia) Pty Ltd	Ord	Australia	100	—	—
Nord Australex Nominees (PNG) Ltd	Ord	PNG	100	100	100
Nord Australex Nominees Pty Ltd	Ord	Australia	100	100	100
Nord Pacific Ltd	Ord	Canada	100	100	100
Simberi Gold Company Limited	Ord	PNG	100	100	100
Solomon Islands International Pty Ltd	Ord	Australia	100	—	—
Tabar Exploration Company Ltd	Ord	PNG	100	100	100

32. Commitments and contingent liabilities

(a) Lease commitments—Group entity as lessee

Non-cancellable operating leases

The group leases office premises and various plant and machinery under non-cancellable operating leases expiring within 1 to 5 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

	Group 2010 $	Group 2009 $	Group 2008 $
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:			
Within one year	2,129,368	2,129,368	3,201,727
Later than one year but not later than five years	—	2,129,368	4,450,026
	2,129,368	4,258,736	7,651,753

32. Commitments and contingent liabilities (continued)

Finance leases

	Group		
	2010	2009	2008
	$	$	$
Commitments in relation to finance leases are payable as follows:			
Within one year	2,008,318	4,559,600	—
Later than one but not later than five years	1,896,669	5,320,408	—
Minimum lease payments	3,904,987	9,880,008	—
Future finance charges	442,748	3,939,640	—
Recognised as a liability	3,462,239	5,940,368	—
Representing lease liabilities:			
Current	1,706,419	2,094,483	—
Non-current	1,755,820	3,845,885	—
	3,462,239	5,940,368	—
Finance charges included in profit and loss as financing costs	2,278,099	2,266,410	—

(b) Exploration & Development costs—Commitments for Expenditure.

In order to proceed with the development of the Simberi Project and to maintain current rights of tenure to PNG exploration tenements, the group is required to outlay $900,900 over the next financial year (2009: $900,900,2008: $900,900). Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of the exploration leases or when application for a mining licence is made and have not been provided for in the accounts. These obligations are not provided for in the financial statements.

(c) Capital commitments

Capital expenditure contracted for at the reporting date but not recognised in liabilities is as follows:

	Group		
	2010	2009	2008
	$	$	$
Capital expenditure for redevelopment of Gold Ridge Project	65,774,434	—	—
Capital expenditure for Simberi Oxide processing plant	232,388	1,412,811	—
Capital expenditure for Sulphide pre-feasibility study	153,090	644,760	—

(d) Hedging commitments

As disclosed in note 29, in the prior year a subsidiary had entered into commitments under a program for hedging its exposure to gold price risk. Details relating to these commitments are disclosed in note 29.

(e) Contingent liabilities

	2010	2009	2008
	$	$	$
Executives of the group will be entitled to compensation for past services if their employment is terminated by the group other than for specific reasons as outlined in their employment contracts. This amounts to:	1,874,730	656,000	962,500

32. Commitments and contingent liabilities (continued)

(f) Legal action

In December 2009, Simberi Gold Company initiated legal proceedings against Intermet Engineers (Pty) Ltd ("Intermet") and a director of Intermet in respect of breaches of contract entered into between the controlled entity and Intermet whereby Intermet were contracted to design, procure and manage the construction of gold processing and related facilities for the Simberi Oxide Gold Project. Under the legal action, the controlled entity is claiming damages of not less than $40 million.

Intermet have advised that they will defend the claim and have indicated that they will make a counter claim for an amount of $1.2 million for outstanding monies due from the controlled entity under the contract. This amount has been fully accrued as a liability by the controlled entity pending the outcome of the litigation.

33. Subsequent events

The following events have arisen in the period between 30 June 2010 and the date of preparation of these financial statements:

- In September 2010, the Group drew down USD35 million under the financing agreement with the International Finance Corporation (refer note 19). In December 201 the Group drew down $15.8 in borrowings under a financing facility provided by BSP.

In March 2011 commissioning of the Gold Ridge project was commenced.

- On 6 April 2011, the Company announced that it had raised $93.8 million in equity proceeds through a private placement to sophisticated investors.
- On 6 June 2011 the shareholders and options holders approved a scheme whereby the Company, intends to transfer its domicile from Australia to the United Kingdom ("UK") via a scheme of arrangement under which Allied Gold Mining PLC, a new company incorporated in England and Wales, will become the holding company of Allied Gold and its controlled entities (the "Share Scheme"). Under the Scheme, Allied Gold Mining PLC intends to acquire all of the Allied Gold shares on issue, and as consideration, will issue one (1) share in Allied Gold Mining PLC for each six (6) shares held in Allied Gold.

  Under a separate scheme of arrangement (the "Option Scheme"), Allied Gold Mining PLC is to acquire all of the Allied Gold options on issue, and as consideration, will issue one (1) option in Allied Gold Mining PLC for each six (6) options held in Allied Gold. The terms of the options issued by Allied Gold Mining PLC will effectively be the same as the Allied Gold options, adjusted for the consolidation of the number of options being offered.

  It is intended that the Schemes will become effective on 30 June 2011, at which time all, the shareholders and optionholders of Allied Gold will effectively become the shareholders and optionholders of Allied Gold Mining PLC and Allied Gold and its controlled entities will become wholly owned subsidiaries of Allied Gold Mining PLC. Allied Gold shareholders will effectively hold the same percentage interest in Allied Gold Mining PLC as they did in Allied Gold and Allied Gold optionholders will have the same relative interest in Allied Gold Mining PLC on a fully diluted basis.

Other than the items noted above, raising of these equity proceeds, no matter or circumstance has arisen since 30 June 2010 that has significantly affected, or may significantly affect:

a. the Group's operations in future financial periods, or

b. the results of those operations in future financial periods, or

c. the Group's state of affairs in future financial periods.

BDO

38 Station Street
Subiaco, WA 6008
PO Box 700 West Perth WA 6872
Australia

To the Directors of Allied Gold Mining PLC

Report on the Half-Year Financial Report

We have audited the accompanying half-year financial report of Allied Gold Limited, which comprises the consolidated statement of financial position as at 31 December 2010, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the half-year then ended on that date, notes comprising a summary of significant accounting policies and other explanatory information, and the directors' declaration of the consolidated entity comprising the disclosing entity and the entities it controlled at the year's end or from time to time during the half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the disclosing entity are responsible for the preparation of the financial report that gives a true and fair view in accordance with International Financial Reporting Standards (IFRS) and IFRIC interpretations as adopted by the European Union and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

We conducted our audit in accordance with International Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the IFAC Code of Ethics for Professional Accountants.

Opinion

In our opinion the financial report of Allied Gold Limited:

(i) gives a true and fair view of the consolidated entity's financial position as at 31 December 2010 and of its performance for the half-year ended on that date; and

(ii) complies with International Financial Reporting Standards (IFRS) and IFRIC Interpretations as adopted by the European Union.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of annex I of the PD Regulation.

BDO Audit (WA) Pty Ltd

Peter Toll
Director

Perth, Western Australia
Dated this 17th day of June 2011

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO (Australia) Ltd ABN 77 050 110 275, an Australian company limited by guarantee.

Allied Gold Limited

Consolidated Statement of Comprehensive Income

For the half-year ended 31 December 2010

	Note	Half-Year Ended 31 December, 2010	Half-Year Ended 31 December, 2009
		$	$ (unaudited)
Revenue	6	40,942,585	33,141,171
Cost of sales	7	(32,574,869)	(38,150,819)
Gross profit / (loss)		**8,367,716**	**(5,009,648)**
Unrealised losses on derivatives		—	(812,476)
Corporate expenses		(4,950,553)	(8,002,387)
Share based remuneration	27	1,252,500	(6,819,755)
Foreign exchange gain / (loss)		444,063	(112,698)
Financial income	6	4,776,722	180,483
Financial costs		(501,456)	(1,839,198)
Profit / (loss) before tax		**9,388,992**	**(22,415,679)**
Income tax benefit / (expense)	9	—	—
Profit / (loss) after tax attributable to owners of Allied Gold Limited		**9,388,992**	**(22,415,679)**
Other comprehensive income / (loss)			
Changes in the fair value of available for sale financial assets		543,795	250,914
Changes in the fair value of cash flow hedges—gross		—	(5,774,881)
Transfers to income statement from cash flow hedging reserve—gross		5,437,338	4,917,149
Exchange differences on translation of foreign operations		—	1,141,391
Other comprehensive income / (loss) for the half-year		**5,981,133**	**534,573**
Total comprehensive income / (loss) for the half-year		**15,370,125**	**(21,881,106)**
Profit / (loss) for the half-year is attributable to:			
Owners of Allied Gold Limited		9,388,992	(22,402,708)
Non-controlling interest		—	(12,971)
		9,388,992	**(22,415,679)**
Total comprehensive income / (loss) for the half-year is attributable to:			
Owners of Allied Gold Limited		15,370,125	(21,829,665)
Non-controlling interest		—	(51,441)
		15,370,125	**(21,881,106)**
Profit / (loss) per share for loss attributable to the ordinary equity holders of Allied Gold Limited			
Basic earnings per share (cents)	23	0.90	(4.24)
Diluted earnings per share (cents)	23	0.89	(4.24)

The accompanying notes are an integral part of these interim consolidated financial statements.

Allied Gold Limited

Consolidated Statement of Financial Position

As at 31 December 2010

	Note	31 December 2010 $	31 December 2009 $ (unaudited)
CURRENT ASSETS			
Cash and cash equivalents	28(a)	36,486,444	157,241,528
Trade and other receivables	10	4,099,013	1,714,620
Derivative financial instruments	12	—	814,922
Inventories	11	21,328,397	11,342,679
Other assets	14	1,492,322	779,193
Total Current Assets		63,406,176	171,892,942
NON-CURRENT ASSETS			
Available for sale financial assets	13	1,068,024	599,888
Property, plant and equipment	15	375,679,424	152,474,075
Exploration and evaluation expenditure	16	25,421,216	59,914,705
Total Non-Current Assets		402,168,664	212,988,668
Total Assets		**465,574,840**	**384,881,610**
CURRENT LIABILITIES			
Trade and other payables	18	14,379,497	19,322,670
Borrowings	19	11,517,869	3,500,278
Derivative financial instruments	12	—	15,720,395
Provisions	20	1,170,332	868,260
Total Current Liabilities		27,067,698	39,411,603
NON-CURRENT LIABILITIES			
Borrowings	19	42,866,750	4,503,354
Provisions	20	9,799,544	7,776,299
Total Non-Current Liabilities		52,666,294	12,279,653
Total Liabilities		**79,733,992**	**51,691,256**
NET ASSETS		**385,840,848**	**333,190,354**
EQUITY			
Issued capital	21	370,183,255	369,910,902
Reserves	22	21,828,055	8,526,171
Accumulated losses	22	(6,170,462)	(46,673,099)
Total equity		**385,840,848**	**331,763,974**
Non controlling interests		—	1,426,380
TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF ALLIED GOLD LIMITED		**385,840,848**	**333,190,354**

The accompanying notes are an integral part of these interim consolidated financial statements.

All references to "$" in these financial statements are to Australian dollars.

Allied Gold Limited

Consolidated Statement of Changes in Equity

For the half-year ended 31 December, 2010

	Issued Capital	Accumulated Losses	Share-based payments reserve	Foreign exchange translation reserve	Available for sale investments revaluation reserve	Cash Flow Hedging Reserve	Total
	$	$	$	$	$	$	$
At 1 July 2010	**369,525,183**	**(15,559,454)**	**16,604,976**	**5,427,787**	**503,997**	**(5,437,338)**	**371,065,151**
Total comprehensive income for the period							
Profit for the period	—	9,388,992	—	—	—	—	9,388,992
Changes in the fair value of available for sale financial assets	—	—	—	—	543,795	—	543,795
Transfers to income statement from cash flow hedging reserve—gross	—	—	—	—	—	5,437,338	5,437,338
	—	**9,388,992**	**—**	**—**	**543,795**	**5,437,338**	**15,370,125**
Transactions with equity holders in their capacity as equity holders							
Transfer value of forfeited options previously recognised	—	—	(1,252,500)	—	—	—	(1,252,500)
Exercise of options	658,072	—	—	—	—	—	658,072
	658,072	**—**	**(1,252,500)**	**—**	**—**	**—**	**(594,428)**
At 31 December 2010	**370,183,255**	**(6,170,462)**	**15,352,476**	**5,427,787**	**1,047,792**	**—**	**385,840,848**

The accompanying notes are an integral part of these interim consolidated financial statements.

All references to "$" in these financial statements are to Australian dollars.

Allied Gold Limited

Consolidated Statement of Changes in Equity (continued)

For the half-year ended 31 December, 2009
(unaudited)

	Issued Capital	Accumulated Losses	Share-based payments reserve	Foreign exchange translation reserve	Available for sale investments revaluation reserve	Cash Flow Hedging Reserve	Total	Non-Controlling Interest	Attributable to Ordinary Equity Holders of Allied Gold Limited Total
	$	$	$	$	$	$	$	$	$
At 1 July 2009	**173,098,363**	**(24,257,420)**	**9,776,417**	**(644,628)**	**136,389**	**(8,068,638)**	**150,040,483**	**—**	**150,040,483**
Total comprehensive income for the period									
Loss for the period	—	(22,415,679)	—	—	—	—	(22,415,679)	12,971	(22,402,708)
Changes in the fair value of available for sale financial assets	—	—	—	—	250,914	—	250,914	—	250,914
Changes in the fair value of cash flow hedges—gross	—	—	—	—	—	(5,774,881)	(5,774,881)	—	(5,774,881)
Transfers to net profit—gross	—	—	—	—	—	4,917,149	4,917,149	—	4,917,149
Exchange differences on translation of foreign operations	—	—	—	1,141,391	—	—	1,141,391	38,470	1,179,861
	—	**(22,415,679)**	**—**	**1,141,391**	**250,914**	**(857,732)**	**(21,881,106)**	**51,441**	**(21,829,665)**
Transactions with equity holders in their capacity as equity holders									
Acquisition of Subsidiary	—	—	—	—	—	—	—	1,374,939	1,374,939
Ordinary shares issued	205,906,932	—	—	—	—	—	205,906,932	—	205,906,932
Costs of equity raising	(9,251,893)	—	—	—	—	—	(9,251,893)	—	(9,251,893)
Share based payments	—	—	6,792,058	—	—	—	6,792,058	—	6,792,058
Conversion of options	157,500	—	—	—	—	—	157,500	—	157,500
	196,812,539	**—**	**6,792,058**	**—**	**—**	**—**	**203,604,597**	**1,374,939**	**204,979,536**
At 31 December 2009	**369,910,902**	**(46,673,099)**	**16,568,475**	**496,763**	**387,303**	**(8,926,370)**	**331,763,974**	**1,426,380**	**333,190,354**

The accompanying notes are an integral part of these interim consolidated financial statements.

All references to "$" in these financial statements are to Australian dollars.

Allied Gold Limited

Consolidated Statement of Cash Flows

For the half-year ended 31 December, 2010

	Half-Year Ended 31 December 2010	Half-Year Ended 31 December 2009
	$	$ (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	46,524,256	33,166,504
Payments to suppliers & employees	(36,142,541)	(42,260,483)
Interest received	694,094	178,099
Interest paid	(3,219,275)	(17,351)
Net cash from / (used in) operating activities	**7,856,534**	**(8,933,231)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of plant & equipment	(98,088,171)	(7,201,607)
Development expenditure	(3,520,723)	(2,014,792)
Exploration and evaluation expenditure	(1,709,955)	(950,364)
Cash acquired on acquisition of controlled entity	—	3,573,927
Net cash used in investing activities	**(103,318,849)**	**(6,592,836)**
CASH FLOWS FROM FINANCING ACTIVTIES		
Proceeds from equity placements	—	159,545,451
Costs of issuing securities	—	(9,251,893)
Proceeds from exercising options	658,072	—
Finance lease payments	(948,576)	(2,534,784)
Proceeds from borrowings	53,772,845	3,332,823
Repayments of borrowings	(7,045,139)	—
Net cash from financing activities	**46,437,202**	**151,091,597**
Net (decrease) / increase in cash held	**(49,025,113)**	**135,565,530**
Cash at beginning of the half-year	85,525,391	20,529,979
Effects of exchange rate changes on the balance of cash and cash equivalents	(13,834)	1,146,019
Cash and cash equivalents at end of the half-year	**36,486,444**	**157,241,528**

The accompanying notes are an integral part of these interim consolidated financial statements.

All references to "$" in these financial statements are to Australian dollars.

1. Reporting entity

Allied Gold Limited ("the Company") is a listed public company, incorporated and domiciled in Australia. These financial statements represent the group financial statements of the group consisting of Allied Gold Limited and its subsidiaries ("Group"). Allied Gold is a gold production company whose shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "ALG", on the Australian Securities Exchange under the symbol "ALD" and traded on AIM, a market operated by the London Stock Exchange Plc under the symbol "AGLD". Allied Gold's business is gold exploration and mining. Its major assets are its 100% owned Simberi gold project (the "Simberi Project"), which is located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern PNG and its 100% interest in Australian Solomons Gold Limited ("ASG") which owns the Gold Ridge Gold Project ("Gold Ridge") which is located on Guadalcanal Island in the Solomon Islands.

The comparative financial information for the half-year ended 31 December 2009 has been reviewed, but not audited.

2. Basis of preparation

(a) Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRIC interpretations as adopted by the European Union (EU-IFRS). These are the standards, subsequent amendments and related interpretations issued and adopted by the International Accounting Standards Board (IASB) that have been endorsed by the European Union as at 31 December 2010. The consolidated financial statements also comply with Article 4 of the EU IAS Regulation.

IFRS and IFRIC interpretations applied for the first time in the half-year ended 31 December 2010

During the half-year ended 31 December 2010 the Group has adopted the following IFRS and IFRIC interpretations for the first time:

- **Amendments to IFRS 2 'Share-Based Payment'—Group Cash-Settled Transactions.** The amendments made by the IFRS to IFRS 2 confirm that an entity receiving goods or services in a group share based payment arrangement must recognise an expense for those goods or services regardless of which entity in the group settles the transaction or whether the transaction is settled in shares or cash. They also clarify how the group share-based payment arrangement should be measured, that is, whether it is measured as an equity or a cash-settled transaction. There was no impact on the group's financial statements.
- **IFRS 3 'Business Combinations'.** The IASB has issued a revised IFRS3 Business Combinations which contains the following principal amendments from the existing IFRS3 Business Combinations
  - The revised IFRS3 limits the choice of measuring non-controlling interests (NCI) at either fair value or the NCI's proportionate share of the acquiree's net identifiable assets to NCI's that are present ownership instruments that entitle their holders to a proportionate share of the entity's net assets in the event of liquidation. Other components of NCI must be measured at acquisition date fair value, or as required by other Accounting Standards. There will be no impact on initial adoption as these requirements are only required to be applied prospectively.
  - The amendments clarify that acquiree awards that the acquirer chooses to, but is not obliged to, replace, must be accounted for in the same way as acquiree awards that the acquirer is obliged to replace. There will be no impact on initial adoption as these requirements are only required to be applied prospectively.

2. **Basis of preparation (continued)**

- Additional guidance has been added to confirm that, where the acquiree still has outstanding share-based payment transactions, these form part of the NCI of the acquirer and are measured as follows:
  - If vested—at their market-based measure; and
  - If not vested—at their market-based measure as if acquisition date were the grant date.

There was no impact on initial adoption as these requirements are only required to be applied prospectively.

- **IFRIC 19 'Extinguishing Financial Liabilities with Equity Instruments',** clarifies the accounting when an entity renegotiates the terms of its debt with the result that the liability is extinguished by the debtor issuing its own equity instruments to the creditor (debt for equity swap). It requires a gain or loss to be recognised in profit or loss which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. It has not had any impact on the group's financial statements since it is retrospectively applied from the beginning of the earliest period presented (1 July 2009) and the group has not entered into any debt for equity swaps since that date.

- **IAS 5 Non-current Assets Held for Sale and Discontinued Operations** (effective from 1 January 2010). Clarifies that disclosures required for non-current assets (or disposal groups) classified as held for sale or discontinued operations are limited to those required by IAS 5 unless:
  - Disclosures are specifically required for these assets by other IFRS; or
  - Assets and liabilities of a disposal group are not within the measurement requirements of IAS 5 and disclosures are required by other IFRS.

  There was no impact on the consolidated financial statements.

- **IAS1 Presentation of Financial Statements** Clarifies that terms of a liability that could, at the option of the counterparty, result in the liability being settled by the issue of equity instruments, do not affect its classification. This means that unless the terms of such liabilities require a transfer of cash or other assets within 12 months, they do not necessarily have to be classified as current liabilities. Initial adoption of this amendment had no impact as the entity does not have any current liabilities where the counterparty has the option to have the liabilities settled by the issue of equity instruments.

- **IAS7 Statement of Cash Flows.** Clarifies that only expenditures that result in a recognised asset in the statement of financial position are eligible for classification as cash flows from investing activities. Initial adoption of this amendment had no impact as the entity only recognises cash flows from investing activities for expenditures that result in a recognised asset in the statement of financial position.

- **IAS17 Leases.** Land can be classified as a finance lease for very long leases where the significant risks and rewards are effectively transferred, despite there being no transfer of title. Initial adoption of this amendment had no impact as the entity has no leases for land that would qualify for classification as a finance lease.

- **IAS 36 Impairment of Assets.** Clarifies that CGUs to which goodwill is allocated cannot be larger than an operating segment as defined in IFRS8 Operating Segments before aggregation. There was no impact as these requirements are only required to be applied prospectively to goodwill impairment calculations for periods commencing on or after 1 July 2010.

2. Basis of preparation (continued)

IFRS and IFRIC interpretations issued but not effective as at 31 December 2010

At the date of preparation of these consolidated financial statements, the following IFRS and IFRIC Interpretations which have not been applied in these financial statements were in issue but not yet effective:

- **IFRS 9 'Financial Instruments',** effective for annual periods beginning on or after 1 January 2013 addresses the classification and measurement of financial assets and is likely to affect the group's accounting for its financial assets. The standard is not applicable until 1 January 2013. The group is yet to assess its full impact.
- **Amendment to IAS 24 'Related Party Disclosures',** effective for annual periods beginning on or after 1 January 2011. The amendment removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities and clarifies and simplifies the definition of a related party. The group will apply the amended standard from 1 July 2011. When the amendments are applied, the group will need to disclose any transactions between its subsidiaries and its associates. However, it has yet to put systems into place to capture the necessary information. It is therefore not possible to disclose the financial impact, if any, of the amendment on the related party disclosures.

There are no further accounting standards issued not yet effective that will have an impact on the group.

(b) Basis of measurement

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available for sale financial assets and derivative financial instruments.

(c) Critical accounting estimates

The preparation of the financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses.

These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the Financial Statements are disclosed in note 4.

3. Statement of significant accounting policies

The significant accounting policies adopted in the presentation of the financial statements are set out below. The accounting policies have been consistently applied to all periods presented in the financial statements and by all entities comprising the group for the purposes of the group financial statements, except for the items described in note 2(a) above.

(a) Basis of Consolidation

Subsidiaries

A subsidiary is any entity over which the Company has the power to govern the financial and operating policies so as to obtain benefits from its activities. In assessing control, potential voting rights that are

3. Statement of significant accounting policies (continued)

presently exercisable or convertible are taken into account. Subsidiaries are included in the group financial statements from the date on which control is transferred to, or acquired by the Company, until the date control ceases.

The acquisition method of accounting is used to account for business combinations by the group (refer to note 3 (y)).

Investments in subsidiaries are accounted for at the lower of cost less any impairment losses in the separate financial statements of the Company. A list of subsidiaries during the six months ended 31 December 2010 is presented in note 31.

Transactions eliminated on consolidation

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the group statement of comprehensive income, statement of changes in equity and statement of financial position respectively.

Changes in ownership interests

The group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in a separate reserve within equity attributable to owners of Allied Gold Limited.

When the group ceases to have control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, jointly controlled entity or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a jointly-controlled entity or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

(b) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each subsidiary in the group are measured using the currency of the primary economic environment in which that entity operates ("the functional currency"). The group financial statements are presented in Australian dollars which is Allied Gold Limited's functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into Australian dollars at exchange rates ruling at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at balance date are translated to Australian dollars at the rate of exchange ruling on that date. Foreign exchange differences

3. Statement of significant accounting policies (continued)

arising on translation are recognised in the profit and loss. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

Group companies

The results and financial position of all the group entities (none of which has the functional currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position
- income and expenses are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and
- all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, a proportionate share of such exchange differences is reclassified to profit or loss, as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entities and translated at the closing rate.

(c) Revenue

Sales are recognised as revenue only when there has been a passing of title and risk to the customer, and:

- the product is in a form suitable for delivery and no further processing is required by, or on behalf of, the group;
- the quantity and grade of the product can be determined with reasonable accuracy;
- the product has been dispatched to the customer and is no longer under the physical control of the group (or property in the product has earlier passed to the customer);
- the selling price can be measured reliably;
- it is probable that the economic benefits associated with the transaction will flow to the group; and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue represents the gross proceeds receivable from the customer.

(d) Financing income

Financing income represents interest income which is recognised in the profit and loss as it accrues, using the effective interest method.

Financing costs are calculated using the effective interest method and include interest, amortisation of discounts or premiums relating to borrowings and amortisation of ancillary costs incurred in connection with arrangement of borrowings and foreign exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

3. Statement of significant accounting policies (continued)

Financing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take a substantial period of time to get ready for their intended use or sale. Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is the amount incurred in relation to that borrowing, net of any interest earned on those borrowings. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate.

(e) Income Tax

Income tax on profit or loss for the six months comprises current and deferred tax. Income tax is recognised in the profit and loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax paid or payable on the taxable income for the six months, using tax rates enacted or substantially enacted at the statement of financial position date, and any adjustment to tax paid or payable in respect of previous six months.

Deferred tax is provided using the statement of financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit and does not arise in a business combination, nor differences relating to investments in subsidiaries where the Company is able to control the reversal of temporary differences and it is probable that the differences will not reverse in the foreseeable future. The amount of deferred tax provided is determined using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the group will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions or deductibility imposed by the law.

(f) Non-derivative financial assets

Non-derivative financial instruments comprise investments in equity securities, trade and other receivables and cash and cash equivalents. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. The classification depends on the purpose for which the financial assets were acquired or executed.

Non-derivative financial assets are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non derivative financial instruments are measured as described below.

Held to maturity investments

If the group has the positive intent and ability to hold securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses (refer accounting policy 3(m)).

3. Statement of significant accounting policies (continued)

Available-for-sale financial assets

The group's investments in equity securities are classified as available-for sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (refer accounting policy 3(m)), and foreign exchange gains and losses on available-for-sale monetary items, are recognised directly in equity. When an investment is de-recognised, the cumulative gain or loss in equity is transferred to profit or loss. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of, or otherwise realise, the investment within twelve months of the reporting date.

Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the group's documented risk management or investment strategy. Upon initial recognition attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash, which are subject to an insignificant risk of changes in value and have a maturity of three months or less on the date they are acquired by the group. Bank overdrafts are shown within short-term borrowings in current liabilities on the statement of financial position.

Trade and other receivables

Trade and other receivables are measured at amortised cost using the effective interest method, less any impairment losses (refer accounting policy 3(m)).

Trade and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, unless their remaining contractual maturity is greater than twelve months after the reporting date in which case they are classified as non-current assets.

Derecognition of financial assets

Financial assets are derecognised when the rights to receive cash flows from the assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

(g) Inventories

Raw materials and stores, work in progress and finished goods are physically measured or estimated and valued at the lower of cost and net realisable value. Net realisable value less costs to sell is assessed annually based on the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.

Cost is determined primarily on the basis of average costs. For processed inventories, cost is derived on an absorption costing basis. Cost comprises cost of purchasing raw materials and cost of production, including attributable mining and processing overheads.

3. Statement of significant accounting policies (continued)

Non-current ore stockpile is ore which is not scheduled to be processed in the twelve months after the reporting date. The group believes the processing of these stockpiles will have a future economic benefit to the group and accordingly values these stockpiles at the lower of cost or net realisable value.

Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase as well as transportation and statutory charges, or net realisable value. Any provision for obsolescence is determined by reference to specific stock items identified.

(h) Derivatives and hedging activities

Derivative instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The group designates certain derivatives as either:

- Hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or
- Hedges of the cash flows of recognised assets and liabilities and highly probable forecast transactions (cash flow hedge).

At the inception of the hedging transaction, the group documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking various hedge transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been, and will continue to be, highly effective in offsetting changes in fair values or cash flows of hedged items.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is greater than twelve months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than twelve months. Trading derivatives are classified as a current asset or liability.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the profit and loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the ineffective portion is recognised in the profit and loss within other income or other expenses.

The Group did not have any fair value hedges in the period covered by these Financial Statements.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised through other comprehensive income in the hedging reserve. The gain or loss relating to any ineffective portion is recognised immediately in the profit and loss within other income or other expenses.

Amounts accumulated in equity are recognised in the profit and loss in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place).

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a

3. Statement of significant accounting policies (continued)

forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to profit or loss.

Derivatives that do not qualify for hedge accounting

Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the profit and loss and are included in other income or other expenses.

(i) Exploration and evaluation expenditure

Exploration and evaluation expenditure comprises costs that are directly attributable to researching and analysing existing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; and/or compiling prefeasibility and feasibility studies. Exploration expenditure relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits that have been identified as having economic potential.

Exploration and evaluation expenditure (including amortisation of capitalised licence costs) is charged to the profit and loss as incurred except in the following circumstances, in which case the expenditure may be capitalised:

- the exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or
- at the statement of financial position date, exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

Capitalised exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset. As the asset is not available for use, it is not depreciated. All capitalised exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas at which reserves have been discovered but that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is not expected to be recovered it is charged to the profit and loss.

Cash flows associated with exploration and evaluation expenditure (comprising both amounts expensed and amounts capitalised) are classified as investing activities in the statement of cash flows.

(j) Development expenditure

When proved reserves are determined and development is sanctioned, capitalised exploration and evaluation expenditure is reclassified as "Other Mineral Assets", and is disclosed as a component of property, plant and equipment. Development expenditure is capitalised and classified as "Other Mineral Assets". The asset is not depreciated until construction is completed and the asset is available for use.

(k) Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (see accounting policy 3(m)). Cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, an appropriate proportion of fixed and variable overheads and capitalised borrowing costs. The cost of self-constructed assets and acquired assets include (i) the initial estimate of the time of

3. Statement of significant accounting policies (continued)

installation and during the period of use, when relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and (ii) changes in the measurement of existing liabilities recognised for these costs resulting from changes in the timing or outflow of resources required to settle the obligation or from changes in the discount rate.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Costs incurred on property, plant and equipment subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the group in future six months. Where these costs represent separate components they are accounted for as separate assets and are separately depreciated over their useful lives. Costs incurred on property, plant and equipment which do not meet the criteria for capitalisation are expensed as incurred.

The cost of each item of property, plant and equipment is depreciated over its expected useful life reflecting the pattern in which the assets' future economic benefits are expected to be consumed. For the majority of assets this is accomplished using the unit-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Land is not depreciated.

Acquired mineral rights are capitalised and classified as "Other mineral assets" and depreciated from commencement of production. The group's mineral leases are of sufficient duration (or convey a legal right to renew for a sufficient duration) to enable all proven and probable reserves to be mined in accordance with current production schedules.

Depreciation of property, plant and equipment

Property, plant and equipment is depreciated over its useful life, or over the remaining mine life if shorter. Residual values and useful lives are reviewed, and adjusted if appropriate at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively. The major categories of property, plant and equipment are depreciated on a units of use and / or a straight- line basis as follows:

Units of production basis

For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a units of production basis.

In applying the units of production method, depreciation is normally calculated using based on estimated recoverable gold ounces contained in proved and probable ore reserves.

Straight line basis

Assets within operations for which production is not expected to fluctuate significantly from one six months to another or which have a physical life shorter than the remaining mine life are depreciated on a straight line basis as follows:

Plant and equipment	3 to 8.5 months
Buildings	8.5 months
Other mineral assets	3 to 8.5 months

An assets' carrying amount is written down immediately to its recoverable amount if the assets' carrying amount is greater than its estimated recoverable amount (refer accounting policy 3(m)).

3. Statement of significant accounting policies (continued)

Gains and losses on disposals are determined by comparing disposal proceeds with the carrying amount of the asset at the time of disposal. Gains and losses on disposal are included in the profit and loss.

(l) Deferred mining costs

Overburden and other mine waste materials are often removed during the initial development of a mine site in order to access the mineral deposit. This activity is referred to as development stripping. The directly attributable costs (inclusive of an allocation of relevant overhead expenditure) are capitalised as development costs. Capitalisation of development stripping costs ceases, and depreciation of those capitalised costs commences, at the time that saleable materials begin to be extracted from the mine. Depreciation of capitalised development stripping costs is determined on a unit of production basis for each separate area of interest.

Removal of waste material normally continues throughout the life of a mine. This activity is referred to as production stripping and commences at the time that saleable materials begin to be extracted from the mine. The costs of production stripping are charged to the profit and loss as operating costs when the ratio of waste material to ore extracted for an area of interest is expected to be constant throughout its estimated life. When the ratio of waste to ore is not expected to be constant, production stripping costs are accounted for as follows:

- All costs are initially charged to the profit and loss and classified as operating costs.
- When the current ratio of waste to ore is greater than the estimated life-of-mine ratio, a portion of the stripping costs (inclusive of an allocation of relevant overhead expenditure) is capitalised.
- In subsequent six months when the ratio of waste to ore is less than the estimated life-of-mine ratio, a portion of capitalised stripping costs is charged to the profit and loss as operating costs.

The amount of production stripping costs capitalised or charged in a financial six months is determined so that the stripping expense for the financial six months reflects the estimated life-of-mine ratio. Changes to the estimated life-of-mine ratio are accounted for prospectively from the date of the change. Capitalised development stripping costs are classified as 'Property, plant and equipment' and capitalised production stripping costs are classified as 'Other mineral assets'. These assets are considered in combination with other assets of an operation for the purpose of undertaking impairment assessments.

(m) Impairment of assets

The carrying amount of the group's assets, other than inventories (see accounting policy 3(g)), and deferred tax assets (see accounting policy 3(e), are reviewed at each statement of financial position date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the profit and loss unless the asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through the profit and loss.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Calculation of recoverable amount

The recoverable amount of the group's receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (that is, the effective

3. Statement of significant accounting policies (continued)

interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted. Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Receivables are individually assessed for impairment.

The recoverable amount of other assets is the greater of their fair value, less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment

An impairment loss in respect of goodwill is not reversed.

An impairment loss in respect of receivables carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised. Impairment losses recognised in the profit and loss on equity instruments classified as available for sale are not reversed through the profit and loss.

In respect of other assets, an impairment loss is reversed when there is an indication that the impairment may no longer exist and if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(n) Non derivative financial liabilities

Trade and other payables

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the group. Trade and other payables are initially measured at fair value and subsequently at amortised cost.

Interest bearing borrowings

Interest bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the profit and loss over the period of the borrowings on an effective interest rate basis.

(o) Provisions

A provision is recognised in the statement of financial position when the group has a present legal, equitable or constructive obligation as a result of a past event, and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. If the effect is material, provisions are determined by discounting the expected future cash flows at the pre-tax rate that reflects current market assessments of the time value of money, and where appropriate, the risks specific to the activity.

Restoration and rehabilitation

A provision is raised for the restoration and rehabilitation of each mine site. Restoration and rehabilitation works can include facility decommissioning and dismantling; removal or treatment of waste materials; land rehabilitation; and site restoration. The extent of the work required and the associated costs are dependent on the relevant regulatory requirements and the group's environmental policies.

3. Statement of significant accounting policies (continued)

A provision for restoration and rehabilitation is recognised at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of the mine site, the provision is increased accordingly. The provision recognised represents management's best estimate of the present value of the all future costs required to restore and rehabilitate each mine site in connection with environmental disturbances that have occurred at the reporting date.

Restoration and rehabilitation provisions are measured as the full amount that has been estimated based on current costs required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money.

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the group from a contract are lower than the unavoidable costs of meeting its obligations under the contract.

(p) Employee benefits

Wages, salaries and annual leave

Liabilities for employee benefits for wages, salaries and annual leave expected to be settled within 12 months of the six months end represent present obligations resulting from employees' services provided to the reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the group expects to pay as at the reporting date including related on-costs.

Long-term service benefits

The provisions for employee entitlements to long service leave and other deferred employee benefits represent the present value of the estimated future cash outflows to be made by the group resulting from employees' services provided up to the reporting date and include related on-costs. In determining the liability for long service leave, consideration has been given to future increases in wage and salary rates, and the group's experience with staff departures.

Liabilities for employee entitlements which are not expected to be settled within twelve months are discounted using the rates attached to national government securities at the reporting date, which most closely match the terms of maturity of the related liabilities.

(q) Leases

Leases of property, plant and equipment where substantially all the risks and rewards of ownership are transferred to the group, as lessee, are classified as finance leases. Finance leases are capitalised at the inception of the lease at the fair value of the leased property, or if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are recorded as a liability. Each lease payment is apportioned between the liability and finance cost. The finance cost is charged to the profit and loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated in accordance with the group's depreciation policy (refer accounting policy 3(k)).

Leases in which a significant proportion of the risks and rewards of ownership are not transferred to the group as lessee are classified as operating leases. Payments under operating leases, net of any incentives received from the lessor, are charged to the profit and loss on a straight line basis over the life of the lease.

3. Statement of significant accounting policies (continued)

(r) Financial guarantee contracts

Financial guarantee contracts are recognised as financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognised less accumulated amortisation, where appropriate.

The fair value of the guarantee is determined as the present value of the difference in the net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

(s) Share based payments

The group provides benefits to its directors and employees in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

Details of plans currently in place to provide these benefits are as follows:

- the Employee Option Incentive Scheme (EOIS), which provides benefits to employees in the form of options to subscribe for shares subject to vesting periods; and
- specific incentive arrangements for directors whereby upon achievement of a particular milestone the director will become entitled to a given number of shares or options.

The cost of these equity-settled transactions with directors and employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using a binomial model.

In valuing equity-settled transactions, no account is taken of any performance conditions. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date'). The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors, will ultimately vest.

This opinion is formed based on the best available information at the reporting date. No expense is recognised for awards that do not ultimately vest. Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(t) Earnings per share

The group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of shares outstanding during the period, adjusted for bonus elements in ordinary shares issued during the six months.

3. Statement of significant accounting policies (continued)

Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with the dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming conversion of all dilutive potential ordinary shares.

(u) Contributed equity

Ordinary shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(v) Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Balance Sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(w) Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the a committee comprising the Executive Chairman and the Chief Financial Officer.

(x) Dividends

Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the financial six months but not distributed at the statement of financial position date.

(y) Business Combinations

The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the group. The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary.

Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net identifiable assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the group's share of the net identifiable assets acquired is recorded as goodwill. If those amounts are less

3. Statement of significant accounting policies (continued)

than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

4. Critical accounting estimates and judgments

The preparation of the group financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the Financial Statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the results of which form the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

The group has identified the following critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the group's properties. In order to calculate reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analysing geological data such as drilling samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The group is required to determine and report ore reserves under the principles incorporated in the Australasian Code for Reporting of Mineral Resources and Ore Reserves December 2004, known as the JORC Code. The JORC Code requires the use of reasonable investment assumptions to calculate reserves. For example, if current prices remain above long-term historical averages for an extended period of time, internal assumptions about future prices may involve the use of lower prices to estimate reserves under the JORC Code. Lower price assumptions generally result in lower estimates of reserves.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the group's financial results and financial position in a number of ways, including the following:

- Asset carrying values may be affected due to changes in estimated future cash flows.

4. Critical accounting estimates and judgments (continued)

- Depreciation, depletion and amortisation charged in the profit and loss may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.
- Overburden removal costs recorded on the statement of financial position or charged to the profit and loss may change due to changes in stripping ratios or the units of production basis of depreciation.
- Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.
- The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Exploration and evaluation expenditure

The group's accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure under the policy, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the profit and loss.

Share based payments

The group issues equity settled share based payments to employees and third parties. Such payments are measured at their fair value at the date of grant. Fair value is measured using a binomial pricing model that requires the exercise of judgement in relation to variables such as expected volatilities and dividend yields based on information available at the time the fair value is measured.

Development expenditure

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project is economically viable. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having commenced the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the profit and loss. The carrying value of Development Expenditure is included in Other Mineral Assets—refer note 15.

Property, plant and equipment—recoverable amount

In accordance with the group's accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognised to the extent that carrying amount exceeds recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties, and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal. Value in use is also generally determined

4. Critical accounting estimates and judgments (continued)

as the present value of the estimated future cash flows, but only those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves, operating costs, restoration and rehabilitation costs and future capital expenditure. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against the profit and loss.

The carrying values of property, plant and equipment are disclosed in note 15.

Restoration and rehabilitation

The group's accounting policy requires the recognition of provisions for the restoration and rehabilitation of each site. The provision recognised represents management's best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of possible contamination and the timing, extent and costs of required restoration and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognised for each site is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the statement of financial position by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges. The carrying value of the mine rehabilitation assets is presented in note 15 and the carrying value of the provision for rehabilitation is presented in note 20.

Derivative Financial Instruments

The group uses derivative financial instruments including call and put options to partially hedge its exposure to downward movements in the price of gold. At each reporting date, the fair value of outstanding options is measured using pricing models that require the exercise of judgement in relation to variables such as expected volatilities based on information available at the reporting date. As the underlying drivers for those judgements are constantly changing, the reported derivative financial assets and liabilities are an estimate that may materially change post balance date. The carrying value of derivatives is presented in note 12.

Taxation

The group's accounting policy for taxation requires management's judgement in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the statement of financial position. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences in investments, caused principally by retained earnings held in foreign tax jurisdictions, are recognised unless repatriation of retained earnings can be controlled and are not expected to occur in the foreseeable future.

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, restoration and rehabilitation costs, capital expenditure, dividends and other capital management transactions. Judgements are also required

4. Critical accounting estimates and judgments (continued)

about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the statement of financial position and the amount of other tax losses and temporary differences not yet recognised.

In such circumstances, some or all of the carrying amount of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the profit and loss. Information regarding income tax expense / (benefit) is provided in note 9 and information in relation to deferred tax balances is presented in note 17.

5. Segment reporting

(a) Description of Segments

Management has determined the operating segments based on reports reviewed by the Executive Chairman and the Chief Financial Officer that are used to monitor performance and make strategic decisions. The business is considered from both a geographic and functional perspective and has identified four reportable segments being :

- Mining and processing in Papua New Guinea and the Solomon Islands.
- Mineral exploration in Papua New Guinea and the Solomon Islands.

Papua New Guinea consists of mining and processing and mineral exploration activities undertaken at the Simberi project. Solomon Islands consists of mineral exploration activities only as the project is not currently in production. The performance of the two geographic sectors is monitored separately.

The segment information presented to the Executive Chairman and the Chief Financial Officer does not include reporting of assets and liabilities or cash flows by segment.

Comparative segment information has been recognised in conformity with the requirements of IFRS 8 Operating Segments. In the prior period the segments related to the Solomon Islands were not reported on as these segments were acquired as part of the acquisition of Australian Solomons Gold Limited during the current financial six months.

5. Segment reporting (continued)

(b) Segment Information provided to the Executive Chairman and the Chief Financial Officer and the Board of Directors

2010	Papua New Guinea			Solomon Islands			Consolidated		
	Mining and Processing	Mineral Exploration[1]	Total	Mining and Processing[1]	Mineral Exploration[1]	Total	Mining and Processing	Mineral Exploration	Total
	$	$	$	$	$	$	$	$	$
Revenue									
Sales to external customers	40,942,585	—	40,942,585	—	—	—	40,942,585	—	40,942,585
Result									
Segment contribution	8,367,716	(3,979,595)	4,388,121	(13,106,310)	(514,370)	(13,620,680)	(4,738,594)	(4,493,965)	(9,232,559)

(1) In Papua New Guinea the mineral exploration costs are capitalised for financial reporting in accordance with Australian Accounting Standards. In the Solomon Islands both Mining and Processing and Mineral Exploration costs were capitalised for financial reporting in accordance with Australian Accounting Standards

2009 (unaudited)	Papua New Guinea			Solomon Islands			Consolidated		
	Mining and Processing	Mineral Exploration	Total	Mining and Processing[1]	Mineral Exploration	Total	Mining and Processing	Mineral Exploration	Total
	$	$	$	$	$	$	$	$	$
Revenue									
Sales to external customers	33,141,171	—	33,141,171	—	—	—	33,141,171	—	33,141,171
Result									
Segment contribution	(5,009,648)	(2,014,792)	(7,024,440)	—	(1,364,790)	(1,364,790)	(5,009,648)	(3,379,582)	(8,389,230)

5. Segment reporting (continued)

(c) Other segment information

Reconciliations of reportable segment revenues, profit or loss, assets and liabilities and other material items

	Consolidated	
	2010	2009
	$	$ (unaudited)
Revenues		
Total Revenue for reportable segments	40,942,585	33,141,171
Group Revenue	**40,942,585**	**33,141,171**

The Executive Chairman and the Chief Financial Officer assess the performance of the operating segments based on a measure of contribution. This measure excludes items such as the effects of equity settled share based payments, and unrealised gains / (losses) on financial instruments. Interest income and expenditure are not allocated to segments, nor are corporate expenses as these activities are centralised.

	2010	2009
Segment contribution	**(9,232,559)**	**(8,389,230)**
Capitalised expenditure	17,600,275	3,379,583
Unrealised loss on derivatives	—	(812,477)
Corporate expenses	(4,950,553)	(8,002,387)
Share based remuneration	1,252,500	(6,819,755)
Foreign exchange gain / (loss)	444,063	(112,698)
Financial income	4,776,722	180,483
Financial costs	(501,456)	(1,839,198)
Profit / (loss) from continuing operations	**9,388,992**	**(22,415,679)**

6. Revenue and other income

(a) Revenue

	2010	2009
Gold Income	40,880,851	33,103,319
By products	61,734	37,852
	40,942,585	**33,141,171**

(b) Other income

	2010	2009
Net gain on disposal of property, plant and equipment	35,566	—
Net foreign exchange gains	—	1,392,927
Other	47,062	167,988
	82,628	**1,560,915**

(c) Financial income

	2010	2009
Gain on derecognition of financial liability	4,000,000	—
Interest received	776,772	180,483
	4,776,772	**180,483**

7. Cost of sales

	Consolidated	
	2010	2009
	$	$ (unaudited)
Cash operating costs comprise:		
• employee expenses	4,920,530	3,684,145
• stores and other consumables	6,087,098	6,652,909
• fuel, power and water	5,454,344	4,292,370
• other	12,298,219	14,696,723
	28,760,191	29,326,147
Depreciation and amortisation charges	7,964,691	6,119,493
Changes in inventories and work in progress	(5,071,073)	2,046,279
	31,653,809	37,491,919
Royalties	921,060	658,900
	32,574,869	**38,150,819**

8. Other expenses

Profit / (loss) before income tax includes the following specific expenses:

	2010	2009
Operating lease rentals	1,588,012	1,255,766
Employee benefits expense	12,388,440	7,211,605
Amount capitalised	(5,097,291)	(1,202,568)
Total employee benefits expense expensed	7,291,149	6,009,037
Superannuation expense included in employee benefits expense	602,249	496,347
Depreciation and Amortisation		
Depreciation of plant and equipment	8,348,970	3,637,980
Amortisation of leased assets	1,116,979	1,431,390
Depreciation of development expenditure	1,543,049	1,124,857
	11,008,998	6,194,227
Amount capitalised	(2,697,131)	—
Total depreciation and amortisation expensed	8,311,867	6,194,227

8. Other expenses (continued)

	Consolidated	
	2010	2009
	$	$ (unaudited)
Finance expenses		
Interest and finance charges on interest bearing liabilities	1,304,117	1,463,542
Unwinding of discount on provision for rehabilitation	261,218	358,927
Loan establishment and management fees	1,817,094	—
Other	61,913	16,729
	3,444,342	1,839,198
Amount capitalised	(2,942,886)	—
Finance costs expensed	**501,456**	**1,839,198**
Finance lease contingent rentals	—	1,765,852

9. Income tax expense

(a) Numerical reconciliation of income tax expense to prima facie tax payable

Profit / (loss) before income tax	9,388,992	(22,415,679)
Prima facie tax expense / (benefit) at the Australian tax rate of 30% (2009:30%)	2,816,698	(6,724,704)
Tax effect of amounts which are not deductible / (taxable) in calculating taxable income:		
Non allowable items	148,495	(1,930,246)
Deferred tax assets recognised / (not recognised)	(2,965,193)	8,654,949
Income tax expense	—	—
Effective tax rate	0%	0%

(b) Current tax liabilities

Movements in the provision for current income tax during the period were as follows:		
Balance at the beginning of the six months	—	—
Half-year's income tax expense / (benefit) on loss from ordinary activities	2,965,193	(8,654,949)
Transfer to / (from) tax losses not brought to account	(2,965,193)	8,654,949
Balance at end of half-year	—	—

10. Trade and other receivables

	Group	
	2010	2009
	$	$ (unaudited)
Current		
Trade receivables	2,497,156	927,333
Other receivables	1,601,857	787,287
	4,099,013	**1,714,620**

All trade and other receivables are unsecured. No receivables were past due or impaired as at 31 December 2010 (2009: $nil).

The group's exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

11. Inventories

Current		
Raw materials and stores	5,698,294	5,063,203
Ore stockpiles	8	11
Gold in circuit	13,051,833	6,090,145
Finished goods	2,578,262	189,320
	21,328,397	**11,342,679**

12. Derivative financial instruments

Current assets		
Options—cash flow hedges	—	**814,922**
Current liabilities		
Options—cash flow hedges	—	**15,720,395**

The derivative financial instrument liabilities in the prior period were denominated in United States dollars and were secured by fixed and floating charge over the assets of the subsidiary that has received the loans. The hedging facilities under which these liabilities arose were terminated in the current six months and the fixed and floating charge was released by the hedge providers. The group exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

The amount of realised losses on derivative financial statements included in equity as at the end of the reporting period was $5,437,338 (2009: restated unrealised losses $9,703,079).

13. Available for sale financial assets

	Group	
	2010	2009
	$	$ (unaudited)
Non-current		
Listed equity securities—at market value	1,068,024	599,888

Available for sale financial assets comprise investments in the ordinary issued capital of various entities. There are no fixed returns or fixed maturity dates.

The fair value of financial assets and liabilities must be estimated for recognition and measurement. As of 1 July 2009, the group has adopted the amendment to IFRS7 Financial Instruments: Disclosures which requires disclosure of fair values by level of the fair value measurement hierarchy prescribed by IFRS7. The fair value of the group's available for sale financial assets are determined on the basis of unadjusted quoted prices in an active market for those assets and as such fall within level 1 of the IFRS7 fair value measurement hierarchy.

The group's exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

14. Other assets

Current		
Prepayments	1,473,525	390,481
Other	18,797	388,712
	1,492,322	**779,193**

15. Property, plant and equipment (continued)

(a) Leased assets

Plant and equipment includes the following amounts where the Group is a lessee under a finance lease:

	Group	
	2010	2009
	$	$ (unaudited)
Leased equipment		
Cost	22,681,272	10,373,958
Accumulated depreciation	(3,262,332)	(2,996,845)
Net carrying value	19,418,940	7,377,113

(b) Non-current assets pledged as security

Refer to note 19 for information on non-current assets pledged as security by Group entities.

16. Exploration and evaluation expenditure

Cost		
At the beginning of the half-year	23,711,261	11,115,743
Transferred from assets under construction	—	—
Effect of changes in exchange rates	—	2,293,237
Additions	1,709,955	—
Acquired on acquisition of subsidiary	—	46,505,725
At the end of the half-year	25,421,216	59,914,705

In November 2009, the Group acquired control of Australian Solomons Gold Limited (refer note 30). As described in note 30, at the time the consolidated financial statements for the half-year ended 31 December 2009 were prepared, the determination of the fair value of the net assets acquired was incomplete; as a consequence the acquisition was accounted for on a provisional basis in those financial statements. As part of this provisional accounting, the excess of the consideration paid over the book value of the net tangible assets acquired of $46,505,725 was classified as exploration and evaluation expenditure. This amount was subsequently adjusted as the accounting for the acquisition was funded in year ended 30 June 2010.

The ultimate recoupment of capitalised exploration and evaluation expenditure is dependent on successful development and commercial exploitation, or alternatively sale of the exploration areas.

17. Deferred tax assets and liabilities

(a) Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

Deductible temporary differences	9,842,304	8,713,000
Tax losses	53,113,656	65,394,650
Deferred tax assets brought to account to reduce provision for deferred income tax	(20,909,487)	(23,920,635)
	42,046,473	50,187,015

All unrecognised deferred tax assets relate to items recognised in the profit and loss.

17. Deferred tax assets and liabilities (continued)

The deductible temporary differences and tax losses do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be applied.

(b) Provision for deferred income tax

Provision for deferred income tax comprises the estimated expense at the applicable tax rate of the following items:

	Group	
	2010	2009
	$	$ (unaudited)
Exploration and evaluation expenditure	20,052,300	23,654,895
Unrealised foreign exchange differences	857,187	265,740
Deferred tax assets brought to account to reduce provision for deferred income tax	(20,909,487)	(23,920,635)
	—	—

18. Trade and other payables

Current		
Trade payables	(11,428,015)	11,750,603
Other payables and accruals	25,807,512	7,572,067
	14,379,497	19,322,670

All trade and other payables are unsecured.

The group's exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

19. Borrowings

Current		
Interest bearing loans	4,841,102	—
Finance lease liabilities	6,676,767	3,500,278
	11,517,869	3,500,278
Non-current		
Interest bearing loans	29,845,349	—
Finance lease liabilities	13,021,401	4,503,354
	42,866,750	4,503,354

19. Borrowings (continued)

The carrying amount of assets pledged as security for current and non current borrowings that are subject to fixed charges were:

	Group	
	2010	2009
	$	$ (unaudited)
Property, plant and equipment	374,221,224	151,612,365

Current assets of the group with a value of $50,454,974 that are not subject to a fixed charge are subject to a floating charge (2009: $20,526,667).

The group had committed, undrawn borrowing facilities totalling $nil (2009:$nil) as at the reporting date.

The group exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

20. Provisions

Current		
Employee entitlements	1,170,332	868,260
Non-current		
Employee entitlements	—	60,448
Rehabilitation and restoration	9,799,544	7,715,851
	9,799,544	7,776,299

Movements in the provision for rehabilitation and restoration were as follows:

Rehabilitation and restoration		
Carrying amount at start of six months	9,315,217	2,782,426
Acquired on acquisition of subsidiary (refer note 30)	—	4,679,737
Accrual of discount	484,327	253,688
	9,799,544	7,715,851

Provision for rehabilitation and restoration

The provision for rehabilitation and restoration is based on the group's environmental plans, in compliance with current environmental and regulatory requirements. The costs include obligations relating to reclamation, waste site closure, plant closure and other costs associated with the rehabilitation and restoration of mining and exploration sites. Full provision is made based on the net present value of the estimated cost of rehabilitating and restoring the environmental disturbance that has occurred up to the date of the Financial Statements.

21. Contributed equity

	Group			
	2010	2009	2010	2009
	Number of shares	Number of shares	$	$ (unaudited)
Ordinary shares	**1,042,206,569**	**1,036,712,735**	**370,183,255**	**369,910,902**
Balance at 1 July	1,040,132,142	472,643,276	369,525,183	173,098,363
Shares issued through capital raising	—	456,699,000	—	159,387,951
Shares issued on the conversion of options	2,074,427	450,000	658,072	157,500
Shares issued to acquire controlled entity	—	106,920,459	—	46,518,981
			370,183,255	379,162,795
Costs of capital raising			—	(9,251,893)
Balance at 31 December	**1,042,206,569**	**1,036,712,735**	**370,183,255**	**369,910,902**

Ordinary shares entitle the holder to one vote per share and to participate in dividends and proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

(b) Options

The table below sets out the movements in options during the six months ended 31 December 2010:

Exercise Price	Maturity	Options outstanding at 1 July 2010	Options issued	Options expired or cancelled	Options exercised	Options outstanding at 31 December 2010
$0.80 options	31/12/2010	1,000,000	—	(1,000,000)	—	—
$1 options	31/12/2010	1,000,000	—	(1,000,000)	—	—
$1.25 options	31/12/2010	1,000,000	—	(1,000,000)	—	—
$1.50 options	31/12/2010	1,000,000	—	(1,000,000)	—	—
$2 options	31/12/2010	1,000,000	—	(1,000,000)	—	—
$0.35 options[(i)]	31/10/2011	30,012,500	—	(2,362,500)	(375,000)	27,275,000
$0.31 Options	31/12/2010	1,699,427	—	—	(1,699,427)	—
$0.35 Options[(ii)]	31/12/2011	1,500,000	—	—	—	1,500,000
$0.50 Options[(iii),(iv)]	31/12/2013	37,500,000	—	(7,500,000)	—	30,000,000
$0.50 options[(iii)]	31/12/2013	1,175,000	—	—	—	1,175,000
		76,886,927	—	**(14,862,500)**	**(2,074,427)**	**59,950,000**

Notes:

(i) Of the 27,275,000 options expiring 31 October 2011, 8,325,000 vest upon the share price trading at $A0.70 or above on five consecutive trading days.

(ii) Of the 1,500,000 options expiring 31 December 2011, 500,000 vest upon the share price trading at $A0.70 or above on five consecutive trading days.

(iii) The 31,175,000 outstanding options expiring 31 December 2013, had all vested as at 31 December 2010.

(iv) 7,500,000 options were forfeited during the period as the vesting conditions were not met.

21. Contributed equity (continued)

The table below sets out the movements in options during the half-year ended 31 December 2009:

Exercise Price	Maturity	Options outstanding at 1 July 2009	Options issued	Options expired or cancelled	Options exercised	Options outstanding at 31 December 2009
$0.50 options	31/10/2009	180,000	—	(180,000)	—	—
$0.45 options	31/12/2009	3,400,000	—	(3,400,000)	—	—
$0.80 options	31/12/2010	1,000,000	—	—	—	1,000,000
$1 options	31/12/2010	1,000,000	—	—	—	1,000,000
$1.25 options	31/12/2010	1,000,000	—	—	—	1,000,000
$1.50 options	31/12/2010	1,000,000	—	—	—	1,000,000
$2 options	31/12/2010	1,000,000	—	—	—	1,000,000
$0.35 options(i)	31/10/2011	36,325,000	—	(5,862,500)	(450,000)	30,012,500
$0.31 Options	31/12/2010	1,699,427	—	—	—	1,699,427
$0.35 Options(ii)	31/12/2011	—	1,500,000	—	—	1,500,000
$0.50 Options(iii)	31/12/2013	—	37,500,000	—	—	37,500,000
$0.50 options	31/12/2013	—	1,175,000	—	—	1,175,000
		46,604,427	**40,175,000**	**(9,442,500)**	**(450,000)**	**76,886,927**

Notes:

(v) Of the 30,012,500 options expiring 31 October 2011, 9,375,000 vest upon the share price reaching $A0.70.

(vi) Of the 1,500,000 options expiring 31 December 2011, 500,000 vest upon the share price trading at or above $A0.70 on five consecutive trading days.

(vii) Of the 37,500,000 options expiring 31 December 2013, 15,000,000 vest on 7 December 2010; 15,000,000 vest upon the share price trading at or above $A0.70 on five consecutive trading days and 7,500,000 vest upon Allied Gold producing 100,000 ounces of gold in the period 1 October 2009 to 31 December 2010.

Each option is convertible into one ordinary share in the company when exercised. Options do not participate in dividends and do not give holders voting rights.

(c) Capital management

The primary objective of managing the group's capital is to ensure that there is sufficient capital available, in the form of debt or equity funding, to support the funding requirements of the group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the group remains in a sound financial position. There were no changes to the group's overall capital management approach during the current six months.

The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

22. Reserves and accumulated losses

	Group	
	2010	2009
	$	$ (unaudited)
Available for sale investments reserve	1,047,792	387,303
Hedging reserve—cash flow hedges	—	(8,926,370)
Share based payments reserve	15,352,476	16,568,475
Foreign currency translation reserve	5,427,787	496,763
	21,828,055	8,526,171
Accumulated losses	(6,170,462)	(46,673,099)
	15,657,593	(38,146,928)

(a) Movements

Movements in the reserves and accumulated losses during the reporting period are presented in the Statement of Changes in Equity.

(b) Nature and purpose of reserves

(i) Available for sale investments revaluation reserve

Changes in the fair value and exchange differences arising on translation of investments classified as available for sale financial assets, are taken to the available for sale investment revaluation reserve, as disclosed in note 3(f). Amounts are recognised in profit or loss when the associated assets are sold or impaired.

(ii) Hedging reserve—cash flow hedges

The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 3(h). Amounts are recognised in profit or loss when the associated hedged transaction affects profit or loss.

(iii) Share based payments reserve

The share based payments reserve is used to recognise:

- the fair value of options issued to employees but not exercised
- the fair value of shares issued to employees

(iv) Foreign currency translation reserve

Exchange differences arising on translation of foreign subsidiaries are taken to the foreign currency translation reserve as described in note 3(b). The reserve is recognised in profit and loss when the net investment is disposed of.

23. Earnings per share

	Group	
	2010	2009
	Cents	(unaudited) Cents
(a) Basic earnings / (loss) per share	0.90	(4.24)
(b) Diluted earnings / (loss) per share	0.89	(4.24)

23. Earnings per share (continued)

(c) Reconciliation of earnings used in calculating earnings / (loss) per share

	Group	
	2010	2009
	$	$ (unaudited)
Profit / (loss) from continuing operations	9,388,992	(22,415,679)

The potential ordinary shares represented by issued options would have no impact on the loss from continuing operations if exercised.

(d) Weighted average number of shares used as the denominator

Weighted average number of shares used in calculation of basic earnings / (loss) per share	1,040,537,217	529,188,975
Adjustment for issued options in calculation of diluted earnings / (loss) per share	1,215,850	83,561
Weighted average number of shares used in calculation of diluted earnings / (loss) per share	1,041,753,067	529,272,536

(e) Information concerning the classification of securities

Options issued are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the calculation of basic earnings / (loss) per share. Details relating to options are set out in note 27.

24. Auditors' remuneration

Remuneration of the auditor of the Company:		
Auditing or reviewing the Financial Statements (BDO Audit (WA) Pty Ltd)	89,000	44,000
Other assurance services (BDO Audit (WA) Pty Ltd)	30,500	55,600
	119,500	99,600
Audit or reviewing the Financial Statements of subsidiaries (KPMG Australia)	—	71,593

25. Related party transactions

(a) Company

The Company is Allied Gold Limited, a company incorporated and domiciled in Australia.

(b) Subsidiaries

Interests in subsidiaries are set out in note 31.

(c) Key management personnel

Disclosures relating to key management personnel are set out in note 26.

25. Related party transactions (continued)

(d) Terms and conditions

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties, except that the loans to subsidiaries were non-interest bearing.

Outstanding balances are unsecured and repayable in cash.

26. Key management personnel disclosures

(a) Details of Key Management Personnel

Details of key management personnel during the current and prior financial six months are set out in the Remuneration Report that is included in the Directors' Report accompanying these financial statements.

Certain key management personnel have related party relationships with third parties that transact with the Group. The table below summarises the transactions undertaken with those key management personnel and their related parties during the current and prior financial six months:

Key Management Personnel	Related entity	Description of transaction	2010	2009
			$	$ (unaudited)
Mark Caruso . . .	Cancello Plant Hire Pty Limited	Directors fees—cash component	341,579	429,188
	Regional Management	Directors fees—share based payments	(835,000)	4,397,500
	Zurich Bay Holdings Pty Ltd	Finance lease—gross lease payments	—	1,842,600
	Zurich Bay Holdings Pty Ltd	Finance lease—contingent rentals	—	1,765,852
	Zurich Bay Holdings Pty Ltd	Purchase of mining equipment	—	638,511
	Zurich Bay Holdings Pty Ltd	Hire of mining equipment and labour	180,844	436,440
			(312,577)	9,510,091
Greg Steemson .	Steemson Geoscience Pty Ltd	Directors fees—cash component and share based payments	42,500	37,500
	Steemson Geoscience Pty Ltd	Geological consultancy services	7,000	22,500
			49,500	60,000
Frank Terranova .	Novabank Pty Ltd	Directors fees—share based payments	(417,500)	2,198,750
Peter Torre	Torre Corporate Pty Ltd	Company secretarial services—cash and share based payments	60,000	42,000

All key management personnel that are not listed in the table above deal with the Group in their own name only and do not have a related party relationship with any other party has commercial dealings with the Group.

26. Key management personnel disclosures (continued)

(b) Key Management Personnel Compensation—Half-Year ended 31 December 2010

Name	Short term-Cash salary and fees& $	Short term-Prior year salary and fees adjustment@ $	Short term-STI cash bonus $	Short term-Total $	Post employment benefits $	Share based payments-options& $	Total $	Proportion of remuneration performance related %	Value of options as a proportion of remuneration %
Non-executive directors									
S Harvey	45,000	—	—	45,000	—	—	45,000	—	—
M House	47,500	—	—	47,500	—	—	47,500	—	—
A Lowrie	42,500	—	—	42,500	—	—	42,500	—	—
G Steemson	52,500	—	—	52,500	—	—	52,500	—	—
Sub-total non-executive directors	**187,500**	—	—	**187,500**	—	—	**187,500**	—	—
Executive directors									
M Caruso ^ *	313,375	—	—	313,375	28,204	(835,000)	(493,421)	—	—
F Terranova ^ *	196,200	—	—	196,200	17,658	(417,500)	(203,642)	—	—
Other key management personnel									
D Anwyll	160,000	—	—	160,000	11,200	—	171,200	—	—
P Davies ^	109,000	—	—	109,000	9,810	—	118,810	—	—
P DuPlessis ^	125,000	—	—	125,000	11,250	—	136,250	—	—
R Hastings ^ *	150,000	—	—	150,000	13,500	—	163,500	—	—
P Torre *	60,000	—	—	60,000	5,400	—	65,400	—	—
Sub-total executive directors and key management personnel	**1,113,575**	—	—	**1,113,575**	**97,022**	**(1,252,500)**	**(41,903)**	—	—
Total directors and key management personnel	**1,301,075**	—	—	**1,301,075**	**97,022**	**(1,252,500)**	**145,597**	—	—

^ Denotes one of the 5 highest paid executives of the Group, as required to be disclosed under the Corporations Act 2001.

* Denotes an executive of the Company, as required to be disclosed under the Corporations Act 2001. The Company did not employ more than 4 executives.

& Salaries, fees and benefits includes gross salary and fees, fringe benefits, professional memberships and subscriptions, allowances and leave entitlements. The Company has also paid insurance premiums in respect of Directors' and Officers' Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.

@ The vesting conditions on certain options granted to Mr Caruso and Mr Terranova in a prior period were not achieved and as a consequence those options expired.

26. Key management personnel disclosures (continued)

(b) Key Management Personnel Compensation—Half-Year ended 31 December 2009 (unaudited)

Name	Short term-Cash salary and fees& $	Short term-Prior year salary and fees adjustment@ $	Short term-STI cash bonus $	Short term-Total $	Post employment benefits $	Share based payments—options $	Total $	Proportion of remuneration performance related %	Value of options as a proportion of remuneration %
Non-executive directors									
S Harvey	—	—	—	—	—	—	—	—%	—%
M House	37,500	—	—	37,500	—	270,000	307,500	—%	—%
A Lowrie	37,500	—	—	37,500	—	—	37,500	—%	—%
G Steemson	60,000	—	—	60,000	—	—	60,000	—%	—%
Sub-total non-executive directors	**135,000**	**—**	**—**	**135,000**	**—**	**270,000**	**405,000**	**—%**	**—%**
Executive directors									
M Caruso ^ *	287,500	106,250	—	393,750	35,438	4,397,500	4,826,688	91%	91%
F Terranova ^ *	192,250	83,117	—	275,367	24,783	2,198,750	2,498,900	88%	88%
Other key management personnel									
P Davies ^	109,000	—	—	109,000	9,810	30,870	149,680	21%	21%
P DuPlessis ^	125,000	—	—	125,000	11,250	—	136,250	—%	—%
R Hastings ^ *	104,000	—	—	104,000	9,360	88,200	201,560	44%	44%
P Torre *	42,000	—	—	42,000	—	44,100	86,100	51%	51%
Sub-total executive directors and key management personnel	**859,750**	**189,367**	**—**	**1,049,117**	**90,641**	**6,759,420**	**7,899,178**		
Total directors and key management personnel	**994,750**	**189,367**	**—**	**1,184,117**	**90,641**	**7,029,420**	**8,304,178**		

^ Denotes one of the 5 highest paid executives of the Group, as required to be disclosed under the Corporations Act 2001.

* Denotes an executive of the Company, as required to be disclosed under the Corporations Act 2001. The Company did not employ more than 4 executives.

& Salaries, fees and benefits includes gross salary and fees, fringe benefits, professional memberships and subscriptions, allowances and leave entitlements. The Company has also paid insurance premiums in respect of Directors' and Officers' Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.

@ In the current period the base salaries of Mr Caruso and Mr Terranova were adjusted to align with market benchmarks. The adjusted salaries were effective from 1 October 2008. The adjustment amount in the above table represents amounts accrued and paid in the current period for services rendered in the prior period.

26. Key management personnel disclosures (continued)

(c) Option holdings of key management personnel

2010

Key Management Personnel	Balance at start of half-year	Granted as remuneration	Exercised	Lapsed	Balance at end of half-year	Vested and exercisable
M Caruso	33,875,000	—	—	(5,000,000)	28,875,000	25,875,000
P Davies	1,000,000	—	—	—	1,000,000	700,000
P Du Plessis	825,000	—	—	—	825,000	525,000
R Hastings	3,750,000	—	—	—	3,750,000	2,750,000
M House	1,500,000	—	—	—	1,500,000	1,000,000
A Lowrie	1,750,000	—	—	—	1,750,000	1,250,000
G Steemson	1,750,000	—	—	—	1,750,000	1,250,000
F Terranova	18,000,000	—	—	(2,500,000)	15,500,000	14,250,000
P Torre	2,000,000	—	—	—	2,000,000	1,500,000
	64,450,000	—	—	(7,500,000)	56,950,000	49,100,000

2009 (unaudited)

Key Management Personnel	Balance at start of half-year	Granted as remuneration	Exercised	Lapsed	Balance at end of half-year	Vested and exercisable
T Bubb	750,000	—	—	(750,000)	—	—
M Caruso	13,400,000	25,000,000	—	(4,525,000)	33,875,000	15,875,000
P Davies	1,000,000	175,000	—	(175,000)	1,000,000	700,000
P Du Plessis	1,000,000	—	—	(175,000)	825,000	525,000
R Hastings	3,750,000	500,000	—	(500,000)	3,750,000	2,750,000
M House	—	1,500,000	—	—	1,500,000	1,000,000
A Lowrie	2,000,000		—	(250,000)	1,750,000	1,250,000
G Steemson	2,000,000	—	—	(250,000)	1,750,000	1,250,000
F Terranova	6,250,000	12,500,000	—	(750,000)	18,000,000	9,250,000
P Torre	2,000,000	250,000	—	(250,000)	2,000,000	1,500,000
	32,150,000	39,925,000	—	(7,625,000)	64,450,000	34,100,000

(d) Shareholdings of key management personnel

2010

Key Management Personnel	Balance at start of half-year	Received as remuneration	Options exercised	Net change other	Balance at end of half-year
D Anwyll	—	—	—	102,000	102,000
M Caruso	7,585,193	—	—	100,000	7,685,193
T Harvey	—	—	—	200,000	200,000
R Hastings	300,000	—	—	—	300,000
M House	10,000	—	—	—	10,000
A Lowrie	1,635,460	—	—	—	1,635,460
G Steemson	1,100,000	—	—	—	1,100,000
F Terranova	1,000	—	—	—	1,000
P Torre	20,000	—	—	—	20,000
	10,651,653	—	—	402,000	11,053,653

26. Key management personnel disclosures (continued)

2009 (unaudited)

Key Management Personnel	Balance at start of half-year	Received as remuneration	Options exercised	Net change other	Balance at end of half-year
M Caruso	5,577,693	—	—	2,007,500	7,585,193
R Hastings	300,000	—	—	—	300,000
M House	—	—	—	10,000	10,000
R Johnson	55,000	—	—	(55,000)	—
A Lowrie	1,635,460	—	—	—	1,635,460
J Moore	800,000	—	—	(800,000)	—
G Steemson	1,100,000	—	—	—	1,100,000
F Terranova	—	—	—	1,000	1,000
P Torre	—	—	—	20,000	20,000
	9,468,153	—	—	1,183,500	10,651,653

All equity transactions with key management personnel, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable than those the group would have adopted if dealing at arm's length.

(e) Loans to key management personnel

There were no loans to key management personnel during the period.

(f) Finance leases

During the six months the Group hired mining equipment from Zurich Bay Holdings Pty Ltd, a company in which Mark Caruso is a shareholder and director.

Set out below is a summary of amounts recorded in the financials in relation to the operation and termination of the agreement.

	Group	
	2010 $	2009 (unaudited)
Commitments in relation to finance leases with key management personnel are payable as follows:		
Within one year	—	3,685,200
Later than one but not later than five years	—	2,456,800
Minimum lease payments	—	6,142,000
Future finance charges	—	(2,445,260)
Recognised as a liability	—	3,696,740
Amounts recorded in financial statements in relation to the operation of the lease agreement:		
Lease liabilities:		
—Current	—	1,734,788
—Non-current	—	1,908,108
	—	3,642,896
Finance charges included in the profit and loss as finance expenses	—	1,262,214
Contingent rentals paid	—	1,764,852

27. Share based payments

(a) Employee and directors options

The Allied Gold Limited employee option plan was re-approved by shareholders at the Annual General Meeting on 28 November 2008. The plan is designed to provide long term incentives for senior employees (including directors) to deliver long term shareholder returns. All full time employees, part time employees and consultants to the group are eligible to participate in the plan at the absolute discretion of the Board. Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the Board. The options hold no voting rights, do not participate in dividends and are not transferable. All options granted are exercisable in exchange for one ordinary share in the Company for every option held.

Set out below are summaries of options granted under the plan:

	Group and Company	
	2010 Number of options	2009 Number of options
Outstanding at the beginning of the half-year	75,187,500	44,905,000
Granted	—	40,175,000
Lapsed	(14,862,500)	(9,442,500)
Exercised	(375,000)	(450,000)
Vested and exercisable at the end of the half-year	59,950,000	75,187,500

The weighted average share price at the date of exercise of options exercised during the half-year ended 31 December 2010 was $0.35 (2009: $0.35).

Fair value of options granted

The fair value of options at grant date is independently determined using a binomial pricing model that takes into account the exercise prices, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

No options were granted by the Company during the half-year ended 31 December 2010.

The model inputs for options granted during the half-year ended 31 December 2009 included:

Non-Executive Director options issued 11 November 2009

	No vesting conditions	Vesting condition(1)
Fair value at grant date	$0.187	$0.187
Exercise price	$0.35	$0.35
Grant date	11/11/2009	11/11/2009
Expiry date	31/12/2011	31/12/2011
Share price at grant date	$0.425	$0.425
Expected price volatility of shares	65%	65%
Expected dividend yield	0%	0%
Risk free interest rate	4.83%	4.83%
Probability discount applied in relation to vesting conditions	0%	40%
Number of options	1,000,000	500,000

(1) Options may not vest until the ordinary share price of the Company's shares is greater than $0.70 for five consecutive days after the date of grant.

27. Share based payments (continued)

Executive Director options issued 11 November 2009

	Tranche A options(1)	Tranche B options(2)	Tranche C options(3)
Fair value at grant date	$0.166	$0.215	$0.167
Exercise price	$0.50	$0.50	$0.50
Grant date	11/11/2009	11/11/2009	11/11/2009
Expiry date	31/12/2013	31/12/2013(4)	31/12/2013
Share price at grant date	$0.425	$0.425	$0.425
Expected price volatility of shares	65%	65%	65%
Expected dividend yield	0%	0%	0%
Risk free interest rate	4.97%	5.25%	4.97%
Probability discount applied in relation to vesting conditions	0%	0%(4)	40%
Number of options issued	15,000,000	15,000,000	7,500,000

The terms of each Tranche of options are summarised below:

(1) Tranche A—vest on grant date.

(2) Tranche B—vest upon the 100,000th ounce of gold production between 1 October 2009 and 31 December 2010.

(3) Tranche C—vest when the weighted average price of Allied shares is greater than 70 cents for five consecutive days.

(4) In calculating the fair value of the Tranche options subject to gold production performance conditions, the term to expiry was reduced to 1/7/2012 from 31/12/2013 to more fully reflect the vesting condition.

Employee options issued 22 December 2009

	No vesting conditions
Fair value at grant date	$0.166
Exercise price	$0.50
Grant date	22/12/2009
Expiry date	31/12/2013
Share price at grant date	$0.33
Expected price volatility of shares	65%
Expected dividend yield	0%
Risk free interest rate	4.97%
Probability discount applied in relation to vesting conditions	0%
Number of options	1,175,000

(b) Expenses arising from share based payment transactions

Included under employee benefits expense in the profit and loss was a benefit of $1,252,500 (2009: $6,828,559), and relates, in full, to equity-settled share-based payment transactions.

28. Cash and cash equivalents and cash flow from operations

(a) Cash and cash equivalents

	Group	
	2010	2009
	$	$ (unaudited)
Cash assets	36,486,444	157,241,528

The group's exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

Profit / (loss) after income tax	9,388,992	(22,415,679)
Depreciation and amortisation	11,008,988	6,246,365
Provision—employee entitlements	(60,171)	147,580
Unrealised foreign exchange adjustments	—	(728,809)
Share-based payments	(1,252,500)	6,819,755
Unwinding of environmental discount	484,327	106,327
Interest on finance leases	182,181	1,462,521
Foreign exchange losses on borrowings	(2,562,252)	—
Realised losses on hedging transactions transferred to profit or loss	5,437,338	4,917,149
Unrealised loss on derivatives	—	812,476
Gain on derecognition of financial liability	(4,000,000)	—
Other	13,844	—
Changes in assets and liabilities during the six months:		
(Increase) / decrease in receivables	61,705	(654,731)
(Increase) / decrease in other assets	1,574,353	(532,401)
Increase / (decrease)in payables	(7,021,392)	(2,173,767)
(Increase) / decrease in inventories	(5,398,879)	(2,940,017)
Net cash used in operations	7,856,534	(8,933,231)

(b) Non cash investing and financing activities

Decrease in capital accruals	(13,674,488)	—
Equity settled acquisition of controlled entity (refer note 30)	—	46,361,481

29. Financial instruments

In the normal course of its operations, the group is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. In order to manage these risks, the group may enter into transactions which make use of both on and off statement of financial position derivatives. The group does not acquire, hold or issue derivatives for trading purposes. The group's management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategy by:

- Safeguarding the group's core earnings stream from its major asset through the effective control and management of financial risk.
- Effective and efficient usage of credit facilities through the adoption of reliable liquidity management planning and procedures.

29. Financial instruments (continued)

- Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts.

The Executive Chairman and Chief Financial Officer are responsible for the management of the group's financial risks within Board approved directives. The group holds the following financial instruments:

	Group	
	2010	2009
	$	$ (unaudited)
Financial assets		
Cash and cash equivalents	36,486,444	157,241,528
Trade and other receivables	4,099,013	1,714,620
Securities available for sale	1,068,024	599,888
Derivative assets	—	11,342,679
	41,653,481	170,898,715
Financial liabilities		
Trade and other payables	14,379,497	19,322,670
Borrowings	54,384,619	8,003,632
Derivative liabilities	—	15,720,395
	68,764,116	43,046,697

The sensitivity analyses presented in the following notes are based on changes in underlying prices or rates that the group considered to be reasonably possible at the end of the reporting period.

(a) Market risk

(i) Gold price risk

Gold price risk is the risk that fluctuations in the price of gold will have an adverse effect on current or future earnings. The group may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices. In order to protect against the impact of falling gold prices, the group enters into hedging transactions which provide a minimum price to cover non-discretionary operating expenses, repayments due under the group's financing facilities and sustaining capital. The majority of the group's forecast production is unhedged, allowing it to take advantage of increases in gold prices.

Prior to 26 February 2010 call and put options were used by the group to manage the gold price risk. On 26 February 2010 the group terminated its gold hedging facilities and in the period from 26 February 2010 to 31 December 2010 has maintained an unhedged position in relation to gold price risk. As the group did not have any hedging in place as at 31 December 2010 it was fully exposed to gold price risk.

The marked to market value of all derivatives making up the hedge position as at 31 December 2010 was $nil (2009: loss of $16,400,466).

29. Financial instruments (continued)

The group had nil net forward pricing commitments outstanding against future production as at 31 December 2010. As at 31 December 2009 the group had net forward pricing commitments outstanding against future production as follows:

2009 (unaudited)

	Less than 1 six months	1 to 2 six months	2 to 3 six months	3 to 4 six months	Total
Put options (US Dollar / Gold)					
Amount (ounces)	39,748	20,154	—	—	59,902
US$/oz	US$700	US$700	—	—	US$700
Call options (US Dollar / Gold)					
Amount (ounces)	34,429	20,154	—	—	54,583
US$/oz	US$700	US$700	—	—	US$700

Based on the financial instruments held by the group as at 31 December 2010, had the United States dollar gold price weakened / strengthened by 10% with all other variables held constant, equity would have been $nil higher / lower and the group loss $nil higher / lower (2009: equity $2,803,043 higher / $1,868,696). The balance of the gold hedging reserve as at 31 December 2010 represents the realised loss on hedging instruments that were terminated prior to their maturity. The loss will be amortised over the remaining life of the instruments and is not impacted by changes in the gold price. In the current period variations in the gold price impact group loss after tax due to some of the entity's options being classified as ineffective for hedge accounting purposes following a restructuring of the entity's hedge book during the period.

(ii) Foreign exchange risk

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the group's functional currency. The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Papua New Guinea Kina, the United States Dollar, the Solomon Island Dollar and the British Pound. No material programs for hedging foreign exchange risk were implemented by the group in the 2010 or 2009 half-year.

The group's exposure to foreign currency risk at the reporting date was as follows:

31 December 2010

	USD	PGK	SBD	GBP
	$	$	$	$
Financial assets				
Cash and cash equivalents	9,151,533	20,394,678	36,081	390,560
Trade and other receivables	2,458,659	272,237	31,902	—
	11,610,192	20,666,915	67,983	390,560
Financial liabilities				
Trade and other payables	(7,800,076)	3,561,628	635,885	565
Borrowings	34,206,411	19,699,902	—	—
	26,406,335	23,261,530	635,885	565

29. Financial instruments (continued)

31 December 2009 (unaudited)

	USD	PGK	CAD	GBP
	$	$	$	$
Financial assets				
Cash and cash equivalents	1,521,046	1,745,885	50,175,515	61,647,899
Trade and other receivables	665,241	446,596	—	—
Derivative assets	814,922	—	—	—
	3,001,209	2,192,481	50,175,515	61,647,899
Financial liabilities				
Trade and other payables	835,249	2,617,576	427,811	13,237
Borrowings	—	4,360,736	—	—
Derivative liabilities	15,720,395	—	—	—
	16,555,644	6,978,312	427,811	13,237

Based on the financial instruments held by the group as at the reporting date, the sensitivity of the group's profit after tax for the six months and equity at the reporting date to movements in the Australian dollar to US dollar and Australian dollar to PNG Kina exchange rates was:

- Had the Australian dollar weakened / strengthened by 5% against the US dollar with all other variables remaining constant, the group's profit after tax would have been $739,808 lower / higher (2009: $108,298 lower / higher) and equity would have been $nil lower / higher (2009: $786,020).
- Had the Australian dollar weakened / strengthened by 5% against the PNG Kina with all other variables remaining constant, the group's profit after tax would have been $129,731 lower / higher (2009: $239,392 lower / higher).
- Had the Australian dollar weakened / strengthened by 5% against the Solomon Island dollar with all other variables remaining constant, the group's profit after tax would have been $28,395 lower / higher (2009: $2,114 lower / higher).
- Had the Australian dollar weakened / strengthened by 5% against the British pound with all other variables remaining constant, the group's profit after tax would have been $19,500 lower / higher (2009: $3,081,733 lower / higher).
- Had the Canadian dollar weakened / strengthened by 5% against the Solomon Island dollar with all other variables remaining constant, the group's profit after tax would have been $Nil lower / higher (2009: $2,487,385 lower / higher).

(iii) Interest rate risk

The group's main interest rate risk arises from variable rate interest rates on cash and cash equivalents. No hedging programs were implemented by the group to manage interest rate risk during the 2010 or 2009 reporting periods.

29. Financial instruments (continued)

As at the reporting date, the group had the following exposures to interest rate risk:

	31 December 2010		31 December 2009 (unaudited)	
	Weighted average interest rate	Balance	Weighted average interest rate	Balance
	%	$	%	$
Financial assets				
Cash and cash equivalents	0.6%	36,486,444	1.2%	157,241,528
Financial liabilities				
Borrowings	9.6%	54,384,619	32.05%	8,003,632

All interest rates were floating rates. Interest rates on the most significant borrowings are repriced six monthly

At 31 December 2010, if interest rates had changed by +/• 50 basis points from the six months end rates per the above table with all other variables held constant, profit for the six months would have been $104,821 lower / higher (2009: change of +/• 50 basis points—$487,308 higher / lower).

(iv) Equity price risk

The group and the Company are exposed to equity securities price risk arising from investments classified on the statement of financial position as available for sale. Investments in equity securities are approved by the Board on a case-by-case basis.

The majority of the group's and the Company's available for sale equity investments are in junior resource companies listed on the ASX and are included in the S&P/ASX All Ordinaries Gold index.

At 31 December 2010, if the index had changed by +/• 5% from its six months end level with all other variables held constant, group equity at 31 December 2010 would have been $53,401 higher / lower (2009: change of +/• 5%—$29,999 higher / lower).

(b) Credit risk

Credit risk is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the group. Credit risk is managed at the group level. The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but adopts a policy of only dealing with credit worthy counterparties. Trade and other receivables mainly comprise banking institutions purchasing gold under normal settlement terms of two working days.

Counterparty risk under derivative financial instruments is to two reputable banking institutions.

All cash balances are on deposit with the banking institutions that are members of a highly rated major Australian banking group.

The carrying amount of financial assets recorded in the financial statements represents the group's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

(c) Liquidity risk

The group's liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The group manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the group has the ability to access required funding.

29. Financial instruments (continued)

The tables below analyse the group's financial liabilities, net settled derivative financial instruments into relevant maturity groupings based on the remaining period to contractual maturity at the reporting date:

Group entity as at 31 December 2010

	Less than 6 months	6 to 12 months	Between 1 and 2 years	Between 2 and 5 years	Greater than 5 years	Total	Carrying amount
	$	$	$	$	$	$	$
Trade and other payables	14,379,497	—	—	—	—	14,379,497	14,379,497
Borrowings	4,692,784	8,158,502	15,532,322	26,444,028	2,931,978	57,759,614	54,384,619
Total	**19,072,281**	**8,158,502**	**15,532,322**	**26,444,028**	**2,931,978**	**72,139,111**	**68,764,116**

Group entity as at 31 December 2009 (unaudited)

	Less than 6 months	6 to 12 months	Between 1 and 2 years	Between 2 and 5 years	Total	Carrying amount
	$	$	$	$	$	$
Non derivatives						
Trade and other payables	19,322,670	—	—	—	19,322,670	19,322,670
Borrowings	3,019,933	2,834,429	4,324,518	997,492	11,176,372	8,003,632
Total non derivatives	**22,342,603**	**2,834,429**	**4,324,518**	**997,492**	**30,499,042**	**27,326,302**
Derivatives						
Net settled—outflows	8,426,557	8,907,418	—	—	17,333,976	15,720,395
Total derivatives	8,426,557	8,907,418	—	—	17,333,976	15,720,395

(d) Fair value estimation

The fair value of cash and cash equivalents, trade and other receivables and trade and other payables is considered to be a reasonable approximation of their fair value due to their short term nature.

Other financial assets and other financial liabilities represent unrealised gains and losses under derivative financial instruments. Those unrealised gains and losses represent the fair value of commodity contract derivative financial instruments estimated based upon relevant market information at the reporting date.

The fair value of borrowings as at the reporting date is considered to be a reasonable approximation of their fair value as the interest rate on those borrowings is variable and was repriced on the reporting date.

Available for sale financial assets are carried at fair value.

30. Business combination

On 30 November 2009, Allied Gold Limited acquired a 96.9% ownership interest in ASG, the owner of the Gold Ridge gold project in the Solomon Islands. The acquisition was undertaken to diversify the Group's asset base and to increase its gold production capacity in the South Pacific region.

ASG contributed revenues of $nil and a net loss of $415,427 to the Group for the period from 1 December 2009 to 31 December 2009. Had the acquisition occurred on 1 July 2009, the effect would have been to increase revenues by $nil and increase the net loss by $1,406,287. The Group acquired net cash of $3,573,926 on the acquisition of ASG.

The consideration paid by Allied Gold Limited was 0.85 Allied Gold Limited ordinary shares for each ASG ordinary share. As at 31 December 2009, Allied Gold Limited had issued 106,920,459 shares of Allied

30. Business combination (continued)

Gold Limited with a fair value of $46,361,481 to acquire a 96.9% ownership interest in ASG. The value of the Allied Gold Limited shares issued as consideration for the purchase of shares in the controlled entity was determined using the market value of Allied Gold Limited shares at the time the shares were issued.

The Company acquired control of ASG in November 2009. At the time of preparing this interim consolidated financial report for the half-year ended 31 December 2009, the Company had not finalised its assessment of the fair values of the acquired assets and liabilities. The principal items for which the assessment of fair value is incomplete as at the date of this interim consolidated financial report were:

- Exploration and evaluation expenditure, including mining rights.
- Property, plant and equipment.
- Provision for environmental remediation.
- Taxation assets and liabilities, including an assessment of the continued availability of unutilised tax losses.

As the determination of the fair value of net assets acquired was incomplete, no amounts were recognised in the interim consolidated financial report for the half-year ended 31 December 2009 for goodwill or discount on acquisition.

The accounting for the acquisition was finalised in the full year financial statements for the year ended 30 June 2010.

31. Group entities

	Class of share	Place of Incorporation	Equity Holding 2010 %	Equity Holding 2009 %
Company or parent entity				
Allied Gold Limited		Australia	—	—
Subsidiaries				
Australian Solomons Gold Limited	Ord	Australia	100	—
AGL (SGC) Pty Ltd	Ord	Australia	100	—
AGL (ASG) Pty Ltd	Ord	Australia	100	—
Allied Gold Finance Pty Ltd	Ord	Australia	100	—
Allied Gold Services Pty Ltd	Ord	Australia	100	—
Allied Tabar Exploration Pty Ltd	Ord	Australia	100	100
Advance R & D Pty Ltd	Ord	Australia	100	100
Aretrend Pty Ltd	Ord	Australia	100	100
ASG Solomon Islands Limited	Ord	Solomon Islands	100	—
Compania Minera Nord Pacific de Mexico, S.A. de C.V.	Ord	Mexico	100	100
Gold Ridge Mining Limited	Ord	Solomon Islands	100	—
Hicor Corporation	Ord	United States	100	100
JV Mine (Australia) Pty Ltd	Ord	Australia	100	—
Nord Australex Nominees (PNG) Ltd	Ord	PNG	100	100
Nord Australex Nominees Pty Ltd	Ord	Australia	100	100
Nord Pacific Ltd	Ord	Canada	100	100
Simberi Gold Company Limited	Ord	PNG	100	100
Solomon Islands International Pty Ltd	Ord	Australia	100	—
Tabar Exploration Company Ltd	Ord	PNG	100	100

32. Commitments and contingent liabilities

(a) Lease commitments—Group entity as lessee

Non-cancellable operating leases

The group leases office premises and various plant and machinery under non-cancellable operating leases expiring within 1 to 5 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

	Group	
	2010	2009
	$	$ (unaudited)
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:		
Within one year	1,338,066	860,165
Later than one year but not later than two years	755,781	227,318
	2,093,847	1,087,483

Finance leases

	Group	
	2010	2009
	$	$ (unaudited)
Commitments in relation to finance leases are payable as follows:		
Within one year	8,604,350	5,854,362
Later than one year but not later than five years	14,611,221	5,322,010
Minimum lease payments	23,215,571	11,176,372
Future finance charges	(3,517,403)	(3,172,740)
Recognised as a liability	19,698,168	8,003,632
Representing lease liabilities:		
Current	6,676,767	3,500,278
Non-current	13,021,401	4,503,354
	19,698,168	8,003,632
Finance charges included in the profit and loss as financing costs	178,325	1,462,521

(b) Exploration & Development costs—Commitments for Expenditure.

In order to proceed with the development of the Simberi Project and to maintain current rights of tenure to PNG exploration tenements, the group is required to outlay $900,900 over the next financial six months (2009: $900,900). Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of the exploration leases or when application for a mining licence is made and have not been provided for in the accounts. These obligations are not provided for in the financial statements.

32. Commitments and contingent liabilities (continued)

(c) Capital commitments

Capital expenditure contracted for at the reporting date but not recognised in liabilities is as follows:

	Group	
	2010	2009
	$	$ (unaudited)
Capital expenditure for redevelopment of Gold Ridge Project	17,540,169	—
Capital expenditure for Simberi Oxide processing plant	10,333,624	—
Capital expenditure for Sulphide feasibility study	586,341	—

(d) Hedging commitments

As disclosed in note 29, in the prior half-year a subsidiary had entered into commitments under a program for hedging its exposure to gold price risk. Details relating to these commitments are disclosed in note 29.

(e) Contingent liabilities

	Group	
	2010	2009
	$	$
Executives of the group will be entitled to compensation for past services if their employment is terminated by the group other than for specific reasons as outlined in their employment contracts. This amounts to:	1,874,730	656,000

(f) Legal action

In December 2009, Simberi Gold Company initiated legal proceedings against Intermet Engineers (Pty) Ltd ("Intermet") and a director of Intermet in respect of breaches of contract entered into between the controlled entity and Intermet whereby Intermet were contracted to design, procure and manage the construction of gold processing and related facilities for the Simberi Oxide Gold Project. Under the legal action, the controlled entity is claiming damages of not less than $40 million.

Intermet have advised that they will defend the claim and have indicated that they will make a counter claim for an amount of $1.2 million for outstanding monies due from the controlled entity under the contract. This amount has been fully accrued as a liability by the controlled entity pending the outcome of the litigation.

33. Subsequent events

The following events have arisen in the period between 31 December 2010 and the date of preparation of these financial statements:

- In March 2011 commissioning of the Gold Ridge project was commenced.
- On 6 April 2011, the Company announced that it had raised $93.8 million in equity proceeds through a private placement to sophisticated investors.
- On 6 June 2011 the shareholders and options holders will be requested to approve a scheme whereby the Company, intends to transfer its domicile from Australia to the United Kingdom ("UK") via a scheme of arrangement under which Allied Gold Mining PLC, a new company incorporated in England and Wales, will become the holding company of Allied Gold and its controlled entities (the"Share Scheme"). Under the Scheme, Allied Gold Mining PLC intends to

33. Subsequent events (continued)

acquire all of the Allied Gold shares on issue, and as consideration, will issue one (1) share in Allied Gold Mining PLC for each six (6) shares held in Allied Gold.

Under a separate scheme of arrangement (the "Option Scheme"), Allied Gold Mining PLC is to acquire all of the Allied Gold options on issue, and as consideration, will issue one (1) option in Allied Gold Mining PLC for each six (6) options held in Allied Gold. The terms of the options issued by Allied Gold Mining PLC will effectively be the same as the Allied Gold options, adjusted for the consolidation of the number of options being offered.

It is intended that the Schemes will become effective on 30 June 2011, at which time all, the shareholders and optionholders of Allied Gold will effectively become the shareholders and optionholders of Allied Gold Mining PLC and Allied Gold and its controlled entities will become wholly owned subsidiaries of Allied Gold Mining PLC. Allied Gold shareholders will effectively hold the same percentage interest in Allied Gold Mining PLC as they did in Allied Gold and Allied Gold optionholders will have the same relative interest in Allied Gold Mining PLC on a fully diluted basis.

Other than the items noted above, raising of these equity proceeds, no matter or circumstance has arisen since 31 December 2010 that has significantly affected, or may significantly affect:

a. the Group's operations in future financial periods, or

b. the results of those operations in future financial periods, or

c. the Group's state of affairs in future financial periods.

1 Dealings and Admission

Application has been made to (i) the FSA for all of the Ordinary Shares to be admitted to the premium segment of the Official List of the FSA and (ii) the London Stock Exchange plc for the Ordinary Shares to be admitted to trading on its main market for listed securities. Admission to trading on the London Stock Exchange constitutes admission to trading on a regulated market. It is expected that Admission of the Ordinary Shares will become effective and that dealings will commence in the Ordinary Shares on the London Stock Exchange, at 8.00 a.m. (London time) on 30 June 2011. The Ordinary Shares are currently admitted to trading on AIM. Upon Admission, trading of the Ordinary Shares on AIM will be cancelled.

Admission is conditional on the Pre-IPO Reorganisation being successfully completed.

2 The Ordinary Shares

The Ordinary Shares were created under the 2006 Act and can be issued in certificated or uncertificated form. The Ordinary Shares are registered with ISIN number GB00B44QDS07 and SEDOL number B44QDS0. The nominal value of the Ordinary Shares is 10 pence. The Ordinary Shares will, following Admission, rank pari passu in all respects and will carry the right to receive all dividends and other distributions declared, paid or made on or in respect of the Ordinary Shares after Admission. The Ordinary Shares will, on Admission, be freely transferable.

3 CREST

CREST is a paperless settlement system enabling securities to be evidenced otherwise than by a certificate and to be transferred otherwise than by a written instrument. With effect from Admission, the Articles will permit the holding of Ordinary Shares under the CREST system. The Company has applied for the Ordinary Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in the Ordinary Shares following Admission may take place within the CREST system if any Shareholder so wishes.

CREST is a voluntary system and holders of Ordinary Shares who wish to receive and retain share certificates will be able to do so. An investor applying for Ordinary Shares in the Global Offer may, however, elect to receive Ordinary Shares in uncertificated form if that investor is a system-member (as defined in the Uncertificated Securities Regulations) in relation to CREST.

4 Selling and transfer restrictions

The distribution of this Prospectus in certain jurisdictions may be restricted by law and therefore persons into whose possession this Prospectus comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws in any such jurisdiction.

No action has been taken or will be taken in any jurisdiction that would permit a public offering or sale of the Ordinary Shares, or possession or distribution of this Prospectus (or any other offering or publicity material relating to Ordinary Shares), in any country or jurisdiction where action for that purpose is required or doing so may be restricted by law.

None of the Ordinary Shares may be offered for subscription, sale or purchase or be delivered, and this Prospectus and any other offering material in relation to the Ordinary Shares may not be circulated, in any jurisdiction where to do so would breach any securities laws or regulations of any such jurisdiction or give rise to an obligation to obtain any consent, approval or permission or to make any application, filing or registration.

PART XI—TAXATION

The following statements are intended only as a general guide to the UK tax position under current legislation and published HM Revenue & Customs' practice at the date of this Prospectus, both of which are subject to change at any time, possibly with retrospective effect. It only deals with the position of certain types of Shareholder who are resident or ordinarily resident in the United Kingdom for UK tax purposes and who are the beneficial owners of Ordinary Shares. It does not deal with others (such as dealers in securities, insurance companies, collective investment schemes and persons who acquired Ordinary Shares by virtue of an office or employment) whose tax position might in some cases be different. The information given is by way of general summary only and does not constitute legal or tax advice to any person. Shareholders who are in any doubt about their tax position, or who are taxable in a jurisdiction other than the UK, should obtain detailed tax advice.

Any change in the Group's tax status or changes in tax legislation or tax treaties negotiated by those countries in which the Group operates, or in taxation legislation or taxation practice in Australia, the United Kingdom or any other tax jurisdiction affecting shareholders could affect the value of investments held by the Group or affect the Company's ability to pay dividends or alter the post tax returns to Shareholders. Prospective purchasers of Ordinary Shares who are in any doubt as to their tax position or who are or may be resident or otherwise subject to tax in a jurisdiction other than the United Kingdom should consult their own tax advisers on the potential tax consequences of purchasing, holding, converting or selling Ordinary Shares under the laws of their country and/or state of citizenship, domicile or residence.

The Pre-IPO Reorganisation

A UK resident or, in the case of an individual, ordinarily resident holder of shares in Allied Gold who does not hold (either alone or together with other persons connected with him) more than 5 per cent of, or of any class of, shares in or debentures of Allied Gold should not be treated as having made a disposal or part disposal of his shares in Allied Gold for the purposes of UK taxation of chargeable gains as a result of the Pre-IPO Reorganisation. Instead any chargeable gain or allowable loss which would otherwise have arisen on a disposal of such holder's shares in Allied Gold should be ''rolled over'' into the Ordinary Shares which he acquires on the Pre-IPO Reorganisation. As a result, those Ordinary Shares should be treated as the same asset and as having been acquired at the same time and for the same consideration as the shares in Allied Gold from which they derived.

A UK resident or, in the case of an individual, ordinarily resident holder of shares in Allied Gold who holds (either alone or together with other persons connected with him) more than 5 per cent of, or of any class of, shares in or debentures of Allied Gold should qualify for the 'roll over' treatment described above provided the Pre-IPO Reorganisation is effected for bona fide commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is avoidance of a liability to capital gains tax or corporation tax. If these conditions are not met, then such a person will be treated, on receiving Ordinary Shares as consideration for the exchange of his shares in Allied Gold, as having made a disposal of those shares in Allied Gold which may, depending on individual circumstances, give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.

HMRC has given clearance under Section 138 of the Taxation of Chargeable Gains Act 1992 that these conditions should be met in respect of the Pre-IPO Reorganisation. HMRC has also given clearance under Section 701 of the Income Tax Act 2007 and Section 748 of the Corporation Tax Act 2010 that no counteraction notices should be served under Section 698 of the Income Tax Act 2007 or Section 746 of the Corporation Tax Act 2010 in relation to the Pre-IPO Reorganisation.

No UK stamp duty or SDRT will be payable by holders of shares in Allied Gold as a result of the exchange of their shares in Allied Gold for Ordinary Shares.

The affairs of the Company

The statements in the following sub-paragraphs of this Part XI are based on the assumption that the Company is not, and will not become, resident in the United Kingdom for tax purposes.

The Directors intend to conduct the affairs of the Company so that it does not become resident in the United Kingdom for taxation purposes. Accordingly, and provided that the Company does not carry on a trade in the United Kingdom (whether or not through a permanent establishment situated therein), the Company will not be expected (subject to the possible application of the CFC Rules described on

page 15) to be subject to United Kingdom income tax or corporation tax other than on United Kingdom source income.

Dividends

Under current UK legislation, no UK tax is withheld from dividend payments by the Company in respect of the Ordinary Shares.

Shareholders should note that in certain circumstances, dividends paid to them may be subject to Australian withholding tax. For UK tax purposes, shareholders will be treated as actually receiving the gross dividend (ie, the dividend before deduction of the Australian withholding tax). The Australian withholding tax is likely to be creditable in respect of any UK tax liability they have on the dividend but is not likely to be repayable to them.

A UK resident individual Shareholder who owns less than 10 per cent of the Company's issued share capital will be entitled to a non-refundable tax credit in respect of any dividend paid by the Company on that Shareholder's Ordinary Shares equal to one-ninth of the amount of the dividend received by the Shareholder. The tax credit therefore equals 10 per cent of the aggregate amount of the dividend and the associated tax credit. Liability to UK income tax is calculated on the sum of the dividend and the associated tax credit. The tax credit will be available to offset such a Shareholder's liability to income tax on the dividend. Other UK resident Shareholders should also be entitled to such a tax credit for so long as the Australia-UK Double Taxation Convention contains an appropriate non-discrimination provision.

Individual Shareholders whose income is within the starting rate for savings or basic rate tax bands are subject to income tax at the rate of 10 per cent on dividends received by them in respect of their Ordinary Shares, so that such Shareholders who are eligible for the tax credit will have no further liability to income tax in respect of such dividends. The higher rate of income tax is 32.5 per cent in respect of dividend income (rather than the main rate of 40 per cent), so that a Shareholder who is eligible for the tax credit and whose income is subject to higher rate income tax in respect of a dividend received from the Company will, after allowing for the 10 per cent tax credit, be liable to pay further income tax equal to 25 per cent of the dividend actually received in respect of that Shareholder's Ordinary Shares, before the addition of the tax credit. Individual Shareholders eligible for the tax credit who are subject to the additional rate of income tax (being 42.5 per cent in respect of dividend income) in respect of a dividend received from the Company will, after allowing for the 10 per cent tax credit, be liable to pay further income tax equal to approximately 36 per cent of the dividend actually received in respect of that Shareholder's Ordinary Shares, before the addition of the tax credit. Any dividends received from the Company by an Individual Shareholder will be treated, along with certain other investment income, as the top slice of that individual's total income which is chargeable to UK income tax.

A Shareholder who is not liable to income tax on the dividend (or any part of it) is not able to claim payment of the tax credit (or part of it) in cash from HM Revenue & Customs.

The tax treatment of individual Shareholders who are not domiciled in the UK may differ from that described above, in that such shareholders might qualify for the remittance basis of tax in respect of dividends paid by the Company. It is recommended that such individuals take advice as to the tax consequences of investing in the Company.

UK resident corporate Shareholders will be subject to UK corporation tax in respect of any dividend received from the Company, unless the dividend falls within an exempt class and certain conditions are met. Whether an exempt class applies and the other conditions are met will depend on the circumstances of the Shareholder. In particular, UK corporate shareholders which are not medium or large companies should note that a different tax regime would apply to dividends paid to them.

Capital Gains Tax

Shareholders who are resident or ordinarily resident for tax purposes in the UK may, depending on their individual circumstances, be liable to UK taxation in respect of any chargeable gain (or entitled to relief for any allowable loss) which is realised on a disposal of their Ordinary Shares.

In the case of such a Shareholder who is an individual, an annual allowance (for the tax year 2010/2011 this is £10,100 and is expected to rise to £10,600 for the tax year 2011/12) is available to set against the gain. If, after all allowable deductions, such an individual Shareholder's taxable income for the tax year exceeds the basic rate income tax limit, any chargeable gain realised on a disposal of Ordinary Shares

by such an individual Shareholder will be taxed at 28 per cent. Chargeable gains realised on such a disposal by other individual Shareholders who are resident or ordinarily resident for tax purposes in the UK will be taxed at 18 per cent, 28 per cent or a combination of these rates, depending on that individual's circumstances.

An individual who ceases to be resident or ordinarily resident for tax purposes in the UK for a period of less than five years and who disposes of Ordinary Shares during that period of temporary non-residence may, depending on that Shareholder's individual circumstances, be liable to UK capital gains tax on any chargeable gain realised on such a disposal on that Shareholder's return to the UK.

A disposal of Ordinary Shares by a corporate Shareholder which is resident for tax purposes in the UK may give rise to a chargeable gain or allowable loss for the purposes of corporation tax. Such a Shareholder may be entitled to an indexation allowance (depending on the period of ownership) which, in general terms, increases the capital gains base cost of an asset in line with the rise in the retail prices index. This allowance can reduce a chargeable gain realised by such a Shareholder, but cannot increase an allowable loss.

A Shareholder who is an individual not resident or ordinarily resident for tax purposes in the UK will not normally be liable to UK taxation in respect of any chargeable gain realised on a disposal of that Shareholder's Ordinary Shares unless that Shareholder carries on a trade, profession or vocation in the UK through a branch or agency in the UK and the Ordinary Shares in question are, or have been used, held or acquired for the purposes of such trade, profession or vocation or for the purposes of such branch or agency.

A non-resident corporate Shareholder is not normally liable to UK corporation tax on chargeable gains in respect of a disposal of that Shareholder's Ordinary Shares, unless the non-resident Shareholder company carries on a trade in the UK through a permanent establishment in the UK and the Ordinary Shares in question are, or have been used, held or acquired for the purposes of such trade or for the purposes of such permanent establishment.

Other United Kingdom tax considerations

United Kingdom resident companies, together with connected or associated persons, having an interest in the Company, such that 25 per cent or more of the Company's profits for an accounting period could be apportioned to them, may be liable to United Kingdom corporation tax in respect of their share of the Company's undistributed profits, if any, in accordance with the provisions of Chapter IV of Part XVII of the Income and Corporation Taxes Act 1988 relating to controlled foreign companies. These provisions only apply if the Company is controlled by United Kingdom residents. Shareholders should be aware that the controlled foreign companies regime is the subject of an ongoing consultation on reform by the UK Government. Although the scope of any reform cannot be accurately predicted, it is anticipated that full changes to the regime will be introduced by Finance Bill 2012.

Individuals who are ordinarily resident in the United Kingdom should note that Chapter 2 of Part 13 of the Income Tax Act 2007, which contains provisions for preventing avoidance of income tax by transactions resulting in the transfer of income to persons (including companies) abroad, may render them liable to taxation in respect of any undistributed profits of the Company.

The attention of United Kingdom Shareholders resident or ordinarily resident and, if an individual, domiciled in the United Kingdom, is drawn to the provisions of Section 13 of the Taxation of Chargeable Gains Act 1992 under which, in certain circumstances, a portion of capital gains made by the Company can be attributed to a Shareholder who holds, alone or together with associated persons, more than 10 per cent of the Ordinary Shares.

Stamp Duty and Stamp Duty Reserve Tax

Where Ordinary Shares in the Company are held in certificated form, no stamp duty or stamp duty reserve tax (**SDRT**) will arise on a transfer of such shares into CREST unless such transfer is made for a consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5 per cent of the amount or value of the consideration given) will arise. Transfers of Ordinary Shares within CREST will generally be liable to SDRT, at the rate of 0.5 per cent of the amount or value of the consideration given, rather than stamp duty.

A transfer of Ordinary Shares outside CREST made for a consideration in money or money's worth will, subject to an exemption for certain low value transactions, give rise to a liability on the purchaser to stamp duty at the rate of 0.5 per cent (rounded up to the nearest £5) of the consideration paid. An agreement to transfer Ordinary Shares will generally give rise to a liability to SDRT at the rate of 0.5 per cent of the amount or value of the consideration given for the Ordinary Shares, although that liability will be cancelled (and any SDRT which has been paid) if within six years of the date of the agreement becoming unconditional an instrument of transfer is executed in pursuance of the agreement and duly stamped and a claim is made.

Different rules may apply to dealings in shares which are quoted on the ASX or TSX.

PART XII—ADDITIONAL INFORMATION

1 Persons responsible

The Directors (whose names appear on page 30 of this Prospectus) and the Company accept responsibility for the information contained in this Prospectus. To the best of the knowledge and belief of the Directors and the Company (each of whom has taken all reasonable care to ensure that such is the case), the information contained in this Prospectus is in accordance with the facts and contains no omission likely to affect its import.

2 Incorporation and activity

2.1 The Company was incorporated in England and Wales on 7 March 2011 with registered number 7553802 under the 2006 Act as a public company with the name Allied Gold Mining PLC.

2.2 The principal legislation under which the Company operates, and under which the Ordinary Shares have been created, is the 2006 Act and regulations made thereunder.

2.3 The business of the Company, and its principal activity, is to act as the ultimate holding company of the Group.

2.4 The registered office of the Company is 3 More London Riverside, London SE1 2AQ, United Kingdom (telephone number 00 44(0)207 283 6000).

2.5 The principal place of business of the Company is Building 23, Garden Office Park, 2404 Logan Road, Eight Mile Plains, Queensland, 4113 Australia (telephone number 00 617 3252 5911).

2.6 BDO (Audit) Pty Ltd, whose address is 38 Station Street, Subiaco WA 6008, Australia, were the auditors of Allied Gold for the period covered by the Historical Financial Information. BDO (Audit) Pty Ltd are authorised and registered to carry out audit work by the Australian Securities and Investments Commission. BDO (Audit) Pty Ltd continue to be the auditors of Allied Gold as at the date of this Prospectus.

2.7 The Company's auditors are BDO LLP, and BDO LLP has been the only auditor of the Company since its incorporation. BDO LLP are authorised and registered to carry out audit work by the Institute of Chartered Accountants of England and Wales.

2.8 As at the date of this Prospectus, the Company has not commenced operations, and therefore has no financial information to disclose.

3 Subsidiaries

3.1 The Company is the holding company of the Group, the principal activities of which are mining, processing and exploration for gold in PNG and the Solomon Islands.

3.2 The following table shows details of the Company's subsidiaries:

Company	Principal activity	Country of incorporation	Percentage ownership
Allied Gold Limited	Investment company	Australia	100
Australian Solomons Gold Limited	Investment company	Australia	100
JV Mine (Australia) Pty Ltd	Investment company	Australia	100
Allied Gold Finance Pty Ltd	Treasury services	Australia	100
Solomons Islands International Pty Ltd	Investment	Australia	100
Nord Australex Nominees Pty Ltd*	Corporate trustee and exploration	Australia	100
Nord Pacific Limited	Investment company	Canada	100
Nord Australex Nominees (PNG) Ltd	Corporate Trustee	PNG	100
Simberi Gold Company Limited	Mining, production and exploration	PNG	100
Nord Australex Exploration (PNG) Trust	Exploration	PNG	100
Tabar Exploration Company Ltd	Exploration	PNG	100
Gold Ridge Mining Limited	Mining, production and exploration	Solomon Islands	100
ASG Solomon Islands Ltd	Investment company	Solomon Islands	100
AGL (ASG) Pty Ltd	Non-operating	Australia	100
AGL (SGC) Pty Ltd	Non-operating	Australia	100
Aretrend Pty Ltd*	Non-operating	Australia	100
Allied Tabar Exploration Pty Ltd	Non-operating	Australia	100
Advance R&D Pty Ltd*	Non-operating	Australia	100
Allied Gold Services Pty Ltd	Non-operating	Australia	100
Nord Australex Exploration (Australia) Trust*	Non-operating	Australia	100
Nord Resources (Pacific) Pty Ltd*	Non-operating	Australia	100
HICOR Corporation	Non-operating	Delaware, USA	100
Nord Highlands Mineral Joint Venture	Non-operating	California, USA	100

Note: Items marked * are dormant and expected to be liquidated by 31 December 2011.

4 Share capital

The Company

4.1 The ISIN number for the Ordinary Shares is GB00B44QDS07. The Ordinary Shares are issued in registered form and are capable of being held in uncertificated form. The Ordinary Shares are freely transferable. The Company's register of Ordinary Shares is maintained by Computershare Investor Services PLC.

4.2 The Company's share capital on incorporation was £1 divided into one fully paid Ordinary Share of £1, which was issued to the subscriber to the Company's Memorandum and Articles of Association. The subscriber share was subsequently transferred to F Terranova on 27 April 2011.

4.3 Since incorporation, there have been the following changes to the Company's share capital:

(a) At a shareholder meeting of the Company held on 25 May 2011 the sole Shareholder resolved, amongst other things, to:

(i) sub-divide the Ordinary Share of £1 into 10 Ordinary Shares of 10 pence each; and

(ii) adopt new articles of association.

(b) At a shareholder meeting of the Company held on 16 June 2011 the sole Shareholder resolved, amongst other things, to:

(i) grant authority to the Directors to issue up to 199,756,259 new Ordinary Shares of 10 pence each (i.e. up to an aggregate nominal value of £19,975,626), in connection with the Listing;

(ii) grant authority to the directors to issue up to a further 66,585,420 new Ordinary Shares of 10 pence each, which is approximately one third of the proposed enlarged issued share capital of the Company following the Listing or, if less, one third of the Company's enlarged issued share capital following the Listing;

(iii) grant authority to the directors to issue up to a further 133,170,839 new Ordinary Shares of 10 pence each (i.e. up to an aggregate nominal value of £13,317,084), such amount to be reduced by any Ordinary Shares allotted or rights granted by the directors under paragraph 4.3(b)(ii) above, which is approximately two thirds of the proposed enlarged issued share capital of the Company following the Listing, or, if less, two thirds of Company's enlarged issued share capital following the Listing, in connection with a rights issue only;

(iv) conditional on the passing of the resolutions summarised at paragraphs 4.3(b)(i), (ii) and (iii) above, grant authority to the directors to dis-apply pre-emption rights relating to the Ordinary Shares to be issued in connection with the Listing; and

(v) conditional on the passing of the resolutions summarised to at paragraphs 4.3(b)(i), (ii) and (iii) above being passed, grant authority to the directors to dis-apply pre-emption rights in connection with a rights issue and, otherwise, up to 5 per cent of the proposed enlarged issued share capital of the Company (i.e. up to an aggregate nominal value of £998,781).

4.4 The authorised, issued and fully paid share capital of the Company as at 15 June 2011 is as follows:

Class	Nominal value	Number of Shares issued	Aggregate nominal value
Ordinary	£0.10	10	£1

4.5 Save as disclosed below at paragraph 4.8, as at 15 June 2011, there are no acquisition rights or obligations over authorised but unissued share capital of the Company or any undertakings to increase the share capital of the Company.

Allied Gold Limited

4.6 During the period covered by the historical financial information, there were the following changes to Allied Gold's share capital:

(a) On 2 October 2007, 1,000,000 shares were issued at a price of A$0.40 per ordinary share pursuant to the exercise of options, resulting in an issued share capital of 340,974,710 ordinary shares.

(b) On 8 November 2007, 1,040,000 shares were issued at a price of A$0.40 per ordinary share pursuant to the exercise of options, resulting in an issued share capital of 342,014,710 ordinary shares.

(c) On 22 December 2007, 50,000 shares were issued at a price of A$0.50 per ordinary share pursuant to the exercise of options, resulting in an issued share capital of 342,064,710 ordinary shares.

(d) On 7 January 2008, 14,621,844 ordinary shares were issued at a price of A$0.72 per ordinary share pursuant to an institutional placing, resulting in an issued share capital of 356,686,554 ordinary shares.

(e) On 6 March 2008, 500,000 ordinary shares were issued at a price of A$0.50 per ordinary share pursuant to the exercise of options, resulting in an issued share capital of 357,186,554 ordinary shares.

(f) On 28 March 2008, 17,647,059 ordinary shares were issued at a price of A$0.85 per ordinary share to Barrick pursuant to exploration joint venture arrangements between Allied Gold and Barrick. This resulted in an issued share capital of 374,833,613 ordinary shares.

(g) On 3 April 2008, 20,000 ordinary shares were issued at a price of A$0.50 per ordinary share pursuant to the exercise of options, resulting in an issued share capital of 374,853,613 ordinary shares.

(h) On 9 April 2008, 100,000 ordinary shares were issued at a price of A$0.50 per ordinary share pursuant to the exercise of options, resulting in an issued share capital of 374,953,613 ordinary shares.

(i) On 21 April 2008, 1,352,112 ordinary shares were issued at a price of A$0.73 per ordinary share pursuant to a Deed or Relinquishment entered into with Niugini Mining Limited and Kennecott Explorations (Australia) Limited to relinquish their claw back rights over the Company's projects in PNG, resulting in an issued share capital of 376,305,725 ordinary shares.

(j) On 9 April 2008, 100,000 ordinary shares were issued at a price of A$0.50 per ordinary share pursuant to the exercise of options, resulting in an issued share capital of 376,405,725 ordinary shares.

(k) On 30 June 2008, 600,000 ordinary shares were issued pursuant to the exercise of options, resulting in an issued share capital of 377,005,725 ordinary shares.

(l) On 12 August 2008, 33,988,551 ordinary shares were issued at a price of A$0.31 per ordinary share pursuant to an institutional placing, resulting in an issued share capital of 410,994,276 ordinary shares.

(m) On 27 February 2009, 61,649,000 ordinary shares were issued at a price of A$0.50 per ordinary share pursuant to an institutional placing, resulting in an issued share capital of 472,643,276 ordinary shares.

(n) On 20 October 2009, 100,000 ordinary shares were issued at a price of A$0.35 per ordinary share pursuant to the exercise of options, resulting in an issued share capital of 472,743,276 ordinary shares.

(o) On 9 November 2009 54,489,911 ordinary shares were issued of which 54,139,911 were issued as partial consideration in relation to the acquisition of Australian Solomons Gold Limited and 350,000 were issued at a price of A$0.35 pursuant to the exercise of options, resulting in an issued share capital of 527,233,187 ordinary shares. The value of the ordinary shares issued as consideration for the purchase of shares in Australian Solomons Gold Limited was determined using the market value of the Allied Gold ordinary shares at 24 November 2009 of A$0.38 per share.

(p) On 17 November 2009 773,670 ordinary shares were issued as partial consideration in relation to the acquisition of Australian Solomons Gold Limited, resulting in an issued share capital of 528,006,857 ordinary shares. The value of the ordinary shares issued as consideration for the purchase of shares in Australian Solomons Gold Limited was determined using the market value of the Allied Gold ordinary shares at 24 November 2009 of A$0.38 per share.

(q) On 1 December 2009 50,707,008 ordinary shares were issued as partial consideration in relation to the acquisition of Australian Solomons Gold Limited, resulting in an issued share capital of 578,713,865 ordinary shares. The value of the ordinary shares issued as consideration for the purchase of shares in Australian Solomons Gold Limited was determined using the market value of the Allied Gold ordinary shares at 24 November 2009 of A$0.38 per share.

(r) On 7 December 2009 456,699,000 ordinary shares were issued at a price of A$0.35 per share pursuant to an institutional placement, resulting in an issued share capital of 1,035,412,865 ordinary shares.

(s) On 22 December 2009 1,299,870 ordinary shares were issued as partial consideration in relation to the acquisition of Australian Solomons Gold Limited, resulting in an issued share capital of 1,036,712,735 ordinary shares. The value of the ordinary shares issued as consideration for the purchase of shares in Australian Solomons Gold Limited was determined using the market value of the Allied Gold ordinary shares at 24 November 2009 of A$0.38 per share.

(t) On 23 February 2010 3,419,407 ordinary shares were issued pursuant to the compulsory acquisition of the remaining Australian Solomons Gold Limited shares, resulting in an issued share capital of 1,040,132,142 ordinary shares. The value of the ordinary shares issued as consideration for the purchase of shares in Australian Solomons Gold Limited was determined using the market value of the Allied Gold ordinary shares at 24 November 2009 of A$0.38 per share.

(u) On 12 April 2011, Allied Gold completed a placement of 156,330,985 million new ordinary shares, representing 15 per cent of the issued share capital of Allied Gold, to institutional and sophisticated investors at a price of A$0.60 per share, resulting in an issued share capital of 1,198,537,554 ordinary shares.

4.7 As at 31 December 2010 ASG held 1.3 million Allied Gold shares pursuant to the completion of the compulsory acquisition procedures in February 2010. These were transferred to ASIC as unclaimed monies in accordance with the Corporations Act on 28 February 2011.

4.8 Pursuant to the farm-in agreement entered into between Allied Gold and Barrick, Barrick would have been entitled to receive Allied Gold shares in final settlement of the farm-in agreement close out arrangements. Please refer to paragraph 12.1(c) below. Following the Pre-IPO Reorganisation, Barrick will be entitled to receive Ordinary Shares.

4.9 The authorised share capital of Allied Gold as at 31 December 2010, being the date of the most recent balance sheet included in "Part IX—Historical Financial Information", was 1,042,206,569 divided into 1,042,206,569 ordinary shares being the date of the most recent balance sheet included in "Part IX—Historical Financial Information".

5 Articles of Association of the Company

The Articles, which were adopted by a special resolution of the Company passed on 25 May 2011, include provisions to the following effect:

Objects/Purposes

5.1 The Articles do not provide for any objects of the Company and accordingly the company's objects are unrestricted.

5.2 The Articles do not provide for any purposes for which the Company was established.

Voting rights

5.3 Subject to the provisions of the Companies Acts, to any special terms as to voting on which any shares may have been issued or may from time to time be held and any suspension or abrogation of voting rights pursuant to the Articles, at a general meeting of the Company every member who is present in person shall, on a show of hands, have one vote, every proxy who has been appointed by a member entitled to vote on the resolution shall, on a show of hands, have one vote and every member present in person or by proxy shall, on a poll, have one vote for each share of which he is a holder. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

5.4 Unless the Board otherwise determines, no member is entitled to vote at a general meeting or at a separate meeting of the shareholders of any class of shares, either in person or by proxy, or to exercise any other right or privilege as a member in respect of any share held by him, unless all calls presently payable by him in respect of that share, whether alone or jointly with any other person, together with interest and expenses (if any) payable by such member to the Company or if he, or any other person whom the Company reasonably believes to be interested in such shares, has been issued with a notice pursuant to the Companies Acts requiring such person to provide information about his interests in the Company's shares and has failed in relation to any such shares to give the Company the required information within 14 days.

Dividends

5.5 Subject to the provisions of the Companies Acts and of the Articles, the Company may by ordinary resolution declare dividends to be paid to members according to their respective rights and interests in the profits of the Company. However, no dividend shall exceed the amount recommended by the Board.

5.6 Subject to the provisions of the Companies Acts, the Board may declare and pay such interim dividends (including any dividend payable at a fixed rate) as appears to the Board to be justified by the profits of the Company available for distribution. If at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends on shares which rank after shares conferring preferential rights with regard to dividends as well as on shares conferring

preferential rights, unless at the time of payment any preferential dividend is in arrears. Provided that the Board acts in good faith, it shall not incur any liability to the holders of shares conferring preferential rights for any loss that they may suffer by the lawful payment of any interim dividend on any shares ranking after those preferential rights.

5.7 Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up (otherwise than in advance of calls) on the shares on which the dividend is paid. Subject as aforesaid, all dividends should be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly.

5.8 All dividends, interest or other sums payable and unclaimed for a period of 12 months after having become payable may be invested or otherwise used by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of 12 years after having become payable shall (if the Board so resolves) be forfeited and shall cease to remain owing by, and shall become the property of, the Company.

5.9 The Board may, with the authority of an ordinary resolution of the Company, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of such ways.

5.10 The Board may also, with the prior authority of an ordinary resolution of the Company and subject to such terms and conditions as the Board may determine, offer to holders of ordinary shares (excluding any member holding ordinary shares as treasury shares) the right to elect to receive ordinary shares, credited as fully paid, instead of the whole (or some part, to be determined by the Board) of any dividend specified by the ordinary resolution.

5.11 Unless the Board otherwise determines, the payment of any dividend or other money that would otherwise be payable in respect of shares will be withheld if such shares represent at least 0.25 per cent in nominal value of their class and the holder, or any other person whom the Company reasonably believes to be interested in those shares, has been duly served with a notice pursuant to the Companies Acts requiring such person to provide information about his interests in the Company's shares and has failed to supply the required information within 14 days. Furthermore such a holder shall not be entitled to elect to receive shares instead of a dividend.

Transfer of shares

5.12 Subject to any applicable restrictions in the Articles, each member may transfer all or any of his shares which are in certificated form by instrument of transfer in writing in any usual form or in any form approved by the Board. Such instrument must be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid up) by or on behalf of the transferee. The transferor is deemed to remain the holder of the share until the transferee's name is entered in the register of members.

5.13 The Board may, in its absolute discretion, refuse to register any transfer of a share or renunciation of a renounceable letter of allotment unless:

(a) it is in respect of a share which is fully paid up;

(b) it is in respect of only one class of shares;

(c) it is in favour of a single transferee or not more than four joint transferees;

(d) it is duly stamped (if so required); and

(e) it is delivered for registration to the registered office for the time being of the Company or such other place as the Board may from time to time determine, accompanied (except in the case of (a) a transfer by a recognised person where a certificate has not been issued (b) a transfer of an uncertificated share or (c) a renunciation) by the certificate for the share to which it relates and such other evidence as the Board may reasonably require to prove the title of the transferor or person renouncing and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so,

provided that the Board shall not refuse to register a transfer or renunciation of a partly paid share on the grounds that it is partly paid in circumstances where such refusal would prevent dealings in such share from taking place on an open and proper basis on the market on which such share is admitted to trading. The Board may refuse to register a transfer of an uncertificated share in such other circumstances as may be permitted or required by the regulations and the relevant systems.

5.14 Unless the Board otherwise determines, a transfer of shares will not be registered if the transferor or any other person whom the Company reasonably believes to be interested in the transferor's shares has been duly served with a notice pursuant to the Companies Acts requiring such person to provide information about his interests in the Company's shares, has failed to supply the required information within 14 days and the shares in respect of which such notice has been served represent at least 0.25 per cent in nominal value of their class, unless the member is not himself in default as regards supplying the information required and proves to the satisfaction of the Board that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer, or unless such transfer is by way of acceptance of a takeover offer, in consequence of a sale on a recognised stock exchange or is in consequence of a bona fide sale to an unconnected party.

5.15 If the Board refuses to register a transfer of a share, it shall send the transferee notice of its refusal, together with its reasons for refusal, as soon as practicable and in any event within two months after the date on which the transfer was lodged with the Company.

5.16 No fee shall be charged for the registration of any instrument of transfer or any other document relating to or affecting the title to any share.

Variation of rights

5.17 Subject to the provisions of the Companies Acts, if at any time the share capital of the Company is divided into shares of different classes, any of the rights for the time being attached to any shares may be varied or abrogated in such manner (if any) as may be provided in these Articles by such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of the relevant class (excluding any shares of that class held as treasury shares) or with the sanction of a special resolution passed at a separate general meeting of the holders of the class.

5.18 The quorum at any such meeting shall be not less than two persons present (in person or by proxy) holding at least one-third of the nominal amount paid up on the issued shares of the relevant class (excluding any shares of that class held as treasury shares) and at an adjourned meeting not less than one person holding shares of the relevant class or his proxy.

5.19 Subject to the terms of issue of or rights attached to any shares, the rights for the time being attached to any shares shall be deemed not to be varied or abrogated by the creation or issue of any new shares ranking pari passu in all respects (save as to the date from which such new shares shall rank for dividend) with or subsequent to those already issued or by the reduction of the capital paid up on such shares or by the purchase or redemption by the Company of its own shares or the sale of any shares held as treasury shares in accordance with the provisions of the Companies Acts and the Articles.

General meetings

5.20 The Board may convene a general meeting (which is not an annual general meeting) whenever it thinks fit.

5.21 A general meeting shall be convened by such notice as may be required by law from time to time.

5.22 The notice shall specify whether the meeting is convened as an annual general meeting or any other general meeting, the day, time and place of the meeting and the general nature of the business to be transacted at the meeting. In the case of a meeting convened to pass a special resolution, the notice shall specify the intention to propose the resolution as a special resolution. The notice shall specify that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and to speak and vote instead of the member and that a proxy need not also be a member. The notice must be given to the members (other than any who, under the provisions of the Articles or of any restrictions imposed on any shares, are not entitled to receive notice from the

Company), to the Directors and the Auditors. The accidental omission to give notice to, or the non-receipt of notice by, any person entitled to receive the same, shall not invalidate the proceedings at the meeting.

5.23 The right of a member to participate in the business of any general meeting shall include without limitation the right to speak, vote, be represented by a proxy or proxies and have access to all documents which are required by the Companies Acts or the Articles to be made available at the meeting.

5.24 A Director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting. The Chairman of any general meeting may also invite any person to attend and speak at that meeting if he considers that this will assist in the deliberations of the meeting.

5.25 No business shall be transacted at any general meeting unless a quorum is present. Subject to the Articles, two persons (either members, duly authorised representatives or proxies) entitled to vote upon the business to be transacted at the meeting shall be a quorum. The Chairman of the meeting may, with the consent of the meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn the meeting from time to time (or indefinitely) and from place to place as the meeting shall determine. Where a meeting is adjourned indefinitely, the Board shall fix a time and place for the adjourned meeting. Whenever a meeting is adjourned for 30 days or more or indefinitely, seven clear days' notice at the least, specifying the place, the day and time of the adjourned meeting and the general nature of the business to be transacted, must be given in the same manner as in the case of the original meeting.

5.26 A resolution put to a vote of the meeting shall be decided on a show of hands unless a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by the Chairman, at least five members having the right to vote on the resolution, a member or members representing not less than ten per cent of the total voting rights of all the members having the right to vote on the resolution or member or members holding shares conferring the right to vote on the resolution, being shares on which an aggregate sum has been paid up equal to not less than ten per cent of the total sum paid up on all the shares conferring that right.

5.27 The Board may, for the purpose of controlling the level of attendance and ensuring the safety of those attending at any place specified for the holding of a general meeting, from time to time make such arrangements as the Board shall in its absolute discretion consider to be appropriate and may from time to time vary any such arrangements or make new arrangements in place thereof. The entitlement of any member or proxy to attend a general meeting at such place shall be subject to any such arrangements as may be for the time being approved by the Board. In the case of any meeting to which such arrangements apply the Board may, when specifying the place of the meeting:

(a) direct that the meeting shall be held at a place specified in the notice at which the chairman of the meeting shall preside (being the principal place); and

(b) make arrangements for simultaneous attendance and participation at satellite meeting places or by way of any other electronic means by members otherwise entitled to attend the general meeting or who wish to attend at satellite meeting places or other places at which persons are participating by electronic means, provided that persons attending at the principal place and at satellite meeting places or other places at which persons are participating by electronic means shall be able to see, hear and be seen and heard by, persons attending at the principal place and at such other places, by any means.

Such arrangements for simultaneous attendance at such other places may include arrangements for controlling the level of attendance in any manner aforesaid at any of such other places, provided that they shall operate so that any excluded members are able to attend at one of the satellite meeting places or other places at which persons are participating by electronic means. Any such meeting shall be treated as taking place at and being held at the principal place.

5.28 The Board may direct that any person wishing to attend any meeting should provide such evidence of identity and submit to such searches or other security arrangements or restrictions as the Board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to refuse entry to any meeting to any person who fails to provide such evidence of identity or to submit to such searches or to otherwise comply with such security arrangements or restrictions.

Borrowing powers

5.29 The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital and, subject to the provisions of the Companies Acts, to create and issue debentures and other loan stock and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. The Board shall restrict the borrowings of the Company and shall exercise all voting and other rights and powers of control exercisable by the Company such that the aggregate principal amount outstanding in respect of monies borrowed by the Company does not at any time, without previous sanction of an ordinary resolution of the Company, exceed US$900 million.

Issue of shares

5.30 Subject to the provisions of the Companies Acts and to any rights for the time being attached to any shares, any shares may be allotted or issued with or have attached to them such preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, transfer, return of capital or otherwise, as the Company may from time to time by ordinary resolution determine or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the Board may determine, and any share may be issued which is, or at the option of the Company or the holder of such share is liable to be, redeemed in accordance with the Articles or as the Directors may determine.

5.31 Subject to the provisions of the Companies Acts and to any relevant authority of the Company required by the Companies Acts, any new shares shall be at the disposal of the Board.

Directors' fees

5.32 The Non-Executive Directors (other than alternate Directors) shall be entitled to receive by way of fees for their services as Directors such sum as the Board may from time to time determine (not exceeding in aggregate £2 million per annum or such other sum as the Company in general meeting shall from time to time determine). Any such fees payable shall be distinct from any salary, remuneration or other amounts payable to a Director pursuant to any other provision of the Articles or otherwise and shall accrue from day to day.

5.33 The salary or remuneration of any Director appointed to hold any employment or executive office may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by the Board or any committee authorised by the Board and may be in addition to or in lieu of any fee payable to him for his services as Director.

5.34 The Directors are entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by them in or about the performance of their duties as Directors.

Pensions and gratuities for Directors

5.35 The Board, or any committee authorised by the Board, may exercise all the powers of the Company to provide pensions, other retirement or superannuation benefits, death or disability benefits or other allowances or gratuities for persons who are or were directors of the Company or any company in the Group and their relatives or dependants.

Directors' interests

5.36 The Board may authorise any matter proposed to it in accordance with these Articles which would otherwise involve a breach by a Director of his duty to avoid conflicts of interest under the Companies Acts, including any matter which relates to a situation in which a Director has or can have an interest which conflicts, or possibly may conflict, with the interest of the Company or the exploitation of any property, information or opportunity, whether or not the Company could take

advantage of it (excluding any situation which cannot reasonably be regarded as likely to give rise to a conflict of interest). This does not apply to a conflict of interest arising in relation to a transaction or arrangement with the Company. Any authorisation will only be effective if any quorum requirement at any meeting in which the matter was considered is met without counting the Director in question or any other interested Director and the matter was agreed to without their voting or would have been agreed to if their votes had not been counted. The Board may impose limits or conditions on any such authorisation or may vary or terminate it at any time.

5.37 Subject to having, where required, obtained authorisation of the conflict from the Board, a Director shall be under no duty to the Company with respect to any information which he obtains or has obtained otherwise than as a Director of the Company and in respect of which he has a duty of confidentiality to another person and will not be in breach of the general duties he owes to the Company under the Companies Acts because he fails to disclose any such information to the Board or to use or apply any such information in performing his duties as a Director, or because he absents himself from meetings of the Board at which any matter relating to a conflict of interest, or possible conflict, of interest is discussed and/or makes arrangements not to receive documents or information relating to any matter which gives rise to a conflict of interest or possible conflict of interest and/or makes arrangements for such documents and information to be received and read by a professional adviser.

5.38 Provided that his interest is disclosed at a meeting of the Board, or in the case of a transaction or arrangement with the Company, in the manner set out in the Companies Acts, a Director, notwithstanding his office:

(a) may be a party to or otherwise be interested in any transaction arrangement or proposal with the Company or in which the Company is otherwise interested:

(b) may hold any other office or place of profit at the Company (except that of auditor of the Company or any of its subsidiaries) and may act by himself or through his firm in a professional capacity for the Company, and in any such case on such terms as to remuneration and otherwise as the Board may arrange;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any company promoted by the Company or in which the Company is otherwise interested or as regards which the Company has powers of appointment; and

(d) shall not be liable to account to the Company for any profit, remuneration or other benefit realised by any office or employment or from any transaction, arrangement or proposal or from any interest in any body corporate. No such transaction, arrangement or proposal shall be liable to be avoided on the grounds of any such interest or benefit nor shall the receipt of any such profit, remuneration or any other benefit constitute a breach of his duty not to accept benefits from third parties.

5.39 A Director need not declare an interest in the case of a transaction or arrangement with the Company if the other Directors are already aware, or ought reasonably to be aware, of the interest or it concerns the terms of his service contract that have been or are to be considered at a meeting of the Directors or if the interest consists of him being a director, officer or employee of a company in which the Company is interested.

5.40 The Board may cause the voting rights conferred by the shares in any other company held or owned by the Company or any power of appointment to be exercised in such manner in all respects as it thinks fit and a Director may vote on and be counted in the quorum in relation to any of these matters.

Restrictions on Directors voting

5.41 A Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Board or of a committee of the Board concerning any arrangement, transaction or arrangement which is to his knowledge a material interest and, if he purports to do so, his vote will not be counted, but

this prohibition shall not apply in respect of any resolution concerning any one or more of the following matters:

(a) any transaction or arrangement in which he is interested by means of an interest in shares, debentures or other securities or otherwise in or through the Company;

(b) the giving of any guarantee, security or indemnity in respect of money lent to, or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(c) the giving of any guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(d) the giving of any other indemnity where all other Directors are also being offered indemnities on substantially the same terms;

(e) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(f) any proposal concerning any other body corporate in which he does not to his knowledge have an interest (as the term is used in Part 22 Companies Act 2006) in one per cent or more of the issued equity share capital of any class of such body corporate nor to his knowledge hold one per cent or more of the voting rights which he holds as shareholder or through his direct or indirect holding of financial instruments (within the meaning of the Disclosure and Transparency Rules) in such body corporate;

(g) any proposal relating to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates;

(h) any proposal concerning insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons who include Directors;

(i) any proposal concerning the funding of expenditure by one or more Directors on defending proceedings against him or them, or doing anything to enable such Director or Directors to avoid incurring such expenditure; or

(j) any transaction or arrangement in respect of which his interest, or the interest of Directors generally has been authorised by ordinary resolution.

5.42 A Director shall not vote or be counted in the quorum on any resolution of the Board or committee of the Board concerning his own appointment (including fixing or varying the terms of his appointment or its termination) as the holder of any office or place of profit with the Company or any company in which the Company is interested.

Number of Directors

5.43 Unless and until otherwise determined by an ordinary resolution of the Company, the number of Directors shall not be less than two.

Directors' appointment and retirement

5.44 Directors may be appointed by the Company by ordinary resolution or by the Board. If appointed by the Board, a Director holds office only until the next annual general meeting and shall not be taken into account in determining the number of Directors who are to retire by rotation.

5.45 At each annual general meeting of the company, any Directors appointed by the Board since the last annual general meeting shall retire. In addition one-third of the remaining Directors or, if their number is not three or a multiple of three, the number nearest to but not exceeding one-third, shall retire from office by rotation.

5.46 At each annual general meeting, any Director who was last elected or last re-elected at or before the annual general meeting held in the third calendar year before the current year shall retire by

rotation. If the number of Directors so retiring is less than the minimum number of Directors who are required to retire by rotation, additional Directors up to that number shall retire (namely, those Directors who are subject to rotation but who wish to retire and not offer themselves for re-election and those Directors who have been Directors longest since their appointment or last re-appointment (and, as between those who have been in office an equal length of time, those to retire shall, unless they otherwise agree, be determined by lot).

5.47 Any Director (other than the Chairman and any Director holding executive office) who would not otherwise be required to retire shall also retire if he has been with the Company for a continuous period of nine years or more at the date of the meeting and shall not be taken into account when deciding which and how many Directors should retire by rotation at the annual general meeting.

Untraced shareholders

5.48 Subject to the Articles, the Company may sell any shares registered in the name of a member remaining untraced for 12 years who fails to communicate with the Company following advertisement of an intention to make such a disposal. Until the Company can account to the member, the net proceeds of sale will be available for use in the business of the Company or for investment, in either case at the discretion of the Board. The proceeds will not carry interest.

Non-United Kingdom shareholders

5.49 There are no limitations in the Articles on the rights of non-United Kingdom shareholders to hold, or to exercise voting rights attached to, the ordinary shares. However, non-United Kingdom shareholders are not entitled to receive notices of general meetings unless they have given an address in the United Kingdom to which such notices may be sent or, subject to and in accordance with the Companies Acts, an address to which notices may be sent in electronic form.

CREST

5.50 CREST is a paperless settlement system enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The Articles are consistent with CREST membership and, amongst other things, allow for the holding and transfer of shares in uncertificated form. The Articles contain other provisions in respect of transactions with the shares in the Company in uncertificated form and generally provide for the modifications of certain provisions of the Articles so that they can be applied to transactions with shares in the Company in uncertificated form.

Indemnity of officers

5.51 Subject to the provisions of the Companies Acts, but without prejudice to any indemnity to which he might otherwise be entitled, every past or present Director (including an alternate Director) or officer of the Company or a director or officer of an associated company (except the Auditors or the auditors of an associated company) shall be entitled to be indemnified out of the assets of the Company against all costs, charges, losses, damages and liabilities incurred by him for negligence, default, breach of duty, breach of trust or otherwise in relation to the affairs of the Company or of an associated company, or in connection with the activities of the Company, or of an associated company, as a trustee of an occupational pension scheme (as defined in Section 235(6) Companies Act 2006). In addition the Board may purchase and maintain insurance at the expense of the Company for the benefit of any such person indemnifying him against any liability or expenditure incurred by him for acts or omissions as a Director or officer of the Company (or of an associated company).

Lien and forfeiture

5.52 The Company shall have a first and paramount lien on every share which is not fully paid for all amounts payable to the Company (whether presently or not) in respect of that share to the extent and in the circumstances permitted by the Companies Acts. The Board may sell any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share demanding payment and stating that if the notice is not complied with the share may be sold.

5.53 The Board may from time to time make calls on members in respect of any money unpaid on their shares, subject to the terms of allotment of the shares. Each member shall (subject to receiving at least 14 clear days' notice) pay to the Company the amount called on his shares. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the Board may give the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not to be complied with the shares in respect of which the call was made is liable to be forfeited.

Conversion provisions

5.54 The Articles do not contain any provisions relating to conversion of the ordinary shares.

6 City Code on Takeovers and Mergers

6.1 As an English public limited company, resident in the United Kingdom and whose securities are admitted to trading on London Stock Exchange's main market for listed securities, the Company is subject to the UK City Code on Takeovers and Mergers (the **City Code**).

6.2 Rule 9 of the City Code stipulates, inter alia, that except with the consent of the Panel, when:

(a) any person acquires, whether by a series of transactions over a period of time or not, an interest in shares which (taken together with shares in which persons acting in concert with him are interested) carry 30 per cent or more of the voting rights of a company; or

(b) any person, together with persons acting in concert with him, is interested in shares which in the aggregate carry not less than 30 per cent of the voting rights of a company but does not hold shares carrying more than 50 per cent of such voting rights and such person, or any person acting in concert with him, acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which he is interested

such person shall extend (an) offer(s) to the other shareholders in the company on the basis set out in the City Code.

6.3 Where a person or group of persons acting in concert holds shares carrying more than 50 per cent of the voting rights in a company no obligation would normally arise to make a general offer under Rule 9 if the concert party increases its aggregate shareholding. However, even if the concert party holds shares carrying over 50 per cent of the voting rights, the Panel may, inter alia, regard any acquisition by a member that increases his interests in shares to 30 per cent or more or, if he is already interested in 30 per cent or more, which increases the percentage of shares carrying voting rights in which he is interested as giving rise to an obligation on that individual to make an offer. In the above summary, persons "acting in concert" are persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition by any of them of shares in the Company, to obtain or consolidate control of the Company.

6.4 Control means a holding, or aggregate holdings, of shares carrying 30 per cent or more of the voting rights of the Company, irrespective of whether the holding or holdings give de facto control.

Squeeze-out and sell-out provisions

6.5 Part 28 of the 2006 Act came into force on 6 April 2007 and governs "squeeze-out" and "sell-out" provisions, which are triggered when a person acquires 90 per cent of both the issued shares and voting rights in the Company as a result of having made a takeover offer for the Company. Under this new regime, such an acquirer may serve a notice on the remaining minority shareholder stating that it desires to buy their shares ("squeeze-out") and, conversely, the remaining minority shareholder may exercise in writing its right to require the acquirer to acquire its shares ("sell out"). The consideration offered to the minority shareholder whose shares are compulsorily acquired must, in general, be the same as the consideration that was available under the takeover offer.

6.6 Both squeeze-out and sell-out rights are exercisable within a three month period from the end of the period within which the takeover offer can be accepted. Under the squeeze-out provisions, the acquirer must, at the end of six weeks from the date of the notice, send a copy of its notice and an executed transfer for the shares to the Company and pay the consideration for the shares to the

Company, whereupon the shares will be registered in the name of the acquirer. The consideration is then held on trust by the Company for the minority shareholder. Under the sell-out provisions, the acquirer is entitled and bound to acquire the shares on the terms of the takeover offer or on such other terms as may be agreed.

6.7 As at 15 June 2011, the Directors are not aware of any public takeover bids by third parties in respect of the Ordinary Shares which have occurred during the last financial year and the current financial year.

7 Directors and Senior Managers

7.1 The names of the Directors and Senior Managers and their functions in the Company are set out in "Part II—Management, Corporate Governance and Employees" of this Prospectus.

7.2 The business address of each of the Directors and each of the Senior Managers is Building 23, Garden City Office Park, 2404 Logan Road, Eight Mile Plains, Queensland, 4113 Australia.

7.3 In addition to their directorships of the Company (in the case of the Directors), the Directors and the Senior Managers hold or have held the following directorships (other than those of subsidiaries of the Company) and/or were members of the following partnerships, within the past five years:

Name	Current	Former
M V Caruso	Blackhawk Oil & Gas Limited Busselton Free Range Vegi Egg Farm Pty Ltd Cityside Corporate Pty Ltd Zurich Bay Holdings Pty Ltd Simto Australia Pty Ltd Simto Resources Limited Mineral Commodities Ltd CLR No.5 Pty Ltd Gulf Asiatic Pty Ltd Mincom Waste Pty Ltd Q Smelt Pty Ltd Queensland Minex NL Regional Management Pty Ltd Rexelle Pty Ltd Ritara Pty Ltd Spherical Pty Ltd Kariba Kono (SL) Limited	CI Resources Limited
F Terranova	Novabank Pty Ltd	Nil
T S Harvey	Perseus Mining Limited Andina Minerals Inc Victoria Gold Corporation Serabi Mining plc Sarama Resources Ltd	Moto Goldmines Polaris Geothermal Inc Orvana Minerals Corp Nord Resources Corporation Manicouagan Minerals Inc
M House	Landcorp Western Australia Latent Petroleum Pty Ltd	Landgate Western Australia Gemstar Diamonds Limited
A Lowrie	Edinburgh Dragon Trust Kenmare Resources plc	Quadrise Fuels International plc Thai Euro Fund
G H Steemson	Court Resources Pty Ltd Steemson Geoscience Pty Ltd	Carbine Resources Limited Mineral Commodities Ltd Sandfire Resources NL Blackhawk Oil & Gas Limited Rexelle Pty Ltd Q Smelt Pty Ltd

Name	Current	Former
P Torre	Mission NewEnergy Limited Neo Resources Limited Mineral Commodities Limited Katica Pty Ltd A Better Life Foundation WA Gold Street Corporation Pty Ltd Biotrade Pty Ltd Blackhawk Oil and Gas Limited Queensland Minex NL	Carbine Resources Limited CI Resources Limited
R Hastings	Neo Resources Limited	Nil
P Williams	Kieta Holdings Pty Ltd	Focus Minerals Ltd
P DuPlessis	Nil	Nil
D Anwyll	Nil	Nil
P Davies	Nil	Nil

7.4 Within the period of five years preceding the date of this Prospectus none of the Directors or Senior Managers:

(a) has any convictions in relation to fraudulent offences;

(b) has been a director or senior manager of any company at the time of any bankruptcy, receivership or liquidation of such company; or

(c) has been the subject of any official public incrimination and sanction by any statutory or regulatory authorities (including designated professional bodies) or has been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of any company.

7.5 Save as set out in note 26(e) to the financial statements for the years ended 30 June 2010, 2009 and 2008 in Section A of ''Part IX—Historical Financial Information'' and in note 26(f) to the financial statements for the six months ended 31 December 2010 in Section B of ''Part IX—Historical Financial Information'' of this Prospectus, none of the Directors or Senior Managers has any potential conflicts of interest between his duties to the Company and his private interests or other duties.

7.6 None of the Directors or Senior Managers was selected for his position pursuant to any arrangement or understanding with major shareholders, customers, suppliers or others.

7.7 None of the Directors or Senior Managers has agreed to any restrictions on the disposal within a certain time of his holding in the Ordinary Shares.

8 Directors', senior managers' and major shareholders' interests

8.1 As at 15 June 2011 (being the latest practicable date prior to the date of this Prospectus) interests of the Directors, Senior Managers and their immediate families (which are beneficial unless otherwise stated) in the securities of Allied Gold and the Company which:

(a) have been notified by each Director (or, in the case of Senior Managers, would have been, had they been Directors) to the Company; or

(b) are interests of a connected person (within the meaning of Section 252 of the 2006 Act) of a Director or Senior Manager which would, if the connected person were a Director or Senior Manager, be required to be disclosed and the existence of which is known to or could with reasonable diligence be ascertained by the Director or Senior Manager, are as follows:

Name	No. of options granted	Terms	Date of grant	Date expires	No. vested as at 6 June 2011	No. yet to vest as at 6 June 2011	No. of Allied Gold shares
M V Caruso	8,875,000	A$0.35 expiring 31.10.2011	05.12.2008	31.10.2011	5,875,000	3,000,000	7,685,193
	20,000,000	A$0.50 expiring 31.12.2013	05.11.2009	31.12.2013	20,000,000	—	
F Terranova	5,500,000	A$0.35 expiring 30.10.2011	01.12.2008	31.10.2011	4,250,000	1,250,000	1,000
	10,000,000	A$0.50 expiring 31.12.2013	11.11.2009	31.12.2013	10,000,000	—	
T S Harvey	1,500,000	A$0.50 expiring 31.12.2011	06.06.2011	31.12.2011	N/A	N/A	200,000
M House	1,500,000	A$0.35 expiring 31.12.2011	11.11.2009	31.12.2011	1,000,000	500,000	10,000
A Lowrie	1,750,000	$0.35 expiring 30.11.2011	05.12.2008	30.11.2011	1,500,000	250,000	1,635,460
G H Steemson	1,750,000	A$0.35 expiring 30.11.2011	05.12.2008	30.11.2011	1,500,000	250,000	1,100,000
P DuPlessis	825,000	$0.35 expiring 31.10.2011	29.12.2008	31.10.2011	525,000	300,000	Nil
R Hastings	3,250,000	$0.35 expiring 31.10.2011	01.12.2008	31.10.2011	2,250,000	1,000,000	300,000
	500,000	$0.50 expiring 31.12.2013	22.12.2009	31.12.2013	500,000	—	
P Torre	1,750,000	$0.35 expiring 31.10.2011	01.12.2008	31.10.2011	1,250,000	500,000	20,000
	250,000	$0.50 expiring 31.12.2013	22.12.2009	31.12.2013	250,000	—	
D Anwyll	—	—	—	—	—	—	102,000
P Davies	825,000	$0.35 exoiring 31.10.2011	29.12.2008	31.10.2011	525,000	300,000	Nil
	175,000	$0.50 expiring 31.12.2013	22.12.2009	31.12.2013	175,000	—	
P Williams	—	—	—	—	—	—	—

3.2 Pursuant to the Schemes, the Directors will receive:

(a) Ordinary Shares as consideration for the acquisition of their Allied Gold Shares under the Share Scheme; and

(b) Allied Gold Mining Options as consideration for the acquisition of their Allied Gold Options under the Option Scheme.

8.3 The following table sets out the relevant interest of each Director in securities of the Company upon completion of the Schemes:

Name	Terms of Allied Gold Mining Options under the Option Scheme	No. vested as at 31 March 2011	No. yet to vest as at 31 March 2011	Number of Ordinary Shares to be issued under the Share Scheme
M V Caruso	£1.26 expiring 30.11.2011	979,166	500,000	1,280,865
	£1.80 expiring 31.12.2013	3,333,333	Nil	Nil
F Terranova	£1.26 expiring 30.11.2011	708,333	208,333	166
	£1.80 expiring 31.12.2013	1,666,666	Nil	Nil
T S Harvey	£1.26 expiring 31.12.2011	166,666	83,333	33,333
M House	£1.80 expiring 31.12.2011	166,666	83,333	1,666
A Lowrie	£1.26 expiring 30.11.2011	250,000	41,666	272,576
G H Steemson . .	£1.26 expiring 30.11.2011	250,000	41,666	183,333
P DuPlessis	£1.26 expiring 31.10.2011	87,500	50,000	Nil
R Hastings	£1.26 expiring 31.10.2011	375,000	166,666	50,000
	£1.80 expiring 31.12.2013	83,333	Nil	Nil
P Torre	£1.26 expiring 31.10.2011	208,333	83,333	3,333
	£1.80 expiring 31.12.2013	41,666	Nil	Nil
P Davies	£1.26 expiring 31.10.2011	87,500	50,000	Nil
	£1.80 expiring 31.12.2013	29,166	Nil	Nil

8.4 Save as disclosed above, none of the Directors or Senior Managers or any person connected with any Director or Senior Manager within the meaning of Section 252 of the 2006 Act has any interest in the share capital of the Company or any of its subsidiaries.

8.5 As at 15 June 2011 (being the latest practicable date prior to the date of this Prospectus) there were no outstanding loans granted by any member of the Group to any Director, nor by any Director to any member of the Group, nor was any guarantee which had been provided by any member of the Group for the benefit of any Director, or by any Director for the benefit of any member of the Group, outstanding.

8.6 Save as set out in note 26 to the financial statements for the years ended 30 June 2010, 2009 and 2008 in Section A of "Part IX—Historical Financial Information" and in note 26 to the financial statements for the six months ended 31 December 2010 in Section B of "Part IX—Historical Financial Information" of this Prospectus, no Director is or has been interested, directly or indirectly, in any transaction which is or was unusual in its nature or conditions or significant in relation to the business of the Group and which has been effected by the Group during the current or immediately preceding financial year or which was effected by the Group during an earlier financial year and which remains in any respect outstanding or unperformed.

8.7 Prior to the Pre-IPO Reorganisation, the following persons (in addition to members of the administrative, management or supervisory bodies) were, as at 2 June 2011, directly or indirectly interested in 3 per cent or more of the issued ordinary share capital of or voting rights in Allied Gold:

Shareholder	No. of Ordinary Shares	Percentage of issued Ordinary Share capital
M & G Investment Management Ltd	231,239,177	19.29
Franklin Resources Inc.	95,644,554	7.98
Legal & General Investment Management Ltd	86,772,468	7.24
Baker Steel Capital Managers LLP	83,654,889	6.98
Capital Research Global Investors	77,303,411	6.45
JP Morgan Asset Management UK Limited	56,016,586	4.67
Resource Capital Associates L.L.C.	53,685,093	4.48
BlackRock Inc	38,606,143	3.22

8.8 Following the Pre-IPO Reorganisation, based on the proposed 1:6 share exchange under the Scheme, it is expected that the following persons (in addition to members of the administrative, management or supervisory bodies) will be directly or indirectly interested in 3 per cent or more of the issued ordinary share capital of or voting rights in the Company:

Shareholder	No. of Ordinary Shares	Percentage of issued Ordinary Share capital
M & G Investment Management Ltd	38,539,862	19.29
Franklin Resources Inc.	15,940,759	7.98
Legal & General Investment Management Ltd	14,462,078	7.24
Baker Steel Capital Managers LLP	13,942,481	6.98
Capital Research Global Investors	12,883,901	6.45
JP Morgan Asset Management UK Limited	9,336,097	4.67
Resource Capital Associates L.L.C.	8,947,515	4.48
BlackRock Inc	6,434,357	3.22

8.9 None of the shareholders referred to at paragraphs 8.7 and 8.8 above has different voting rights from any other holder of Ordinary Shares in respect of any Ordinary Shares held by them.

8.10 The Company is not aware of any persons who, directly or indirectly, jointly or severally, will own or could exercise control over the Company.

8.11 The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

9 Directors' service contracts, terms of appointment and remuneration

9.1 The terms of the Directors' and Senior Managers service contracts are summarised below:

Name	Date of contract	Notice period	Current salary/fees
			A$
Executive Directors			
Mark Caruso	26 May 2003	1 month	626,750[(1)]
Frank Terranova	10 December 2009	1 month	419,650[(1)]
Non Executive Directors			
Sean Harvey	11 March 2010	1 month	90,000
Monty House	4 March 2009	1 month	95,000
Anthony Lowrie	9 March 2007	1 month	85,000
Gregory H Steemson	14 June 2005	1 month	90,000
Senior Managers			
Peter Torre	6 October 2008	3 months	120,000
Ross Hastings	1 January 2010	1 month	327,000[(1)]
Peter DuPlessis	9 February 2009	1 month	272,500[(1)]
Drew Anwyll	19 May 2010	1 month	342,400[(1)]
P Davies	20 October 2009	1 month	237,620[(1)]
P Williams	11 April 2011	1 month	381,500[(1)]

Note:

(1) Inclusive of compulsory employer superannuation contributions.

9.2 The employing company for each of the Directors and Senior Managers is Allied Gold.

9.3 The Directors will be appointed to the Board of the Company pursuant to a resolution of the Board. An internal group re-charge mechanism will be implemented in relation to their fees, whereby Allied Gold charges the Company an proportionate cost for the services provided to the Company by the Directors, but all payments made to the directors by way of remuneration are made by Allied Gold.

9.4 Formal service agreements are entered into between Allied Gold and all Directors and key management personnel. On appointment to the Board, all Non Executive Directors enter into a letter of appointment with the Company. The letter summarises the Board policies and terms, including compensation, relevant to the office of Director. Remuneration and other terms of employment for the Chairman, Chief Financial Officer and other key management personnel are also formalised in contracts of employment. Some of these agreements provide for the provision of performance related bonuses as well as participation in the Employee Share Option Scheme. All contracts with executives may be terminated by either party giving relevant notice.

(a) Mark V Caruso, Executive Chairman

Mr Caruso's service agreement has no fixed term. Base remuneration payable under the service agreement is A$626,750 per annum, inclusive of superannuation effective from 1 October 2009. The increase in Mr Caruso's salary to A$575,000 was backdated to 1 October 2008. Mr Caruso is entitled to an annual bonus of no more than 30 per cent of base remuneration if key performance indicators set by the Board on an annual basis are achieved. In the year ended 30 June 2010 formal key performance indicators were not established, however certain of the options granted to Mr Caruso during the period include vesting conditions related to gold production and Allied Gold's share price. For the year ended 30 June 2010, the Board exercised its discretion to award Mr Caruso a bonus of A$225,000 for achieving the acquisition of Australian Solomon Gold Limited and achieving the listing of the Company's shares on the Toronto Stock Exchange and the associated capital raising. The Company may terminate Mr Caruso's appointment on four weeks' written notice. In the event that Mr Caruso's appointment is terminated by the Company, Mr Caruso is entitled to 12 months' base remuneration plus any amount payable in lieu of notice. Mr Caruso may terminate his appointment on eight weeks' written notice. In the event of such termination, Mr Caruso is entitled to three months' base remuneration plus any amount payable in lieu of notice.

(b) F Terranova, Chief Financial Officer and Executive Director

Mr Terranova's service agreement has no fixed term. Total fixed remuneration payable under the service agreement is A$419,650, inclusive of superannuation effective 1 October 2009. The increase in Mr Terranova's salary to A$419,650 was backdated to 1 October 2008. Mr Terranova is entitled to an annual bonus not exceeding 30 per cent of base remuneration dependent on achievement of specific objectives as determined by the Chief Executive Officer, commencing. Formal key performance indicators were not established in the financial year ending 30 June 2010; however certain of the options granted to Mr Terranova during the period include vesting conditions related to gold production and the Company's share price. The Company may terminate Mr Terranova's appointment on eight weeks' written notice. On termination by the Company, Mr Terranova is entitled to termination pay of twelve months total fixed remuneration.

(c) S Harvey, Non Executive Director

Mr Harvey's appointment has no fixed term, but can be terminated by either Mr Harvey or the Company on four weeks' written notice. Details of the remuneration of Non Executive Directors are contained at paragraph 9.6 below.

(d) M House, Non Executive Director

Mr House's appointment has no fixed term, but can be terminated by either Mr House or the Company on four weeks' written notice. Details of the remuneration of Non Executive Directors are contained at paragraph 9.6 below.

(e) A Lowrie, Non Executive Director

Mr Lowrie's appointment has no fixed term, but can be terminated by either Mr Lowrie or the Company on four weeks' written notice. Details of the remuneration of Non Executive Directors are contained at paragraph 9.6 below.

(f) G Steemson, Non Executive Director

Mr Steemson's appointment has no fixed term, but can be terminated by either Mr Steemson or the Company on four weeks' written notice. Details of the remuneration of Non Executive Directors are contained at paragraph 9.6 below. Until July 2010, Mr Steemson also received an annual retainer from the Company of A$45,000 for geological consulting services.

(g) P Torre, Company Secretary

Mr Torre's appointment is for a three year term, commencing 6 October 2008. Total fixed remuneration payable to Mr Torre under the terms of his appointment is A$120,000 per annum, effective 1 December 2009. The Company may terminate Mr Torre's appointment on three months' written notice. On termination by the Company, Mr Torre is entitled to the lesser of three month's base remuneration or the balance of the contract term. Mr Torre may terminate his appointment on three month's written notice. In the event of such termination, Mr Torre is entitled to three months' base remuneration plus any amount payable in lieu of notice.

(h) R Hastings, General Manager Resource and Development

Mr Hasting's appointment has no fixed term. Total fixed remuneration payable under the service agreement is A$327,000, exclusive of superannuation effective 1 January 2010. Mr Hastings is entitled to four weeks' pay on termination by the Company or by him. On termination by the Company, he is entitled to further termination pay of twelve months' total fixed remuneration.

(i) P DuPlessis, Resident Manager Simberi Operation

Mr DuPlessis's appointment has no fixed term. Mr DuPlessis's base salary, exclusive of superannuation, is A$250,000 per annum. Mr DuPlessis is entitled to a gross performance bonus of A$22,000 based upon the satisfaction of achieving quarterly key performance indicators (**KPIs**). The KPIs are as follows:

(i) average cost of gold per ounce sold for the Quarter is A$600 or less, as calculated by the Chief Financial Officer; and/or

(ii) the total gold shipped per quarter is a minimum of 21Koz.

The KPIs were not achieved in the financial year ended 30 June 2010, and as such there Mr DuPlessis was not entitled to a bonus.

Mr DuPlessis's is entitled to a payment equivalent to three month's salary upon termination of his appointment by the Company.

(j) D Anwyll, Resident Manager, Gold Ridge Operation

Mr Anwyll's appointment has no fixed term. Mr Anwyll's base salary is A$342,400 per annum inclusive of superannuation effective 19 May 2010. Mr Anwyll's appointment may be terminated by either Mr Anwyll or the Company on one month's written notice. On termination by the Company, Mr Anwyll is entitled to a payment equivalent to three month's salary. Mr Anwyll is entitled to (i) 12 month's base salary for termination without cause within first six months of his employment plus payment in lieu of notice where applicable; (ii) six month's base salary for termination without cause within after six months but less than 18 months of employment, plus payment in lieu of notice where applicable; and (iii) six month's base salary on termination for redundancy, plus payment in lieu of notice where applicable. Mr Anwyll is also entitled to (iv) an annual bonus not exceeding 30 per cent of his base salary, payable after one year from commencement, dependent on achievement of agreed KPIs including but not limited to cash costs and oz of gold produced, and (v) an annual bonus not exceeding 50 per cent of base salary payable annually after two years from commencement of his employment, dependent on achievement of agreed KPIs, including but not limited to cash costs and oz of gold produced.

(k) P Davies, Group Exploration Manager

Mr Davies' appointment has no fixed term. Mr Davies is entitled to a base salary of A$237,620 per annum, inclusive of 9 per cent superannuation effective 20 October 2008. Mr Davies is not entitled to a performance bonus. Mr Davies' appointment may be terminated by either him or the Company on one month's written notice of termination. Upon termination by the Company, Mr Davies is entitled to a payment equivalent to three month's salary.

(l) P Williams, Group General Manager Operations

Mr Williams' appointment has no fixed term. Total fixed remuneration payable under the service agreement is A$381,500 inclusive of 9 per cent. superannuation. Subject to certain conditions, Mr Williams is entitled to relocation assistance up to the value of A$15,000. Mr Williams' appointment can be terminated by either Mr Williams or the Company on one month's written notice. Upon termination without notice by the Company within the first year of employment (after the end of a probationary period of 3 months), Mr Williams is entitled to six months' base salary less any payment in lieu of notice where applicable.

9.5 Save as set out in this paragraph 9, there are no service contracts or consultancy agreements in existence between any of the Directors and the Company or any of its subsidiaries which cannot be determined by the employing company without payment of compensation or benefits (other than statutory compensation) and no such contracts are proposed.

9.6 The current base remuneration for non-executive directors of A$85,000 per annum was last reviewed with effect from 1 January 2010. Directors receive an additional A$10,000 per annum for each Board sub-committee on which they serve as Chairman. Other directors serving on Board sub-committees receive an additional A$5,000 per annum for each sub-committee to which they are appointed. Non-executive directors' fees are determined within an aggregate directors' fee pool limit. The current fee pool limit of A$500,000 was approved by shareholders at the Annual General Meeting on 28 November 2008. Non-executive directors' fees and payments are reviewed annually by the Board.

9.7 Executives are offered a competitive base pay that consists of fixed components plus incentive payments that are payable at the Board's discretion. Base pay for senior executives is reviewed annually to ensure each executive's pay is competitive with the market. The executive remuneration framework has three components:

(a) base pay and benefits, including superannuation;

(b) short term cash based incentives available to nominated executives; and

(c) long term incentives through participation in the Employee Option Plan.

9.8 The remuneration (including contingent and/or deferred compensation) and benefits in kind, paid by the Company to the Directors and Senior Managers in respect of the financial year ended 30 June 2010, being the last full financial year, were as follows:

	Basic salary/fees	Bonus	Share based compensation	Post employment benefits	Total
	A$	A$	A$	A$	A$
Executive Directors					
M V Caruso	681,250	225,000	4,397,500	61,313	5,365,063
F Terranova	468,117	—	2,198,750	42,131	2,708,998
Subtotal Executive Directors	**1,149,367**	**225,000**	**6,596,250**	**103,444**	**8,074,061**
Non Executive Directors					
S Harvey	28,333	—	—	—	28,333
M House	87,500	—	270,000	—	357,500
A Lowrie	81,667	—	—	—	81,667
G H Steemson	127,500	—	—	—	127,500
Subtotal Non-Executive Directors	**325,000**	**—**	**270,000**	**—**	**595,000**
Senior Managers					
P Torre	105,000	—	44,100	—	149,100
R Hastings	280,000	—	88,200	25,200	393,400
P DuPlessis	250,000	—	—	22,500	272,500
D Anwyll	64,266	—	—	4,820	69,086
P Davies	218,000	—	30,870	19,260	268,130
Subtotal Senior Managers	**917,266**		**163,170**	**71,780**	**1,152,216**
Grand total	**2,391,633**	**225,000**	**7,029,420**	**175,224**	**9,821,277**

Note: salaries, fees and benefits includes gross salary and fees, fringe benefits, professional memberships and subscriptions, allowances, leave entitlements and adjustments made to the base salaries of Mr Caruso and Mr Terranova to align them with market benchmarks.

10 Pensions

10.1 Allied Gold does not have a pension plan that provides for payments or benefits to Directors or Employees at, following, or in connection with retirement. In compliance with certain statutory requirements in Australia, PNG and the Solomon Islands, Allied Gold is required to make payments to a superannuation fund as prescribed by the relevant legislation in each of those jurisdictions. Allied Gold has no involvement in the management or selection of any such fund, and does not have access to information with respect to any such fund, including principal amounts held by such funds or rates of return of such funds. The salary compensation figures provided in paragraph 9.8 above include such superannuation payments.

10.2 The Company does not have any employees, and therefore does not have a pension plan that provides for payments or benefits to Directors or Employees at, following, or in connection with retirement.

11 Share plans

Allied Gold Option Plan

11.1 Allied Gold established an employee incentive option scheme (the **Allied Gold Option Plan**) for, inter alia, the employees and consultants of Allied Gold or any related entity (**Eligible Persons**). The Allied Gold Option Plan was re-approved by shareholders at an annual general meeting on 28 November 2008. The Allied Gold Option Plan was established to advance the interests of Allied

Gold by encouraging stock ownership by Eligible Persons and attracting, motivating and retaining Eligible Participants by providing long term incentives for senior employees (including Directors) to deliver long term Shareholder returns. All full time employees, part time employees and consultants to the Group are eligible to participate in the plan at the absolute discretion of the Board. Options are granted under the plan for no consideration and are on terms stipulated at the discretion of the Board. The options hold no voting rights, do not participate in dividends and are not transferable. All options granted are exercisable in exchange for one Ordinary Share in the Company for every option held.

11.2 The Allied Gold Option Plan is administered by the board of directors of Allied Gold (the **Allied Gold Board**). Under the Allied Gold Option Plan, options to purchase shares in Allied Gold may be granted by the Allied Gold Board to Eligible Persons. The Allied Gold Board has the authority, subject to the terms of the Allied Gold Option Plan, to determine the terms, including the limitations, restrictions and conditions, if any, upon such grants and shall take into account the skill, experience, length of service with Allied Gold, remuneration level and such other criteria as the directors consider appropriate in the circumstances. The Allied Gold Option Plan provides that directors of Allied Gold are not included as Eligible Persons; Allied Gold has a separate plan on substantially similar terms to the Allied Gold Option Plan for members of the Allied Gold Board, except that shareholders must ratify grants of stock options to Allied Gold directors and that options granted to Allied Gold directors do not generally expire until their original expiry date, regardless as to whether an Allied Gold director resigns or is not re-elected prior to such expiry date.

11.3 The Allied Gold Option Plan provides that, subject to any regulatory requirements, the exercise price for any option granted under the Allied Gold Option Plan shall be determined by the Allied Gold Board and shall be no less than any minimum specified by the listing rules of the ASX. All offers of option grants will be made using an "Offer Document" as prescribed by the Allied Gold Option Plan or by applicable regulation. The terms of each grant will be set out in the Offer Document. Options are not assignable. The terms of grant of options may be varied by the Allied Gold Board only in accordance with the rules of the ASX, and requires the consent of the grantee if any such variation would be materially prejudicial to the grantee, other than adjustments to comply with applicable legislation, to correct errors, or to permit Allied Gold to comply with the rules of the ASX or foreign laws or regulatory bodies.

11.4 Options are exercisable when the conditions in respect of each grant of options have been satisfied and there is otherwise no prohibition precluding the exercise of such options. Options must be exercised in such minimum numbers as prescribed by the rules of the ASX.

11.5 The Allied Gold Board may determine in its discretion the number of options to be granted to an Eligible Person. Options are exercisable during a period established at the time of their grant, such period to be set out in Offer Document. Any Option not exercised prior to the expiry date will become null and void. Options that are not exercisable at the time an Eligible Person ceases to be an Eligible Person for any reason, including termination of employment for cause or resignation, will be immediately null and void. Options that are exercisable at the time an Eligible Person ceases to be an eligible person for any reason, including termination of employment for cause or resignation, will be exercisable for a period of 60 days after such date of termination or resignation. In the case of death, permanent disability, retirement or redundancy of an Eligible Person, the legal representative of such Eligible Person may exercise any unexercised options which are otherwise eligible to be exercised. In such event, the Allied Gold Board may, in its discretion, permit the exercise of Options that are not exercisable at such time and have not otherwise lapsed. In all cases, the Allied Gold Board may determine in its discretion that any options that are not otherwise exercisable, but have not lapsed, may be exercised within any such additional time as determined by the Allied Gold Board.

11.6 A number of Allied Gold Options have not vested. For all of the unvested options the vesting condition is that Allied Gold Shares trade at A$0.70 or higher for five consecutive trading days.

The Allied Gold Mining PLC Option Plan

11.7 The terms and conditions of the Allied Gold Mining Options issued as consideration to Scheme Optionholders are to be identical to the terms and conditions of the Allied Gold Options as set out above, with the exception of the capital consolidation and exercise price.

11.8 Under the proposed Option Scheme, the vesting condition is to remain the same for all unvested Allied Gold Mining Options as it was for Allied Gold Options except for an adjustment of the trading price from AUD to GBP, such that unvested Ordinary Shares must trade at or above £2.56 for five consecutive trading days.

11.9 Each Allied Gold Mining Option entitles the holder to subscribe for one Ordinary Share at an exercise price set out in the table below, reflecting the one Allied Gold Mining Option for six Allied Gold Options consolidation which was implemented under the Option Scheme and an adjustment of the exercise price of Allied Gold Options from AUD to GBP.

Type of Allied Gold Mining Option	Exercise Price
Director Options expiring 30.11.2011	£1.26
Director Options expiring 31.12.2013	£1.80
Employee Options expiring 31.10.2011	£1.26
Employee Options expiring 31.12.2013	£1.80
Unlisted Director Options expiring 30.11.2011	£1.80

12 Material contracts

12.1 The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group within the two years immediately preceding the date of this Prospectus and are, or may be, material or have been entered into at any time by any member of the Group and contain any provisions under which any member of the Group has any obligation or entitlement which is, or may be, material to the Group as at the date of this Prospectus:

Admission

(a) Sponsor Agreement

Under this agreement, dated 17 June 2011 and between the Company, Allied Gold, RBC Capital Markets and the Directors, the appointment of RBC Capital Markets to act as sponsor to the Company in connection with the application for Admission is confirmed. The Company and Allied Gold Limited have given RBC Capital Markets certain customary warranties and undertakings regarding, amongst other things, the accuracy of information contained in this Prospectus and concerning the Group and its business. RBC Capital Markets may terminate this agreement in certain circumstances at any time before Admission becomes effective. The Company and Allied Gold have also indemnified RBC Capital Markets against certain losses incurred in connection with Admission.

Assets and acquisitions

(b) Details of the Group's mining and exploration licences are to be found in Section B of "Part III—Papua New Guinea" and Section B of "Part IV—Solomon Islands" of this Prospectus.

(c) In March 2008, the Group signed the Barrick LOI with Barrick PNG, to enter into a A$20 million farm-in agreement with respect to Allied Gold's exploration licence on Tatau and Big Tabar Islands. At the time of entering into the Barrick LOI, Barrick subscribed for and purchased A$15 million of fully paid ordinary shares in Allied Gold at a price of A$0.85 per share. In March 2010, Allied negotiated Barrick PNG's withdrawal from the joint venture agreement over Tatau and Big Tabar Islands and consequently reassumed management of exploration in the entire area of permit EL609. Allied made an immediate A$2.5 million payment to Barrick PNG with a further A$3 million to be paid as either cash or Allied Gold shares. Barrick agreed to place its holding of Allied Gold shares in escrow until 2012.

(d) On 16 September 2009, Allied Gold and ASG entered into an Implementation Agreement in relation to Allied Gold's offer for the entire issued share capital of ASG. Pursuant to the Implementation Agreement, the Independent Directors of ASG have agreed to unanimously recommend the transaction in the absence of a superior proposal, and Allied Gold has agreed to make, or to procure a wholly-owned subsidiary to make, the offer to the Shareholders. The Implementation Agreement contains certain undertakings from ASG and

Allied Gold in relation to the transaction, including customary deal protections in the form of "no-shop" and "no-talk" commitments from ASG which are subject to a fiduciary exception. ASG has agreed to pay a break fee of A$300,000 to Allied Gold in the event that the Independent Directors cease to unanimously recommend the transaction other than in certain prescribed circumstances, a third party acquires control of ASG, or ASG breaches its exclusivity commitments.

(e) On 3 September 2009, Allied Gold and RCF entered into a Pre-Bid Agreement. Pursuant to the Pre-Bid Agreement, RCF has agreed to deposit under the transaction, and not withdraw, subject to certain exceptions, ASG Shares representing 19.9 per cent of the issued and outstanding ASG Shares, and to publicly announce its intention to accept the Offer in respect of the balance of its ASG Shares (representing a further 29.0 per cent of issued and outstanding ASG Shares) and to not withdraw that acceptance in the absence of a superior proposal to the transaction.

Commercial contracts

(f) CSS Housing and Village Relocation Contract

On 9 April 2010 GRML entered into a contract for the supply and installation of 302 modular housing structures with Complete Site Services Pty Ltd (**CSS**). Services provided by CSS included the design, supply, manufacture, delivery to Chinese port and loading to shipping provided by GRML, unpacking at site and construction of packaged housing units, complete with all fixtures, to enable the resettlement of local personnel at Gold Ridge. CSS is also required to provide a small crew of supervisors and expatriate tradesmen skilled in the related building trades to supervise trade personnel provided by GRML for the assembly and construction of the housing units to handover stage.

Under the terms of the agreement, CSS submits a progress claim within seven days after the end of each month. Under the terms of the agreement, the period of time for completion of supply and installation is 14 months. The total contract sum is A$8,512,564.60.

Under the terms of the agreement, CSS gives various warranties in favour of GRML, and is also required to obtain warranties from the manufacturers and suppliers of the equipment provided under the agreement. The agreement contains a standard representation that the CSS has special knowledge, experience and expertise in the supply and installation of such equipment and has the skills to supply and construct the resettlement housing. The agreement includes standard warranties found in Australian Standard 4910-2002 General Conditions of contract for supply of equipment with installation. The agreement contains various indemnities given by either party in favour of the other. The indemnities given by the parties are the standard indemnities found in Australian Standard 4910-2002 General Conditions of Contract for supply of equipment with installation. CSS's liability is, for the most part, limited to the proceeds of any insurance policy required to be maintained by it under the contract.

GRML may terminate the agreement for any reason by giving seven days' notice. GRML is only liable for payment for work performed to the date of termination of the agreement and any extra costs CSS incurred as a direct consequence of termination. GRML may terminate the agreement or take the works out of CSS's hands upon substantial breach by CSS and failure by CSS to show cause after being served with a written "show cause notice" by GRML. Upon a substantial breach of the contract by GRML, CSS may serve GRML with a written "show cause notice". If GRML fails to do so, CSS may suspend the works, and ultimately terminate the agreement if the breach is not remedied by GRML within 28 days of suspension. Both parties also have termination rights upon insolvency of the other party or in the case of frustration of the agreement.

Financing

(g) Mine Site Dry Hire Contract

Between August 2008 and 1 April 2010, Allied Gold was party to a finance agreement with Zurich Bay Holding Pty Ltd ATF Mine Site Construction Services Trust trading as Mine Site

Construction Services (Minesite) relating to the hire of mining equipment. The agreement was accounted for as a finance lease.

The lease provided for the payment of contingent rentals determined on the basis of a fixed charge per machine hour. Under the terms of the lease, the Group had the option to acquire the leased assets for their agreed fair value on expiry of the leases.

The agreement was terminated effective 1 April 2010. A termination payment was made to Minesite based on an independent valuation of the mining equipment.

Further details of this contract are are set out in note 26 to the financial statements for the years ended 30 June 2008, 2009 and 2010 in Section A of "Part IX—Historical Financial Information" and in note 26 to the financial statements for the six months ended 31 December 2010 in Section B of "Part IX—Historical Financial Information".

(h) IFC loan agreement

On 24 June 2010, GRML entered into a loan agreement with the International Finance Corporation (**IFC**) for the amount of US$35 million (Tranche 1 Loan for US$30 million and Tranche 2 Loan for US$5 million) (the **IFC Loan Agreement**) to partially finance the rehabilitation, reconstruction, equipping and placing into operation of GRML's gold mining and processing facility located at Gold Ridge and certain other costs and expenditures associated with the development of Gold Ridge. The interest rate for Tranche 1 Loan is 7.5 per cent per annum plus the British Banker's Association interbank offered rates for deposits in US Dollars (**BBA Rate**) and the interest for Tranche 2 Loan is 10 per cent per annum plus the BBA Rate.

The IFC Loan Agreement contains representations and warranties given by GRML and events of default customary for loan facilities of this type.

The loan made pursuant to the IFC Loan Agreement is secured by the following:

(i) First ranking fixed and floating Charge in favour of IFC granted by GRML over all of its assets other than the Mining Equipment (as defined in the Loan Agreement) which is secured to any lender providing finance for the Mining Equipment.

(ii) a share charge given by Solomon Islands International Pty Ltd as the pledgor of its shares in GRML in favour of IFC as pledgee;

(iii) a share charge given by ASG Solomon Islands Limited as pledgor of its shares in GRML in favour of IFC as pledgee;

(iv) a share charge given by Australian Solomon Gold Limited as pledgor of its shares in GRML in favour of IFC as pledgee;

(v) a mortgage given by GRML in favour of IFC with respect to the mining tenement and any sublease of the mining tenement;

(vi) a deed of collateral assignment of any intercompany debt owed by GRML;

(vii) an endorsement of GRML's insurance and reinsurance policies; and

(viii) a guarantee from Allied Gold in respect of all of GRML's obligations under the IFC loan agreement only until the occurrence of the Security Completion Date (as defined in the IFC Loan Agreement).

Under the IFC loan agreement, a change of control of GRML constitutes an event of default and a "change of control" means:

(i) Allied Gold individually at any time and for any reason ceases to own, whether directly or indirectly, at least 51 per cent of both the economic and voting interests in GRML's share capital; or

(ii) any person or group other than Allied Gold shall have obtained the power (whether or not exercised) to elect a majority of the board of directors of GRML.

Further, pursuant to the terms of a Deed of Assignment and Subordination dated October 2010, the IFC loan is further secured by floating charges over any intra-group debt owed by

GRML to Allied Gold, Allied Gold Finance and Australian Solomons Gold Limited. IFC also has fixed and floating charges over the assets of various other Group companies, including Solomon Islands International Pty Ltd and Australian Solomons Gold Limited pursuant to the share charges referred to above. The interests of Allied Gold, Allied Gold Finance, Australian Solomons Gold Limited and Simberi Gold in each agreement evidencing such intra-group debts are assigned to IFC.

(i) BSP Loan Agreement

On 23 November 2010, Simberi Gold entered into a loan agreement with BSP of approximately PGK 52 million (the **BSP Loan Agreement**) to refinance equipment for Simberi. The interest rate for the BSP loan is a variable interest rate published weekly on Monday in the Post Courier newspaper, however BSP reserves the right to vary the margin at any time. As at 23 November 2010, the interest rate was 10.95 per cent plus a margin of 1.05 per cent per annum.

The BSP Loan Agreement contains representations and warranties given by Simberi Gold and events of default customary for loan facilities of this type.

The BSP Loan Agreement is secured, inter alia, by a fixed and floating charge in favour of BSP granted by Simberi Gold over all of its assets and undertakings including called but unpaid and uncalled capital, and various guarantees and indemnities given by Allied Gold.

Under the BSP Loan Agreement, any change in ownership or control of Simberi Gold without the prior written consent of BSP constitutes an event of default. BSP has provided written acknowledgement waiving its rights (subject to the fulfilment of certain conditions) under the loan agreement and associated security arrangements in this regard. Pursuant to one of the conditions, the Company has entered into a new guarantee and indemnity, limited to PGK 56 million plus interest and costs, on substantially the same terms as the existing guarantee and indemnity provided by Allied Gold. The new guarantee and indemnity entered into by the Company will become effective when the Company becomes the parent company of Allied Gold.

13 Property, plant and equipment

Details of the Group's material existing tangible fixed assets, (other than its mines, licences and contract terms, which are set out in Section B of "Part III—Papua New Guinea" and Section B of "Part IV—Solomon Islands" of this Prospectus) are set out in note 15 to the financial statements for the years ended 30 June 2008, 2009 and 2010 in Section A of "Part IX—Historical Financial Information" and note 15 to the financial statements for the six months ended 31 December 2010 in Section B of "Part IX—Historical Financial Information" of this Prospectus.

14 Working capital

14.1 The Company is of the opinion that the working capital available to the Group is sufficient for its present requirements, that is, for at least the 12 months following the date of this Prospectus.

15 Significant change

15.1 Save for the commencement of production at Gold Ridge in March 2011 and the A$93.8 million equity fundraising conducted in April 2011, there has been no significant change to the financial or trading position of the Group since 31 December 2010, being the latest period for which audited financial information in relation to the Group was published.

15.2 The Directors confirm that no material changes have occurred since the date of the Competent Persons' Reports contained in "Part XIV—Competent Person's Reports", the omission of which would make those reports misleading.

16 Related party transactions

Details of related party transactions entered into by members of the Group during the period covered by the historical financial information and up to the date of this Prospectus are set out in notes 25 and 26 to the financial statements for the years ended 30 June 2008, 2009 and 2010 in Section A of "Part IX—

Historical Financial Information'' and in notes 25 and 26 to the financial statements for the six months ended 31 December 2010 in Section B of ''Part IX—Historical Financial Information'' of this Prospectus.

17 Litigation

17.1 Save as set out below, no member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) during the 12 months preceding the date of this Prospectus which may have or have had in the recent past a significant effect on the Company and/or the Group's financial position or profitability.

17.2 In December 2009, Simberi Gold initiated legal proceedings against Intermet and a director of Intermet in respect of breaches of contract entered into between Simberi Gold and Intermet whereby Intermet were contracted to design, procure and manage the construction of gold processing and related facilities for Simberi. Under the legal action, Simberi Gold is claiming damages of not less than A$40 million. Intermet have entered a defence against the claim and have made a counter claim for A$1,178,558.66 in respect of outstanding monies allegedly owed by Simberi Gold under the contract. A directors hearing was held on 20 May 2011. The parties have discussed the possibility of mediation. On 19 May 2011, orders were made by consent as follows:

- the parties are to provide formal disclosure of all relevant documents in relation to the proceedings by 6 June 2011;
- the parties are to engage in good faith negotiations with a view to determining a process by which a mediation of the dispute can occur, and these discussions are to conclude by 6 June 2011; and
- the matter is listed for further directions on 17 June 2011.

The amount counter claimed by Intermet has been fully accrued as a liability by Simberi Gold pending the outcome of the litigation.

17.3 Milling and processing at Simberi was suspended for four weeks from 4 March 2011 to 7 April 2011 to repair a valve and onshore piping to the tailings mixing tank. A minor leak in the tailings and mixing tank was caused by valve wear and tear. The leak was detected within hours of its occurrence, and was repaired within three days. The leak was reported to the DEC. The DEC issued an EPO requesting that the tank be repaired and that operations cease until such repair was completed. Though not considered major, the repair work was below the water table and required continuous de-watering to provide access. Following the repair of the tank, the DEC did not immediately lift the EPO and therefore Simberi Gold applied and obtained a court order from the PNG National Court to allow milling and processing at Simberi to recommence. As part of this process, an independent inspection and review of the repairs to the tailings facility and operating procedures at Simberi was commissioned by the DEC. The EPO has since been formally discharged by the PNG Environment Council pursuant to PNG environmental legislation.

18 Consents

18.1 BDO Audit (WA) Pty Ltd of 38 Station Street, Subiaco WA 6008, Australia has given and not withdrawn its written consent to the inclusion in this Prospectus of its reports in ''Part IX—Historical Financial Information'' of this Prospectus in the form and context in which they appear and has authorised the contents of its reports for the purpose of paragraph 5.5.3R(2)(f) of the Prospectus Rules.

18.2 Golder Associates of Level 2, Havelock Street, West Perth, WA 6005, Australia has given and not withdrawn its written consent to the inclusion in this Prospectus of its competent person's report, mineral resource estimates and technical review in Part XIV of this Prospectus, references to them and statements and information extracted from them in the form and context in which they appear and has authorised the contents of its report, estimates and review for the purpose of paragraph 5.5.3R(2)(f) of the Prospectus Rules and item 23.1 of Annex I of the Commission Regulation (EC) 809/2004.

18.3 BatteryLimits Pty Ltd of Suite 5/162 Colin Street, West Perth, WA 6005, Australia has given and not withdrawn its written consent to the inclusion in this Prospectus of its competent person's report, mineral resource estimates and technical review in Part XIV of this Prospectus, references to them

and statements and information extracted from them in the form and context in which they appear and has authorised the contents of its report, estimates and review for the purpose of paragraph 5.5.3R(2)(f) of the Prospectus Rules and item 23.1 of Annex I of the Commission Regulation (EC) 809/2004.

19 Miscellaneous

19.1 The total costs and expenses relating to Admission payable by the Company (assuming that Admission takes place) are estimated to amount to approximately £2.6 million (excluding VAT) (A$4 million).

19.2 Save for the mining and exploration licences described in Section B of "Part III—Papua New Guinea" and Section B of "Part IV—Solomon Islands" of this Prospectus, there are no patents or intellectual property rights, licences, industrial, commercial or financial contracts or new manufacturing processes which are material to the Group's business or profitability.

19.3 Market, economic and industry data used throughout this Prospectus is extracted from various industry and other independent sources. The Company confirms that such data has been accurately reproduced and, so far as the Company is aware and is able to ascertain from information published by such third party, no facts have been omitted which would render the reproduced information inaccurate or misleading. Where third party information has been used in this Prospectus, the source of such information has been identified.

20 Documents available for inspection

Copies of the following documentation will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excluded) for a period of not less than 14 days following Admission at the offices of Norton Rose LLP, 3 More London Riverside, London SE1 2AQ:

(a) the articles of association of the Company;

(b) the reports from BDO (Audit) WA Pty Ltd which are set out in "Part IX—Historical Financial Information" of this Prospectus;

(c) the Competent Person's Report of Golder Associates and BatteryLimits;

(d) the letters of consent referred to at paragraph 18 above; and

(e) this Prospectus.

Dated: 17 June 2011